Form 20-F/A
period 2002-12-31
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2003-11-10
CIK 895361

Commission File No. 0-28694

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

____ 1 ____

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.

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

____ 2 ____

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

____ 3 ____

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

____ 4 ____

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

Summary Consolidated Financial Information

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Revenues...........................................	$ 16,351	$ 30,430	$ 92,589	$ 44,678	$ 64,817
Cost of revenues................................	9,834	20,735	64,281	60,573	44,415
Gross profit (loss)...............................	6,517	9,695	28,308	(15,895)	20,402
Operating expenses:
Research and development, net.....	2,237	3,137	7,364	13,290	11,974
Selling and marketing, net..............	4,310	6,779	11,535	12,122	12,547
General and administrative............	1,264	1,772	2,809	3,913	4,000
In-process research and development write-off...................	---	---	6,215	---	---
Total operating expenses...............	7,811	11,688	27,923	29,325	28,521
Operating income (loss)......................	(1,294)	(1,993)	385	(45,220)	(8,119)
Other income (expenses), net..............	785	---	---	(1,193)	---
Financial income, net...........................	202	217	5,875	4,628	2,619
Income (loss) before minority interest in losses of a Subsidiary..........................	$ (307)	$ (1,776)	$ 6,260	$ (41,785)	$ (5,500)
Minority interest in losses of a Subsidiary..........................................	37	122	19	---	---
Net income (loss)...............................	$ (270)	$ (1,654)	$ 6,279	$ (41,785)	$ (5,500)
Basic net earnings (loss) per share.......	$ (0.01)	$ (0.08)	$ 0.25	$ (1.56)	$ (0.20)
Diluted net earnings (loss) per share....	$ (0.01)	$ (0.08)	$ 0.22	$ (1.56)	$ (0.20)
Number of shares used in computing basic net earnings (loss) per share (in thousands)..........................................	19,245	19,881	25,368	26,716	26,953
Number of shares used in computing diluted net earnings (loss) per share (in thousands)..........................................	19,245	19,881	28,040	26,716	26,953

____ 5 ____

Summary Consolidated Financial Information (cont.)

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, short-term Bank deposits, short term and long term marketable securities..........................	$ 7,990	$ 6,230	$ 120,476	$97,236	$94,094
Working capital..................................	12,242	15,710	155,694	87,264	70,297
Total assets........................................	17,882	26,791	185,251	145,451	148,202
Shareholders` equity...........................	13,832	17,474	172,799	133,051	128,290

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

____ 6 ____

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

____ 7 ____

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

____ 8 ____

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

____ 9 ____

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

____ 10 ____

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

____ 11 ____

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

____ 12 ____

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

____ 13 ____

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

____ 14 ____

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

____ 15 ____

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

____ 16 ____

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

____ 17 ____

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

____ 18 ____

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

____ 19 ____

B.  BUSINESS OVERVIEW

Our Company

We are a leading developer, manufacturer and marketer of innovative data storage products based on flash memory, known as flash disks. Our flash disks provide the functionality of a mechanical hard drive on a solid-state silicon chip. We achieve this through the combination of our patented flash management technology, known as TrueFFS (True Flash File System), with standard flash memory components and miniaturization technologies that we have developed. Flash components are silicon chips on which data can be recorded and from which data can be retrieved and which require no power to retain data. Our TrueFFS software enables us to transform standard flash components into highly reliable, easy to integrate and efficient flash disks which meet the unique data storage needs of our target markets.

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

____ 20 ____

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

____ 21 ____

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

____ 22 ____

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

____ 23 ____

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

____ 24 ____

Our FFD product line was designed specifically to meet the needs of the markets for mission critical systems. The FFD products provide extremely high reliability, measured by impressive MTBF (Mean Time Between Failures), durability, ruggedness, enabling compliance with various US military and telecom standards, and extended life expectancy under the harshest environmental conditions. The FFD line offer high performance and high capacity in standard hard-drive sizes and interfaces, serving as drop-in replacements for standard rotating hard drives. In contrast to rotating/mechanical hard drives, which are susceptible to mechanical failure and whose performance is adversely affected by shocks, vibrations or extremes in temperature, high altitude and humidity, the FFD product line is a solid-state flash disk with no moving parts. As with all of our products, this feature, combined with the error detection and correction capabilities of our TrueFFS technology, makes our FFD products significantly more rugged, reliable and long-lived than hard drives. The markets for our FFD products include the military and aerospace markets (e.g. data recorders, moving maps, sonar, radar, fire control systems, black boxes, airborne reconnaissance systems, rugged laptops, tactical computers and servers), the telecommunication network infrastructure market (e.g. data storage in optical switches, ATM (Asynchronous Transfer Mode) switches, IP gateways and wireless base stations), the public safety-computing systems market (in police vehicles, public buses and in trains) and the market for mission critical automated applications (e.g. production line manufacturing machines, point of sales systems and automatic teller machines).

Products

DiskOnChip

Our DiskOnChip product line includes, in historical order of their introduction to the market, the DiskOnChip 2000, the DiskOnChip Millennium, the DiskOnChip Millennium Plus, Mobile DiskOnChip, DiskOnChip based MCP (Multi-Chip Packaging) and the Mobile DiskOnChip G3. DiskOnChip is based on cost effective, high capacity NAND flash technology, optimized to meet the unique requirements of Mobile devices and embedded systems

DiskOnChip provides an easy and reliable high capacity non volatile memory ("NVM") solution. It utilizes standard NAND flash components, while overcoming the technological limitations of NAND flash. DiskOnChip supports virtually all major operating systems in its target markets (such as Symbian OS, all Microsoft OSs, Linux, Palm, VxWorks, QNX, Nucleus). As a result, our customers can integrate the DiskOnChip into their products with relatively minimal integration efforts, reducing their integration risk and time to market. Thanks to built-in error detection and correction features, enabled by our TrueFFS technology, DiskOnChip provides extremely reliable data storage to the market.

.                     DiskOnChip 2000.

DiskOnChip 2000 is a module that contains NAND flash components and a thin controller, forming a flash disk. Its capacities range from 16 megabytes to 1 gigabyte, all using the exact same pinout, making it ideal as an easy drop-in storage solution for embedded application. It features a standard memory interface (similar to that of NOR flash or EEPROM), and built in error detection / correction capabilities, based on TrueFFS technology. DiskOnChip 2000 is available in a standard DIP (Dual In-line Package) form factor, which enables it to be easily incorporated into our customers` products.

.                     DiskOnChip Millennium.

DiskOnChip Millennium is the industry`s first monolithic flash disk (both the flash and the controller are placed on the same silicon die). It is also the first NAND device with XIP (eXecution In Place) boot capabilities. DiskOnChip Millennium was jointly developed by M-Systems and Toshiba as part of a strategic relationship. We believe that, when introduced, the DiskOnChip Millennium was the smallest flash disk in the world;

The main advantages of DiskOnChip Millennium`s monolithic structure are its reduced cost and size and its boot capabilities. DiskOnChip Millennium is available with 8 megabytes of storage capacity, in form factors of TSOP (Thin Small Outline Package) and DIP (compatible with DiskOnChip 2000).

____ 25 ____

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

.                     Mobile DiskOnChip.

The Mobile DiskOnChip product line is the most recent addition to the DiskOnChip family of products. It is the first NAND-based device optimized for the unique requirements of mobile handsets, including a low 1.8V I/O interface, a deep power-down mode, and a small BGA (Ball Grid Array) form factor (as small as 7x10mm, the smallest in the world). Mobile DiskOnChip offers capacities of 16 megabytes to 64 megabytes. The 16 megabytes and 32 megabytes are monolithic (single die) products, and the 64 megabytes is a single chip product comprised of two dies of Mobile DiskOnChip 32 megabytes (using MCP technology). Mobile DiskOnChip also provides mobile applications with increased write performance.

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

.                     DiskOnChip-based MCP.

DiskOnChip-based MCP packs Mobile DiskOnChip along with a selected combination from NOR flash, PSRAM (Pseudo Static Random Access Memory), SDRAM (Synchronous Dynamic Random Access Memory) or SRAM (Static Random Access Memory), delivering all system memory needs in a single, compact FBGA package. This is extremely useful for Mobile applications, facing shrinking printed circuit boards ("PCBs") and increasing memory requirement. M-Systems offers DiskOnChip-based MCP combinations as well as combinations tailored to specific customer needs. To provide the service, M-Systems partnered with both Toshiba and Advanced Micro Devices Inc. ("AMD"), thus has access to best of breed flash technologies (NAND and MLC NAND from Toshiba and MirrorBit from AMD) to provide ideal MCP solutions.

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

____ 26 ____

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

FFD

Our FFD, or Fast Flash Disk, product line is designed to meet the data storage requirements of the military and aerospace, telecommunication network infrastructure, public safety and automation markets. Our FFD products consist of a printed circuit board that contains a number of flash components, a microprocessor that runs our TrueFFS software and other proprietary algorithms, and the logic circuitry and related hardware of a flash disk, all encased in a rugged metal package. Our FFD products provide an attractive alternative to traditional hard drive technologies for applications that require extremely reliable, rugged, high-performance and high capacity flash data storage. Unlike rotating hard drives, our flash disk products are solid-state devices that have no moving parts and can withstand rough handling, extreme shocks, vibrations, or a variety of temperature, humidity and altitude extremes. This characteristic, together with the error detection and correction capabilities of our TrueFFS technology, makes our flash disks significantly more rugged and reliable than hard drives. The FFD product line is available in capacities ranging from 32 megabytes to 35 gigabytes. Our newest FFD product provides a data rate of 30 megabytes per second for sustained read, 20 megabytes per second for sustained write. Our FFD products are available with standard hard drive form factors and interfaces, including IDE/ATA (Integrated Drive Electronics/AT Attachment), Narrow SCSI (Small Computer Systems Interface) and Ultra Wide SCSI interfaces in standard 2.5" and 3.5" casing can, and can therefore be used as a "drop in replacement" for hard drives.

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

____ 27 ____

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

In addition, we have entered into a strategic partnership with Toshiba in order to position the DiskOnChip as the market standard. As part of this  arrangement, Toshiba provides us with raw flash components and fabrication services for some of our DiskOnChip products. In addition, we have, from time to time, entered into agreements with Toshiba for the joint development of some of our DiskOnChip products using Toshiba`s flash component technology and our flash data storage technology. These development agreements also grant Toshiba an 8-year license to manufacture and distribute specific DiskOnChip products as a second source for which we receive royalty payments.

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

Manufacturing and Sources of Supply

Manufacturing

We manufacture most of our products through qualified subcontractors. Toshiba manufactures our DiskOnChip Millennium, DiskOnChip Millennium Plus and Mobile DiskOnChip products. We have entered into a manufacturing agreement with Toshiba, pursuant to which Toshiba has agreed to provide us with specified manufacturing capacity through 2005, and we negotiate and place purchase orders with Toshiba from time to time for the manufacture of products. Subcontractors located in China and Taiwan manufacture our DiskOnKey products for us. We manufacture our DiskOnChip 2000 and FFD products at our facility in Kfar Saba.

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

____ 28 ____

Sources of Supply

We purchase our supplies from various sources, including flash components that we purchase principally from Toshiba and Samsung. Samsung currently supplies the majority of our flash components. Although our agreement with Samsung expired in March 2003, we continue to purchase flash components from them. Our policy is to have more than one supplier for all of our parts wherever feasible. However, Toshiba is currently the sole manufacturer of our DiskOnChip Millennium, DiskOnChip Millennium Plus and Mobile DiskOnChip products, and might be the sole manufacturer of future DiskOnChip products. Samsung is currently the sole supplier of the flash components for a portion of our DiskOnKey products. In addition, we currently rely on Atmel Sarl as a single source for supply of ASIC components for our DiskOnKey products. In April 2001 we entered into a development and supply agreement with Atmel Sarl. Under this agreement, Atmel is to layout, develop, manufacture, test and supply the ASIC components for our DiskOnKey products. The agreement is terminable by Atmel at will, subject to six-months` prior notice, or by either party for breach, subject to thirty days` prior notice. If Toshiba, Samsung, Atmel or any of our other suppliers fails to provide parts or services in a timely manner and we are unable to secure an alternate supply of comparable price and quality in a timely manner, our results of operations could be adversely affected.

At times, we have experienced difficulties in securing adequate supplies of certain components for our products, which has resulted in delayed or lost sales. In an effort to mitigate supply shortages, we at times have maintained a larger inventory of certain components than we would otherwise maintain if the availability of adequate supplies were more certain.

Seasonality

We do not believe that seasonality has a material affect on our business at this time. However, we anticipate that we may experience seasonality in sales of our DiskOnKey product in the future. This is due to DiskOnKey being a retail product that may experience higher sales during holiday shopping seasons.

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

____ 29 ____

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

____ 30 ____

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

____ 31 ____

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

____ 32 ____

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

____ 33 ____

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

____ 34 ____

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

____ 35 ____

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

____ 36 ____

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

Year Ended December 31st, 2002 Compared to Year Ended December 31st, 2001

Revenues. Revenues in 2002 increased by $20.1 million or 45% to $64.8 million from $44.7 million in 2001. Our DiskOnKey sales increased by $20.2 million or 306%. Our DiskOnChip sales increased by $1.9 million, or 7%, and our FFD sales increased by $0.5 million, or 10%. The increase in revenues was attributable primarily to the continued penetration of our DiskOnKey product line to the PC and Laptop market, which resulted in a significant increase in unit sales in 2002 as compared to 2001.  Average selling prices for our DiskOnKey products remained relatively constant during 2001 and 2002.

Gross Profit. Our gross profit in 2002 was $20.4 million compared to a gross loss of $15.9 million in 2001, which resulted from the inventory write-down of $30.2 million. Furthermore, compared to 2001, gross margins changed from negative 35.6%, reflecting the 2001 inventory write-down, to positive 31.5%.

Research and Development Expenses, Net. Our gross research and development expenses in 2002 decreased by $ 1.1 million to $ 12.2 million, a decrease of 8.2% from the Company`s gross research and development expenses of $13.3 million in 2001. Our net research and development expenses decreased by $1.3 million to $12.0 million, a decrease of 9.9% from the net research and development expenses of the Company`s of $13.3 million in 2001. The decrease in our gross research and development expenses is attributable to the Company`s decision to shift focus to a more market oriented approach. This, in turn, caused us during 2002 to reallocate employees and the related expenses in the amount of $0.7 million from research and development to selling and marketing. As a percentage of revenues, our net research and development expenses decreased to 18.5% in 2002 from 29.7% in 2001. In 2002, we received $63,000 and $212,000 research and development grants from SIIRD and IST, respectively, in comparison to the $60,000 research and development grant we received from SIIRD in 2001.

Selling and Marketing Expenses, Net. Gross selling and marketing expenses in 2002 slightly increased by $0.4 million, or 3.5%, to $12.5 million from $12.1 million in 2001. As a result of the Company`s decision to shift focus to a more market oriented approach, during 2002 we reallocated employees and the related expenses in the amount of $0.7 million from research and development to selling and marketing. As a percentage of revenues, our net selling and marketing expenses decreased to 19.4% in 2002 from 27.1% in 2001.

____ 37 ____

General and Administrative Expenses. General and administrative expenses in 2002 slightly increased by $0.1 million, or 2%, to $4.0 million from $3.9 million in 2001, as we increased our administrative staff to support our expanding operations. As a percentage of revenues, our general and administrative expenses decreased to 6.2% in 2002 from 8.8% in 2001.

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

Year Ended December 31st, 2001 Compared to Year Ended December 31st, 2000

Revenues. Revenues in 2001 decreased by $47.9 million or 52% to $44.7 million from $92.6 million in 2000. Our DiskOnChip sales decreased by $45.5 million, or 62%, and our FFD sales decreased by $2.6 million, or 33%. The decrease in revenues was attributable primarily to the economic slowdown that negatively affected the Connected Devices and the telecom infrastructure markets, and by extension sales of our DiskOnChip products which are incorporated into these devices. In 2001, we commenced sales of our DiskOnKey products, and derived revenues of $6.6 million from such sales by the end of that year.

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

____ 38 ____

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

In-Process Research and Development

In September 2000, we acquired the business and assets of Fortress U&T Ltd. ("Fortress"), in exchange for $8,456,000 in cash, out of which $6,215,000 was allocated to in-process research and development and written-off. The value of the in-process research and development was determined based on an independent expert`s assessment of the relative market potential of the research and development project.

The project under development at the time of the acquisition was for the development of a Smart Card. As of the date of the acquisition, the Smart Card technology had not demonstrated its technological or commercial feasibility. Significant risks of technical completion, costs and timing were associated with the development of this project, as there were significant new features being developed at the time of the acquisition. In addition, there were also high levels of market risks as there was very strong competition in the market for Smart Card technology. In the event that the project failed to become viable, it was unlikely that Fortress would be able to realize any value from the sale of the technology to another party.

As the in-process research and development had no alternative use in the event that the proposed project did not prove to be feasible, these development efforts are within the definition of In-Process Research and Development (IPR&D) contained in Statement of Financial Accounting Standards (SFAS) No. 2 "Accounting for Research and Development Costs".

Sales of Smart Card based on this project were expected to continue through 2005. We have assessed a percentage of completion for the Smart Card in order to allocate only the value of research and development performed as of the acquisition date.  The percentage of completion was primarily based on our estimates as to the costs incurred on the project prior to the date of the acquisition out of the total estimated budget. As of the date of the acquisition, approximately $2,900,000 had been spent while an additional approximately $1,000,000 was thereafter estimated to be incurred to complete the project. Thus, the technical development was estimated to be approximately 74% complete. Actual total expenses incurred under this project were in compliance with the original estimates.

We used an income approach in valuing the acquired IPR&D. Under this approach, the fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that would be attributable to the acquired technology, if successfully completed. The projected revenues used in the income approach were based upon our estimate of the revenues to be generated upon completion of the projects and the beginning of commercial sales.  The projections assumed that the products will be successful and that the product's development and commercialization would meet our management's time schedule.

In determining applicable discount rates to be used in the valuation of the in-process technology, the independent expert analyzed the risks of an investment in Fortress. In arriving at appropriate discount rates, the independent expert considered the weighted average cost of capital. The weighted average cost of capital was calculated to be 15%. The discount rate applicable to in-process project reflects the risks inherent in such project, as described above. An overall after-tax discount rate of 45% was applied to the in-process projects' cash flows.

____ 39 ____

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

During the years ended December 31st, 2002, 2001 and 2000, the aggregate amount of our capital expenditures was $19.2 million. These expenditures were principally for the purchase of our building and the adjacent vacant lot, improvement of our building, investment in our manufacturing facilities, purchases of computer equipment and leasehold improvement.  As of December 31, 2002, we had no commitment for material capital expenditures.

____ 40 ____

Lease commitments:

The Company's facilities in Omer, its subsidiaries` facilities and its vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2005.

Future minimum lease commitments under non-cancelable operating leases, are as follows:

	Year ended December 31,
	2003	2004	2005	Total

Facilities	$ 363,000	369,000	305,000	$ 1,037,000
Vehicles	$ 666,000	375,000	122,000	$ 1,163,000

Total	$ 1,029,000	744,000	427,000	$ 2,200,000

Facilities lease expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $798,000, $384,000 and $456,000, respectively.  Vehicles lease expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $234,000, $606,000 and $763,000, respectively.

As of December 31, 2002, the Company has authorized and available credit lines of $4.0 million from banks.  None of the credit lines were drawn as of December 31, 2002.  In connection with the credit lines, the Company agreed not to place any liens on its assets without the respective bank's consent.

Royalty Commitments

Under the Company's research and development agreements with the OCS, BIRD and SIIRD, the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS, BIRD and SIIRD, up to an amount equal to 150% of the OCS and BIRD and 100% of the SIIRD research and development grants (dollar-linked) related to such projects.  In addition, the Israeli Government, through the Fund for Encouragement of Marketing Activities ("FEMA"), and BIRD awarded the Company and its U.S. subsidiary grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to FEMA at the rate of 3% on the increase in export sales, up to the amount of the grants received by the Company.  As of December 31, 2002, the Company had outstanding obligations to pay royalties of $447,000 in respect of these various grants.

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

____ 41 ____

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

____ 42 ____

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

____ 43 ____

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

____ 44 ____

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

____ 45 ____

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

We have entered into employment agreements with all of our executive officers similar in form to the agreements entered into with all of our other employees. These agreements are subject to termination by either party, with or without cause, in most cases on either 30 or 60 days` notice, depending on the agreement. Under these agreements with our Israeli executive officers, we and the employee each contribute a percentage of the salary of the employee to a fund known as "Managers` Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute between 13.3% and 15.8% of his or her salary. Israeli law generally requires severance pay, which may be funded by Managers` Insurance, upon the retirement or death of an employee or termination of employment without due cause. These agreements all contain provisions standard for a company in our industry regarding non competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is limited in Israel.

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

____ 46 ____

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

Independent Directors

Our ordinary shares are listed for quotation on the Nasdaq National Market and thus we are subject to the rules of the Nasdaq National Market applicable to quoted companies as well as to the applicable provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the rules and regulations thereunder. Under the rules, we are required to appoint a minimum of three (3) Independent Directors. The independence standard under the rules excludes any person who is a current employee of the Company or who has been an employee of the Company for a certain period of time as well as the immediate family members of an executive officer of the Company. Messrs. Friedman, Shoham and Ben-Shalom and Dr. Wagner serve as Independent Directors and meet the independence standard of the above rules.

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

____ 47 ____

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

E.  SHARE OWNERSHIP

As of May 1st, 2003, the aggregate number of our ordinary shares beneficially owned by each of our directors and executive officers as of such date is set forth in the following table. For the purposes hereof, beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Ordinary Shares beneficially owned
Name of director/executive officer	Number	Percent

Dov Moran	2,362,771	8.58%
Aryeh Mergi	822,256	2.99%
Amir Friedman	*	*
Yair Shoham	*	*
Hans Wagner	*	*
Dana Gross	*	*
Ronit Maor	*	*
Yossi Ben-Shalom	*	*

* beneficially owned less than 1% of the Company`s issued and outstanding ordinary shares as of May 1st, 2003.

____ 48 ____

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

____ 49 ____

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

As a result of our choosing the `capital gains track,` in the event that the trustee holds the shares until the end of the required holding period, which is at least 2 years from the end of the tax year in which the shares or options were issued to the trustee, the value of the benefit to the employee will be considered to be capital gain and he or she will be taxed at a rate of 25%. In addition, we will not be able to deduct expenses for tax purposes. As our ordinary shares are registered on a stock exchange, a part of the profit that reflects the value of the benefit to the date of issuance will be considered as ordinary income by the employee and we will be able to deduct this as a salary expense, with the balance being deemed as capital gains and taxable at 25% which we will not be able to deduct as an expense. Had we chosen the `ordinary income (employment income) track`, the employee would have been considered as having received employment income in an amount equal to the benefit (consideration at date of sale, less share option exercise price and expenses from the purchase and sale). We would then have been entitled to deduct as a salary expense, the same amount as the employee would have received in income. The required holding period by the trustee under the `ordinary income (employment income) track` is one year from the end of the tax year in which the options or shares were issued to the employee.

____ 50 ____

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

____ 51 ____

ITEM 7.  MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth the number of ordinary shares owned beneficially by all shareholders known to us to own beneficially more than 5% of the outstanding ordinary shares on May 1st, 2003 .

	Ordinary Shares beneficially owned
Name	Number	Percent
RS Investment Management Co. LLC (1)	2,874,000	10.44%
Dov Moran	2,362,771	8.58%
All directors and executive officers as a group (8 persons) (2)	3,578,740	13.00%

(1) Based on information contained in the Report of Form 13-G filed by RS Investment Management Co. LLC, it is the general partner of RS Investment Management, L.P. and the majority shareholder of RS Investment Management, Inc.  G. Randall Hecht is the chief executive officer and a control person of RS Investment Management Co. LLC, RS Investment Management, L.P., and RS Investment Management, Inc.

(2)  Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of May 1st, 2003.

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

On May 1st, 2003, we entered into a Share Purchase Agreement (the "PPM") with Dr. Hans Wagner, a member of our Board of Directors, according to which Dr. Wagner is to purchase 500,000 of our ordinary shares, at a purchase price per share of $8.21, for an aggregate investment amount of $4,105,000 (a copy of the PPM is attached to this Annual Report as Exhibit 4(b)(i)). The closing of this transaction occurred prior to the filing of this Annual Report. This transaction was approved by our Audit Committee and Board of Directors, in the absence of Dr. Wagner, in accordance with the provisions of the Companies Law governing approval of related party transactions.

____ 52 ____

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

____ 53 ____

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

____ 54 ____

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

____ 55 ____

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

____ 56 ____

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

____ 57 ____

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

C.  MATERIAL CONTRACTS

In April 2001, we signed an agreement with Aspen Nadlan Ltd. and Narkis Marom Mivnei Ta`asiya Ltd. to purchase the building in which our headquarters` executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices. The aggregate consideration for these purchases was approximately $10.5 million that we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of certain permits and third party approvals. In addition, in April 2001 we entered into a development and supply agreement with Atmel Sarl. Under this agreement, Atmel is to layout, develop, manufacture, test and supply the ASIC components for our DiskOnKey products.

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

____ 58 ____

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

____ 59 ____

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

____ 60 ____

of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of securities and other capital assets. In general, the capital gains tax rate on the sale of publicly-traded securities of an Israeli company is 15%.  Non-residents of Israel, however, are exempt from Israeli capital gains tax on the sale of our shares.

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

____ 61 ____

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

____ 62 ____

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

____ 63 ____

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

____ 64 ____

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

____ 65 ____

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

- Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

- Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures. To their best knowledge and belief and based on their evaluation of the Company`s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-FA, the Company`s Chief Executive Officer and Chief Financial Officer have concluded that the Company`s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and are operating in an effective manner.

(b)  Changes in internal controls. There were no significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16A.  [RESERVED]

ITEM 16B.  [RESERVED]

ITEM 16C.  [RESERVED]

____ 66 ____

PART III

ITEM 17.  FINANCIAL STATEMENTS

- Not applicable

ITEM 18.  FINANCIAL STATEMENTS

See Consolidated Financial Statements, immediately following Item 19 below.

____ 67 ____

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

4(a).4	*****	Development and Supply Agreement dated April 18, 2001 by and between Atmel Rousset, Atmel Sarl, and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	****	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8	****	List of M-Systems` Subsidiaries and where they are incorporated
12(a).1	*****	Consent of Kost Forer and Gabbay
12(a).2	*****	Consent of BDO Seidman, LLP
12(a).3	*****	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
12(a).4	*****	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

____________________

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
***	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
****	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*****	Filed herewith.

____ 68 ____

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders' Equity	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 33

Report of BDO Seidman	34

- - - - - - - -

____ 69 ____

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

Tel-Aviv, Israel	KOST FORER & GABBAY
January 23, 2003 (Except for Note 15 which date is May 1, 2003)	A Member of Ernst & Young Global

____ 70 ____

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2001	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 75,914	$ 29,833
Short-term bank deposits	---	23,364
Short-term marketable securities (Note 3)	4,137	10,836
Trade receivables (net of allowance for doubtful accounts - $ 102 in 2001 and 2002)	5,125	4,920
Other accounts receivable and prepaid expenses	1,008	1,962
Inventories (Note 4)	11,631	17,100

Total current assets	97,815	88,015

LONG-TERM INVESTMENTS:
Severance pay funds	1,338	1,763
Long-term marketable securities (Note 3)	17,185	30,061
Long-term investments (Note 5)	10,391	10,616

Total long-term investments	28,914	42,440

PROPERTY AND EQUIPMENT, NET (Note 6)	17,206	16,756

GOODWILL (Note 7a)	477	477

OTHER INTANGIBLE ASSETS, NET (Note 7b)	1,039	514

Total assets	$ 145,451	$ 148,202

The accompanying notes are an integral part of the consolidated financial statements.

____ 71 ____

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

____ 72 ____

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

____ 73 ____

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

____ 74 ____

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

____ 75 ____

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

The Company relies on third parties to manufacture and supply components for its products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in the DiskOnKey and in some of the DiskOnChip products. For some components, the Company relies on a single source of supply.  In particular, it has an agreement with Atmel Sarl, its single source for supply of ASIC components for the DiskOnKey products.  Because the Company depends on single suppliers for certain key components, and do not have a long-term supply contract with its suppliers, it faces the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with the Company or pursue other relationships with its competitors.  If the Company was to lose its relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if the Company were to lose its single suppliers or these suppliers are otherwise unable to satisfy the volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components the Company needs for its products in the desired lead times and quality.

As to the principal markets and customers, see Note 14.

____ 76 ____

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

____ 77 ____

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

____ 78 ____

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Other intangible assets:

Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets" ("APB No. 17") at the following periods:

Weighted average amortization period, in Years

Core Technology	3
Patents and know-how	3
Other	5
Total	3

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

____ 79 ____

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

____ 80 ____

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

____ 81 ____

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

____ 82 ____

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

____ 83 ____

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

____ 84 ____

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

____ 85 ____

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

____ 86 ____

NOTE 7:- OTHER INTANGIBLE ASSETS, NET

a. Goodwill:

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

b.  Other assets:

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

____ 87 ____

NOTE 7:- OTHER INTANGIBLE ASSETS, NET (Cont.)

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

____ 88 ____

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

____ 89 ____

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

____ 90 ____

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

____ 91 ____

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

____ 92 ____

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

____ 93 ____

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

____ 94 ____

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

____ 95 ____

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

____ 96 ____

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

____ 97 ____

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

____ 98 ____

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

____ 99 ____

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

- - - - - - - -

____ 100 ____

BDO	BDO Seidman, LLP Accountants and Consultants	125 South Market Street, Suite 800 San Jose, California 95113-2205 Telephone: (408) 278-0220 Fax: (408) 278-0230

Report of Independent Certified Public Accountants

The Board of Directors of

M-Systems, Inc.

We have audited the accompanying balance sheets of M-Systems, Inc. (a wholly owned subsidiary of M-Systems Flash Disk Pioneers Ltd.) as of December 31, 2002 and 2001 and the related statements of operations, shareholders deficiency, and cash flows for the years then ended.  These financial statements are the responsibility of the Company`s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M-Systems, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5, the Company`s revenues consist of commission income from its parent company that are generated under terms and conditions prescribed by its parent company.  Further, as of December 31, 2002, the Company has a net liability of $10,354,000 due to its parent company and is economically dependant upon its parent company for continuing financial support.  The accompanying financial statements of M-Systems, Inc. may not necessarily be indicative of the financial position, results of operations and cash flows of the Company had it operated without its affiliation with and continuing financial support of its parent company.

/S/ BDO Seidman, LLP

San Jose, California

January 8, 2003

____ 101 ____

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf on the 10th day of November, 2003.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

____ 102 ____

CERTIFICATIONS

I, Dov Moran, certify that:

1. I have reviewed this annual report on Form 20-F/A of M-Systems Flash Disk Pioneers Ltd.;

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

Date: November 10 th, 2003 By: /s/ Dov Moran

Dov Moran, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Limited

____ 103 ____

I, Ronit Maor, certify that:

1. I have reviewed this annual report on Form 20-F/A of M-Systems Flash Disk Pioneers Ltd.;

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

Date: November 10 th, 2003 By: /s/ Ronit Maor

Ronit Maor, Chief Financial Officer

M-Systems Flash Disk Pioneers Limit

____ 104 ____