Form 20-F/A
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2004-01-13
CIK 895361

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

____ 1 ____

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.

This Amended 20-F has been filed for the sole purpose of adding the additional exhibits noted in Item 19 below as being filed herewith.

____ 2 ____

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

4(a).4	***** !!	Development and Supply Agreement dated April 18, 2001 by and between Atmel Rousset, Atmel Sarl, and M-Systems Flash Disk Pioneers Ltd.
4(a).5	***** !!	Master Purchase Agreement dated August 10, 1998 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc.
4(a).6	*****

Amendment to the Master Purchase Agreement dated August 23, 2002 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc., as entered into by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.

4(a).7	***** !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	****	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8	****	List of M-Systems` Subsidiaries and where they are incorporated
12(a).1	*****	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
12(a).2	*****	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

____________________

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
***	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
****	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*****	Filed herewith.
!!	Portions of the agreement or exhibits have been omitted pursuant to a request for confidential treatment submitted to the SEC.

____ 3 ____

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on its behalf on the 12th day of January, 2004.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

____ 4 ____

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

Date: January 12th, 2004

By: /s/ Dov Moran

Dov Moran, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Limited

____ 5 ____

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

Date: January 12th, 2004

By: /s/ Ronit Maor

Ronit Maor, Chief Financial Officer

M-Systems Flash Disk Pioneers Limited

____ 6 ____