Form 20-F/A
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2004-01-22
CIK 895361

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

___1___

EXPLANATORY NOTE

This Amendment No. 3 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

___2___

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

___3___

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

___4___

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

___5___

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

We have a history of losses. Other than the year 2000, in which we were profitable, we have incurred losses in our past ten years of operation. In recent years, we incurred net losses of $ 1.7 million in 1999, $ 41.8 million in 2001 ($ 30.2 million of them were due to an inventory write-down, and $ 1.0 million of them were due to an investment write-off) and $ 5.5 million in 2002. We will need to generate increased revenues to return to and maintain profitability. We cannot be sure that we will be successful in increasing our revenues or that we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

___6___

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

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation could cause the market price of our ordinary shares to decline. This fluctuation may result from a variety of factors, including, without limitation, the following:

●	Changes in global economic conditions in general, and conditions in our industry and target markets in particular;
●	Changes in business and economic conditions or growth rates in any of the geographic regions in which we do business, particularly in the United States, the European Union and the Far East;
●	Availability of components, including flash components, in sufficient quantities, at competitive prices and delivered in a timely manner to allow us to meet customer demand;
●	Accessibility of third party manufacturing and assembly services for certain of our products;
●	Changes in the price of components, including flash components, used in our products;
●	Decline in the average selling prices of our products due to competitive pricing pressures;
●	Expenses related to obsolescence or devaluation of unsold inventory, or reserves necessary to protect us against future write-downs of unsold inventory;
●	Lengthening in manufacturing cycle times or increases in manufacturing costs due to disruptions in the manufacturing process or reductions in yield;
●	Manufacturing flaws affecting the reliability, functionality or performance of our products which could increase our product costs, reduce demand for our products or require product recalls;
●	Quality problems or any other significant technical difficulties or interruptions in the manufacture or supply of our products, which could cause shipment delays and require product recalls;
●	Difficulty of forecasting sales and managing inventory levels;
●	Competition in general and the timing of new product introductions by us and our competitors;
●	Lower than anticipated market acceptance of our new or enhanced products;
●	Slower than anticipated market acceptance of the products that incorporate our solutions, resulting in delays or cancellation of such product introductions;
●	Changes in our distribution channels;
●	Competitive pricing pressures, which affect both the selling prices of our products and the value of our inventory;
●	Increases in our research and development and marketing expenses;
●	Decreases in our financial income based on interest rate reductions;
●	The business impact of unrest or political instability in locales in which we conduct our business, such as the current unrest in Israel;
●

Difficulties in conducting business with subcontractors, customers, partners and others in Asia and other areas of the world that have been or may be affected by contagious diseases such as the SARS virus;

●	Exchange rate fluctuations; and
●	Adverse economic conditions and currency fluctuations, and especially the new conditions associated with the September 11, 2001 terrorist attacks in the U.S.

___7___

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

In the event of a sharp decline in the price of flash components, the value of our inventory will fall and the Company may be compelled to write-down its inventory's value, which may result in a significant decrease in our gross margins. In addition, we may need to significantly reduce our selling prices, which may result in a decline in our revenues and gross profits. An example of this vulnerability occurred during the first half of 2001, when the flash prices decreased significantly both due to the worldwide economic slowdown and the excess of supply of flash components. This caused our revenues to decline significantly and caused us to write-down $ 30.2 million against the valuation of our inventory in the first half of 2001.

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

___8___

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility and downturn in share prices for technology companies generally as well as for companies in our industry.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1, 2002 and May 1, 2003, our closing stock price has fluctuated from a low of $ 4.95 to a high of $ 12.59. We believe that fluctuations will continue as a result of, among other things, the factors discussed above (see in this Item 3.D above the paragraph titled "Our quarterly operating results may have fluctuated significantly in the past and may fluctuate significantly in the future, which may harm the price of our shares") and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel (also see in this Item 3.D below the paragraph titled "Conditions in Israel affect our operations and may limit our ability to produce and sell our products"), may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management`s attention and resources, which could cause serious harm to our business.

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

___9___

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

___10___

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

___11___

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

___12___

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

___13___

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

___14___

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

___15___

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

Although we do not believe that we were a passive foreign investment company for U.S. federal income tax purposes during 2002, we cannot assure you that we will not be treated as a passive foreign investment company in any of 2002, 2003 or in future years. We would be deemed to be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, or if the U.S. Internal Revenue Service subsequently successfully asserts that we are, were or became a passive foreign investment company at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

●	Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and gain from the sale or other disposition of our ordinary shares;
●	Paying interest on taxes allocable to prior periods; and
●	No increase in the tax basis of our ordinary shares to fair market value at the date of the holder`s death.

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

___16___

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

___17___

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

___18___

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

In March 2000, we completed a secondary offering of our ordinary shares, which provided net proceeds for the company of approximately $ 149.6 million. In September 2000, we effected a 2-for-1 stock split in the form of a 100 percent stock dividend.

In September 2000, we acquired the assets of Fortress U&T Ltd. ("Fortress") for approximately $ 8 million. These assets included significant technology, patents and know-how relating to implementation of secured encryption, data protection, secure smart card technology and secure payment schemes. These technologies can provide security and access control to prevent accidental or intentional modification of a customer`s application code residing on a flash disk, copy protection to prevent piracy and unauthorized cloning, and reliable authentication of authorized users. As part of this transaction, most of Fortress` employees formed our new research and development center in Omer, Israel to develop new flash disk security features and to integrate advanced security features into our existing and future flash disk products.

In October 2000, we purchased 586,080 preferred shares of Saifun Semiconductors Ltd. ("Saifun") for approximately $ 10 million. Saifun is a private, venture-backed Israeli company engaged in research, development, production and marketing of flash memory products and technology. Boaz Eitan, who was, up until the last Annual General Meeting of the shareholders of the Company, a member of our Board of Directors, is the founder, chief executive officer and a director of Saifun (see Item 7.B below the paragraph titled "Related Party Transactions").

In April 2001, we signed an agreement for the purchase of the building in which our headquarters` executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices. The aggregate consideration for these purchases was approximately $ 10.5 million, which we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of various permits and third party approvals. In addition to the consideration paid for the building and the adjacent lot, we invested an additional $ 3.29 million in developing and renovating the facility.

In April, 2003 we established a subsidiary in Israel named Smart Caps Ltd. ("Smart Caps") for the purpose of developing and marketing smart applications for our line of DiskOnKey products. The State of Israel, through the Office of the Chief Scientist ("OCS"), has committed to investing up to approximately $ 550,000 in Smart Caps. This investment by the OCS is to at least match our investment in Smart Caps. In consideration for such investments, M-Systems and the OCS are to be issued shares in Smart Caps pro rata to each of their relative investments.

On May 1st, 2003, we entered into a Share Purchase Agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 ordinary shares, which transaction was subsequently consummated (see Item 7.B below the paragraph titled "Related Party Transactions").

___19___

B.  BUSINESS OVERVIEW

Our Company

We develop, manufacture and market innovative data storage products based on flash memory, known as flash disks. Our flash disks provide the functionality of a mechanical hard drive on a solid-state silicon chip. We achieve this through the combination of our patented flash management technology, known as TrueFFS (True Flash File System), with standard flash memory components and miniaturization technologies that we have developed. Flash components are silicon chips on which data can be recorded and from which data can be retrieved and which require no power to retain data. Our TrueFFS software enables us to transform standard flash components into highly reliable, easy to integrate and efficient flash disks which meet the unique data storage needs of our target markets.

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

___20___

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

●

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

●

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

●

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

___21___

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

___22___

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

___23___

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

___24___

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

●        DiskOnChip 2000.

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

●        DiskOnChip Millennium.

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

___25___

●        DiskOnChip Millennium Plus.

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

●        Mobile DiskOnChip.

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

●        DiskOnChip-based MCP.

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

___26___

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

●

Standard flash memory components are unable to rewrite to locations that have already been written to without erasing large blocks of data. TrueFFS overcomes this limitation by virtual mapping and allocation of "sector size" flash areas. Sector size is the standard size of an information block written to a data storage device such as a hard drive.

●

Standard flash memory components have a limited number of write cycles. TrueFFS overcomes this limitation by wear leveling, a process which spreads the writing of data over the available media even if the application is continuously rewriting the same file or to the same sector.

●

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

●

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

___27___

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

___28___

Sources of Supply

We purchase our supplies from various sources, including flash components that we purchase principally from Toshiba and Samsung. Samsung currently supplies the majority of our flash components. Although our agreement with Samsung expired in March 2003, we continue to purchase flash components from them. Our policy is to have more than one supplier for all of our parts wherever feasible. However, Toshiba is currently the sole manufacturer of our DiskOnChip Millennium, DiskOnChip Millennium Plus and Mobile DiskOnChip products, and might be the sole manufacturer of future DiskOnChip products. Samsung is currently the sole supplier of the flash components for a portion of our DiskOnKey products. In addition, we currently rely on Atmel Sarl as a single source for supply of ASIC components for our DiskOnKey products. In April 2001 we entered into a development and supply agreement with Atmel Sarl. Under this agreement, Atmel is to layout, develop, manufacture, test and supply the ASIC components for our DiskOnKey products. We paid Atmel Sarl an initial fee for engineering work in developing these components, and we continue to pay them for each component purchased. The purchase price for the components will be reduced if we exceed certain quantity levels. We provide Atmel with a non-binding 12-month rolling forecast for future demand, and generally place purchase orders on the basis of 12 weeks of lead time. We have the right to cancel purchase orders previously delivered, subject to cancellation fees based on the date of cancellation. Product prices are based on our forecasted purchase quantities, subject, under specified conditions, to adjustment if the quantity we purchase differs from our forecast. These prices are reviewed every three months to determine if cost reductions can be made. The agreement is terminable by Atmel at will, subject to six-months` prior notice, or by either party for breach, subject to thirty days` prior notice.

If Toshiba, Samsung, Atmel or any of our other suppliers fails to provide parts or services in a timely manner and we are unable to secure an alternate supply of comparable price and quality in a timely manner, our results of operations could be adversely affected.   See the discussion in Item 3.D "Risk Factors - We depend on Toshiba as a single source for our Mobile DiskOnChip and our DiskOnChip Millennium Plus products, and we expect to be dependant on them as a single source for future DiskOnChip products," " - We depend on third parties for the supply and quality of components required for the manufacture of our products, including flash components" and " - We depend on third party foundries for silicon wafers and any shortage or disruption in our supply from these sources will reduce our revenues, earnings and gross margins."

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

___29___

Our gross research and development expenses during 2000, 2001 and 2002 were $ 7.4 million, $ 13.3 million and 12.2 million, respectively. A small portion of our operating expenses during 2001 was funded by the Singapore - Israel industrial research and development ("SIIRD"). In 2002 a small portion of our operating expenses was funded by the SIIRD and the Information Society Technology ("IST") funds, in the amounts of $ 63,000 and $ 212,000, respectively. Net research and development expenses represented, 8%, 29.7% and 18.5%, of our revenues during, 2000, 2001 and 2002 respectively. In connection with the grants received from the OCS and SIIRD, we are required to pay the OCS and SIIRD royalties at the rate of 1.5%-5.0% on all revenues derived from the sale of products developed as a result of the research projects funded by these grants, up to a maximum of 150% of the dollar-linked amount of the grant. The IST fund does not require any royalties. The manufacture of products developed using OCS funding must remain in Israel, and any technology developed using OCS funding may not be transferred to any other entity without the prior consent of the OCS. These restrictions do not affect sales of our products outside Israel.

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

We have registered U.S. trademarks with respect to "M-Systems," "TrueFFS," "DiskOnChip," "DiskOnChip Millennium," "DiskOnKey" and our stylized kangaroo symbol for our DiskOnKey products and have filed U.S. trademark applications in connection with certain of our other products, including "DiskOnKey MyKey" and "Mobile DiskOnChip".

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

___30___

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

___31___

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

___32___

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

___33___

ITEM 5.  OPERATING AND FINANCIAL REV IEW AND PROSPECTS

This "Operating and Financial Review and Prospects" section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth elsewhere in this report.

A.  OPERATING RESULTS

Overview

We develop, manufacture and market innovative data storage products, known as flash disks. Our products are based on our patented TrueFFS technology and include the DiskOnChip, DiskOnKey and Fast Flash Disk (FFD) product families. DiskOnChip is primarily targeted at the Mobile Devices and Embedded Devices markets, while the FFD product line is used in military systems and network infrastructure equipment. The DiskOnKey product family targets the PC and laptop markets.

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

___34___

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

The market price for flash memory components decreased significantly during 2001, mainly in the first half of 2001, due to the excess supply of flash memory components caused by the significant increases in 2000 in worldwide flash memory supply and the significant decrease in customer demand sparked by the worldwide economic slowdown in 2001. In response to this decline in the market price for flash memory components, we reduced the value of our inventory during the first half of 2001 by approximately $ 30.2 million. Our inventory decreased from $ 37.5 millions at December 31, 2000 to $ 13.4 millions at June 30, 2001, mainly due to the inventory write-down. Any further decline in the market price of such components could have a further negative effect on the value of inventory of flash memory components and, therefore, increase our costs of revenues.

___35___

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

Research and Development Expenses, Net. Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the OCS, the Binational Industrial Research and Development ("BIRD") Foundation, SIIRD and IST. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. As a result of the decrease in the revenues in 2001 compared to 2000, and the company`s decision to sharpen its focus only on those products and activities deemed to be crucial to our future growth and cutting or eliminating expenses in other areas, the research and development expenses went down from the first quarter of 2001 till the first quarter of 2002. During 2002, as a result of the continued growth in our revenues compared to those of 2001 and the high potential for revenues growth both in the DiskOnKey and the Mobile DiskOnChip products, we decided to expand our investments in the development of new products. In addition, during 2002 we decided to change the company's focus to be more markets oriented, and as a result some of our employees and their related activities moved from R&D to sales and marketing. We consequently shifted $ 2.2 million from R&D expenses to sales and marketing expenses during 2002. We expect the R&D expenses to increase in the future as we continue to develop new products and product lines and enhance existing products

Selling and Marketing Expenses, Net. Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale, marketing and support of our products (including commissions payable to our independent sales representatives), as well as related trade shows, promotional and public relations expenses. As a result of the decrease in the Company`s revenues in 2001 compared to 2000, and the Company`s decision to sharpen our focus only on those activities deemed to be crucial to our future growth and cutting or eliminating expenses in other areas, the selling and marketing expenses went down from the first to the fourth quarter of 2001. During 2002, as a result of the continued growth in our revenues compared to those of 2001 and the high potential for the growth of our revenues from both in the DiskOnKey and the Mobile DiskOnChip products, we have decided to expand our sales and marketing activities. In addition, during 2002 we have decided to change the company's focus to be more markets oriented, and as a result some of our employees and their related activities moved from R&D to sales and marketing. As a result, during 2002 we shifted $ 2.2 million from R&D expenses to selling and marketing expenses. We intend to pursue sales and marketing campaigns aggressively and expect selling and marketing expenses to increase in the future

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

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

Net Income (Loss). In 2001 our net loss was $ 41.8 million, $ 30.2 million of which was due to the inventory write-down, and $ 1 million was an investment write-off. In 2002 our net loss was $ 5.5 million dollars.

___36___

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

Year Ended December 31st, 2002 Compared to Year Ended December 31st, 2001

Revenues. Revenues in 2002 increased by $ 20.1 million or 45% to $ 64.8 million from $ 44.7 million in 2001. Our DiskOnKey sales increased by $ 20.2 million or 306%. Our DiskOnChip sales increased by $ 1.9 million, or 7%, and our FFD sales increased by $ 0.5 million, or 10%. The increase in revenues was attributable primarily to the continued penetration of our DiskOnKey product line to the PC and Laptop market, which resulted in a significant increase in unit sales in 2002 as compared to 2001.  Average selling prices for our DiskOnKey products remained relatively constant during 2001 and 2002.

Gross Profit. Our gross profit in 2002 was $ 20.4 million compared to a gross loss of $ 15.9 million in 2001, which resulted from the inventory write-down of $ 30.2 million. Furthermore, compared to 2001, gross margins changed from negative 35.6%, reflecting the 2001 inventory write-down, to positive 31.5%.

Research and Development Expenses, Net. Our gross research and development expenses in 2002 decreased by $ 1.1 million to $ 12.2 million, a decrease of 8.2% from the Company`s gross research and development expenses of $ 13.3 million in 2001. Our net research and development expenses decreased by $ 1.3 million to $ 12.0 million, a decrease of 9.9% from the net research and development expenses of the Company`s of $ 13.3 million in 2001. The decrease in our gross research and development expenses is attributable to the Company`s decision to shift focus to a more market oriented approach. This, in turn, caused us during 2002 to reallocate employees and the related expenses in the amount of $ 0.7 million from research and development to selling and marketing. As a percentage of revenues, our net research and development expenses decreased to 18.5% in 2002 from 29.7% in 2001. In 2002, we received $ 63,000 and $ 212,000 research and development grants from SIIRD and IST, respectively, in comparison to the $ 60,000 research and development grant we received from SIIRD in 2001.

Selling and Marketing Expenses, Net. Gross selling and marketing expenses in 2002 slightly increased by $ 0.4 million, or 3.5%, to $ 12.5 million from $ 12.1 million in 2001. As a result of the Company`s decision to shift focus to a more market oriented approach, during 2002 we reallocated employees and the related expenses in the amount of $ 0.7 million from research and development to selling and marketing. As a percentage of revenues, our net selling and marketing expenses decreased to 19.4% in 2002 from 27.1% in 2001.

___37___

General and Administrative Expenses. General and administrative expenses in 2002 slightly increased by $ 0.1 million, or 2%, to $ 4.0 million from $ 3.9 million in 2001, as we increased our administrative staff to support our expanding operations. As a percentage of revenues, our general and administrative expenses decreased to 6.2% in 2002 from 8.8% in 2001.

Capital loss. In 2001, we realized a one-time charge of $ 1.0 million due to an investment write-off, as well as a one-time write-off of $ 181,000 relating to assets used in our previous facilities that could not be utilized in our new facilities in Kfar-Saba. In 2002 we had no capital loss.

Financial Income, Net. Financial income, net, in 2002 decreased by $ 2 million or 43.4% to $ 2.6 million from $ 4.6 million in 2001, due mainly to the lower interest rates prevailing in the market.

Net Income (Loss). For the reasons discussed above, in 2002 our net loss was $ 5.5 million compared to a net loss of $ 41.8 million in 2001.

Year Ended December 31st, 2001 Compared to Year Ended December 31st, 2000

Revenues. Revenues in 2001 decreased by $ 47.9 million or 52% to $ 44.7 million from $ 92.6 million in 2000. Our DiskOnChip sales decreased by $ 45.5 million, or 62%, and our FFD sales decreased by $ 2.6 million, or 33%. The decrease in revenues was attributable primarily to the economic slowdown that negatively affected the Connected Devices and the telecom infrastructure markets, and by extension sales of our DiskOnChip products which are incorporated into these devices. In 2001, we commenced sales of our DiskOnKey products, and derived revenues of $ 6.6 million from such sales by the end of that year.

Gross Loss. Our gross loss in 2001 was $ 15.9 million and was attributable mainly to the inventory write-down accepted by the Company in 2001 and to the sharp decrease in our revenues compared to 2000. Our gross loss in 2001 was $ 15.9 million compared to a gross profit of $ 28.3 million in 2000. Furthermore, compared to 2000, gross margins went down significantly due to the inventory write-down.

Research and Development Expenses, Net. Gross research and development expenses in 2001 increased by $ 6.0 million, or 81.3%, to $ 13.3 million from $ 7.4 million in 2000. The increase in our research and development expenses was attributable primarily to a high level of activity in connection with the development of new products in the DiskOnChip family, mainly the Mobile DiskOnChip, the development of the DiskOnKey and the addition of the activity of the new development center based on the personnel and technology of Fortress, acquired by us in September 2000, the expenses of which were only consolidated to our results in 2000 in the fourth quarter. As a percentage of revenues, our net research and development expenses increased to 29.7% in 2001 from 8.0% in 2000. In 2001, we received $ 60,000 in research and development grants from SIIRD while we did not receive research and development grants in 2000 from any of SIIRD, OCS or BIRD.

Selling and Marketing Expenses, Net. Gross selling and marketing expenses in 2001 increased by $ 0.6 million, or 5.1%, to $ 12.1 million from $ 11.5 million in 2000. We increased the selling and marketing expenses in connection with our introduction and promotion of the Mobile DiskOnChip and the DiskOnKey. At the same time, we minimized other sales and marketing activities to the level we believed was crucial for the company to allow for future growth. As a percentage of revenues, our net selling and marketing expenses increased to 27.1% in 2001 from 12.5% in 2000.

General and Administrative Expenses. General and administrative expenses in 2001 increased by $ 1.1 million, or 39.3%, to $ 3.9 million from $ 2.8 million in 2000. In 2000 and the beginning of 2001, we built an administrative and finance infrastructure which would be able to cope with the sales growth that we had experienced in 2000, and that we then expected would continue. As a percentage of revenues, our general and administrative expenses increased to 8.8% in 2001 from 3.0% in 2000.

In Process R&D Write-Off. In 2000, we realized a one-time charge of $ 6.2 million due to a write-off of in-process research and development in connection with our acquisition of the business and assets of Fortress.

Capital loss. In 2000 we had no capital loss. In 2001, we realized a one-time charge of $ 1.0 million due to an investment write-off, as well as a one-time write-off of $ 181,000 relating to assets used in our previous facilities that could not be utilized in our new facilities in Kfar-Saba.

___38___

Financial Income, Net. Financial income, net, in 2001 decreased by $ 1.2 million or 21.2% to $ 4.6 million from $ 5.9 million in 2000, due both to the lower interest rates prevailing in the market and to a decrease in our cash balance.

Minority Interest in Losses of Subsidiary. In June 1998, we established a subsidiary in Japan, M-Systems Flash Disk Pioneers (Japan), Inc., to further the sales and marketing of our products in Japan. The subsidiary was established together with a Japanese partner, Dempa Shinbun Inc. ("Dempa"), which owned 33% of the company through June 2001, at which time we purchased Dempa`s share in the subsidiary. In 2001, no minority interest in losses of this subsidiary was recorded, compared to $ 19,000 in 2000.

Net Income (Loss). For the reasons discussed above, in 2001 our net loss was $ 41.8 million as opposed to our income of $ 6.3 million in 2000.

In-Process Research and Development

In September 2000, we acquired the business and assets of Fortress U&T Ltd. ("Fortress"), in exchange for $ 8,456,000 in cash, out of which $ 6,215,000 was allocated to in-process research and development and written-off.

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

Sales of Smart Card based on this project were expected to continue through 2005. We have assessed a percentage of completion for the Smart Card in order to allocate only the value of research and development performed as of the acquisition date.  The percentage of completion was primarily based on our estimates as to the costs incurred on the project prior to the date of the acquisition out of the total estimated budget. As of the date of the acquisition, approximately $ 2,900,000 had been spent while an additional approximately $ 1,000,000 was thereafter estimated to be incurred to complete the project. Thus, the technical development was estimated to be approximately 74% complete. Actual total expenses incurred under this project were in compliance with the original estimates.

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

In determining applicable discount rates to be used in the valuation of the in-process technology, we analyzed the risks of an investment in Fortress. In arriving at appropriate discount rates, we considered the weighted average cost of capital. The weighted average cost of capital was calculated to be 15%. The discount rate applicable to in-process project reflects the risks inherent in such project, as described above. An overall after-tax discount rate of 45% was applied to the in-process projects' cash flows.

Although we had expected revenues from this project to commence in 2001 and to continue through 2005, we suffered a significant deterioration in our results of operations in 2001, due to a sharp decline in revenues. As a result, we decided to reduce expenses by focusing only on those products and activities that are directly related to our core business and that we deemed to be crucial to our future growth, and therefore we did not complete the development of this technology. We did not, therefore, ever achieve revenues from this project.

B.  LIQUIDITY AND CAPITAL RESOURCES

To date, we have funded our operations primarily through cash from operations and the sale of securities and, to a much lesser extent, through government grants to support our marketing and research and development efforts. We completed our initial public offering in March, 1993, which provided net proceeds of $ 4.6 million. In July, 1993, we called for redemption of certain of the warrants we had issued in connection with the IPO, which resulted in the exercise of most of these warrants and provided net proceeds of $ 4.7 million. In January, 1995, we completed a private placement of ordinary shares and warrants, which provided net proceeds of $ 3.7 million (and thereafter, an additional $ 480,000 upon exercise by certain investors of some of the warrants issued). In August, 1996, we completed a secondary offering of our ordinary shares, which provided net proceeds of $ 12.6 million. In March, 1998, we received net proceeds of $ 72,000 from the exercise of warrants that had been granted to the underwriters` representative in connection with our IPO. In March, 2000, we completed a secondary offering of our ordinary shares, which provided net proceeds to us of approximately $ 149.6 million.

In July, 1999, we raised approximately $ 5.0 million in a private placement of 1,818,182 ordinary shares, reflecting a price per share of $ 2.75, and 1,038,962 warrants. Each warrant entitled the holder to purchase one ordinary share at a price of $ 2.875 until December 31 st, 2002, subject to certain anti-dilution and other adjustment protections. The holders of the ordinary shares issued in the private placement and upon the exercise of the warrants have registration rights, including the right to demand registration of their shares in an underwritten public offering at any time after January, 2002. As of December 31st, 2002 all of said warrants have been exercised and none remain outstanding.

On May 1st, 2003, we entered into a Share Purchase Agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 ordinary shares (see Item 7.B below the paragraph titled "Related Party Transactions").

We had no indebtedness as of May 1st, 2003, December 31, 2001 and as of December 31, 2000.

Our cash, cash equivalents, short-term deposits and short term marketable securities were $ 64.0 million at December 31st, 2002, compared to $ 80.1 million at December 31st, 2001. Our long term marketable securities were $ 30.1 million at December 31 st, 2002, compared to $ 17.2 million at December 31st, 2001.

Net cash used in operating activities in 2002, 2001 and 2000 was $ 2.75 million, $ 9.8 million and $ 15.4 million, respectively. This was attributable primarily to changes in our working capital. We expect that our principal uses of cash in the near future will be to fund increases in sales and marketing expenditures and research and development expenditures. We cannot assure you that the uses will not be different. In addition, we may also use cash to finance strategic acquisitions of, or investments in, related businesses, product lines and technologies.

During the years ended December 31st, 2002, 2001 and 2000, the aggregate amount of our capital expenditures was $ 19.2 million. These expenditures were principally for the purchase of our building and the adjacent vacant lot, improvement of our building, investment in our manufacturing facilities, purchases of computer equipment and leasehold improvement.  As of December 31, 2002, we had no commitment for material capital expenditures.

___39___

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

Facilities lease expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 798,000, $ 384,000 and $ 456,000, respectively.  Vehicles lease expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $ 234,000, $ 606,000 and $ 763,000, respectively.

As of December 31, 2002, the Company has authorized and available credit lines of $ 4.0 million from banks.  None of the credit lines were drawn as of December 31, 2002.  In connection with the credit lines, the Company agreed not to place any liens on its assets without the respective bank's consent.

Royalty Commitments

Under the Company's research and development agreements with the OCS, BIRD and SIIRD, the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS, BIRD and SIIRD, up to an amount equal to 150% of the OCS and BIRD and 100% of the SIIRD research and development grants (dollar-linked) related to such projects.  In addition, the Israeli Government, through the Fund for Encouragement of Marketing Activities ("FEMA"), and BIRD awarded the Company and its U.S. subsidiary grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to FEMA at the rate of 3% on the increase in export sales, up to the amount of the grants received by the Company.  As of December 31, 2002, the Company had outstanding obligations to pay royalties of $ 447,000 in respect of these various grants.

Other Commitments

Under our master purchase agreement with Toshiba, we have agreed to purchase from Toshiba a minimum aggregate amount of flash memory components and flash based products.  As of December 31, 2002, we agreed to purchase an aggregate $13 million, $19.5 million and $27.5 million for 2002, 2003 and 2004, respectively.  Our agreement is conditioned upon Toshiba guaranteeing competitive pricing, reasonable lead time and sufficient capacity (assuming reasonable prior demand forecast by us) for our products.

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

___40___

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

Our gross research and development expenses during 2002, 2001 and 2000 were $ 12.2 million, $ 13.3 million and $ 7.4 million, respectively. A small portion of our revenues during those years was funded through grants from - SIIRD and IST, as discussed below.

Research and Development Grants

We participate in programs offered by the OCS, SIIRD and IST that support research and development activities. We received or accrued participation from OCS, SIIRD and IST of $ 0, $ 63,000 and $ 212,000 respectively in 2002, $ 0, $ 60,000, $ 0 in 2001, and $ 0, $ 0 and $ 0, respectively, in 2000. Our OCS grants related to the development of a compact IDE interface flash disk, our SIIRD grants related to the development of LPC flash disk and our IST grants related to the development of secure mobile payment on chip (SM-PAYSOC). For a discussion of such programs, including royalty obligations and limitations on manufacturing and the transfer of technology relating to such participations, see "Item 4B: Business Overview - Research and Development."

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

___41___

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

___42___

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

B.  COMPENSATION

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31, 2002 (11 persons of which 4 no longer serve in such capacity) was approximately $ 636,800, which includes approximately $ 37,300 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The Company does not pay directors` fees to its directors.

During fiscal 2002, all persons who served in the capacity of director and executive officer for the year ended December 31, 2002, were granted options to purchase a total of 289,600 ordinary shares at an average price of $ 7.18 per share, with vesting terms of 2-4 years. All options were granted pursuant to our then current share option and incentive plans (see in Item 6.E below the paragraph titled "Share Option Plans and recent changes in Israeli law").

___43___

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person`s relative, partner, employer or any entity under the person`s control, has, as of the date of the person`s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an office holder.

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

___44___

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

___45___

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

___46___

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

As of December 31, 2002, we had outstanding options for 1,108,116 ordinary shares under the IRSO Plan, at an average exercise price of $ 6.46 per ordinary share, and with expiration dates ranging from February, 2005 to December, 2012.

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

As of December 31, 2002, we had outstanding options for 2,705,538 ordinary shares under the 102 Plan, at an average exercise price of $ 6.24 per ordinary share, and with expiration dates ranging from August, 2003 to December, 2012.

___47___

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

___48___

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

___49___

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

B.  RELATED PARTY TRANSACTIONS

In October, 2000, we purchased 586,080 preferred shares of Saifun for approximately $ 10 million. This investment was part of a transaction in which Saifun sold 2,327,323 of its preferred shares to various venture capital and strategic investors for aggregate consideration of approximately $ 39.7 million. Saifun is a private, venture-backed Israeli company engaged in research, development, production and marketing of flash memory products and technology. Boaz Eitan, who was at the time of this transaction a member of our Board of Directors, is the founder, chief executive officer and a director of Saifun. This transaction was approved by our Audit Committee and Board of Directors, in the absence of Dr. Eitan in both cases, in accordance with the provisions of the Companies Law governing approval of related party transactions. As of the date hereof, Mr. Eitan is no longer a member of the Company`s Board of Directors.

On May 1st, 2003, we entered into a Share Purchase Agreement (the "PPM") with Dr. Hans Wagner, a member of our Board of Directors, according to which Dr. Wagner is to purchase 500,000 of our ordinary shares, at a purchase price per share of $ 8.21, for an aggregate investment amount of $ 4,105,000 (a copy of the PPM is attached to this Annual Report as Exhibit 4(b)(i)). The closing of this transaction occurred prior to the filing of this Annual Report. This transaction was approved by our Audit Committee and Board of Directors, in the absence of Dr. Wagner, in accordance with the provisions of the Companies Law governing approval of related party transactions.

___50___

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

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

●	A breach of his/her duty of care to us or to another person;
●	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or
●	A financial liability imposed upon him/her in favor of another person.

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

B.  SIGNIFICANT CHANGES

- Not applicable

___51___

ITEM 9.  THE OFFER AND LISTING

A. 4.  The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated:

Yearly Figures
	High	Low
1998:	$ 8.09	$ 2.75
1999:	$ 34.00	$ 3.63
2000:*	$ 44.25	$ 11.94
2001:	$ 16.56	$ 3.92
2002:	$ 12.59	$ 4.95

Quarterly Figures

2001:	High	Low
First Quarter	$ 16.56	$ 5.78
Second Quarter	$ 11.96	$ 6.02
Third Quarter	$ 8.13	$ 3.92
Fourth Quarter	$ 11.69	$ 4.13

2002:	High	Low
First Quarter	$ 12.59	$ 7.15
Second Quarter	$ 9.86	$ 7.27
Third Quarter	$ 8.68	$ 6.21
Fourth Quarter	$ 8.68	$ 4.95

Monthly Figures

2002-2003:
Most Recent 6 months:	High	Low
November 2002	$ 8.68	$ 6.15
December 2002	$ 8.68	$ 6.89
January 2003	$ 8.25	$ 5.82
February 2003	$ 6.50	$ 5.63
March 2003	$ 6.40	$ 5.20
April 2003	$ 8.84	$ 6.00

* We effected a two-for-one stock split in September 2000. Accordingly, the share price information for 2000 is adjusted to reflect such stock split. The share price information for the years 1999 and 1998 remain unadjusted and reflect the pre-split highs and lows for said years.

On May 1st, 2003, the last reported sale price of our ordinary shares was $ 8.34 per share. There is currently no trading market for our ordinary shares outside the United States.

___52___

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

___53___

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

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders` meeting on:

●	Any amendment to the Articles of Association;
●	An increase in the company`s authorized capital;
●	A merger; or
●	Approval of some of the acts and transactions that require shareholder approval.

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

___54___

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

___55___

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

C.  MATERIAL CONTRACTS

In April 2001, we signed an agreement with Aspen Nadlan Ltd. and Narkis Marom Mivnei Ta`asiya Ltd. to purchase the building in which our headquarters` executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices. The aggregate consideration for these purchases was approximately $ 10.5 million that we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of certain permits and third party approvals. In addition, in April 2001 we entered into a development and supply agreement with Atmel Sarl. Under this agreement, Atmel is to layout, develop, manufacture, test and supply the ASIC components for our DiskOnKey products.

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

___56___

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

___57___

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

As of December 31, 2001, we generated a total of approximately $ 35 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date. The tax benefits granted to an `approved enterprise` are not available to us with respect to the income of our subsidiaries. The actual amount of the benefits associated with the `approved enterprise` program will depend upon a number of factors, including whether these tax incentives are renewed or if the tax authorities successfully challenge the manner in which profits are recognized among our subsidiaries or within specified tax jurisdictions.

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

___58___

of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of securities and other capital assets. In general, the capital gains tax rate on the sale of publicly-traded securities of an Israeli company is 15% for gains accrued after December 31, 2002.  Non-residents of Israel, however, are exempt from Israeli capital gains tax on the sale of our shares.

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

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a "U.S. Holder", that is:

●	A citizen or resident of the United States;
●	A corporation created or organized in or under the laws of the United States or of any state thereof;
●	An estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
●

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

This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder`s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

●	Taxpayers who are broker-dealers or insurance companies;
●	Taxpayers who have elected mark-to-market accounting;
●	Tax-exempt organizations;
●	Financial institutions or "financial services entities";
●	Taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;
●	Taxpayers who own directly, indirectly or by attribution at least 10% of our voting power; and
●	Taxpayers whose functional currency is not the U.S. dollar.

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

___59___

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

___60___

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

●

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

●	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.
●

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

___61___

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

___62___

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

___63___

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

___64___

PART III

ITEM 17.  FINANCIAL STATEMENTS

- Not applicable

ITEM 18.  FINANCIAL STATEMENTS

See Consolidated Financial Statements, immediately following Item 19 below.

___65___

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

4(a).4	***** !!	Development and Supply Agreement dated April 18, 2001 by and between Atmel Rousset, Atmel Sarl, and M-Systems Flash Disk Pioneers Ltd.
4(a).5	!!	Master Purchase Agreement dated August 10, 1998 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc.
4(a).6	*****

Amendment to the Master Purchase Agreement dated August 23, 2002 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc., as entered into by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.

4(a).7	!!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	****	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8	****	List of M-Systems` Subsidiaries and where they are incorporated
12(a).1		Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
12(a).2		Consent of BDO Seidman, LLP
12(a).3		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
12(a).4		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

____________________

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
***	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
****	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*****	Previously submitted
!!	Portions of the agreement or exhibits have been omitted pursuant to a request for confidential treatment approved by the SEC.

___66___

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders' Equity	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 34

Report of BDO Seidman	35

- - - - - - - -

___67___

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

to the Shareholders of

M-SYSTEMS FLASH DISK PIONEERS LTD.

We have audited the accompanying consolidated balance sheets of M-Systems Flash Disk Pioneers Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets of 2.5% and 2.9% out of total consolidated assets as of December 31, 2001 and 2002, respectively and total revenues of 28% and 26% out of total consolidated revenues for the years ended December 31, 2001 and 2002, respectively. This statement was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary is based solely on the report of the other auditors.

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

___68___

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

___69___

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

___70___

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

___71___

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

___72___

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

___73___

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

___74___

NOTE 1:- GENERAL (Cont.)

Fortress U&T Ltd. ("Fortress")

In September 2000, the Company acquired certain assets of Fortress, in exchange for $ 8,456 in cash. Fortress was a privately held Israeli company that was engaged in developing, marketing and selling products for the technology security market. The acquisition was accounted for by the purchase methods of accounting.

The following table summarizes the fair value of the assets acquired in the acquisition.

In Process research and development	$ 6,215
Assembled workforce	252
Core Technology	1,243
Patents	248
Property and Equipment	172
Goodwill	326
Total Purchase Price	$ 8,456

In Accordance with FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", the Company recorded a one-time expense in September 2000, in the amount of $ 6,215, to write off in-process research and development acquired from Fortress, for which technological feasibility had not yet been established and for which no alternative future use existed.

Assembled workforce is amortized using the straight-line method over the useful life, which is 5 years.

Core technology and patents are amortized using the straight-line method over the estimated useful life, which is 3 years.

Goodwill that arose from the acquisition was amortized until December 31, 2001, on a five-year straight-line basis.

Pro forma information in accordance with APB-16 "Business Combination" has not been provided, since Fortress` revenues and net income for 1999 and 2000 were not material in relation to total consolidated revenues and net income (loss).

As to the principal markets and customers, see Note 14.

___75___

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

___76___

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

The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No. 18"). During 2001, the Company recorded a write off of its investments in KeyNetica in the amount of $ 1,012. During 2002, based on managements` most recent analyses, no impairment losses have been identified.

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

___77___

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

___78___

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

___79___

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

___80___

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

___81___

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

___82___

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

___83___

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

___84___

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

___85___

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

___86___

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

___87___

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

Royalty commitments:

a. Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS"), the Bi-national Industrial Research and Development Foundation ("BIRD-F") and Singapore-Israel Industrial Research and Development ("SIIRD"), the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS, BIRD-F and SIIRD and in certain circumstances may be required to pay royalties at the rate of 30% under the agreement with SIIRD, up to an amount equal to 150% of the OCS and BIRD-F and 100% of the SIIRD research and development grants (dollar-linked) related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received under programs approved by the BIRD-F, are linked to the Consumer Price Index in the United States.

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

___88___

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

___89___

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

___90___

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

___91___

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

___92___

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

___93___

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

___94___

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

___95___

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

___96___

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

___97___

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

___98___

NOTE 14:- CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Major customers data as a percentage of total revenues:

	Year ended December 31,
	2000	2001	2002

Customer A	15%	4%	1%

Customer B	12%	4%	---

Customer C	---	3%	15%

Customer D	3%	6%	10%

NOTE 15:- SUBSEQUENT EVENTS

a. In May 2003, the Company entered into a share purchase agreement with one of its directors according to which, the director is to purchase within no later than 60 days, 500,000 ordinary shares of the Company for an aggregate amount of $ 4,105.

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

___99___

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

As discussed in Notes 1 and 5, the Company`s revenues consist of commission income from its parent company that are generated under terms and conditions prescribed by its parent company.  Further, as of December 31, 2002, the Company has a net liability of $ 10,354,000 due to its parent company and is economically dependant upon its parent company for continuing financial support.  The accompanying financial statements of M-Systems, Inc. may not necessarily be indicative of the financial position, results of operations and cash flows of the Company had it operated without its affiliation with and continuing financial support of its parent company.

/S/ BDO Seidman, LLP

San Jose, California

January 8, 2003

___100___

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on its behalf on the 21st day of January, 2004.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

___101___

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

Date: January 21st, 2004

By: /s/ Dov Moran

Dov Moran, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Limited

___102___

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

Date: January 21st, 2004

By: /s/ Ronit Maor

Ronit Maor, Chief Financial Officer

M-Systems Flash Disk Pioneers Limited

___103___