Form 20-F/A
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2004-01-26
CIK 895361

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

EXPLANATORY NOTE

This Amendment No. 4 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

___1___

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

___2___

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

___3___

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

___4___

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

___5___

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

___6___

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

___7___

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

___8___

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

___9___

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

___10___

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

___11___

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

___12___

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

___13___

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

___14___

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

___15___

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

___16___

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

___17___

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

___18___

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

___19___

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

___20___

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

___21___

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

___22___

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

___23___

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

___24___

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

___25___

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

___26___

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

___27___

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

___28___

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

___29___

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

___30___

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

___31___

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

___32___

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

___33___

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

___34___

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

___35___

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

___36___

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

___37___

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

___38___

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

___39___

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

___40___

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

___41___

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

___42___

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

___43___

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

___44___

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

___45___

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

___46___

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

___47___

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

___48___

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

___49___

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

___50___

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

___51___

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

___52___

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

___53___

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

___54___

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

___55___

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

___56___

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

___57___

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

___58___

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

___59___

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

___60___

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

___61___

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

___62___

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

___63___

PART III

ITEM 17.  FINANCIAL STATEMENTS

- Not applicable

ITEM 18.  FINANCIAL STATEMENTS

See Consolidated Financial Statements, immediately following Item 19 below.

___64___

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

4(a).7	***** !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	****	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8	****	List of M-Systems` Subsidiaries and where they are incorporated
12.1		Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
12.2		Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1	*****	Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
14.2	*****	Consent of BDO Seidman, LLP

____________________

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
***	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
****	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*****	Previously submitted .
!!	Portions of the agreement or exhibits have been omitted pursuant to a request for confidential treatment approved by the SEC.

___65___

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

___1___

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

___2___

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

___3___

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

___4___

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

___5___

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

___6___

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

___7___

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

___8___

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

___9___

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

___10___

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

___11___

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

___12___

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

___13___

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

___14___

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

___15___

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

___16___

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

___17___

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

___18___

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

___19___

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

___20___

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

___21___

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

___22___

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

___23___

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

___24___

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

___25___

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

___26___

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

___27___

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

___28___

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

___29___

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

___30___

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

___31___

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

___32___

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

___33___

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

___34___

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

/S/ BDO Seidman, LLP

San Jose, California

January 8, 2003

___35___

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Amendment No. 4 to its Annual Report on its behalf on the 26th day of January, 2004.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

___36___

___37___