Form 20-F/A
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2004-01-26
CIK 895361

Commission File No. 1-11712

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

EXPLANATORY NOTE

This Amendment No. 5 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

In July, 1999, we raised approximately $ 5.0 million in a private placement of 1,818,182 ordinary shares, reflecting a price per share of $ 2.75, and 1,038,962 warrants. Each warrant entitled the holder to purchase one ordinary share at a price of $ 2.875 until December 31st, 2002, subject to certain anti-dilution and other adjustment protections. The holders of the ordinary shares issued in the private placement and upon the exercise of the warrants have registration rights, including the right to demand registration of their shares in an underwritten public offering at any time after January, 2002. As of December 31st, 2002 all of said warrants have been exercised and none remain outstanding.

On May 1st, 2003, we entered into a Share Purchase Agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 ordinary shares (see Item 7.B below the paragraph titled "Related Party Transactions").

We had no indebtedness as of May 1st, 2003, December 31, 2001 and as of December 31, 2000.

Our cash, cash equivalents, short-term deposits and short term marketable securities were $ 64.0 million at December 31st, 2002, compared to $ 80.1 million at December 31st, 2001. Our long term marketable securities were $ 30.1 million at December 31st, 2002, compared to $ 17.2 million at December 31st, 2001.

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

Incentive and Restricted Share Option Plan

Under the IRSO Plan, we were authorized to grant options for up to 3,000,000 ordinary shares to our employees, directors and consultants. The exercise price per share for an incentive share option could not be less than the market value of the ordinary shares on the date the option was granted. Incentive options granted under the IRSO Plan in accordance with the terms thereof were intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Any options that were cancelled or forfeited before expiration became available for future grant under the IRSO Plan. The IRSO Plan expired on February 15th, 2003.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

- Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

- Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures - The Company`s management evaluated, with the participation of the Company`s principal executive and principal financial officers, the effectiveness of the Company`s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2002.  Based on their evaluation, the Company`s principal executive and principal financial officers concluded that the Company`s disclosure controls and procedures were effective as of December 31, 2002.

(b)  Not applicable.

(c)  Not applicable.

(d)  Changes in Internal Control Over Financial Reporting - There has been no change in the Company`s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2002, that has materially affected, or is reasonably likely to materially affect, the Company`s internal control over financial reporting.

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

4(a).7	***** !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	****	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8	****	List of M-Systems` Subsidiaries and where they are incorporated
12.1		Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
12.2		Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1		Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
14.2		Consent of BDO Seidman, LLP

____________________

*	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
***	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
****	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*****	Previously submitted .
!!	Portions of the agreement or exhibits have been omitted pursuant to a request for confidential treatment approved by the SEC.

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

/S/ BDO Seidman, LLP

San Jose, California

January 8, 2003

___35___

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Amendment No. 5 to its Annual Report on its behalf on the 26th day of January, 2004.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

___36___