Form 20-F
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2005-05-27
CIK 895361

Commission File No. 1-11712

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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
35,508,598

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

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

- Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

- Not applicable

____ 4 ____

ITEM 3.   KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The following summary selected consolidated financial data was derived from our audited Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Commencing with our 2004 results, we adopted a new presentation method for our consolidated statement of operations. See "Item 5A: Operating Results" in the paragraph titled "Overview" for further description. This data should be read in conjunction with, and are qualified in their entirety by, our audited Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to "Item 5: Operating and Financial Review and Prospects."

Summary Consolidated Financial Information

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenues:
Product sales........................................................	$ 90,527	$ 43,283	$ 63,256	$ 123,801	$ 310,698
Other....................................................................	2,062	1,395	1,561	6,253	36,853
Total revenues...........................................................	92,589	44,678	64,817	130,054	347,551
Costs and expenses:
Cost of goods sold...............................................	64,281	60,573	44,415	93,114	264,799
Research and development, net...........................	7,364	13,290	11,974	14,714	24,834
Selling and marketing..........................................	11,535	12,122	12,547	19,419	31,077
General and administrative..................................	2,809	3,913	4,000	4,852	6,771
In-process research and development write off...	6,215	-	-	-	-

Total costs and expenses..........................................	92,204	89,898	72,936	132,099	327,481
Operating income (loss)...........................................	385	(45,220)	(8,119)	(2,045)	20,070
Financial income, net................................................	5,875	4,628	2,619	2,711	3,897
Other income (expenses), net....................................	-	(1,193)	-	131	183
Income (loss) before minority interest in losses of a subsidiary..................................................................	6,260	(41,785)	(5,500)	797	24,150
Minority interest in losses of a subsidiary................	19	-	-	117	-
Net income (loss)......................................................	$ 6,279	$ (41,785)	$ (5,500)	$ 914	$ 24,150
Basic net earnings (loss) per share............................	$ (0.25)	$ (1.56)	$ (0.20)	$ 0.03	$ 0.71
Diluted net earnings (loss) per share.........................	$ (0.22)	$ (1.56)	$ (0.20)	$ 0.03	$ 0.66
Number of shares used in computing basic net earnings (loss) per share...........................................	25,368,286	26,715,683	26,953,410	28,178,228	34,195,642
Number of shares used in computing diluted net earnings (loss) per share...........................................	28,040,611	26,715,683	26,953,410	30,513,485	36,823,118

____ 5 ____

Summary Consolidated Financial Information  (Cont.)

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits, short term and long term marketable securities.........................	$ 120,476	$ 97,236	$ 94,094	$ 79,807	$ 174,713
Working capital................................................................	155,694	87,264	70,297	65,827	198,746
Total assets........................................................................	185,251	145,451	148,202	180,488	321,449
Shareholders` equity.........................................................	172,799	133,051	128,290	140,625	265,065

B.  CAPITALIZATION AND INDEBTEDNESS

- Not applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

- Not applicable

____ 6 ____

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

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have a history of losses and we may incur additional losses in the future.

We have a history of losses. Other than in 2000, 2003 and 2004, in which we were profitable on an annual basis, we have incurred losses in each of our last ten years of operation. While we had net income in 2003, we had an operating loss in that year of $ 2.0 million. As of December 31, 2004, we had an accumulated deficit of approximately $ 32 million. We cannot assure you that we will be able to maintain our profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely affect the price of our securities.

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our securities could be materially and adversely affected.

Our relative mix of products varies quarterly, which can negatively affect our gross margins and profitability.

Our product mix varies quarterly, which affects our overall gross margins and profitability. Each of our products has different associated gross margins, which vary quarterly based on market dynamics, competition, our average selling prices and our cost of materials. To the extent the percentage of our revenues derived from lower margin products increases in any given period, our overall gross margins will decline for that period. Currently, sales of our DiskOnKey product to the universal serial bus, or USB, flash drive market carry lower margins than our other products. Consequently, an increase in the percentage of revenues deriving from sales of DiskOnKey products could decrease our margins, adversely affecting our profitability. Revenues derived from our share in the profit of a venture with Toshiba Corporation which we refer to as the "Venture" (as further described under Item 4.B below "Business Overview" in the paragraph titled "Toshiba") and from license fees and royalties carry no associated cost of goods sold. Depending on the relative mix of sales of our products and the relative contribution our product and non-product revenues, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

____ 7 ____

We target high growth markets, which can experience intense competition, leading to reduced margins and decreased profitability.

Fast growing markets frequently attract competition, including from large U.S. and international companies, which can lead to loss of market share, increased pricing pressures and compression of margins. We target markets that have enjoyed substantial growth and may continue to experience fast growth. In particular, the USB flash drive market has experienced significant growth, which has attracted numerous competitors, leading to aggressive price competition and low margins. As a result, our revenues from sales to the USB flash drive market currently have the lowest associated margins among our product revenues. Similarly, the multimedia mobile handset market has experienced significant growth and become increasingly competitive, which may lead to pricing pressure and  margin compression. To the extent we continue to target fast growing markets, we are likely to experience significant competition and pricing pressures, which may lead to loss of market share and loss of revenues, which could negatively affect our profitability.

We are dependent on DiskOnKey and Mobile DiskOnChip for the vast majority of our sales. As a result, our business will suffer if demand for either of these products declines.

The vast majority of our revenues are generated by sales of DiskOnKey and Mobile DiskOnChip. If demand for either of these products declines and we cannot develop new products to offset this decline, or if the new products that we develop are not successful in the market, our sales would decline. Any significant decrease in the sales of our DiskOnKey or Mobile DiskOnChip products would have a material adverse effect on our business, financial condition and results of operations.

Demand for increasingly higher capacity data storage may decline, which could cause our sales to decline.

Our target markets have recently enjoyed significant growth, driven in part by the decline in prices for flash memory components, which in turn has enabled us to offer higher capacity storage at lower prices. A portion of the growth in our sales to the USB flash drive market is attributable to consumers replacing their existing personal data storage medium with higher capacity data storage, as the prices for higher capacity storage decline. Similarly, a portion of the growth in our sales to the multimedia mobile handset is attributable to consumers demanding applications in handsets that require high capacity data storage, such as embedded digital cameras and MP3 playback functionality. However, the demand for increasingly higher capacity storage may diminish as consumers achieve sufficient capacity for their data storage applications. In lieu of upgrading to higher data storage capacities, consumers may opt to buy lower capacity data storage products at lower prices, or entirely forego replacing their existing high capacity data storage medium or device. To the extent consumer demand for higher capacity data storage declines, our sales could decline, which could have an adverse affect on our business and results of operations.

The amount of license fees and royalties payable to us from third parties varies quarterly and may decline in the future, which would adversely affect our gross margins and results of operations.

The license fees and royalties payable to us from our patent cross license and other agreements with third parties, such as Samsung Electronics Co., Ltd. and Toshiba Corporation, are often variable and can fluctuate from period to period making it difficult to predict our license fees and royalty revenues. Our intellectual property strategy includes licensing our patents and technology to third parties. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from license fees and royalties can fluctuate significantly from quarter to quarter as a portion of this income comes from royalties based on actual sales by our licensees. As a result, our license and royalty revenues have fluctuated in the past and are likely to continue to fluctuate in the future. Given that license and royalty revenues have no associated cost of goods sold, our gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. In addition, our license and royalty revenues may decline in the future as our existing license agreements expire or caps are reached, which could adversely affect our results of operations.

____ 8 ____

Our revenues from our share in the profit of the Venture vary quarterly and may decline in the future, which can adversely affect our gross margins and results of operations.

In the USB flash market, we generate a portion of our revenues through the Venture (as further described under Item 4.B below "Business Overview" in the paragraph titled "Toshiba"). The Venture is designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. We receive a percentage of the income attributable to the portion of sales of USB flash drives generated by Toshiba through the Venture. Our revenues from the Venture are dependent upon various factors, including the sales and profits achieved by Toshiba, and can fluctuate significantly from quarter to quarter, making it difficult  to predict these revenues. Given that these revenues have no associated cost of goods sold, gross margins and net income are likely to fluctuate significantly with changes in these revenues. In addition, our revenues from the Venture may decline in the future if Toshiba decreases its sales activity in the USB flash drive market, which could adversely affect our results of operations.

Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price or in the availability of flash memory components.

For most of our products, we rely to a significant extent on the purchase of flash memory components, or custom made products incorporating flash components, from third party manufacturers. As a result, we are exposed to the risks associated with the ongoing volatility in the price of flash components. For example, prices of these components increased in the second half of 2003 due to industry-wide shortages in supply, and declined in 2004 due to excess supply in the market.

If the price of flash components declines, the value of our inventory will fall and we may be compelled to write-down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins. For example, during the first half of 2001, flash component prices decreased significantly due to both the worldwide economic slowdown and the excess supply of flash components. This price decrease caused our revenues to decline significantly and required us to write-down $ 30.2 million of our inventory in the first half of 2001. Moreover, we expect the number of suppliers of flash components to increase in the near term, which could increase the supply of flash memory components in the market and reduce the market prices of these components.

Alternatively, if the market price for flash components increases (for example, as a result of increased demand for any reason or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins would decline. If flash component prices increase in the future, our gross margins could suffer, or we may not be able to sell our products at a profit, resulting in a loss of revenues and market share or in net losses.

In addition, in the past, there have been constraints in supply of flash components. If these supply constraints were to recur, our suppliers may not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or shift product orders to the following quarter. Irrespective of the movement in flash component pricing, to the extent we are not able to obtain sufficient supply of flash components, our results of operations would be adversely affected.

There is seasonality in our business, which may lead to fluctuations in our product sales and could adversely affect our sales in the first half of the fiscal year.

Sales of our DiskOnKey and Mobile DiskOnChip products may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. We have recently experienced strong demand for our Mobile DiskOnChip products in the second half of 2004, and for our DiskOnKey product in the fourth quarter of 2004, in each case due to end-of-year holiday demand. We expect demand in the first half of 2005 to be weaker, due in part to the strong sales during the 2004 holiday season, which would adversely affect our product sales and profitability in the first half of 2005.

____ 9 ____

Excess or obsolete inventory could adversely affect our gross margins.

We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

.     an anticipation of a shortage in components;

.     unrealized sales forecasts;

.     long-term commitments to our suppliers for certain components without a back-to-back commitment from our customers to purchase finished products;

.     consignment sales to some of our customers;

.     cancellation of orders from customers; and

.     an anticipation of an increase in prices.

In the event that we maintain a higher level of inventory than we need, certain components or products, if warehoused for too long, may be devalued due to a decrease in the market value of flash components, or rendered obsolete, which might cause us to incur an inventory write-off. Any devaluation or write-off of inventory would have an adverse effect on our business and results of operations.

Consignment sales require us to supply our products to our customers in advance of sales, which could adversely affect our business and results of operations.

Under some of our customer agreements, we deliver finished goods inventory to our customers in distribution hubs, where the inventory is held on consignment. We are obligated to supply in advance based on our customer's forecasts, but the customer is not obligated to purchase the product until it removes the product from the hub and takes title to the product, which it may do at its discretion. The time lag between our delivery and the customer taking title may be as long as weeks or months. To the extent the price for those products drops during that time lag, our customers enjoy the lower prices. In an environment of rapidly declining prices for flash components and corresponding declines in prices for our products, we are exposed to the risk that our margins and profitability will be adversely affected by extended time lags between delivery and transfer of title on our consignment sales. If time lags on our consignment sales lengthen and product prices drop, our business and results of operations could be adversely affected.

If we continue to grow, our growth may strain our operations infrastructure and our supply chain.

In recent years, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we substantially increased our employee base during 2003 and 2004, from approximately 330 employees on January 1, 2003 to approximately 513 employees on December 31, 2004. If our growth continues, we will have to continue hiring additional employees. The hiring of new employees requires the allocation of resources for the training and management of the employees, and the integration of the employees into our existing staff. We also will need to identify and manage additional third party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support our anticipated growth, which could adversely affect our business, financial condition and results of operations.

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

____ 10 ____

We will not be able to sustain continued growth unless we are successful in attracting and retaining additional qualified personnel.

The success of our business depends on our ability to attract and retain highly qualified management, technical, finance, and sales and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Further, to the extent we continue to experience rapid growth, we will need management personnel who can effectively manage that growth as well as  ensure that our organization adapts effectively to that growth. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate. In the past, we have from time to time experienced difficulty hiring the necessary engineering and sales and marketing personnel to support our growth.

Our business depends significantly upon sales of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our DiskOnKey and Mobile DiskOnChip products are designed for consumer electronic applications. The consumer market is intensely competitive and price sensitive. Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for our products, or products of our customers which incorporate our products. Softening consumer demand for consumer electronic products has in the past caused a decline in the demand for our products. As a result, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products. If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

Our customers are primarily OEMs and consumer electronics companies who repackage or resell our products under their own private label to consumers or incorporate our products into their own products, which are then sold to consumers. We are dependent upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase USB flash drives, or multimedia mobile handsets, from competitors of our customers, our revenues and operating results will be adversely affected.

We may increase our direct sales efforts, which could increase our costs and adversely affect our results of operations.

In addition to selling our products to OEMs, we may consider in the future pursuing a direct sales strategy that provides us greater access to retailers and end-users. To the extent we increase our direct sales, we will be exposed to additional risks, including potentially losing OEM customers who view our direct sales efforts as competitive, as well as risks inherent to direct sales efforts, such as increased sales and marketing expenditures, having to provide price protection or rebates to retailers, and more frequent and rapid selling price declines. If these risks materialize, they could adversely affect our results of operations.

____ 11 ____

Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

Our products may contain undetected errors or defects. These could result either from errors or defects in software, components or products designed or manufactured by or for us that we fail to detect, or errors or defects in components supplied by third parties. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development and support efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and may prove to be unsuccessful.

One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies. These investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, any investment in another company will be subject to the risks faced by that company. To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write down the value of our investment in our financial statements to the extent that the carrying value of an investment exceeds its fair market value.

We may make acquisitions that result in difficulties in integrating the operations, personnel and products of the acquired companies or result in significant charges or otherwise adversely affect our results of operations.

We may grow our business through acquisitions of companies, products or technologies that allow us to expand our existing product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company's personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities or securities convertible into equity to pay for any future acquisitions, which could be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves. Furthermore, acquisitions may require one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

If we fail to manage our inventory efficiently, our gross margins could be adversely affected.

The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and Mobile DiskOnChip at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with surplus inventory, we might be required to write down the value of the inventory as flash component prices drop, adversely affecting our gross margins and results of operation.

____ 12 ____

The USB flash drive market is characterized by high volatility of demand, making it difficult for us to plan our operations.

The USB flash drive market is characterized by highly volatile demand, making it difficult for us to plan our inventory levels, production plans and operations. For example, our USB flash drive customers expect us to fill orders on a short-term basis, often in as little as two weeks. Our suppliers of raw materials for these products, particularly flash components, require us to place orders months in advance. We must make commitments to our suppliers in advance of receiving orders from our customers based upon our forecast of expected customer demand. Similarly, our internal production plans and resource allocation are based upon our forecast of expected customer demand. Due to the volatility of demand, we risk over- or under-estimating customer demand in any given period. If we maintain inventory levels or increase production in anticipation of orders that do not materialize, our profitability will decline. Alternatively, if we do not maintain sufficient inventory levels or do not  commit sufficient production or other resources to meet actual demand, we risk losing customers to other manufacturers who can supply sufficient product to our customers. Losing customers could adversely affect our revenues and our long-term profitability.

We customize our Mobile DiskOnChip product to meet our customers' design requirements, exposing us to the risk of obsolete inventory and lower gross margins.

Our Mobile DiskOnChip is incorporated into the design of our customers' multimedia mobile handsets. We often customize our product by combining the Mobile DiskOnChip with other memory chips in a single compact package. After a design win, our customers provide us with forecasts of their anticipated requirements, based on which we produce customized products in anticipation of the customer purchasing our product for the new handset design. However, the customer is not obligated to purchase our product until it places purchase orders with us, and may decide, prior to placing orders, not to commercialize the handset design or to order less than initially forecasted, thereby rendering our inventory of customized products or a portion thereof obsolete, as the customized product may not be marketable for other handset designs. Obsolete inventory will reduce our gross margins and could adversely affect our profitability.

Sales to a small number of customers represent a significant portion of our revenues. If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 34% of our revenues in 2002, 30% in 2003 and 32% in 2004, and sales to our top 10 customers accounted for approximately 56% of our revenues in 2002, 55% in 2003 and 59% in 2004. In addition, in 2004, sales to two of our customers each represented more than 10% of revenues. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because the substantial majority of our sales are made by means of standard purchase orders rather than long-term commitments, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products, a customer can, with relatively little effort and investment, move from our product to a product of a competitor. This, combined with the relative ease with which our customers may terminate their business relationship with us, may cause a severe reduction in sales of our DiskOnKey products over a very short period of time. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

____ 13 ____

Our Mobile DiskOnChip products target a small number of potential customers. If these customers decline to purchase our products, we would have a limited market, if any, for sale of these products, which could adversely affect our gross margins and results of operation.

In the multimedia mobile handset market, we manufacture a limited number of versions of our Mobile DiskOnChip products to accommodate the handset design parameters of a small number of potential large customers. After attaining a design win, due to the size of these customers and their sales forecasts for the handset that will incorporate our product, we are often required to build a meaningful inventory position in these products in advance of any orders. The customer, however, has no obligation to buy our products until it places an order. To the extent any of these customers decline to purchase the version we designed for them because the handset design is not commercialized or is discontinued, we would be left with inventory that would have a limited market, if any, for sale. This could require us to devalue or write-off the inventory, which would adversely affect our gross margins and results of operation.

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

We will be required to record a compensation expense in connection with stock option grants and, as a result, our profitability may be reduced significantly.

The Financial Accounting Standards Board (``FASB``) has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the first quarter of 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

The absence of dividends could reduce the attractiveness of our Ordinary Shares to investors.

We have never paid any dividends on our Ordinary Shares and have no plans to pay any such dividends in the foreseeable future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. As a result, our Ordinary Shares may be less attractive to certain investors than the stock of dividend-paying companies.

____ 14 ____

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility and downturn in share prices for technology companies generally and companies in our industry specifically.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1, 2002 and April 30, 2005, our closing stock price fluctuated from a low of $ 4.91 to a high of $ 26.06. We believe that these fluctuations will continue as a result of, among other things, the factors discussed herein and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions  related to the State of Israel, may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

In addition, the price of our Ordinary Shares could be affected by possible sales of our Ordinary Shares by investors who view the Convertible Notes as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving our Ordinary Shares.

RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to grow unless our target markets continue to grow and we are able to meet the changing needs of these markets.

Sales to the multimedia mobile handset market accounted for approximately $ 69.8 million of our revenues in 2004, an increase of 302% as compared to 2003. Sales to the multimedia mobile handset market are directly related to the demand for multimedia mobile handsets. We cannot assure you that this market will grow, that our data storage solutions for multimedia mobile handsets will continue to achieve market acceptance, that demand for these products will grow or that our products will be included in the multimedia mobile handsets that achieve broader market acceptance. Most multimedia mobile handsets currently do not use or need embedded high capacity data storage and we cannot assure you that the requirement for embedded high capacity data storage in that market will grow or that handset manufacturers and OEMs will select Mobile DiskOnChip as their solution for embedded data storage. If sales of multimedia mobile handsets do not grow as anticipated, or if Mobile DiskOnChip is not designed into leading multimedia mobile handsets, then sales of our Mobile DiskOnChip products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

Sales to the USB flash drive market accounted for approximately $ 228.2 million of our revenues in 2004, an increase of 188% as compared to 2003. We cannot assure you that this market will continue to grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If demand for USB flash drives does not continue to grow as anticipated, or the DiskOnKey is not chosen by the relevant OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

____ 15 ____

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. For example, our USB flash drive products, which accounted for 66% of our revenues in 2004, were only introduced in 2000. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period, which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in  technology and industry standards and interfaces, and to successfully develop and introduce new and enhanced products on a timely basis, will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

We cannot assure you that any new products we develop will be commercially successful.

We continually seek to develop new products. For example, in October 2004, we announced our intention to develop the MegaSIM card module, a universal subscriber identification management (SIM) card that incorporates high capacity embedded data storage. We expect this product to be commercially available in the second half of 2005. It will take time for new products to be accepted and for significant sales to be generated from them, if this happens at all. We cannot assure you that any new products we develop will be commercially successful. To the extent our new products do not enjoy market acceptance, we may not be able to recoup our research and development and sales and marketing expenditures on the product.

In transitioning to new technologies and processes, we face design and production risks that may cause significant product delays that could harm our business.

The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. In addition, other components used in our products, such as ASICs (application specific integrated circuits), continue to achieve technological advances, and must be replaced or upgraded from time to time in order for us to remain competitive. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes and other new components. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

____ 16 ____

RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND SUBCONTRACTORS

We depend on Toshiba and Samsung for flash memory components. Any shortage or disruption in our supply from these sources or achievement of lower yield than expected will adversely affect our results.

Our flash memory based products require flash memory components, which are currently supplied by Toshiba and Samsung, or with respect to some components, by only one of the two suppliers. We have secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements for the foreseeable future. In the past, our suppliers have, at times, been unable or unwilling to meet our supply needs, which has adversely affected our operating results. If either Toshiba or Samsung fails to comply with its supply commitment to us, in terms of volumes and/or pricing of flash components, or  closes down or downsizes its flash components fabrication business, our business, financial condition and operating results will be adversely affected. In addition, if either Toshiba or Samsung terminates its supply relationship with us at any time, our business, financial condition and operating results will be adversely affected. In the event that we are supplied by Toshiba or Samsung with flash memory components with a lower than customary yield, our operating results and our ability to supply products to our customers will be adversely affected. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes, could significantly harm our business, financial condition and results of operations. In addition, if our flash suppliers do not continue to invest in the necessary advancements to their flash memory technology and flash memory products, our business, financial condition and operating results may suffer.

We depend on Toshiba as a single source for multi-level cell flash components, which are less costly than standard flash components. Any reduction or disruption in our receipt of these components from Toshiba will negatively affect our gross margins and profitability.

At present, Toshiba is our sole supplier of multi-level cell (MLC) flash components, which are less costly per megabyte than standard flash components. If Toshiba were to:

.     breach its obligations under its agreements with us;

.     close down or downsize its flash fabrication business;

.     experience manufacturing or yield problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes;

.     increase its prices to us for MLC flash components,

we would be required to use standard flash components in lieu of MLC components, which would decrease our gross margins and adversely affect our profitability.

In addition, if Toshiba were restricted from supplying its products to us due to any legal restraints imposed upon it as a result of its current litigation with Lexar Media Inc., our gross margins and profitability could be similarly adversely effected.

____ 17 ____

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

Under the terms of our agreements with Toshiba and Samsung, we are obligated to provide advance rolling forecasts of anticipated requirements for components that we use to manufacture our products. Because a significant portion of our products is sold into the consumer market, it is difficult to accurately forecast future sales. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Generally, the estimates for the first few months of each rolling forecast we provide to Toshiba and Samsung are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. If we underestimate our needs when we place orders, we may be unable to meet our customers' demands, and we could lose revenues and market share to our competitors. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in reduced gross margins as well as obsolete inventory and a corresponding write-down of that inventory. Either of these situations could have a material adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

If we are unable to obtain sufficient quantities of flash memory from Toshiba and Samsung at competitive prices, or if Toshiba or Samsung are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional  capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers' requirements. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

We depend on Toshiba as a single source to manufacture most of our DiskOnChip products, and we expect to remain dependent on Toshiba as a single source for future DiskOnChip products. Any delay or disruption in our receipt of these products from Toshiba will adversely affect our results.

At present, Toshiba is our sole manufacturer of most of our DiskOnChip products, including our Mobile DiskOnChip products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. For our DiskOnChip products, Toshiba not only supplies the flash components but also manufactures and assembles the finished product. If Toshiba were to:

.     breach its obligations under its agreements with us;

.     close down or downsize its flash business;

.     experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes;

.     for any other reason be unable to sell us DiskOnChip products at competitive prices,

____ 18 ____

we may be unable to fill our customers' orders for these products in a timely fashion or at all or unable to offer these products at competitive prices, which would result in lost sales and significantly lower revenues. In addition, having a single source for the Mobile DiskOnChip might deter the larger mobile handset vendors from accepting our Mobile DiskOnChip product line as the data storage solution for their handsets, which would similarly result in lost sales and affect the acceptance of our product in the relevant market. We are seeking to develop with other manufacturers products that will be comparable to the DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

In addition, if Toshiba were restricted from supplying its products to us due to any legal restraints imposed upon it as a result of its current litigation with Lexar Media Inc., we may similarly be unable to fill our customers' orders for these products in a timely fashion or at all or unable to offer these products at competitive prices.

We depend on a limited number of third party subcontractors to manufacture and assemble our DiskOnKey products, and any delay or disruption in the supply of these products will adversely affect our results.

We are dependent on a limited number of third party subcontractors. The substantial majority of our DiskOnKey products are manufactured and assembled by Global Brands Manufacturing Limited, or GBM, and to a lesser extent by Celestica Italia S.r.l. Any significant problems that occur at our subcontractors, and specifically with GBM, our principal subcontractor, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs and in a timely manner, due to conditions in their respective countries or otherwise, our future results might be adversely affected. Specifically, if GBM was unable or unwilling to continue to act as our subcontractor, we would not be able to switch our production to Celestica or another subcontractor without significant advance notice, which could  adversely affect our ability to supply DiskOnKey products to our customers. While we are planning to qualify an additional subcontractor, we cannot assure you that we will be successful in agreeing to terms with any such subcontractor, or that we will be able to timely switch our production to any such subcontractor should any of the other subcontractors be unable or unwilling to continue working with us. In addition, we do not have long-term contracts with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon advance notice. In either case, we would be required to qualify new subcontractors, which could take as much as six months or longer, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We depend on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the ASIC components used in our DiskOnKey and in some of our DiskOnChip products. For some components, we rely on a single source of supply, such as Atmel Sarl which supplies us with certain ASIC components developed specifically for our DiskOnKey products, as well as a third party for some off-the-shelf ASIC components. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

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

____ 19 ____

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem and, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

If we are not successful in developing relationships with suppliers of memory components that utilize new memory technologies, our business could be adversely affected.

The market for memory components is characterized by rapidly changing technology. Several semiconductor manufacturers are currently developing new memory technologies that would supplement or compete with existing flash memory technologies and other memory components. If these new memory technologies gain widespread market acceptance and we are not successful in developing relationships with the suppliers of these new memory technologies and memory components or we are unable to develop products based on these new technologies, our business could be adversely affected.

Loss of or damage to inventory held by our subcontractors or OEM customers could damage our relationships with our customers and harm our business.

Some of our inventory is held directly by our third party subcontractors or our OEM customer's warehouse facilities and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors or OEM customers or that is on consignment with our customers is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders which would harm our business, financial condition and results of operations.

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

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources. Our failure to compete effectively could hurt our business.

The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our Mobile DiskOnChip, DiskOnKey and other products compete with other flash data storage devices, standard flash components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us. These factors may limit our ability to compete effectively with them. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features.

____ 20 ____

DiskOnKey.   Our DiskOnKey product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, MP3 players and other removable storage media. Our competitors in this market currently consist of U.S. and international companies, as well as numerous computer and computer-based peripherals manufacturers or hardware manufacturers, many of whom are located in the Far East where costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing or marketing campaigns. In addition, we also currently experience and expect to continue to experience competition from large U.S. and/or international companies (including flash manufacturers such as Toshiba and Samsung) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they could exploit to our detriment if they decided to compete more aggressively in our markets, leading to substantial pricing pressures, which would adversely affect our income.

Mobile DiskOnChip.   Our Mobile DiskOnChip products compete with other flash and flash-based memory solutions, including those offered by flash manufacturers. These competitors have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication  capacity at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they can exploit to our detriment if they decided to compete more aggressively in our markets. Since these competitors also own their own fabrication facilities, they would also have more effective control over supply. In addition, some manufacturers of multimedia mobile handsets are using or plan to use multi-chip packaging which integrates flash and other memory chips. Some of our competitors already manufacture, in addition to flash, other memory chips, and may therefore have a competitive advantage over us with respect to time to market and costs for products incorporating multi-chip packaging. These factors could lead to substantial pricing pressures, which would adversely affect our income.

Our data storage products compete with other products offering similar functionality, which could enjoy greater market acceptance and cause the sale of our products to decline.

Our products are targeted at the personal data storage market. There are numerous technologies and products that have been designed for the personal data storage market, including removable magnetic media, removable optical media, flash cards, flash-based MP3 players and other removable storage media. Many of these products are substitute products, providing essentially the same data storage functionality. To the extent any of these competing technologies or any technologies developed in the future enjoy greater market acceptance than our products, the market for our products may contract and our sales would decline, which could adversely affect our results of operations. For example, sales of high capacity MP3 players have recently enjoyed significant growth. If MP3 manufacturers were to market high capacity MP3 players for data storage as well as music storage or consumers were to use their MP3 players to store digital data files in addition to music, this could diminish the demand for USB flash drives in general and our DiskOnKey in particular.

We may be unable to maintain market share due to price competition or supply constraints, which would reduce our potential revenues and profitability.

The market for flash memory products is currently undergoing a period of surplus supply, but we cannot predict if this condition will continue and, if it does, for how long. During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. Our future growth rate depends in part on our ability to obtain sufficient flash memory components and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors.

____ 21 ____

We face competition in our target markets from some of our business partners and their customers, due to our license agreements with our partners.

We have entered into license agreements with several of our business partners, including Toshiba and Samsung. Under these agreements, these parties and, in some circumstances their customers, may manufacture and sell products that incorporate technology covered by our patents which compete with our DiskOnKey and DiskOnChip products. In particular, pursuant to our agreements with Toshiba, Toshiba markets and sells the Mobile DiskOnChip products to customers under Toshiba's trademark. In addition, Toshiba has begun to market and sell USB flash drives which compete with our DiskOnKey products. Toshiba also has the right to directly market products that we may jointly develop in the future. Similarly, Samsung markets and sells products that compete with our Mobile DiskOnChip and DiskOnKey products. In addition, we have agreed not to pursue any action for infringement of our patents against any customer of Samsung which manufactures flash data storage devices that incorporate both flash components and controllers provided by Samsung. Any current or future agreements to license our patents to our partners and competitors, may increase competition and may adversely impact our revenues.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our business could suffer if third parties infringe upon our proprietary technology, and our patents and proprietary technology may not afford us sufficient protection from such infringement.

Our success is dependent upon our proprietary technology. As of April 30, 2005, we had 37 U.S. patents and several foreign patents relating to our technology and products. We also had, as of such date, 97 applications for patents pending in the U.S. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

.     any of our existing patents will not be invalidated;

.     patents will be issued for any of our pending applications;

.     any claims allowed from existing or pending patents will have sufficient scope or strength;

.     our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

.     our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. Litigation involving intellectual property can become complex and extend for a protracted time and is often very expensive. We are currently involved in several opposition and/or revocation procedures where we have opposed third party patents in various jurisdictions (China, UK and Taiwan). Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

____ 22 ____

Our products may infringe on the intellectual property rights of others and this could require us to pay damages and force us to stop manufacturing or selling certain of our products.

Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. We currently are involved in one legal action in Singapore in connection with the allegation of our infringement of the intellectual property rights of a third party. Oppositions to our patent applications have been filed by third parties in Taiwan, Australia and Israel. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products. Any of these developments could have a material adverse effect on our business, financial condition or results of operations.

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

We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims in connection with our technology or products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

Our indebtedness and debt service obligations have increased following the issuance of our Convertible Senior Notes, and this may adversely affect our cash flow, cash position and stock price.

In March, 2005, we issued $ 75,000,000 in aggregate amount of Convertible Senior Notes (as further described under Item 4.B below "Business Overview" in the paragraph titled "Recent Developments" under the heading "Convertible Note Offering"). We intend to fulfill our debt service obligations from our existing cash, investments and operations and that of M-Systems Finance Inc., our wholly owned subsidiary that issued the Convertible Notes. In the future, if M-Systems Finance and M-Systems are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

.     requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

.     increasing our vulnerability to general adverse economic conditions;

____ 23 ____

.     limiting our ability to obtain additional financing; and

.     placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Conversion of the Convertible Notes would dilute the ownership interest of our existing shareholders.

The conversion of some or all of the Convertible Notes would dilute the ownership interests of our existing shareholders. Any sales in the public market of our Ordinary Shares issuable upon such conversion could adversely affect the prevailing market prices of our Ordinary Shares. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could depress the price of our Ordinary Shares.

The fundamental change provision of the indenture governing the Convertible Notes may deter potential acquirers and will restrict our ability to effect certain types of recapitalization transactions.

Under the indenture governing the Convertible Notes, we are required to offer to purchase all of the outstanding Convertible Notes for cash upon the occurrence of certain fundamental changes. This provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, our company. For example, only in certain circumstances could a potential acquirer issue a combination of stock and cash in exchange for all of our outstanding Ordinary Shares without triggering the fundamental change provision. In addition, this fundamental change provision will limit our ability to effect certain types of recapitalization structures.

M-Systems or M-Systems Finance may not have the ability to purchase the Convertible Notes for cash if required to do so by holders on March 15, 2010, March 15, 2015, March 15, 2020, March 15, 2025 or March 15, 2030 or upon the occurrence of a fundamental change.

On March 15, 2010, March 15, 2015, March 15, 2020, March 15, 2025 and March 15, 2030, or upon the occurrence of a fundamental change under the indenture governing the Convertible Notes, each holder of Convertible Notes may require M-Systems or M-Systems Finance to purchase for cash all or a portion of such holder's Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such Convertible Notes up to but excluding the date of purchase. We cannot assure you that we would have sufficient financial resources to purchase the Convertible Notes for cash. This repurchase requirement may also delay or make it harder for others to obtain control of us.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and research and development facilities and some of our manufacturing facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.  Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have a material adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

____ 24 ____

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

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet  conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of existing programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses. In addition, the law and regulations prescribing the benefits provide an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2007, and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after December 31, 2007, or that existing benefits will be continued in the future at their current levels or at any level.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred.  In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant.  In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.  These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

____ 25 ____

In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. All of the directors and officers of M-Systems reside outside of the United States. Service of process on them may be difficult to effect in the United States. Furthermore, because a substantial portion of the assets of M-Systems are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

An Israeli court may declare a judgment rendered by a foreign court in a civil matter, including judgments awarding monetary or other damages in non-civil matters, enforceable if it finds that:

1.   the judgment was rendered by a court which was, according to Israeli law, competent to render it;

2.   the judgment is no longer appealable;

3.   the obligation in the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy in Israel; and

4.   the judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable by Israeli courts if it was given in a state, the laws of which do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proven to the Israeli court that:

1.    the judgment was obtained by fraud;

2.   there was no due process;

3.   the judgment was given by a court not competent to render it according to the laws of private international law in Israel;

4.   the judgment conflicts with another judgment that was given in the same matter between the same parties and which is still valid; or

5.   at the time the action was brought to the foreign court a claim in the same matter and between the same parties was pending before a court or tribunal in Israel.

Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact that can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

Similarly, the directors of M-Systems Finance reside outside the United States, and all or a significant portion of the assets of such persons may be, and substantially all of the assets of M-Systems Finance are, located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or to enforce against M-Systems Finance or such persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

____ 26 ____

The United States and the Cayman Islands do not currently have a treaty between them providing for reciprocal recognition and enforcement of judgments in civil and commercial matters.  Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in the Cayman Islands.

If the party in whose favor such a final judgment is rendered brings a new suit in a competent court in the Cayman Islands, that party may submit to the Cayman Islands court the final judgment that has been rendered in the United States. Since the laws of the State of New York have been chosen to govern the Convertible Notes, M-Systems Finance has submitted to the jurisdiction of the State or federal courts sitting in the State of New York in connection with disputes relating to the Convertible Notes. The holders, by acquiring the Convertible Notes, have voluntarily accepted such choice of law and choice of forum. A judgment obtained in any such court will be considered and recognized by the competent courts of the Cayman Islands, and such courts would grant a judgment that would be enforceable in the Cayman Islands generally, without any re-examination of the merits of the original judgment where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to work for one of our competitors and we could not demonstrate to the court that we would be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us.

Our operations may be adversely affected by fluctuations in currency exchange rates, including by the appreciation of Israeli currency against the U.S. Dollar.

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

In addition, certain of our expenses are in, or are linked to, currencies other than the U.S. Dollar, principally the New Israeli Shekel (NIS), the NT dollar and the Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. We bear the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In 2003, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. In 2004, however, the inflation adjusted NIS did not appreciate against the dollar significantly. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be materially adversely affected if the NIS appreciates against the dollar in the future.

____ 27 ____

Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

The terrorist attacks in the U.S., U.S. military responses to these attacks, the ongoing hostilities in Iraq and threats of war and acts of terrorism in Europe and elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

We would be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if (i) 75% or more of our gross income in a taxable year including our pro rata share of the  gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. If we are or become a PFIC, or if the U.S. Internal Revenue Service, or IRS, subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

.     Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our Ordinary Shares, and on gain from the sale or other disposition of our Ordinary Shares;

.     Paying interest on taxes allocable to prior periods; and

.     No increase in the tax basis of our Ordinary Shares to fair market value at the date of the holder's death.

We believe that we were not a PFIC for 2004 and do not anticipate becoming a PFIC in the future. Our belief is based, in part, on our market capitalization and our plans for spending the proceeds of this and future offerings. However, the tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets that are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in future years.

____ 28 ____

Certain provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our Ordinary Shares. In addition, our Articles of Association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our Articles of Association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See "Description of Share Capital."

____ 29 ____

ITEM 4.   INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Our commercial and legal name is M-Systems Flash Disk Pioneers Ltd. We are a company organized under the laws of the State of Israel and are subject to the Companies Law. We were incorporated on November 10th, 1982 and began operation in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar Saba 44425, Israel and our telephone number is +972-9-764-5000. Our U.S. agent is our subsidiary, M-Systems, Inc., located at 555 N. Mathilda Avenue, Suite 220, Sunnyvale, CA 94085, and its telephone number is (408) 470-4440.

In April 2001, we signed an agreement for the purchase of the building in which our headquarters` executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices, upon which in December 2004 we began construction of our second office facility. The aggregate consideration for these purchases was approximately $ 10.5 million, which we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of various permits and third party approvals. In addition to the consideration paid for the building and the adjacent lot, we invested an additional $ 4.7 million in developing and renovating the facility.

In February 2004, we completed a secondary offering of our Ordinary Shares, which provided net proceeds for the company of approximately $ 95.0 million.

On March 23, 2005, we completed an offering of our Convertible Notes which provided net proceeds for us of approximately $ 72.75 million (as further described under Item 4.B below "Business Overview" in the paragraph titled "Recent Developments" under the heading "Convertible Note Offering").

B.  BUSINESS OVERVIEW

Our Business

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our DiskOnKey products, and the multimedia mobile handset market with our Mobile DiskOnChip products. We also sell data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. We have recently enjoyed significant revenue growth, growing from revenues of $ 130.1 million in 2003 to revenues of $ 347.6 million in 2004, an increase of 167%.

We pioneered the USB flash drive concept with our DiskOnKey products, a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices.

We target the multimedia mobile handset market with our Mobile DiskOnChip products, a set of reliable, high-capacity, high performance and cost-effective embedded memory solutions for data and code storage. Leveraging our expertise in the management and optimization of flash memory, we have developed our Mobile DiskOnChip products to respond to this increasing demand by providing a high capacity flash memory solution for multimedia mobile handsets, enabling high reliability, high speed and low power consumption.

We also sell flash data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. Our DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip. Our FFD (Fast Flash Disk) products provide a rugged solid state flash disk product for embedded systems applications that require reliable and high performance data storage.

____ 30 ____

In addition to our existing product lines, we recently announced plans to introduce our MegaSIM card module, a high capacity data storage solution designed for universal subscriber identification modules, or SIM cards, that are used in mobile handsets for GSM and WCDMA cellular networks.  We source the flash memory components used in our products principally from Toshiba and Samsung, each of whom has committed to provide us with a specified portion of its flash components manufacturing capacity. We believe that these capacity commitments will satisfy a substantial portion of our anticipated near-term flash memory component needs.

Our Principal Markets

We focus primarily on two digital consumer electronics markets: the USB flash drive market, into which we sell our DiskOnKey product, and the multimedia mobile handset market, into which we sell our Mobile DiskOnChip products. We also sell flash data storage products targeted at the embedded systems market, including our DiskOnChip and FFD products.

USB Flash Drives -

USB flash drives provide an innovative solution for removable data storage, allowing a user to conveniently store and carry data and to easily transfer data between PCs or similar devices with a USB port. USB flash drives have the following attributes:

.     High Capacity Combined with a Compact, Portable Form Factor: USB flash drives are thumb-sized, able to fit on a key chain, and are available in capacities ranging from 64 megabytes to 2 gigabytes  of memory.

.     Ease of Use: USB flash drives are "plug-and-play" devices that are simple to use. USB flash drives are automatically recognized when plugged into a computer with current versions of popular operating systems, requiring no installation of additional equipment, an adaptor or a software driver.

.     Universal Interface/Portability: USB flash drives provide users with a compelling alternative to conventional removable storage media by leveraging the ubiquitous USB interface, which is a standard accessory in PCs sold in recent years.

Due to the high capacity, ease of use and portability of USB flash drives, consumers are increasingly using USB flash drives for personal data storage. Our revenues from the USB flash drive market have grown from $ 79.4 million in 2003 to $ 228.2 million in 2004.

Multimedia Mobile Handsets -

The market for multimedia mobile handsets has recently enjoyed significant growth. As mobile handset manufacturers increasingly design handsets with embedded digital cameras and personal digital assistant, or PDA, and MP3 functionality, there is an increasing demand for embedded memory in mobile handsets which offer the following:

.     Higher Capacity: Today's multimedia handsets require greater storage capacity for the more sophisticated operating systems as well as pictures, multimedia messages, video clips, audio recordings and MP3 files and other types of data-rich content. In many cases, new-generation handsets are required to include as much as 1 gigabyte of memory capacity to accommodate the multi-media rich content.

.     Higher Performance: In order to accommodate the growing demand for high capacity data storage as well as read/write functionality, multimedia mobile handset manufacturers are increasingly seeking to provide higher read/write speeds with memory components that occupy less space and consume less power.

.     Lower Cost Per Byte: Data-centric applications require higher density memory solutions that provide high capacity with a small footprint at a lower cost per memory byte than the currently most widely used memory solutions in voice-centric handsets.

Consequently, mobile handset manufacturers are increasingly choosing to design their multimedia mobile handsets using embedded flash memory that enable higher reliability, higher speed and lower power consumption than existing memory solutions. Our revenues from the multimedia mobile handset market have grown from $ 17.4 million in 2003 to $ 69.8 million in 2004.

____ 31 ____

Our Products

In order to address the market opportunity for USB flash drives and flash data storage solutions for multimedia mobile handsets and other high capacity data-centric memory applications, we have focused primarily on the following product offerings:

DiskOnKey

Our DiskOnKey enables easy storage and transfer of digital data files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices. DiskOnKey is available in a range of capacities, from 64 megabytes to 2 gigabytes of memory. Our DiskOnKey products have  the following product attributes:

.     High Performance: We believe that our DiskOnKey leads the USB flash drive market in performance.

.     Intellectual Property Rights: We hold a number of patents relating to the use of flash memory devices that connect using a USB interface. We believe that this provides us with a competitive advantage and is an important factor considered by our customers in selecting our products over products of our competitors.

.     Flash Independent Design: Due to the flexibility of its design, DiskOnKey is compatible with flash components from multiple suppliers, including our current suppliers, Toshiba and Samsung, and can be adapted to be compatible with flash components from additional suppliers that may enter the flash memory component market in the future. This allows us to seek additional sources of flash components for our DiskOnKey products to reduce our dependence on any specific flash component supplier.

Our strategy is to sell our DiskOnKey through major original equipment manufacturers (OEMs) and consumer electronics companies, leveraging their market position and brand strength to achieve wide market penetration. We sell our DiskOnKey through leading consumer electronics companies worldwide, such as IBM, I-O Data. Kingston, Memorex and Verbatim, leveraging their international market position and brand strength to achieve wide market penetration.

Mobile DiskOnChip

Our Mobile DiskOnChip products consist of a set of reliable, high-capacity, high-performance and cost-effective embedded memory solutions for data and code storage for multimedia mobile handsets. Our Mobile DiskOnChip products provide multimedia mobile handset manufacturers with an attractive solution due to the following product attributes:

.     High Density: Through our relationship with Toshiba, we have access to multi-level cell (MLC) flash memory technology which we believe allows us to offer a higher density solution than competing solutions in the market, practically doubling the capacity of our Mobile DiskOnChip solutions without meaningfully increasing the size of the chip. We currently offer our Mobile DiskOnChip in capacities from 32 megabytes to 1 gigabytes.

.     Cost-Effective, Improved Performance and Optimized Reliability: By combining our patented TrueFFS flash management software with an embedded controller, we have been able to optimize the reliability and improve the performance of high-density flash memory. This allows us to use high-density flash memory, traditionally limited to data storage, for code storage as well. As a result, we are able to provide mobile handset manufacturers with a less expensive, integrated memory solution for both code and data storage, while maintaining high performance and reliability.

.     Compact Size: Our monolithic, or single die, design, available in the vast majority of our Mobile DiskOnChip products,  combines a controller and flash memory within a single silicon die. Compact size is particularly important to multimedia mobile handset manufacturers that increasingly are seeking to provide increased product functionality using components that occupy less space.

____ 32 ____

Our Mobile DiskOnChip already has numerous design wins, including design wins with four of the five leading handset manufacturers, as well as with leading PDA manufacturers, and has been designed into many multimedia mobile handsets, including handsets produced by leading handset manufacturers such as LG, Motorola, Samsung and Sony Ericsson, as well as into PDAs produced by leading PDA manufacturers such as Hewlett Packard and PalmOne. Our strategy is to penetrate the mobile handset market by acquiring additional design wins for our Mobile DiskOnChip in multimedia and other high-end mobile handsets and PDAs.

Embedded Products

Our DiskOnChip family is comprised of various compact and light-weight flash disk products (at a form factor of either a chip or module) which are optimized for applications which are relatively small and/or need relatively small data storage capacities. Our FFD products are available in much higher data storage capacities, come in standard hard-drive sizes and interfaces, and are designed to provide extremely high reliability, ruggedness and durability under the harshest environmental and other conditions.

New Products

In addition to our existing product lines, we recently announced plans to introduce our MegaSIM card module, a high capacity data storage solution designed for universal subscriber identification modules, or SIM cards, that are used in mobile handsets for GSM and WCDMA cellular networks.  Our MegaSIM module is designed to enable the integration in a SIM card of secure, high capacity flash-based storage, with densities ranging between 16 to 256 megabytes, combining the functionality of a standard SIM card with high capacity memory. MegaSIM is designed to provide cellular network operators secure SIM cards with embedded high capacity data storage, enabling them to offer their subscribers a variety of advanced mobile services, such as MP3 and video downloading and picture storage. We currently anticipate commercial availability of our initial MegaSIM module in the second half of 2005. We cannot assure you that we will meet our product introduction schedule for MegaSIM, or that our MegaSIM module will be commercially successful when introduced.

Marketing Channels

We market and sell the DiskOnKey primarily to OEMs and consumer electronics companies who repackage or resell our products under private label to consumers or incorporate our products into their own products, which are then sold to consumers.

We market our other products through a combination of our own sales managers; independent local sales representatives that sell our products on our behalf; and independent distributors that purchase our products for resale to their customers. Our sales managers are compensated based on a salary and a bonus dependent in part on sales levels. The independent local sales representatives receive commissions for their product sales. We continually seek to strengthen each of our sales channels, including by engaging new representatives and distributors and providing them with extensive training and support with respect to our products and technologies. Our technical engineers are an integral part of the sales process and provide customers with technical information and support regarding our products and their integration with the customers` applications.

We maintain local sales offices in Sunnyvale, California; Raleigh, North Carolina; Saddle Brook, New Jersey, Tokyo, Japan, Taipei, Taiwan, Beijing, China, Shenzhen, China, Seoul, Korea  and Kfar Saba, Israel.

Relationship with Toshiba and Samsung

Toshiba

On July 29, 2003, we announced a set of new agreements with Toshiba which broadened our relationship with Toshiba. The new agreements consisted principally of:

.     a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products,

.     a cross-license agreement,

____ 33 ____

.     a development and license agreement,

.     agreements establishing the Venture relating to USB flash drives, and

.     a share purchase agreement for the investment in our Ordinary Shares by Toshiba.

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

We also entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives (the "Venture"). Both we and Toshiba have obligations each to conduct a portion of its USB flash drive business through the Venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business that we conduct through the Venture. In addition, we and Toshiba will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the Venture.  In 2005, we entered into additional agreements which reduced to writing the terms under which the companies have been engaging since the commencement of the Venture`s operation in November 2003.  The new agreements consisted principally of:

.     a NAND supply agreement, and

.     a product supply agreement for the supply of products.

Under the NAND supply agreement, Toshiba has committed to supply a specified portion of its NAND capacity to the Venture. The Venture is required to make rolling forecasts that are binding to varying extents and Toshiba has committed to supply the forecasted NAND requirements. The agreement is in effect for as long as the Venture between the companies is in place.

The product supply agreement sets out the terms under which both Toshiba and we purchase products from the Venture. Under the product supply agreement, the Venture is to sell products only to Toshiba and us pursuant to rolling forecasts which we and Toshiba are required to make and which are binding to varying extents.  The agreement is in effect for as long as the Venture between the companies is in place.

Under the share purchase agreement, Toshiba invested $ 4.0 million in our Company, acquiring 330,811 Ordinary Shares. In addition, Toshiba had the option until July 30, 2004 to increase its stake in our Company to up to 4.99% of the aggregate shares outstanding at the time of exercise. Toshiba did not exercise its option and it has expired. Under the share purchase agreement, if Toshiba's holdings of our Ordinary Shares exceed 7% of our outstanding shares, Toshiba has the right to request us to use our commercially reasonable efforts to have a representative of Toshiba nominated to our board of directors as a director or observer.

____ 34 ____

Samsung

On December 31, 2003, we entered into a Strategic Agreement with Samsung which broadened our relationship with Samsung. Under this agreement, Samsung agreed to provide us with a specified portion of its raw flash component manufacturing capacity available to third parties at more favorable pricing terms compared to our previous arrangement. The agreement is effective for a period of four years. As part of the agreement, we granted Samsung a license to all of our patents for any products produced by Samsung until the expiration of the last to expire licensed patent. We also agreed not to pursue any action for infringement of our patents against any customer of Samsung in connection with the manufacture of flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung. In exchange for the license, Samsung agreed to pay us a fixed stream of payments throughout the term of the agreement. Samsung currently markets and sells products that compete with our Mobile DiskOnChip and DiskOnKey products.

Sources of Supply

We purchase our supplies from various sources. All of our products are flash memory based and require flash memory components, which are currently supplied by Toshiba and Samsung, or with respect to some components, by only one of the two suppliers.  We have commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements. Our policy is to have more than one supplier for all of our parts wherever feasible. However, Toshiba is currently the sole manufacturer of most of our DiskOnChip products, including our Mobile DiskOnChip products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well.  We have also entered into development and supply agreements with Atmel under which, Atmel develops, manufactures, and supplies us with certain  ASIC components developed specifically for our DiskOnKey products, as well as a third party for other off-the-shelf ASIC components.

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

Seasonality

Sales of our DiskOnKey and Mobile DiskOnChip products may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. Although in the past we have not experienced seasonality in relation to these products, due to the significant initial growth of their respective markets, as the markets have matured, we have begun, and anticipate that we will continue, to experience seasonality, with stronger results in the fourth quarter for the DiskOnKey products and in the second half of the year for Mobile DiskOnChip products, in each case due to end-of-year holiday demand. Additionally, we anticipate that future sales of our new MegaSIM products will be subject to seasonal patterns similar to our Mobile DiskOnChip products.

____ 35 ____

Revenue Breakdown

Our revenues are derived mainly from the sales to the USB flash drive, multimedia mobile handset and embedded systems markets. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,
	2002	2003	2004
USB Flash Drives	41%	61%	66%
Multimedia Mobile Handset	6	13	20
Embedded Systems	49	24	13
Others	4	2	1
Total	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Country	2002	2003	2004
Israel	3%	2%	7%
United States	27	32	31
Europe	16	16	14
Taiwan	13	17	16
Japan	34	20	16
China	3	5	9
Far East (excluding Taiwan, Japan and China)	4	8	7
Total	100%	100%	100%

Recent Developments

Sandisk Collaboration

In August, 2004, we entered into agreements with SanDisk Corporation for the joint development, standardization and promotion of a next-generation USB flash drive platform. The agreements contain certain patent cross-license provisions in connection with the USB flash drive technology and an option to license certain other patents which are not covered by such cross-license. In connection with this collaboration, in December 2004, we and SanDisk formed U3 to develop a unified standard for the development of software applications for USB flash drives. U3 intends to provide software developers with software development tools to create applications that will be accessible from all USB flash drives designed based on the new standard.

Convertible Note Offering

In March, 2005 we completed an offering of $ 75 million aggregate principal amount of 1% Convertible Senior Notes due 2035. The Convertible Notes will be convertible into Ordinary Shares at an initial conversion price of approximately $ 28.46 per Ordinary Share. The Convertible Notes were offered only to qualified institutional buyers and non-U.S. persons. The issuer of the Convertible Notes was M-Systems Finance, a wholly owned subsidiary of M-Systems, whose obligations in respect of the Convertible Notes are unconditionally guaranteed by M-Systems.

Holders of the Convertible Notes will have the ability to require us to repurchase the Convertible Notes for cash on March 15, 2010 and at specified times thereafter, at a repurchase price equal to 100% of the unpaid principal amount of the Convertible Notes plus accrued and unpaid interest to, but excluding, the purchase date.

____ 36 ____

The Convertible Note Offering was made in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). However, we have agreed to register the Convertible Notes under the Securities Act and intend to file with the SEC a shelf registration statement covering the guarantee, the resales by holders of Convertible Notes and the ordinary shares issuable upon conversion of the Convertible Notes. If the registration statement is not filed or has not become effective within the time periods set forth in the Convertible Note Offering, M-Systems Finance will be required to pay additional cash amounts to holders of the Convertible Notes.

C.  STRUCTURE

The following table lists our subsidiaries, their country of organization and our ownership percentage in each.

Name	Country of Organization	Ownership
M-Systems, Inc.	U.S.	100%
M-Systems Finance Inc.	Cayman Islands	100%
M-Systems (Cayman) Limited.	Cayman Islands	100%
P.P.S. von Koppen Pensioen B.V.	Netherlands	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems China Shenzhen Ltd.	China	100%
M-Systems B.V.	The Netherlands	100%
TwinSys Ltd. *	Israel	50.10%
TwinSys Data Storage L.P. *	Israel	50.10%
U3 LLC	U.S.	50%

*	Established together with a partner as an Israeli corporation to serve as the General Partner of TwinSys Data Storage L.P., which is a limited partnership established by the Company and such partner

D.  PROPERTY, PLANTS AND EQUIPMENT

Our headquarters` executive offices, research, development and manufacturing facilities are currently located in a building of approximately 75,000 square feet at 7 Atir Yeda St., Kfar Saba 44425, Israel, which we own. We also own an adjacent vacant plot of 117,000 square feet on which, in December, 2004, we began construction of our second office facility. We own the building and the property free and clear of all encumbrances except for a mortgage taken out by the sellers from Bank Leumi. The outstanding balance of that mortgage on our building and property is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be released for the purpose of paying off the mortgage and removing the lien. In addition, we lease office space of approximately 5,500 square feet for a research and development facility in Omer, Israel, approximately 24,000 square feet for additional offices in Raanana, Israel and approximately 10,000 square feet for additional offices adjacent to our headquarters in Kfar Saba.

We also lease office space for our sales offices in Sunnyvale, California; Raleigh, North Carolina; Saddle Brook, New Jersey; Tokyo, Japan, Taipei, Taiwan, Beijing, China and Shenzhen, China., Seoul, Korea  The leases for these sales offices are not material to our operations.

____ 37 ____

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS -

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTHUNDER THE CAPTION "RISK FACTORS"AND ELSEWHERE IN THIS REPORT.

A.  OPERATING RESULTS

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip products. We also sell flash data storage products targeted at the embedded systems market, including our DiskOnChip and FFD products.

Below are some of the highlights and trends affecting our business since the beginning of 2004:

Revenue Growth - Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In 2003, our revenues grew by 101% in comparison to 2002, and our revenues in 2004 grew by 167% in comparison to 2003. In particular, our sales to the USB flash drive market grew by 188%, from $ 79.4 million in 2003 to $ 228.2 million in 2004, and our sales to the mobile multimedia handset market grew by 302%, from $ 17.4 million in 2003 to $ 69.8 million in 2004. We expect our revenues to continue to grow in 2005, though at a significantly slower rate.

Revenue growth in 2004 was attributable in large part to significant growth in unit sales of both our DiskOnKey and Mobile DiskOnChip products, as both the USB flash drive and multimedia mobile handset markets experienced strong end-user demand. While the average selling prices per megabyte for our products have declined in recent years, the average selling price per unit for our DiskOnKey and Mobile DiskOnChip products remained relatively stable, as a result of consumers purchasing products with higher capacity storage due to declining prices.

Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from approximately 330 employees at January 1, 2003 to approximately 513 employees at December 31, 2004. We cannot assure you that our logistical infrastructure, systems, procedures and controls will be adequate to support our anticipated growth.

Seasonality - In 2004, we experienced stronger demand for our Mobile DiskOnChip products in the second half of the fiscal year, and for our DiskOnKey product in the fourth quarter, in each case due to end-of-year holiday demand. We expect, however, that demand in the first half of 2005 will be weaker, due in part to the strong sales during the 2004 holiday season, which would adversely affect our product sales and profitability in the first half of 2005. We anticipate that we will experience seasonal declines in our sales in the first half of future fiscal years when compared to the fourth quarter of the preceding year.

Non-product Revenues - In 2004, we experienced strong growth in our revenues from non-product sales - specifically our revenues generated from license fees and royalties received under license agreements with third parties and our share in the profit of the Venture which grew from $ 6.3 million to $ 36.9 million, an increase of 486%. The increase in non-product sales was primarily attributable to our share in the profit of the Venture, which began to operate at the end of 2003, but did not generate meaningful revenues until the beginning of 2004. We expect non-product revenues to continue to represent an important source of our revenues and income.

____ 38 ____

In the USB flash drive market, we and Toshiba entered into the Venture (as further described under Item 4.B above "Business Overview" in the paragraph titled "Toshiba") designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales  of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. Concurrently with establishing the Venture, we entered into a patent cross-license agreement with Toshiba, under which each party granted the other party a license to patents. The license by us to Toshiba includes our patents related to USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the Venture, by purchasing USB flash drives from the Venture. The Venture sources the flash components used to manufacture USB flash drives from Toshiba and the controllers from us or third parties. Under our agreements, Toshiba has committed to provide the Venture, for use by both companies for their USB flash drive business, with a specified portion of its flash component manufacturing capacity.

In accordance with U.S. GAAP, we do not consolidate the results of the Venture in our financial statements; rather, our investment in the Venture is accounted in accordance with the equity method. As a result, we recognize our approximately 50% share of the profit earned by the Venture as equity in the earnings of an affiliate. This equity in the earnings of an affiliate is reflected in two ways in our financial statements:

.     Our share in the profit of the Venture attributable to sales by the Venture to us effectively represents a reduction in the cost of the products that we purchase from the Venture, and is therefore recorded as a reduction of our cost of goods sold for these products.

.     The remainder of our share in the profit of the Venture is recognized as other (i.e., non-product) revenues. Because these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to fluctuations in our product revenues.

Commencing with our 2004 results, we adopted a new presentation method for our consolidated statement of operations to better reflect our business due to the fact that a growing portion of our revenues are generated from sources other than product sales, specifically a portion of our share in the profit of the Venture as well as license fees and royalties from licensing our intellectual property rights to third parties, both of which have no associated cost of goods sold. As a result, our historical presentation in our statement of operations of gross profit, derived by subtracting cost of goods sold from revenues, is no longer a meaningful measure of our business. Under the new presentation method, we group cost of goods sold with our operating expenses and have eliminated the presentation of gross profit from our statement of operations.

MegaSIM Product - In October 2004, we announced plans to introduce our MegaSIM card module, a high capacity data storage solution designed for universal subscriber identification modules, or SIM cards, that are used in all mobile handsets for GSM and WCDMA cellular networks. Our MegaSIM module is designed to enable the integration in a SIM card of secure, high capacity flash-based storage, with densities ranging between 16 to 256 megabytes. MegaSIM is designed to combine the functionality of a standard SIM card with high capacity memory. We currently anticipate commercial availability of our initial MegaSIM module in the second half of 2005. We cannot assure you that we will meet our product introduction schedule for MegaSIM, or that our MegaSIM module will be commercially successful when introduced.

SanDisk Collaboration - In August 2004, we entered into agreements with SanDisk for the joint development, standardization and promotion of a next-generation USB flash drive platform. The agreements contain certain patent cross-license provisions in connection with the USB flash drive technology and an option to license certain other patents which are not covered by such cross-license. In connection with this collaboration, in December 2004, we and SanDisk formed U3 LLC to develop a unified standard for the development of software applications for USB flash drives. U3 intends to provide software developers with software development tools to create applications that will be accessible from all USB flash drives designed based on the new standard. We cannot assure you that software developers will be interested in creating these applications or that, to the extent applications are developed based on the platform, that these applications will be commercially successful.

____ 39 ____

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues. - We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our DiskOnKey, Mobile DiskOnChip, DiskOnChip and FFD products, from income derived from our share in the profit of the Venture (other than our share in the profit derived from sales by the Venture to us, which are instead reflected as a reduction from cost of goods sold) and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our DiskOnKey product, the multimedia mobile handset market, into which we sell our Mobile DiskOnChip products, and the embedded systems market, into which we sell our DiskOnChip and FFD products. For the year ended December 31, 2004, we derived approximately 66% of our revenues from the USB flash drive market, approximately 20% of our revenues from the multimedia mobile handset market and approximately 13% of our revenues from the embedded systems market.

Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties.

Revenues derived from our share in the profit of the Venture and from license fees and royalties from licensing our technology to third parties accounted for approximately 11% of our revenues in 2004. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2003 and 2004, our top 10 customers accounted for 55% and 59% of our revenues, respectively. In 2004, two customers separately accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

In 2004, Asia accounted for 48% of our revenues, the United States accounted for 31% of our revenues, Europe accounted for 14% of our revenues and Israel (including profit from the Venture) accounted for 7% of our revenues. We expect to continue to generate a significant portion of our revenues from Asia, in part due to the fact that many of our Mobile DiskOnChip customers are handset manufacturers located in Asia, as well as from the United States, the largest market for our DiskOnKey products.

Cost of Goods Sold. - Our cost of goods sold consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of goods sold. As described above, our share in the profit of the Venture attributable to sales of products by the Venture to us effectively represents a reduction in the cost of the products we purchase from the Venture, and is therefore recorded as a reduction of our cost of goods sold for the corresponding products.

Our cost of goods sold as a percentage of revenues is impacted by a number of factors, including the following factors:

.     Cost of flash components.   In the event that our cost for flash components increases, we may be unable to pass these cost increases on to our customers, and consequently our cost of goods sold as a percentage of revenues could rise and our profitability could be adversely affected. Conversely, if the market price for flash components decreases, we may be required to write down the value of our existing inventory, thereby increasing our cost of goods sold.

.     Access to lower cost flash components.   We strive to have the technological ability and commercial access to use in our products lower cost flash components based on more advanced technology, such as multi-level cell (MLC) flash technology. The higher the portion that such  lower cost flash components represent of our total flash components usage, the lower our cost of goods sold as a percentage of revenues.

____ 40 ____

.     Efficient inventory management.   The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and Mobile DiskOnChip at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with excess inventory, we might be required to write down the value of the inventory as flash component prices drop, causing our cost of goods sold as a percentage of revenues to increase.

.     Product pricing environment.   Our DiskOnKey and Mobile DiskOnChip products are designed for consumer electronics applications. The consumer market is intensely competitive and is price-sensitive. Softening demand for our products targeted at these markets or aggressive pricing strategies of our competitors may cause market prices to decrease. To the extent that market prices in these consumer electronics markets decrease rapidly, we may be forced to lower our selling prices at a faster rate than the decrease in the cost of flash components that we purchase, which could cause our cost of goods sold as a percentage of revenues to rise and our profitability to be adversely affected.

.     Product mix.   Each of our products has different associated gross margins, which varies quarterly based on market dynamics, competition, our average selling prices and our cost of materials. Our product mix varies quarterly, which affects our overall gross margins and profitability. Therefore when the percentage of our revenues derived from lower margin products increases in any given period, our cost of goods sold as a percentage of revenues will increase for that period. Currently, sales of our DiskOnKey product to the USB flash drive market carry lower gross margins than our other products. Consequently, an increase in the percentage of revenues from sales of DiskOnKey could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

.     Percentage of revenues derived from license fees and royalties and from our share in the profit of the Venture.   Given that revenues both from licensing our technology and from our share in the profit of the Venture have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties and to the profits from the Venture than to changes in product sales. A decline in the percentage of revenues generated from licenses and the Venture during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

We currently expect our cost of goods sold as a percentage of revenues to show a modest decrease in 2005 relative to 2004, based on our expectations of the overall impact of the various factors described above. However, we cannot assure you that these factors will indeed contribute as expected to our cost of goods sold. To the extent any factor described above or any other factor has a different effect than we currently anticipate, our cost of goods sold as a percentage of revenues could increase and our operating margins could be adversely affected.

Research and Development Expenses, Net. - Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, and the Information Society Technology Fund, or IST. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2004, as a result of the growth in our revenues and the expected growth potential for both our existing products and products and technologies in development, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and  product lines to address existing and potential markets, including our new MegaSIM module targeted at the multimedia mobile handset market.

Selling and Marketing Expenses. - Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale and marketing of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2004, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities and invested in broadening our sales channels to target additional geographic and end markets. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

____ 41 ____

General and Administrative Expenses. - General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net. - Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the translation of monetary balance sheet items denominated in non-dollar currencies.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year ended December 31,
	2002	2003	2004
Revenues:
Product sales..........................................................................	97.6%	95.2%	89.4%
Other......................................................................................	2.4%	4.8%	10.6%
Total revenues............................................................................	100.0%	100.0%	100.0%
Costs and expenses:
Cost of goods sold.................................................................	68.5%	71.6%	76.2%
Research and development, net..............................................	18.5%	11.4%	7.1%
Selling and marketing............................................................	19.3%	14.9%	8.9%
General and administrative....................................................	6.2%	3.7%	2.0%
Total costs and expenses.............................................................	112.5%	101.6%	94.2%
Operating income (loss)..............................................................	(12.5%)	(1.6%)	5.8%
Financial income, net..................................................................	4.0%	2.1%	1.1%
Other income, net .......................................................................	0.0%	0.1%	0.1%
Income (loss) before minority interest in losses of a subsidiary	(8.5%)	0.6%	7.0%
Minority interest in losses of a subsidiary..................................	0.0%	0.1%	0.0%
Net income (loss).......................................................................	(8.5%)	0.7%	7.0%

The following table sets forth, for the periods indicated, our revenues by source and by end markets (in thousands):

	Year ended December 31,
	2002	2003	2004
Revenues:
Product sales......................................................................	$ 63,256	$ 123,801	$ 310,698
Other..................................................................................	1,561	6,253	36,853
Total........................................................................................	$ 64,817	$ 130,054	$ 347,551
Revenues:
USB flash drive market.....................................................	$ 26,810	$ 79,358	$ 228,218
Multimedia mobile handset market...................................	3,613	17,356	69,772
Embedded systems market................................................	31,679	30,727	46,698
Other..................................................................................	2,715	2,613	2,863
Total........................................................................................	$ 64,817	$ 130,054	$ 347,551

____ 42 ____

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. - Revenues for the year ended December 31, 2004 increased by $ 217.5 million, or 167%, to $ 347.6 million from $ 130.1 million for the year ended December 31, 2003. Revenues derived from the USB flash drive market increased by $ 148.9 million, or 188%, to $ 228.2 million, revenues derived from the multimedia mobile handset market increased by $ 52.4 million, or 302%, to $ 69.8 million, and revenues derived from the embedded systems market increased by $ 16.0 million, or 52%, to $ 46.7 million. We expect our revenues to continue to grow in 2005, though at a significantly slower rate.

Total product sales increased by $ 186.9 million, or 151%, to $ 310.7 million and other revenues, consisting of our share in the profit of the Venture and license fees and royalties from the licensing of our technology, increased by $ 30.6 million, or 489%, to $ 36.9 million. The increase in revenues from product sales was attributable primarily to increased sales of our DiskOnKey and Mobile DiskOnChip products. Other (non-product) revenues increased due to an increase in our share in the profit of the Venture, from which we began to generate revenues only at the beginning of 2004, as well as to increased license fees and royalties from the licensing of our technology in 2004 as compared to 2003.

Cost of Goods Sold. - Our cost of goods sold for the year ended December 31, 2004 increased by $ 171.7 million to $ 264.8 million, an increase of 184% from cost of goods sold of $ 93.1 million for the year ended December 31, 2003. Our cost of goods sold as a percentage of total revenues increased from 71.6% for the year ended December 31, 2003 to 76.2% for the year ended December 31, 2004, primarily due to competitive pricing pressures. This increase was partially offset by the decrease of cost of certain products purchased from the Venture (since we deduct from the cost of such products our share in the profit generated by the Venture from the sale of those products)and an increase in our non product sales for which no cost of goods sold exists.

Research and Development Expenses, Net. - Our gross research and development expenses for the year ended December 31, 2004 increased by $ 9.7 million to $ 25.1 million, an increase of 63.0% from gross research and development expenses of $ 15.4 million for the year ended December 31, 2003. Our net research and development expenses for the year ended December 31, 2004 increased by $ 10.1 million to $ 24.8 million, an increase of 68.7% from net research and development expenses of $ 14.7 million for the year ended December 31, 2003. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses decreased to 7.1% for the year ended December 31, 2004 from 11.3% for the year ended December 31, 2003. During the year ended December 31, 2004, we recognized $ 111,000 and $ 128,000 of research and development grants from IST and OCS, respectively, compared to $ 84,000, $ 414,000 and $ 177,000 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2003.

Selling and Marketing Expenses. - Selling and marketing expenses for the year ended December 31, 2004 increased by $ 11.7 million, or 60%, to $ 31.1 million from $ 19.4 million for the year ended December 31, 2003, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities, including our recently announced MegaSIM module card. As a percentage of revenues, our selling and marketing expenses decreased to 8.9% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

General and Administrative Expenses. - General and administrative expenses for the year ended December 31, 2004 increased by $ 1.9 million, or 39.6%, to $ 6.8 million from $ 4.9 million for the year ended December 31, 2003. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses decreased to 1.9% for the year ended December 31, 2004 from 3.7% for the year ended December 31, 2003.

Financial Income, Net. - Financial income, net for the year ended December 31, 2004 increased by $ 1.2 million to $ 3.9 million from $ 2.7 million for the year ended December 31, 2003, due primarily to our increased cash balance in 2004 resulting from our secondary equity offering in February 2004.

____ 43 ____

Income Taxes. - Due to our carryforward of net operating losses as well as various programs established by the Israeli government to encourage investment in Israel, under which we enjoy tax holidays and reduced tax rates in Israel, we did not incur any income tax expenses in 2003 and 2004 on a consolidated basis. We expect that we will incur little to no income taxes on a consolidated basis during 2005.

Net Income (Loss). - For the year ended December 31, 2004, we recognized net income of $ 24.2 million compared to net income of $ 0.9 million for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. - Revenues for the year ended December 31, 2003 increased by $ 65.2 million, or 101%, to $ 130.1 million from $ 64.8 million for the year ended December 31, 2002. Revenues derived from the USB flash drive market increased by $ 52.5 million, or 196%, to $ 79.4 million, revenues derived from the multimedia mobile handset market increased by $ 13.7 million, or 380%, to $ 17.4 million and revenues derived from the embedded systems market decreased by $ 1.0 million, or 3%, to $ 30.7 million. Total product sales increased by $ 60.5 million, or 96%, to $ 123.8 million and other revenues, consisting of license fees and royalties, increased by $ 4.7 million, or 301%, to $ 6.3 million.

Cost of Goods Sold. - Our cost of goods sold for the year ended December 31, 2003 increased by $ 48.7 million to $ 93.1 million, an increase of 110% from cost of goods sold of $ 44.4 million for the year ended December 31, 2002. Our costs of goods sold as a percentage of total revenues increased from 68.5% for the year ended December 31, 2002 to 71.6% for the year ended December 31, 2003, due to an increase in the price of flash components as a result of a shortage in the supply of flash memory components and due to pricing pressures resulting from increasing competition. This increase was partially offset by an increase in our revenues from license fees and royalties for which no related costs of goods sold exists.

Research and Development Expenses, Net. - Our gross research and development expenses for the year ended December 31, 2003 increased by $ 3.2 million to $ 15.4 million, an increase of 25.6% from gross research and development expenses of $ 12.2 million for the year ended December 31, 2002. Our net research and development expenses for the year ended December 31, 2003 increased by $ 2.7 million to $ 14.7 million, an increase of 22.9% from net research and development expenses of $ 12.0 million for the year ended December 31, 2002. The increase in our gross research and development expenses is attributable to our decision to increase our investments in the development of new products. As a percentage of revenues, our net research and development expenses decreased to 11.3% for the year ended December 31, 2003 from 18.5% for the year ended December 31, 2002. During the year ended December 31, 2003, we recognized $ 84,000, $ 414,000, and $ 177,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $ 63,000 and $ 212,000 of research and development grants we recognized from SIIRD and IST, respectively, during the year ended December 31, 2002.

Selling and Marketing Expenses. - Selling and marketing expenses for the year ended December 31, 2003 increased by $ 6.9 million, or 55%, to $ 19.4 million from $ 12.5 million for the year ended December 31, 2002, due to increased expenditures on broadening our sales channels, increased sales and marketing personnel and increased marketing activity for existing and new opportunities. As a percentage of revenues, our selling and marketing expenses decreased to 14.9% for the year ended December 31, 2003 from 19.4% for the year ended December 31, 2002.

General and Administrative Expenses. - General and administrative expenses for the year ended December 31, 2003 increased by $ 0.9 million, or 21%, to $ 4.9 million from $ 4.0 million for the year ended December 31, 2002. This increase is attributable mainly to expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to 3.7% for the year ended December 31, 2003 from 6.2% for the year ended December 31, 2002.

Financial Income, Net. - Financial income, net for the year ended December 31, 2003 increased slightly by $ 0.1 million to $ 2.7 million from $ 2.6 million for the year ended December 31, 2002.

Minority Interest in Losses of Subsidiary. - In 2003, we established a subsidiary, SmartCaps Ltd., to create applications for our DiskOnKey. The OCS invested in SmartCaps, and held a minority interest in the subsidiary's equity. During 2003, we reported minority interest in the losses of SmartCaps of $ 117,000. In 2004, SmartCaps ceased operations.

____ 44 ____

Net Income (Loss). - For the year ended December 31, 2003, we recognized net income of $ 0.9 million compared to a net loss of $ 5.5 million for the year ended December 31, 2002.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition - We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell our products to the end customers, or the right expires. In addition, when introducing a new product, we defer revenues generated by sales of such products until such time as we estimate the acceptance of the product by the end customer to be reasonably certain, since at the time of sale we do not have sufficient experience to estimate the amount of returns for such products.

Deferred revenues consist of amounts received from customers for which revenues have not been recognized.

Cost of finished goods relating to unrecognized products sales are presented as inventory until such time that the sales are recognized.

Equity in earnings of the Venture, less the portion recognized as a reduction in cost of goods sold, are presented in the statement of operations as other revenues.

We receive royalties from licensing the right to use our technology to third parties. The timing of revenue recognition is dependent on the terms of each contract and on the timing of sales by the  licensees. We recognize royalty revenues when final reports of the licensee's sales covered by the license agreement are received from the licensees.  Revenues from the grant of perpetual licenses for certain patents in consideration for fixed periodic payments are recognized when the related payments become due.

Inventory Valuation - Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components.

____ 45 ____

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

Investment in the Venture - The investment in the Venture is accounted for under the equity method. Equity in the earnings of the Venture attributable to sales between the Venture and us, but not realized through sales by us to third parties, is eliminated.

We record our equity in the earnings of the Venture attributable to sales made by the Venture to us as a reduction in our cost of goods sold, as it represents inter-company profits and a reduction to the cost of the products sold by the Venture to us. Equity in the earnings of the Venture less the portion recognized as a reduction of cost of goods sold are presented in our consolidated statement of operations as other revenues.

Management evaluates the investment in the Venture for evidence of an other-than-temporary decline in value. When relevant factors indicate a decline in value that is other than temporary, we will record a provision for the decline in value. As of December 31, 2004, no such decline in value has been indicated.

Investments in Other Companies - Investments in other companies are stated at cost, since we do not have the ability to exercise significant influence over the operating and financial policies of those companies.

Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline which results in a capital loss. Depending on the amount of any such decline, a capital loss may have a material adverse impact on our financial condition or results of operations. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As of December 31, 2004, no such decline in value has been indicated.

Lease commitments

Our facilities in Omer and Raanana, Israel, our subsidiaries' facilities and our vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2007.

Future minimum lease commitments under non-cancelable operating leases are as follows (in millions of dollars):

	Year ended December 31,
	2005	2006	2007
Facilities....................	$ 0.7	$ 0.5	$ 0.2
Vehicles....................	1.9	1.5	0.7
Total.........................	$ 2.6	$ 2.0	$ 0.9

Facilities lease expenses for the years ended December 31, 2003 and 2004, were approximately $ 0.4 million and $ 0.7 million, respectively. Vehicle lease expenses for the years ended December 31, 2003 and 2004 were approximately $ 1.2 million and $ 1.5 million, respectively.

Royalty Commitments

Under our research and development agreements with the OCS and SIIRD, we are required to pay royalties at the rate of 1.5% to 5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and 100% of the SIIRD research and development grants (dollar-linked) related to such projects. As of December 31, 2004, we had outstanding contingent obligations to pay royalties of $ 0.7 million in respect of these various grants.

____ 46 ____

Taxation

The general Israeli corporate tax rate was reduced in July 2004 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower than those rates. Most of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. The primary tax benefits resulting from such status are described below.

During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We have an agreement with the Israeli tax authorities and the investment center as to the percentage of our revenues which are deemed attributable to the facility in Omer.

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

We manufacture part of our products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which we are entitled. We are currently negotiating this matter with  the Israeli tax authorities and the investment center. We do not believe that the outcome of these negotiations, even if adverse, will have a material impact on us in 2005.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli consumer price index (``CPI``), with interest.

For the years ended December 31, 2002 and 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods. Although we had gains in 2004, we did not provide for taxes on income because of our net operating losses.

We and our Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2004, in the amount of approximately $ 30.0 million. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. We expect that until these tax losses are utilized in full, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

As of December 31, 2004, we had U.S. federal net operating loss carryforwards of approximately $ 11.0 million that can be carried forward and offset against taxable income. These loss carryforwards expire during the years 2009 to 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

____ 47 ____

As of December 31, 2004, M-Systems Taiwan and M-Systems Japan had net operating loss carryforwards of approximately $ 2.5 million and $ 1.5 million, respectively, which can be carried forward and offset against taxable income during the years 2005 to 2007.

Inflation

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the United States and our other markets has not had a material effect on our results of operations.

B.     LIQUIDITY AND CAPITAL RESOURCES

Through December 31, 2004, we have funded our operations primarily through the sales of our Ordinary Shares, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. Since then, we have raised $ 328.95 million in the aggregate through public offerings and private placements of our ordinary shares, including a secondary offering of our ordinary shares in February 2004 which raised net proceeds of approximately $ 95.4 million and a convertible note offering in March 2005 which provided net proceeds of approximately $ 72.75 million.

As of December 31, 2004, our cash, cash equivalents, bank deposits and marketable securities were $ 174.7 million ($ 26.0 million of this amount being comprised of long-term marketable securities). In addition, we recently completed the Convertible Note Offering which provided net proceeds to us of approximately $ 72.75 million (as further described under Item 4.B above "Business Overview" in the paragraph titled "Recent Developments" under the heading "Convertible Note Offering"). We believe that our cash, cash equivalents, bank deposits and marketable securities will be sufficient to fund our anticipated working capital needs and planned capital expenditures for the next twelve months.

We had no indebtedness as of December 31, 2004, and other than the indebtedness we assumed under the Convertible Note Offering, we had no indebtedness as of April 30, 2005.

Net cash used in operating activities for the year ended December 31, 2004 was $ 4.2 million, as compared to $ 22.0 million for the year ended December 31, 2003. The decrease in cash used in operating activities in 2004 as compared to 2003 was primarily attributable to our achieving net income of $ 24.2 million in 2004, which was offset by an increase in trade receivables and inventories, the increase in undistributed equity in earnings of the Venture and a decrease in deferred revenues.

Our trade receivables increased to $ 41.5 million at December 31, 2003 from $ 19.7 million at December 31, 2002. This increase reflects our increased sales in 2004. We expect trade receivables to continue to increase as our sales grow.

Our inventories increased from $ 45.9 million at December 31, 2003 to $ 56.2 million at December 31, 2004, in order to meet increasing market demand. Our inventory of finished goods increased from $ 33.1 million at December 31, 2003 to $ 38.1 million at December 31, 2004. However, the portion of our finished goods inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers collectively decreased from $ 27.8 million to $ 22.6 million over this same period. See also "-Critical Accounting Policies and Estimates-Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

Net cash used in investing activities for the year ended December 31, 2004 was $ 72.7 million, as compared to net cash provided by investing activities of $ 6.0 million for the year ended December 31, 2003. This increase in net cash used in investing activities was primarily attributable to our investment in marketable securities of the proceeds of our secondary equity offering in February 2004. Similarly, net cash provided by financing activities increased to $ 101.8 million in 2004, primarily due to the secondary equity offering.

____ 48 ____

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures as well as for potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. Notwithstanding, we currently intend to use the net proceeds from the sale of the Convertible Notes for general corporate purposes outside of Israel. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

For the year ended December 31, 2004, the aggregate amount of our capital expenditures was $ 5.4 million. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

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

Our gross research and development expenses during 2002, 2003 and 2004 were $ 12.2 million, $ 15.4 million and $ 25.1 million, respectively. A small portion of our revenues during those years was funded through grants from OCS, SIIRD and IST, as discussed below.

Research and Development Grants

We participate in programs offered by the OCS, SIIRD and IST that support research and development activities. We received or accrued participation from OCS, SIIRD and IST of $ 128,000, $ 0 and $ 111,000, respectively, in 2004, $ 177,000, $ 84,000 and $ 414,000, respectively, in 2003, and $ 0, $ 63,000 and $ 212,000 respectively in 2002. Our OCS grants related to the development of a compact IDE interface flash disk, our SIIRD grants related to the development of LPC flash disk and our IST grants related to the development of secure mobile payment on chip (SM-PAYSOC).

D.  TREND INFORMATION

Please see the discussion of significant recent trends in our business, including trends in our revenues, cost of goods sold, research and development expenses, net, selling and marketing expenses and net income (loss), in "Item 5A: Operating Results - Overview.".

E  OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance sheet arrangements.

____ 49 ____

F  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by Period (US$ in thousands)
Contractual Obligations as of December 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$ 5,387	$ 2,576	$ 2,811	$ ---	$ ---
Purchase obligations(2)	95,807	95,807	---	---	---
Accrued severance pay	4,263	---	---	---	4,263
Total	$ 105,457	$ 98,383	$ 2,811	$ ---	$ 4,263

(1)	Includes leases for facilities and vehicle leases for Israeli employees
(2)	Covers material goods and services under issued purchase orders and further includes material purchase commitments under applicable binding forecasts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of May 10, 2005:

Name	Age	Position
Dov Moran	49	President, CEO and Chairman of the Board of Directors
Aryeh Mergi	43	Executive Vice President of Business Development; Director
Ronit Maor	34	CFO and Corporate Secretary
Dana Gross	38	Chief Marketing Officer; Director
Itsik Onfus	43	Director
Yair Shoham	51	Director
Dr. Hans Wagner	75	Director
Yossi Ben Shalom	49	Director
Zehava Simon	46	Director

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

Aryeh Mergi . Mr. Mergi is a founder of M-Systems and has been a director of M-Systems since 1989 and a director of MSU since 1992. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi also serves of the board of directors of WideMed Ltd., of which he is a founder, since May 2000, and of Kidin, a company founded by his wife, since 1999. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

____ 50 ____

Ronit Maor. Ms. Maor has been Chief Financial Officer since May 1997. Ms. Maor joined us as Planning and Control Manager in March 1996 and was promoted to Vice President of Planning and Control in February 1997. Prior thereto, Ms. Maor was a project manager at Tefen, an industrial engineering consulting company. She received her B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1995.

Dana Gross. Ms. Gross, a director of the Company since September 2000, joined the Company in July 1992 as Vice President of Operations and has served in various management positions, including, among others, as Chief Financial Officer and President of MSU.  Currently, she serves as the Company`s Chief Marketing Officer since July, 2002. Ms. Gross also serves on the board of directors of AudioCodes Ltd. (Nasdaq: AUDC), since June, 2000, and of PowerDsine Ltd. (Nasdaq: PDSN), since September, 2004. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Itsik Onfus . - Mr. Onfus has served as a director of M-Systems since August, 2003. Since the consolidation of all SAP entities in Israel in the beginning of 2005, Mr. Onfus serves as the Vice President Finance of the consolidated corporation - SAP Labs Israel. From July, 2002, Mr. Onfus served as the Director of Finance at Sap Portals Israel Ltd. From 1995 to 2002, Mr. Onfus served as the Chief Financial Officer of a number of start-up companies in their incubation stage, including, among others, VDOnet Corporation Ltd., TI ISRAEL (formerly Butterfly V.L.S.I Ltd.), CallManage Inc., Voquette, RFWaves Ltd., Envara Ltd. and IXI Mobile. From 1990 to 1995, Mr. Onfus filled the positions of Controller, Corporate Controller and, prior to its purchase by Elbit, Chief Financial Officer of Fibronics Ltd., prior to which, from 1986 to 1990, Mr. Onfus worked as a CPA for the accounting firm of Goren, Ben Yaakov. During his studies, Mr. Onfus worked both as an assistant professor in the Economics department of the Hebrew University, Jerusalem, and as a research assistant, in the Research Department of the Bank of Israel. Mr. Onfus received his B.A. degree in Economics and Accounting from the Hebrew University, Jerusalem in 1990. Mr. Onfus qualifies as an independent director under applicable Nasdaq rules and was elected to the Board of Directors as an External Director under the applicable provisions of the Companies Law.

Yair Shoham. Mr. Shoham has served as a director of M-Systems since 1996. Since June 1999, Mr. Shoham has been general partner with Genesis Partners, a large Israel-based venture capital fund. From 1997 to 1999, Mr. Shoham was the Vice President for Business Development of Butterfly VLSI Ltd., and from January 1996 to December 1996 he was the Vice President for Business Development of VDOnet Corporation Ltd. From January 1994 to December 1995, Mr. Shoham was a partner at the law firm of Goldfarb, Levy, Eran & Co., Tel-Aviv, Israel. Mr. Shoham received his B.A. degree from Haifa University in Israel in 1982 and a J.D. degree from Loyola University of Chicago School of Law in 1985. Mr. Shoham qualifies as an independent director under applicable Nasdaq rules and was elected to the Board of Directors as an External Director under the applicable provisions of the Companies Law.

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

Yossi Ben Shalom. Mr. Ben Shalom has served as a director of the Company since January, 2003. Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. Before establishing DBSI Investments, Mr. Ben-Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR: Nasdaq) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom is serving as an active chairman in Nexus Telocation (Nasdaq: NXUSF.OB)  and in Cimatron (Nasdaq :CIMT). Mr. Ben Shalom holds a BA in Economics and an MA in Business Management from Tel Aviv University. Mr. Ben Shalom qualifies as an independent director under applicable Nasdaq rules.

____ 51 ____

Zehava Simon. Ms. Simon joined our Board in May 2005. Since 2002, Ms. Simon has served as Chief Executive Officer of BMC Software Israel, Ltd. after having served in various positions at BMC from 2000 to 2002. Prior to her joining BMC, Ms. Simon served as CFO & Operations manager for Intel`s Israeli subsidiaries. Ms. Simon received her B.A degree from the Hebrew University, Jerusalem in 1981, an M.Sc. in Business Management degree from the joint program of Boston University/Ben Gurion University in 1991 and an LLB from the Interdisciplinary Center, Herzliya in 2003. Ms. Simon qualifies as an independent director under applicable Nasdaq rules.

B.  COMPENSATION

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31, 2004 (9 persons of which 1 no longer serves in such capacity) was approximately $ 553,000, which includes approximately $ 28,000 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The Company does not pay directors` fees to its directors.

During fiscal 2004, all persons who served in the capacity of director and executive officer for the year ended December 31, 2004 (9 persons of which 1 no longer serves in such capacity), were granted options to purchase a total of 335,000 Ordinary Shares at an average price of $ 15.32 per share, with vesting terms of 2-4 years. All options were granted pursuant to our then current share option and incentive plans (see in Item 6.E below the paragraph titled "Share Option Plans and recent changes in Israeli law").

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

____ 52 ____

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

Under recent amendments to the Companies Law, at least one of the external directors serving on a company`s board of directors is required to have "financial expertise" and the other external director or directors are required to have "professional expertise."  The definition of each of these terms is to be determined under relevant regulations, which have not yet been published.

____ 53 ____

Independent Directors

Our Ordinary Shares are listed for quotation on The Nasdaq National Market and thus we are subject to the rules of The Nasdaq National Market applicable to quoted companies as well as to the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. Under the rules, we are required to appoint a minimum of three (3) Independent Directors. The independence standard under the rules excludes any person who is a current employee of the Company or who has been an employee of the Company for a certain period of time as well as the immediate family members of an executive officer of the Company. Messrs. Onfus, Shoham, Ben-Shalom and Dr. Wagner serve as Independent Directors and meet the independence standard of the above rules.

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

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.

Our audit committee currently consists of Yossi Ben Shalom, Itsik Onfus and Yair Shoham.

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

____ 54 ____

D.  EMPLOYEES

As of December 31, 2002, 2003 and 2004, we had 288, 362 and 513 employees, respectively, of which for 2004, such number includes 76 employees in administration and finance, 158 in sales and marketing, 190 in research and development and 89 in operations. Of these 513 employees, 403 were based in Israel, 44 in the United States and 66 in other countries.

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

E.  SHARE OWNERSHIP

As of April 30, 2005, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 3,746,745, and includes options to purchase up to 365,125 Ordinary Shares which are exercisable or will become exercisable within 60 days of April 30, 2005. The weighted average exercise price of these options was $ 6.00 per share.

Other than those individual directors and executive officers listed in the table below, all of our directors and executive officers listed in Item 6.B above beneficially own less than one percent of our Ordinary Shares as of April 30, 2005.

	Ordinary Shares beneficially owned
Name	Number	Percent
Dov Moran	2,263,542	6.29%
Aryeh Mergi	665,878	1.85%
Hans Wagner	613,700	1.70%

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

____ 55 ____

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

The New 2003 Plan

Under the New 2003 Plan, the Company has reserved eight million (8,000,000) Ordinary Shares for the granting of awards to the employees, officers, directors, service providers and consultants of the Company and of any subsidiary of the Company. Of this amount, five million Ordinary Shares were reserved for issuance with the adoption of the New 2003 Plan by the shareholders of the Company on the December 17, 2003 Annual General Meeting of Shareholders and the number of Ordinary Shares reserved for issuance was increased by an additional 3,000,000 Ordinary Shares following approval by the shareholders of the Company on November 11, 2004. The New 2003 Plan is intended to enable the Company to issue awards under varying tax regimes, including without limitation (i) pursuant and subject to the provisions of the Tax Ordinance; (ii) incentive stock options within the meaning of Section 422 of the Code; (iii) nonqualified stock options; (iv) shares of restricted stock; and (v) other share-based awards. Apart from issuance under the relevant tax regimes in the State of Israel and the United States of America, the New 2003 Plan contemplates issuances of awards in other jurisdictions, with respect to which the Board of Directors is empowered to make the requisite adjustments in the New 2003 Plan and set forth the relevant conditions in the Company`s agreement with the grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

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

____ 56 ____

Aggregate Amounts of Outstanding Options

As of April 30, 2005, under the Old Plans and the New 2003 Plan we had, in the aggregate, outstanding options for 6,162,445 Ordinary Shares at an average exercise price of $ 12.25 per Ordinary Share, and with expiration dates ranging from August, 2003 to March, 2014.

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

____ 57 ____

ITEM 7.   MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth the number of Ordinary Shares owned beneficially by all shareholders known to us to own beneficially more than 5% of the outstanding Ordinary Shares on April 30, 2005.

	Ordinary Shares beneficially owned
Name	Number	Percent
Dov Moran	2,263,542	6.29%
RS Investment Management Co. LLC (1)(2)	2,882,235	8.00%
Federated Investors, Inc. (Asset Management) (2)	1,882,400	5.23%
All directors and executive officers as a group (8 persons) (3)	3,746,745	10.41%

The following table lists the significant changes in the percentage ownership held by any major shareholders during the past three years:

Name of Significant Shareholder	Effect of Change	Year of Change

Federated Investors, Inc. (Asset Management) (2)	increased its shareholdings beyond 5%	2004

Fidelity Investments (2)	increased its shareholdings beyond 5%	2003
	decreased its shareholdings beneath 5%	2004

Viking Global Investors LP (2)	increased its shareholdings beyond 5%	2004
	decreased its shareholdings beneath 5%	2004

(1)

Based on information contained in the most recently filed Report of Form 13-G. In such form filed by RS Investment Management Co. LLC, it is the general partner of RS Investment Management, L.P. and the majority shareholder of RS Investment Management, Inc. G. Randall Hecht is the chief executive officer and a control person of RS Investment Management Co. LLC, RS Investment Management, L.P., and RS Investment Management, Inc. RS Investment Management, L.P. is a registered investment adviser and the investment adviser to RS Emerging Growth Fund, a registered investment company.

(2)	Numbers and percentages are based on information provided to the Company from outside sources. We are unable to give accurate percentages of each entity`s holdings.
(3)	Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of April 30, 2005.

Our shareholders do not have different voting rights.

As of April 30, 2005, our Ordinary Shares were held by approximately 76 holders of record. Based on a review of the information provided to us by our transfer agent, 62 holders of record, holding approximately 91.43% of our outstanding Ordinary Shares, were residents of the United States.

____ 58 ____

B.  RELATED PARTY TRANSACTIONS

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

Indemnification of Office Holders. Our Articles of Association provide that we may indemnify an office holder against:

.     a financial liability imposed on him/her in favor of another person by any judgment, including a settlement or an arbitrator`s award approved by a court concerning an act performed in his/her capacity as an office holder;

.     reasonable litigation expenses, including attorneys` fees, expended by the office holder or charged to him/her by a court in proceedings we institute against him/her, instituted on our behalf, or instituted by another person, in each case relating to an act performed in his/her capacity as an office holder; and

.     reasonable litigation expenses relating to an act performed in his/her capacity as an office holder, including attorneys` fees, expended by the office holder or charged to him/her by a court in a criminal proceeding from which he/she was acquitted, or a criminal proceeding in which he/she was convicted for a criminal offense that does not require proof of intent.

Our Articles of Association also include:

.     authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

.     authorization to indemnify retroactively an office holder.

We have agreed to indemnify our office holders under indemnification agreements with each office holder, to the maximum extent permitted under the Companies Law.

____ 59 ____

C.  INTEREST OF EXPERT AND COUNSEL

- Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated audited financial statements are included in this annual report in "Item 18: Financial Statements."

Legal Proceedings

Other than the litigation set forth below, we are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company:

Trek

M-Systems and a number of its distributors in Singapore are in litigation with Trek Technology (Singapore) Pte Ltd. a company registered in Singapore ("Trek").  In April 2002, Trek received a patent in Singapore for a "Portable Data Storage Device". Trek immediately issued `Cease and Desist` letters to several companies, including M-Systems' distributors in Singapore alleging that M-Systems' DiskOnKey product infringed its patent. M-Systems asked Trek to withdraw its letters and was refused. Consequently, On May 17th, 2002 M-Systems filed a lawsuit against Trek for groundless threats and on May 20th, 2002 Trek filed a lawsuit against M-Systems' distributors (and later M-Systems itself) for patent infringement. M-Systems is under a contractual obligation to indemnify these  distributors and we represent them in the pending litigation.

The trial was held in mid-2004.  On May 12, 2005, the High Court ruled in favor of Trek in respect of its application to amend its patent and in respect of its claim for patent infringement against us and our distributors in Singapore. The High Court also dismissed our claim against Trek for making groundless threats of patent infringement as well as our counterclaim to invalidate the Trek patent. We have one month from May 12, 2005 to file a notice of appeal indicating that we intend to appeal.   As of May 12, 2005, we already have an appeal pending against an earlier procedural decision of the High Court which wasn`t addressed yet.

The amount of damages to be awarded to Trek, both for legal costs and compensatory damages will be determined by the Court.  Our current estimation, which is based upon the information available to us, is that the amount of the damage award will not have a material adverse impact on our financial condition or results of operations.  As of December 31, 2004, no accrual has been made in respect of the abovementioned litigation since we had not deemed it probable that we would incur any loss.

____ 60 ____

Jaco

In October 2003, a distributor of ours Jaco Electronics Inc., or Jaco, filed a claim against our U.S. subsidiary. In this action, the claimant alleged, among other things, fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics Inc. (a former distributor of ours). Jaco's fraud and related claims arise out of alleged assurances by our U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant sought monetary damages in an amount of not less than $ 10,400,000, plus punitive damages. We filed a motion to dismiss the complaint on or about December 12, 2003. On August 18, 2004, the Court issued an order granting our motion to dismiss the complaint in its entirety. On September 28, 2004, Jaco filed a notice of appeal which must be perfected by May 27, 2005. We and Jaco are currently negotiating a settlement of the appeal according to which we will not incur any loss in respect to such litigation. Accordingly, no accrual has been made in respect thereto.

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

B.  SIGNIFICANT CHANGES

- Not applicable

____ 61 ____

ITEM 9.   THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

4. The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated:

Yearly Figures
	High	Low
2000:*	$ 44.25	$ 11.94
2001:	$ 16.56	$ 3.92
2002:	$ 12.59	$ 4.95
2003	$ 22.49	$ 5.20
2004	$ 23.15	$ 11.50

Quarterly Figures

2003:	High	Low
First Quarter	$ 8.25	$ 5.20
Second Quarter	$ 11.72	$ 6.00
Third Quarter	$ 17.61	$ 11.43
Fourth Quarter	$ 22.49	$ 15.73

2004:
First Quarter	$ 22.00	$ 16.86
Second Quarter	$ 23.15	$ 13.55
Third Quarter	$ 16.50	$ 11.50
Fourth Quarter	$ 19.99	$ 13.85

2005:
First Quarter	$ 26.06	$ 18.65

Monthly Figures

2004-2005:
Most Recent 6 months:	High	Low
November 2004	$ 16.85	$ 13.85
December 2004	$ 19.99	$ 16.45
January 2005	$ 20.97	$ 18.65
February 2005	$ 24.73	$ 20.4
March 2005	$ 26.06	$ 21.54
April 2005	$ 23.54	$ 19.45

*	We effected a two-for-one stock split in September 2000. Accordingly, the share price information for 2000 is adjusted to reflect such stock split.

On April 29, 2005, the last reported sale price of our Ordinary Shares was $ 18.95 per share. There is currently no trading market for our Ordinary Shares outside the United States.

____ 62 ____

B. PLAN OF DISTRIBUTION

- Not applicable

C. MARKETS

Our Ordinary Shares were quoted on The Nasdaq Small-Cap Market under the symbol "FLSHF" from our initial public offering in March 1993 through our secondary public offering in August 1996. Since August 8, 1996, our Ordinary Shares have been quoted on The Nasdaq National Market. On March 24, 1999, our ticker symbol was changed to "FLSH."

D. SELLING SHAREHOLDERS

- Not applicable

E. DILUTION

- Not applicable

F. EXPENSES OF ISSUE

- Not applicable

____ 63 ____

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

____ 64 ____

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

A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

____ 65 ____

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

The quorum required by our Articles of Association for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power in our Company. This percentage requirement complies with the Companies Law; however, it differs from the Nasdaq requirement of 33%.  Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the law of our jurisdiction of incorporation in place of certain Nasdaq listing requirement.  A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

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

____ 66 ____

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

A merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholders` approval of the merger in each of the merging companies.

The Companies Law also provides that the acquisition of shares in a public company on the open market (i.e., from other shareholders of the company) must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is another 45% shareholder of the company.

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

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of the voting power of our Company present, in person or by proxy, at a general meeting and voting on such change in the capital. In addition, certain transactions, which have the effect of reducing capital, such as the declaration and payment of dividends under certain conditions and the issuance of shares for less than their nominal value, require a resolution of the Board of Directors and court approval.

Material Contracts

On July 29, 2003, we announced a set of new agreements with Toshiba which broadened our relationship with Toshiba (see Item 4.B above the paragraph titled "Relationship with Toshiba and Samsung").

On December 31, 2003, we entered into a Strategic Agreement with Samsung which broadened our relationship with Samsung (see Item 4.B above the paragraph titled "Relationship with Toshiba and Samsung")

____ 67 ____

On March 23, 2005, we completed an offering of our Convertible Notes which provided net proceeds for us of approximately $ 72.75 million (as further described under Item 4.B above "Business Overview" in the paragraph titled "Recent Developments" under the heading "Convertible Note Offering"). The interest rate, conversion rate and offering price were pursuant to the Purchase Agreement between M-Systems Finance, M-Systems and the initial purchasers of the Convertible Notes and the Senior Indenture between M-Systems Finance, M-Systems and The Bank of New York Trust Company, N.A., as trustee. .The Purchase Agreement provides that obligations of M-Systems Finance under the Purchase Agreement are unconditionally guaranteed by M-Systems. M-Systems Finance issued the notes under the Senior Indenture. The terms for registering the Convertible Notes and the ordinary shares issuable upon conversion of the Convertible Notes with the SEC are covered by the Registration Rights Agreement.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax. The corporate tax rate was reduced, in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an `approved enterprise` (as referred to below) may be considerably lower (see in this Item 10.E below the paragraph titled "Law for the Encouragement of Capital Investments, 1959").

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the `Tax Reform`, came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

.     Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

.     Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

____ 68 ____

.     Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

.     Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of our Ordinary Shares, see "Capital Gains Taxes on Sales of our Ordinary Shares" below;

.     Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

.     Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

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

____ 69 ____

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

As of December 31, 2004, we generated a total of approximately $ 35 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date. The tax benefits granted to an `approved enterprise` are not available to us with respect to the income of our subsidiaries. The actual amount of the benefits associated with the `approved enterprise` program will depend upon a number of factors, including whether these tax incentives are renewed or if the tax authorities successfully challenge the manner in which profits are recognized among our subsidiaries or within specified tax jurisdictions.

In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an approved enterprise.  No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

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

____ 70 ____

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

____ 71 ____

.     Financial institutions or "financial services entities";

.     Taxpayers who hold Ordinary Shares as part of a straddle, "hedge," "Constructive sale transaction," "conversion transaction" or other integrated transaction;

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

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares

Except as provided under the paragraph below titled "Tax Consequences of Passive Foreign Investment Company (PFIC) Status," a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including the amount of foreign taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder`s basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset. We do not intend to calculate our earnings for U.S. Federal Income Tax purposes. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital under the rules set forth above.

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

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual`s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

____ 72 ____

The maximum Federal U.S. Income Tax rate on certain qualified dividends paid to non-corporate U.S. Holders through 2008 is 15%.  This reduced rate will generally not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year or if certain holding period or other requirements are not met (see discussion in the paragraph below titled "Tax Consequences of Passive Foreign Investment Company (PFIC) Status"). U.S. Holders are urged to consult their own tax advisors regarding the U.S. Federal Income Tax rate that will be applicable to their receipt of any dividends paid with respect to Ordinary Shares.

Taxation of the Disposition of Ordinary Shares

Except as provided under the paragraph below titled "Tax Consequences of Passive Foreign Investment Company (PFIC) Status," upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder`s basis in the Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. If, as anticipated, the Ordinary Shares are publicly traded, a disposition of shares will be considered to occur on the "trade date," regardless of the holder`s method of accounting. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding

Dividend payments made within the United States with respect to the Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder`s tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

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

____ 73 ____

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

A U.S. Holder of PFIC stock which is marketable stock (e.g. regularly traded on Nasdaq) publicly traded could, instead of making a QEF election, elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder`s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent or net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We reasonably believe that we were not a PFIC for 2004. We base our belief that we were not a PFIC in 2002 on a tax valuation made by an independent "big 4" U.S. accounting firm for the fiscal year 2001 and further calculations that we have made in comparison to such tax valuation and the facts set forth in such tax valuation with respect to 2002 and 2003. However, we did not obtain any new tax valuation with respect to either 2002, 2003 or 2004. There can be no assurance, however, that the IRS will not determine that we are a PFIC. Furthermore, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in any of 2001, 2002, 2003, 2004 or in future years.

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

____ 74 ____

H.  DOCUMENTS ON DISPLAY

All documents referenced herein concerning us are archived at our principal offices located at:

7 Atir Yeda St.,
Kfar Saba, Israel.

I.  SUBSIDIARY INFORMATION

- Not applicable

____ 75 ____

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in foreign currency exchange rates, changes in interest rates and weak economic conditions in foreign markets. However, we do not use derivative financial instruments in our investment portfolio to hedge foreign currency, interest rate or other types of market risks.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short term deposits and investments. The majority of our cash is held in U.S. dollars and bears interest at various rates. These deposits are placed with high quality U.S. and European banks. Approximately half of our cash is currently invested in bonds, auction securities and structure bonds featuring credit ratings of A or higher.

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

____ 76 ____

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

- Not applicable

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

- Not applicable

ITEM 15.   CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures - The Company`s management evaluated, with the participation of the Company`s principal executive and principal financial officers, the effectiveness of the Company`s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2004. Based on their evaluation, the Company`s principal executive and principal financial officers concluded that the Company`s disclosure controls and procedures were effective as of December 31, 2004. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls and any corrective actions with regard to significant deficiencies and material weaknesses.

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

____ 77 ____

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

M-Systems Flash Disk Pioneers Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425

Attn. Legal Department
Telephone: (972)-9-764-5000

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES -

During each of the last two fiscal years, Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global, has acted as the Company's independent auditors.

Audit fees

Ernst & Young billed the Company $ 376,502 for audit services for fiscal 2004. Ernst & Young billed the Company $ 121,464 for audit services for fiscal 2003.

Tax fees

Ernst & Young billed the Company $ 94,478 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2004. Ernst & Young billed the Company $ 75,254 for tax services in fiscal 2003.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees and Tax Fees described above for fiscal 2004 and 2003.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company's shareholders at the Company's Annual General Meeting of Shareholders. The Company's Audit Committee has also adopted its own rules of procedure. The Audit Committee's rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2004, the Company's Audit Committee approved all of the services provided by Ernst & Young.

____ 78 ____

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

- Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 23, 2005, the District Court of Tel-Aviv - Jaffa approved the Company`s request to repurchase its shares which are traded on Nasdaq for an aggregate sum that will not exceed $ 30 million. The Company has not made a final decision as to whether it will, in fact, repurchase any of its shares.

____ 79 ____

PART III

ITEM 17.   FINANCIAL STATEMENTS

- Not applicable

ITEM 18.   FINANCIAL STATEMENTS

See Consolidated Financial Statements, attached to this annual report as Exhibit 15(a).4.

____ 80 ____

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

4(a).7	** !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).8	*** !!	Patent License Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).9	*** !!	Ordinary Shares Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).10	*** !!	New Master Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).11	*** !!	XDOC Development and License Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).12	*** !!	Strategic Agreement dated December 31, 2003 by and between Samsung Electronics Co., Ltd., and M-Systems Flash Disk Pioneers Ltd.
4(a).13	!!	Standard Nand Supply Agreement dated as of October 1, 2003 by and between Toshiba Corporation and [a third party]
4(a).14	!!	Product Supply Agreement dated as of October 1, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd. and [a third party]
4(a).15

Purchase Agreement dated March 17, 2005 by and between M-Systems Finance Inc., M-Systems Flash Disk Pointers Ltd. and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets Inc.

4(a).16

Registration Rights Agreement dated March 23, 2005 by and between M-Systems Finance Inc., M-Systems Flash Disk Pointers Ltd. and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets Inc.

4(a).17		Senior Indenture dated March 23, 2005 by and between M-Systems Finance Inc., M-Systems Flash Disk Pointers Ltd. and The Bank of New York Trust Company, N.A.
4(b)(i)	++++	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. And Dr. Hans Wagner

____ 81 ____

ITEM 19.   EXHIBITS (CONT.)

8	List of M-Systems` Subsidiaries and where they are incorporated
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15(a).1	Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
15(a).2	Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
15(a).3	Consent of BDO Seidman, LLP
15(a).4	Consolidated Financial Statements

+	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
++	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
+++	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
++++	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*	Previously filed as an exhibit to our Annual Report on Form 20-F/A Amendment No. 2 for the fiscal year ended December 31, 2002, File No. 001-11712 and incorporated by reference herein.
**	Previously filed as an exhibit to our Annual Report on Form 20-F/A Amendment No. 3 for the fiscal year ended December 31, 2002, File No. 001-11712 and incorporated by reference herein.
***	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated by reference herein.
!!	Portions of the agreement and/or exhibits have been omitted pursuant to a request for confidential treatment provided to the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on the 26th day of May, 2005.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran

Dov Moran,

President and Chief Executive Officer

____ 82 ____