Form 20-F/A
period 2004-12-31
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2006-04-20
CIK 895361

Commission File No. 1-11712
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 20-F/A

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                   ----------

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                                   ----------

                                     Israel
                 (Jurisdiction of incorporation or organization)

                    7 Atir Yeda St., Kfar Saba, Israel 44425
                    (Address of principal executive offices)

                                   ----------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
       -------------------           -----------------------------------------
             N/A                                        N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

        ORDINARY SHARES, NOMINAL VALUE 0.001 NEW ISRAELI SHEKEL PER SHARE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                (Title of Class)

                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                                                      35,508,598

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                                                          Yes  [X]     No [_]

Indicate by check mark which financial statements the registrant has elected to follow:

                                                   Item 17 [_]    Item 18   [X]
================================================================================

                                EXPLANATORY NOTE

M-Systems Flash Disk Pioneers Ltd. ("M-Systems" or the "Company") is filing this Form 20-F/A to amend Items 3, 4, 5, 15, 18 and 19 of its Annual Report on Form 20-F for the year ended December 31, 2004, which was filed on May 27, 2005 (the "Original Report"). In 2003, the Company established a joint venture with Toshiba, known as Twinsys Data Storage Limited Partnership, which is designed, among other things, to enable each party to benefit from a portion of the other party's respective sales of USB flash drives (the "Venture"). The Venture commenced its activities in November 2003, and has been accounted for under the equity method by the Company. The Company previously concluded that it was not the primary beneficiary of the Venture under Financial Accounting Standard Board Interpretation No. 46R ("FIN 46R"), which has been effective as of January 1, 2004, and, as a result, continued to account for its investment in the Venture from inception using the equity method.

In connection with a review of the Original Report by the staff of the U.S. Securities and Exchange Commission, the Company has reconsidered the manner in which FIN 46R applies to the Venture. The Company has now concluded that it is the primary beneficiary of the Venture and, therefore, that consolidation of the Venture is required effective from January 1, 2004. Accordingly, the Company is filing this Form 20-F/A to (i) restate its financial statements for the year ended December 31, 2004 and (ii) revise the other information set forth in the Original Report to reflect the consolidation of the Venture effective from January 1, 2004. The consolidation of the Venture in the Company's financial statements does not affect the Company's previously reported net income, shareholders' equity or earnings per share. See note 1f to the Company's financial statements included in this Form 20-F/A for a summary of the effects of the restatement on the Company's previously issued financial statements contained in the Original Report.

This Form 20-F/A does not otherwise revise, amend or update the information (including any forward-looking statements) included in, or exhibits to, the Original Report or reflect any events that have occurred after the Original Report was filed on May 27, 2005.

                                PRELIMINARY NOTE
                                ----------------

THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS. STATEMENTS LOOKING FORWARD IN TIME ARE INCLUDED IN THIS ANNUAL REPORT PURSUANT TO THE "SAFE HARBOR" PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THEY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE OUR ACTUAL RESULTS IN FUTURE PERIODS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE PERFORMANCE SUGGESTED HEREIN, INCLUDING ALL OF THE RISKS AND UNCERTAINTIES DISCUSSED BELOW IN ITEM 3.D "RISK FACTORS" AND ELSEWHERE IN THIS REPORT. FURTHERMORE, WE OPERATE IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. FUTURE EVENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN, CONTEMPLATED BY OR UNDERLYING THE FORWARD-LOOKING STATEMENTS AND THUS RELIANCE SHOULD NOT BE PLACED ON THESE FORWARD-LOOKING STATEMENTS, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. IN THE CONTEXT OF THE FORWARD-LOOKING INFORMATION PROVIDED IN THIS ANNUAL REPORT AND IN OTHER REPORTS, PLEASE REFER TO THE DISCUSSIONS OF RISK FACTORS DETAILED IN, AS WELL AS THE OTHER INFORMATION CONTAINED IN, THIS ANNUAL REPORT AND OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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

                                      INDEX

                                    PART ONE

Item 1.   Identity of Directors, Senior Management and Advisors - NOT APPLICABLE
Item 2.   Offer Statistics and Expected Timetable - NOT APPLICABLE
Item 3.   Key Information
Item 4.   Information on the Company
Item 5.   Operating and Financial Review and Prospects
Item 6.   Directors, Senior Management and Employees
Item 7.   Major Shareholders and Related Party Transactions
Item 8.   Financial Information
Item 9.   The Offer and Listing
Item 10.  Additional Information
Item 11.  Quantitative and Qualitative Disclosures About Market Risk
Item 12.  Description of Securities Other Than Equity Securities- NOT APPLICABLE

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

As discussed in Note 1f to the Consolidated Financial Statements contained in
Item 18 of this Report, the Consolidated Financial Statements at December 31, 2004 and for the year then ended have been restated for the matters set forth therein.

This data should be read in conjunction with, and are qualified in their entirety by, our audited Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to "Item 5: Operating and Financial Review and Prospects."

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                        YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------------------
                                                                2000           2001          2002           2003          2004
                                                                                                                        (RESTATED)
                                                             ------------  ------------   ------------   ------------  -------------
                                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:

Revenues...................................................       92,589        44,678         64,817        130,054        416,560
                                                             ------------  ------------   ------------   ------------  -------------

Costs and expenses:
   Cost of goods sold......................................       64,281        60,573         44,415         93,114        303,320
   Research and  development, net..........................        7,364        13,290         11,974         14,714         24,834
   Selling and marketing...................................       11,535        12,122         12,547         19,419         31,077
   General and administrative..............................        2,809         3,913          4,000          4,852          6,904
   In-process research and development write off...........        6,215            --             --             --             --
                                                             ------------  ------------   ------------   ------------  -------------

Total costs and expenses...................................       92,204        89,898         72,936        132,099        366,135
                                                             ------------  ------------   ------------   ------------  -------------
Operating income (loss)....................................          385       (45,220)        (8,119)        (2,045)        50,425
Financial income,net.......................................        5,875         4,628          2,619          2,711          3,920
Other income (expenses),net................................           --        (1,193)            --            131            183
                                                             ------------  ------------   ------------   ------------  -------------
Income (loss) before minority  interest in losses
(earnings) of subsidiaries.................................        6,260       (41,785)        (5,500)           797         54,528

Minority interest in losses (earnings) of subsidiaries.....           19            --             --            117        (30,378)
                                                             ------------                                ------------

Net income (loss)..........................................  $     6,279   $   (41,785)   $    (5,500)   $       914   $     24,150
                                                             ============  ============   ============   ============  =============

Basic net earnings (loss) per share........................  $     (0.25)  $     (1.56)   $     (0.20)   $      0.03   $       0.71
                                                             ============  ============   ============   ============  =============

Diluted net earnings (loss) per share......................  $     (0.22)  $     (1.56)   $     (0.20)   $      0.03   $       0.66
                                                             ============  ============   ============   ============  =============
Number  of  shares  used in  computing  basic net
earnings (loss) per share..................................   25,368,286    26,715,683     26,953,410     28,178,228     34,195,642
Number of shares  used in  computing  diluted net
earnings (loss) per share..................................   28,040,611    26,715,683     26,953,410     30,513,485     36,823,118

                                                                                        YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------------------
                                                                2000           2001          2002           2003          2004
                                                                                                                        (RESTATED)
                                                             ------------  ------------   ------------   ------------  -------------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash,  cash  equivalents,  short-term  bank deposits,
short term and long term marketable securities.............   $  120,476   $   97,236     $  94,094       $  79,807    $  181,038
Working capital............................................      155,694       87,264        70,297          65,827       215,331
Total assets...............................................      185,251      145,451       148,202         180,488       343,488
Shareholders' equity.......................................      172,799      133,051       128,290         140,625       265,065


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

OUR RELATIVE MIX OF PRODUCTS VARIES QUARTERLY, WHICH CAN NEGATIVELY AFFECT OUR GROSS MARGINS AND PROFITABILITY.

Our product mix varies quarterly, which affects our overall gross margins and profitability. Each of our products has different associated gross margins, which vary quarterly based on market dynamics, competition, our average selling prices and our cost of materials. To the extent the percentage of our revenues derived from lower margin products increases in any given period, our overall gross margins will decline for that period. Currently, sales of our DiskOnKey product to the universal serial bus, or USB, flash drive market carry lower margins than our other products. Consequently, an increase in the percentage of revenues deriving from sales of DiskOnKey products could decrease our margins, adversely affecting our profitability. Revenues derived from our non-product revenue sources - specifically license fees and royalties - carry no associated cost of goods sold. Consequently, if our non-product revenues decrease as a percentage of our total revenues, our gross margins and profitability could be adversely affected. Depending on the relative mix of sales of our products and the relative contribution our product and non-product revenues, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

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

THE OPERATING RESULTS OF OUR VENTURE WITH TOSHIBA MAY VARY QUARTERLY AND MAY DECLINE IN THE FUTURE, WHICH CAN ADVERSELY AFFECT OUR REVENUES, GROSS MARGINS AND RESULTS OF OPERATIONS.

In the USB flash market, we generate a portion of our revenues through the Venture (as further described under Item 4.B below "Business Overview" in the paragraph titled "Toshiba"). The Venture is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. We consolidate the results of the Venture, although we reflect in our net income only our proportional share of the net income of the Venture. Our revenues, gross margins and operating income derived from the Venture are dependent upon various factors, including the sales of USB flash drives from the Venture to Toshiba, Toshiba's sales of USB flash drives to its customers, and the Venture's cost of purchasing flash memory components from Toshiba These factors could fluctuate significantly from quarter to quarter, which could adversely affect our revenues, gross margins and operating income and make it difficult to predict them.

OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED BY A DECLINE IN SALES MADE BY THE VENTURE TO TOSHIBA.

We consolidate the results of the Venture. A portion of the revenues of the Venture, which historically has represented approximately half of the revenues of the Venture, are attributable to sales made by the Venture to Toshiba. Toshiba purchases USB flash drives from the Venture and sells them to its customers. We have no control over Toshiba's sales to its customers, which can vary from quarter to quarter, and we have no visibility into the expected demand of Toshiba's customers. Moreover, Toshiba may purchase USB flash drives from sources other than the Venture. Our revenues and operating results will fluctuate depending upon the amount of sales made by the Venture to Toshiba in any given period. To the extent sales by the Venture to Toshiba decline, our revenues and operating results will be adversely affected.

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

EXCESS OR OBSOLETE INVENTORY COULD ADVERSELY AFFECT OUR GROSS MARGINS.

We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

     o    an anticipation of a shortage in components;

     o    unrealized sales forecasts;

     o long-term commitments to our suppliers for certain components without a back-to-back commitment from our customers to purchase finished products;

     o    consignment sales to some of our customers;

     o    cancellation of orders from customers; and

     o    an anticipation of an increase in prices.

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

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 34% of our revenues in 2002, 30% in 2003 and 38% in 2004, and sales to our top 10 customers accounted for approximately 56% of our revenues in 2002, 55% in 2003 and 64% in 2004. In addition, in 2004, sales to two of our customers each represented more than 10% of revenues. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because the substantial majority of our sales are made by means of standard purchase orders rather than long-term commitments, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products, a customer can, with relatively little effort and investment, move from our product to a product of a competitor. This, combined with the relative ease with which our customers may terminate their business relationship with us, may cause a severe reduction in sales of our DiskOnKey products over a very short period of time. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

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

The Financial Accounting Standards Board (``FASB'') has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the first quarter of 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

Sales to the USB flash drive market accounted for approximately $ 297.2 million of our revenues in 2004, an increase of 275% as compared to 2003. We cannot assure you that this market will continue to grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If demand for USB flash drives does not continue to grow as anticipated, or the DiskOnKey is not chosen by the relevant OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

OUR BUSINESS WILL BE HARMED IF WE FAIL TO ANTICIPATE NEW TECHNOLOGICAL CHANGES OR TO INTRODUCE NEW PRODUCTS IN A TIMELY MANNER.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. For example, our USB flash drive products, which accounted for 71% of our revenues in 2004, were only introduced in 2000. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period, which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces, and to successfully develop and introduce new and enhanced products on a timely basis, will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

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

At present, Toshiba is our sole supplier of multi-level cell (MLC) flash components, which are less costly per megabyte than standard flash components. If Toshiba were to:

     o    breach its obligations under its agreements with us;

     o    close down or downsize its flash fabrication business;

     o experience manufacturing or yield problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes;

     o    increase its prices to us for MLC flash components,

we would be required to use standard flash components in lieu of MLC components, which would decrease our gross margins and adversely affect our profitability.

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

At present, Toshiba is our sole manufacturer of most of our DiskOnChip products, including our Mobile DiskOnChip products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. For our DiskOnChip products, Toshiba not only supplies the flash components but also manufactures and assembles the finished product. If Toshiba were to:

     o    breach its obligations under its agreements with us;

     o    close down or downsize its flash business;

     o experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes;

     o for any other reason be unable to sell us DiskOnChip products at competitive prices, we may be unable to fill our customers' orders for these products in a timely fashion or at all or unable to offer these products at competitive prices, which would result in lost sales and significantly lower revenues. In addition, having a single source for the Mobile DiskOnChip might deter the larger mobile handset vendors from accepting our Mobile DiskOnChip product line as the data storage solution for their handsets, which would similarly result in lost sales and affect the acceptance of our product in the relevant market. We are seeking to develop with other manufacturers products that will be comparable to the DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

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

Our success is dependent upon our proprietary technology. As of April 30, 2005, we had 37 U.S. patents and several foreign patents relating to our technology and products. We also had, as of such date, 97 applications for patents pending in the U.S. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

     o    any of our existing patents will not be invalidated;

     o    patents will be issued for any of our pending applications;

     o any claims allowed from existing or pending patents will have sufficient scope or strength;

     o our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

     o our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

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

Our indebtedness could have significant additional negative consequences, including, without limitation:

     o requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

     o    increasing our vulnerability to general adverse economic conditions;

     o    limiting our ability to obtain additional financing; and

     o placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

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

OUR U.S. INVESTORS COULD SUFFER SIGNIFICANT ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

We would be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if (i) 75% or more of our gross income in a taxable year including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. If we are or become a PFIC, or if the U.S. Internal Revenue Service, or IRS, subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

     o Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our Ordinary Shares, and on gain from the sale or other disposition of our Ordinary Shares;

     o    Paying interest on taxes allocable to prior periods; and

     o No increase in the tax basis of our Ordinary Shares to fair market value at the date of the holder's death.

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

In April 2001, we signed an agreement for the purchase of the building in which our headquarters' executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices, upon which in December 2004 we began construction of our second office facility. The aggregate consideration for these purchases was approximately $ 10.5 million, which we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of various permits and third party approvals. In addition to the consideration paid for the building and the adjacent lot, we invested an additional $ 4.7 million in developing and renovating the facility.

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


                              B. BUSINESS OVERVIEW

OUR BUSINESS

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our DiskOnKey products, and the multimedia mobile handset market with our Mobile DiskOnChip products. We also sell data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. We have recently enjoyed significant revenue growth, growing from revenues of $ 130.1 million in 2003 to revenues of $ 416.6 million in 2004, an increase of 220%.

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

USB FLASH DRIVES -

USB flash drives provide an innovative solution for removable data storage, allowing a user to conveniently store and carry data and to easily transfer data between PCs or similar devices with a USB port. USB flash drives have the following attributes:

     o High Capacity Combined with a Compact, Portable Form Factor: USB flash drives are thumb-sized, able to fit on a key chain, and are available in capacities ranging from 64 megabytes to 2 gigabytes of memory.

     o Ease of Use: USB flash drives are "plug-and-play" devices that are simple to use. USB flash drives are automatically recognized when plugged into a computer with current versions of popular operating systems, requiring no installation of additional equipment, an adaptor or a software driver.

     o Universal Interface/Portability: USB flash drives provide users with a compelling alternative to conventional removable storage media by leveraging the ubiquitous USB interface, which is a standard accessory in PCs sold in recent years.

Due to the high capacity, ease of use and portability of USB flash drives, consumers are increasingly using USB flash drives for personal data storage. Our revenues from the USB flash drive market have grown from $ 79.4 million in 2003 to $ 297.2 million in 2004.

MULTIMEDIA MOBILE HANDSETS -

The market for multimedia mobile handsets has recently enjoyed significant growth. As mobile handset manufacturers increasingly design handsets with embedded digital cameras and personal digital assistant, or PDA, and MP3 functionality, there is an increasing demand for embedded memory in mobile handsets which offer the following:

     o Higher Capacity: Today's multimedia handsets require greater storage capacity for the more sophisticated operating systems as well as pictures, multimedia messages, video clips, audio recordings and MP3 files and other types of data-rich content. In many cases, new-generation handsets are required to include as much as 1 gigabyte of memory capacity to accommodate the multi-media rich content.

     o Higher Performance: In order to accommodate the growing demand for high capacity data storage as well as read/write functionality, multimedia mobile handset manufacturers are increasingly seeking to provide higher read/write speeds with memory components that occupy less space and consume less power.

     o Lower Cost Per Byte: Data-centric applications require higher density memory solutions that provide high capacity with a small footprint at a lower cost per memory byte than the currently most widely used memory solutions in voice-centric handsets.

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


DiskOnKey

Our DiskOnKey enables easy storage and transfer of digital data files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices. DiskOnKey is available in a range of capacities, from 64 megabytes to 2 gigabytes of memory. Our DiskOnKey products have the following product attributes:

     o High Performance: We believe that our DiskOnKey leads the USB flash drive market in performance.

     o Intellectual Property Rights: We hold a number of patents relating to the use of flash memory devices that connect using a USB interface. We believe that this provides us with a competitive advantage and is an important factor considered by our customers in selecting our products over products of our competitors.

     o Flash Independent Design: Due to the flexibility of its design, DiskOnKey is compatible with flash components from multiple suppliers, including our current suppliers, Toshiba and Samsung, and can be adapted to be compatible with flash components from additional suppliers that may enter the flash memory component market in the future. This allows us to seek additional sources of flash components for our DiskOnKey products to reduce our dependence on any specific flash component supplier.

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


Mobile DiskOnChip

Our Mobile DiskOnChip products consist of a set of reliable, high-capacity, high-performance and cost-effective embedded memory solutions for data and code storage for multimedia mobile handsets. Our Mobile DiskOnChip products provide multimedia mobile handset manufacturers with an attractive solution due to the following product attributes:

     o High Density: Through our relationship with Toshiba, we have access to multi-level cell (MLC) flash memory technology which we believe allows us to offer a higher density solution than competing solutions in the market, practically doubling the capacity of our Mobile DiskOnChip solutions without meaningfully increasing the size of the chip. We currently offer our Mobile DiskOnChip in capacities from 32 megabytes to 1 gigabytes.

     o Cost-Effective, Improved Performance and Optimized Reliability: By combining our patented TrueFFS flash management software with an embedded controller, we have been able to optimize the reliability and improve the performance of high-density flash memory. This allows us to use high-density flash memory, traditionally limited to data storage, for code storage as well. As a result, we are able to provide mobile handset manufacturers with a less expensive, integrated memory solution for both code and data storage, while maintaining high performance and reliability.

     o Compact Size: Our monolithic, or single die, design, available in the vast majority of our Mobile DiskOnChip products, combines a controller and flash memory within a single silicon die. Compact size is particularly important to multimedia mobile handset manufacturers that increasingly are seeking to provide increased product functionality using components that occupy less space.

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

We market our other products through a combination of our own sales managers; independent local sales representatives that sell our products on our behalf; and independent distributors that purchase our products for resale to their customers. Our sales managers are compensated based on a salary and a bonus dependent in part on sales levels. The independent local sales representatives receive commissions for their product sales. We continually seek to strengthen each of our sales channels, including by engaging new representatives and distributors and providing them with extensive training and support with respect to our products and technologies. Our technical engineers are an integral part of the sales process and provide customers with technical information and support regarding our products and their integration with the customers' applications.

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

RELATIONSHIP WITH TOSHIBA AND SAMSUNG

TOSHIBA

On July 29, 2003, we announced a set of new agreements with Toshiba which broadened our relationship with Toshiba. The new agreements consisted principally of:

     o a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products,

     o    a cross-license agreement,

     o    a development and license agreement,

     o    agreements establishing the Venture relating to USB flash drives, and

     o a share purchase agreement for the investment in our Ordinary Shares by Toshiba.

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

We also entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established the Venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both we and Toshiba have obligations each to conduct a portion of its USB flash drive business through the Venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business that we conduct through the Venture. In addition, we and Toshiba will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the Venture. In 2005, we entered into additional agreements which reduced to writing the terms under which the companies have been engaging since the commencement of the Venture's operation in November 2003. The new agreements consisted principally of:

     o    a NAND supply agreement, and

     o    a product supply agreement for the supply of products.

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

REVENUE BREAKDOWN

Our revenues are derived mainly from the sales to the USB flash drive, multimedia mobile handset and embedded systems markets. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:


                                                                            YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                     2002            2003           2004
                                                                                                (RESTATED)
                                                                   ---------------------------------------
USB Flash Drives                                                      41%             61%            71%
Multimedia Mobile Handset                                              6              13             17
Embedded Systems                                                      49              24             11
Others                                                                 4               2              1
                                                                   --------        --------       --------
Total                                                                100%            100%           100%


The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:


Country                                                                      YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                     2002            2003          2004
                                                                                                (RESTATED)
                                                                   ---------------------------------------
Israel                                                                 3%              2%             1%
United States                                                         27              32             26
Europe                                                                16              16             11
Taiwan                                                                13              17             13
Japan                                                                 34              20             35
China                                                                  3               5              8
Far East (excluding Taiwan, Japan and China)                           4               8              6
                                                                   --------        --------       --------
Total                                                                100%            100%           100%

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


                                  C. STRUCTURE

The following table lists our subsidiaries, their country of organization and our ownership percentage in each.


   NAME                                          COUNTRY OF ORGANIZATION             OWNERSHIP
   ----                                          -----------------------             ---------
M-Systems, Inc.                                  U.S.                                   100%
M-Systems Finance Inc.                           Cayman Islands                         100%
M-Systems (Cayman) Limited.                      Cayman Islands                         100%
P.P.S. von Koppen Pensioen B.V.                  Netherlands                            100%
M-Systems Asia Ltd.                              Taiwan                                 100%
M-Systems Flash Disk Pioneers (Japan), Inc.

                                                 Japan                                  100%
M-Systems UK Ltd.                                United Kingdom                         100%
M-Systems China Shenzhen Ltd.                    China                                  100%
M-Systems B.V.                                   The Netherlands                        100%
TwinSys Ltd. *                                   Israel                                50.1%
TwinSys Data Storage L.P. *                      Israel                                  50%
U3 LLC                                           U.S.                                    50%

     * Established together with a partner as an Israeli corporation to serve as the General Partner of TwinSys Data Storage L.P., which is a limited partnership established by the Company and such partner.


                        D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters' executive offices, research, development and manufacturing facilities are currently located in a building of approximately 75,000 square feet at 7 Atir Yeda St., Kfar Saba 44425, Israel, which we own. We also own an adjacent vacant plot of 117,000 square feet on which, in December, 2004, we began construction of our second office facility. We own the building and the property free and clear of all encumbrances except for a mortgage taken out by the sellers from Bank Leumi. The outstanding balance of that mortgage on our building and property is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be released for the purpose of paying off the mortgage and removing the lien. In addition, we lease office space of approximately 5,500 square feet for a research and development facility in Omer, Israel, approximately 24,000 square feet for additional offices in Raanana, Israel and approximately 10,000 square feet for additional offices adjacent to our headquarters in Kfar Saba.

We also lease office space for our sales offices in Sunnyvale, California; Raleigh, North Carolina; Saddle Brook, New Jersey; Tokyo, Japan, Taipei, Taiwan, Beijing, China and Shenzhen, China., Seoul, Korea The leases for these sales offices are not material to our operations.

             ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -


YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS REPORT.



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

In 2003, we and Toshiba entered into the Venture, which is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. We previously accounted for our investment in the Venture from its inception under the equity method. On December 24, 2003, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 46R, "Accounting for Variable Interest Entities" ("FIN 46R"), which is applicable for financial statements issued for reporting periods ending after March 15, 2004. We considered the provisions of FIN 46R in our fiscal 2004 financial statements and made the determination that the Venture was a variable interest entity under FIN 46R. At that time, we also determined that we were not the primary beneficiary of the Venture under FIN 46R and, therefore, we did not consolidate the Venture.

In connection with a review of our 2004 annual report on Form 20-F by the staff of the U.S. Securities and Exchange Commission, we reconsidered the manner in which FIN 46R applies to the Venture and concluded that we are the primary beneficiary of the Venture and, therefore, we are required to consolidate the Venture in our financial statements. We have restated our financial statements to consolidate the Venture from the beginning of 2004. The impact of this restatement on our consolidated statement of operations for year ended December 31, 2004 is to increase revenues by $69.0 million, from $347.6 million to $416.6 million, to increase gross margins from 23.8% to 27.2%, and to increase operating income by $30.3 million, from $20.1 million to $50.4 million. Since we previously accounted for the Venture using the equity method, consolidation of the Venture does not affect our previously reported net income, shareholders' equity or earnings per share. The increase in revenues and operating income is entirely attributable to sales of USB flash drives made by the Venture to Toshiba, and is also reflected in an increase in our geographic sales in Japan. In addition, the impact on our balance sheet as of December 31, 2004 is to increase total assets by $22.0 million and current liabilities by $14.4 million and to reflect a minority interest of $7.6 million. This Item 5 - "Operating and Financial Review and Prospects" - gives effect to the restatement.

               Consolidated balance sheet as of December 31, 2004:


                                                                                        AS PREVIOUSLY       AS
                                                                                           REPORTED      RESTATED
                                                                                        -------------   -----------
                                                                                           US DOLLARS IN THOUSANDS
                                                                                        ----------------------------

            Cash and cash equivalents                                                      $  50,187     $  56,511
            Trade receivables                                                                 41,503        61,373
            Other accounts receivable and prepaid expenses                                     3,962         5,540
            Inventories                                                                       56,160        59,415
            Total current assets                                                             250,379       281,406
            Investment in a Venture                                                            8,988             -
            Total long-term investments                                                       49,527        40,539
            Total assets                                                                     321,449       343,488
            Trade payables                                                                    19,488        39,957
            Related party trade payables                                                       6,027             -
            Total current liabilities                                                         51,633        66,075
            Minority interest in subsidiaries                                                      -         7,597

            Total liabilities and shareholders' equity                                       321,449       343,488


   Consolidated statements of operations for the year ended December 31, 2004:

                                                                                       AS PREVIOUSLY        AS
                                                                                          REPORTED       RESTATED
                                                                                        -------------   -----------
                                                                                          US DOLLARS IN THOUSANDS
                                                                                        ----------------------------

              Revenues                                                                       347,551       416,560
              Cost of goods sold                                                             264,799       303,320
              General and administrative expenses                                              6,771         6,904
              Total costs and expenses                                                       327,481       366,135
              Operating income                                                                20,070        50,425
              Financial income, net                                                            3,897         3,920
              Income before minority interest in earnings of a subsidiary                     24,150        54,528
              Minority interest in earnings of a subsidiary                                        -       (30,378)


BELOW ARE SOME OF THE HIGHLIGHTS AND TRENDS AFFECTING OUR BUSINESS SINCE THE BEGINNING OF 2004:

REVENUE GROWTH - Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In 2003, our revenues grew by 101% in comparison to 2002, and our revenues in 2004 grew by 220% in comparison to 2003. In particular, our sales to the USB flash drive market grew by 275%, from $ 79.4 million in 2003 to $ 297.2 million in 2004, and our sales to the mobile multimedia handset market grew by 302%, from $ 17.4 million in 2003 to $ 69.8 million in 2004. We expect our revenues to continue to grow in 2005, though at a significantly slower rate.

Revenue growth in 2004 was attributable in large part to significant growth in unit sales of both our DiskOnKey and Mobile DiskOnChip products, as both the USB flash drive and multimedia mobile handset markets experienced strong end-user demand. Sales to the USB flash drive market in 2004 include sales made by the Venture to Toshiba. While the average selling prices per megabyte for our products have declined in recent years, the average selling price per unit for our DiskOnKey and Mobile DiskOnChip products remained relatively stable, as a result of consumers purchasing products with higher capacity storage due to declining prices.

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

NEW PRESENTATION METHOD FOR OUR CONSOLIDATED STATEMENT OF OPERATIONS - Commencing with our 2004 results, we adopted a new presentation method for our consolidated statement of operations, since a portion of our revenues is generated from sources other than product sales, specifically license fees and royalties from licensing our intellectual property rights to third parties, which have no associated cost of goods sold. As a result, our historical presentation in our statement of operations of gross profit, derived by subtracting cost of goods sold from revenues, is no longer a meaningful measure of our business. Under the new presentation method, we group cost of goods sold with our operating expenses and have eliminated the presentation of gross profit from our statement of operations.

THE FOLLOWING IS A BRIEF DESCRIPTION OF CERTAIN OF THE LINE ITEMS INCLUDED IN OUR FINANCIAL STATEMENTS AS WELL AS TREND INFORMATION REGARDING THOSE LINE
ITEMS:

REVENUES. - We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our DiskOnKey, Mobile DiskOnChip, DiskOnChip and FFD products, and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our DiskOnKey product, the multimedia mobile handset market, into which we sell our Mobile DiskOnChip products, and the embedded systems market, into which we sell our DiskOnChip and FFD products. For the year ended December 31, 2004, we derived approximately 71% of our revenues from the USB flash drive market, approximately 17% of our revenues from the multimedia mobile handset market and approximately 12% of our revenues from the embedded systems market.

Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2003 and 2004, our top 10 customers accounted for 55% and 64% of our revenues, respectively. In 2004, two customers separately accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

In 2004, Asia accounted for 61% of our revenues, the United States accounted for 26% of our revenues, Europe accounted for 12% of our revenues and Israel accounted for 1% of our revenues. We expect to continue to generate a significant portion of our revenues from Asia, in part due to the fact that many of our Mobile DiskOnChip customers are handset manufacturers located in Asia, as well as from the United States, the largest market for our DiskOnKey products.

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

     . Percentage of revenues derived from license fees and royalties. Given that revenues from licensing our technology have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties than to changes in product sales. A decline in the percentage of revenues generated from licenses during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability.

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

MINORITY INTEREST - In the USB flash drive market, we and Toshiba entered into the Venture, which is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. The Venture is a variable interest entity and under the relevant guidelines of FIN 46R we are considered the primary beneficiary and therefore consolidate the results of the Venture in our financial statements. Minority interest represents Toshiba's proportional interest in the earnings of the Venture.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.


                                                                                 YEAR ENDED DECEMBER 31,
                                                                                2002        2003       2004

Revenues................................................................       100.0%      100.0%     100.0%
Costs and expenses:
   Cost of goods sold...................................................        68.5%       71.6%      72.8%
   Research and development,net.........................................        18.5%       11.4%       6.0%
   Selling and marketing................................................        19.3%       14.9%       7.5%
   General and administrative...........................................         6.2%        3.7%       1.6%
Total costs and expenses................................................       112.5%      101.6%      87.9%
Operating income (loss).................................................       (12.5%)      (1.6%)     12.1%
Financial income,net....................................................         4.0%        2.1%       1.0%
Other income, net.......................................................         0.0%        0.1%       0.0%
Income (loss) before  minority  interest in losses (earnings)
of subsidiaries.........................................................        (8.5%)       0.6%      13.0%
Minority interest in losses (earnings) of subsidiaries..................         0.0%        0.1%      (7.3%)
Net income (loss).......................................................        (8.5%)       0.7%       5.8%

The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                2002         2003          2004
Revenues:
   USB flash drive market...............................................  $   26,810    $   79,358    $  297,227
   Multimedia mobile handset market.....................................       3,613        17,356        69,772
   Embedded systems market..............................................      31,679        30,727        46,698
   Other................................................................       2,715         2,613         2,863
                                                                          -----------   -----------   -----------
Total...................................................................  $   64,817    $  130,054    $  416,560

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUES - Revenues for the year ended December 31, 2004 increased by $286.5 million, or 220%, to $416.6 million from $130.1 million for the year ended December 31, 2003. Revenues derived from the USB flash drive market increased by $217.9 million, or 275%, to $297.2 million, revenues derived from the mobile handset and portable devices market increased by $52.4 million, or 302%, to $69.8 million, and revenues derived from the embedded systems market increased by $16.0 million, or 52%, to $46.7 million. Sales to the USB flash drive market in 2004 include sales made by the Venture to Toshiba.

COST OF GOODS SOLD. - Our cost of goods sold for the year ended December 31, 2004 increased by $210.2 million to $303.3 million, an increase of 226% from cost of goods sold of $93.1 million for the year ended December 31, 2003. Our cost of goods sold as a percentage of total revenues increased from 71.6% for the year ended December 31, 2003 to 72.8% for the year ended December 31, 2004, primarily due to competitive pricing pressures.

RESEARCH AND DEVELOPMENT EXPENSES, NET. - Our gross research and development expenses for the year ended December 31, 2004 increased by $9.7 million to $25.1 million, an increase of 62.9% from gross research and development expenses of $15.4 million for the year ended December 31, 2003. Our net research and development expenses for the year ended December 31, 2004 increased by $10.1 million to $24.8 million, an increase of 68.8% from net research and development expenses of $14.7 million for the year ended December 31, 2003. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses decreased to 6.0% for the year ended December 31, 2004 from 11.4% for the year ended December 31, 2003. During the year ended December 31, 2004, we recognized $111,000 and $128,000 of research and development grants from IST and OCS, respectively, compared to $84,000, $414,000 and $177,000 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2003.

SELLING AND MARKETING EXPENSES. - Selling and marketing expenses for the year ended December 31, 2004 increased by $11.7 million, or 60%, to $31.1 million from $19.4 million for the year ended December 31, 2003, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities, including our MegaSIM product. As a percentage of revenues, our selling and marketing expenses decreased to 7.5% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

GENERAL AND ADMINISTRATIVE EXPENSES. - General and administrative expenses for the year ended December 31, 2004 increased by $2.0 million, or 39.6%, to $6.9 million from $4.9 million for the year ended December 31, 2003. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses decreased to 1.7% for the year ended December 31, 2004 from 3.7% for the year ended December 31, 2003.

FINANCIAL INCOME, NET. - Financial income, net for the year ended December 31, 2004 increased by $1.2 million to $3.9 million from $2.7 million for the year ended December 31, 2003, due primarily to our increased cash balance in 2004 resulting from our secondary equity offering in February 2004.

MINORITY INTEREST - Minority interest in earnings of a consolidated subsidiary was $30.4 million in 2004 compared to minority interest in losses of a consolidated subsidiary of $0.1 million in 2003. Minority interest in the earnings of a consolidated subsidiary in 2004 represents the proportional share of earnings of the Venture attributable to Toshiba. Minority interest in losses of a consolidated subsidiary in 2003 represents 20.5% of the proportional losses of SmartCaps Ltd., a subsidiary that we established together with the State of Israel, through the OCS.

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

NET INCOME (LOSS). - For the year ended December 31, 2004, we recognized net income of $ 24.2 million compared to net income of $ 0.9 million for the year ended December 31, 2003. Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

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

     INVESTMENTS IN OTHER COMPANIES - We evaluate whether entities in which we have invested are variable interest entities within the meaning of FIN 46R. If an entity is a variable interest entity, then we determine whether we are the primary beneficiary of that entity by reference to our contractual and business arrangements. Assessment of whether an entity is a variable interest entity for purposes of FIN 46R and the determination of the primary beneficiary of such entity requires judgment and careful analysis of all relevant facts and circumstances, including determining whether other parties are related parties solely for the purposes of FIN 46R.

     With respect to equity investments, we review the degree of control that our investment and other arrangements give us over the entity in which we have invested in order to confirm that the equity method of accounting is appropriate. Generally, after considering all factors, if we hold equity interests representing less than 20% of the outstanding voting interests of an entity in which we have invested, we use the cost method of accounting. If we hold at least 20% but less than a majority of the outstanding voting interests of an entity in which we have invested, generally we use the equity method of accounting.

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

Future minimum lease commitments under non-cancelable operating leases are as follows (in millions of dollars):

                                             YEAR ENDED DECEMBER 31,
                                          2005         2006         2007
Facilities....................           $ 0.7        $ 0.5         $ 0.2
Vehicles......................             1.9          1.5           0.7
Total.........................           $ 2.6        $ 2.0         $ 0.9


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

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli consumer price index ("CPI"), with interest.

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

                       B. LIQUIDITY AND CAPITAL RESOURCES

Through December 31, 2004, we have funded our operations primarily through the sales of our Ordinary Shares, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. Since then, we have raised $ 328.95 million in the aggregate through public offerings and private placements of our ordinary shares, including a secondary offering of our ordinary shares in February 2004 which raised net proceeds of approximately $ 95.4 million and a convertible note offering in March 2005 which provided net proceeds of approximately $ 72.8 million. Although the growth in our revenues creates greater working capital needs, the growth in revenues has been accompanied by a growth in profits and positive cash flow and we believe that we will be able to fund our working capital needs in 2005 from cash generated from operations.

As of December 31, 2004, our cash, cash equivalents, bank deposits and marketable securities were $ 181.0 million ($ 26.0 million of this amount being comprised of long-term marketable securities). In addition, we recently completed the Convertible Note Offering which provided net proceeds to us of approximately $ 72.8 million (as further described under Item 4.B above "Business Overview" in the paragraph titled "Recent Developments" under the heading "Convertible Note Offering"). We believe that our cash, cash equivalents, bank deposits and marketable securities will be sufficient to fund our anticipated working capital needs and planned capital expenditures for the next twelve months.

We had no indebtedness as of December 31, 2004, and other than the indebtedness we assumed under the Convertible Note Offering, we had no indebtedness as of April 30, 2005.

Net cash provided by operating activities for the year ended December 31, 2004 was $ 27.8 million, as compared to $ 22.0 million net cash used in operating activities for the year ended December 31, 2003. The change from negative to positive cash flow from operating activities in 2004 as compared to 2003 was primarily attributable to (i) our achieving net income of $ 24.2 million in 2004 compared with $ 0.9 million of net income in 2003, and (ii) contribution of the proportional share of our partner in the Venture to our operating cash flows, which we consolidated commencing on January 1, 2004, in the amount of $30.4 million.

Our trade receivables increased to $ 61.4 million at December 31, 2004 from $
19.7 million at December 31, 2003. This increase reflects our increased sales in 2004. We expect trade receivables to continue to increase as our sales grow.

Our inventories increased from $ 45.9 million at December 31, 2003 to $ 59.4 million at December 31, 2004, in order to meet increasing market demand. Our inventory of finished goods increased from $ 33.1 million at December 31, 2003 to $ 36.7 million at December 31, 2004. However, the portion of our finished goods inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers collectively decreased from $ 27.8 million to $ 21.2 million over this same period. See also "-Critical Accounting Policies and Estimates-Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

Net cash used in investing activities for the year ended December 31, 2004 was $
75.9 million, as compared to net cash provided by investing activities of $ 6.0 million for the year ended December 31, 2003. This increase in net cash used in investing activities was primarily attributable to our investment in marketable securities of the proceeds of our secondary equity offering in February 2004. Similarly, net cash provided by financing activities increased to $ 78.7 million in 2004, primarily due to the secondary equity offering.

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


                F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


                                                 Payments due by Period (US$ in thousands)
CONTRACTUAL OBLIGATIONS AS OF                    LESS THAN 1                                  MORE THAN 5
DECEMBER 31, 2004                    TOTAL          YEAR        1-3 YEARS      3-5 YEARS          YEARS
-----------------------------    -----------    ------------  -------------  -------------   -------------
Operating leases(1)                              $    2,576    $    2,811    $       ---
                                 $    5,387                                                    $      ---
Purchase obligations(2)              84,766          84,766           ---            ---              ---
Accrued severance pay                 4,263             ---           ---            ---            4,263
                                 ----------      ----------    ----------     ----------       ----------
Total                            $   94,416      $   87,342    $    2,811     $      ---       $    4,263

     (1) Includes leases for facilities and vehicle leases for Israeli employees

     (2) Covers material goods and services under issued purchase orders and further includes material purchase commitments under applicable binding forecasts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                       A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of May 10, 2005:


NAME                   AGE     POSITION
----                   ---     --------
Dov Moran              49      President, CEO and Chairman of the Board of Directors
Aryeh Mergi            43      Executive Vice President of Business Development; Director
Ronit Maor             34      CFO and Corporate Secretary
Dana Gross             38      Chief Marketing Officer; Director
Itsik Onfus            43      Director
Yair Shoham            51      Director
Dr. Hans Wagner        75      Director
Yossi Ben Shalom       49      Director
Zehava Simon           46      Director

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

Dana Gross. Ms. Gross, a director of the Company since September 2000, joined the Company in July 1992 as Vice President of Operations and has served in various management positions, including, among others, as Chief Financial Officer and President of MSU. Currently, she serves as the Company's Chief Marketing Officer since July, 2002. Ms. Gross also serves on the board of directors of AudioCodes Ltd. (Nasdaq: AUDC), since June, 2000, and of PowerDsine Ltd. (Nasdaq: PDSN), since September, 2004. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

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

Dr. Hans Wagner. Dr. Wagner has served as a director of M-Systems since November, 2002. Dr. Wagner is currently a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden's second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden's largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an MBA degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology. Dr. Wagner qualifies as an independent director under applicable Nasdaq rules.

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

Zehava Simon. Ms. Simon joined our Board in May 2005. Since 2002, Ms. Simon has served as Chief Executive Officer of BMC Software Israel, Ltd. after having served in various positions at BMC from 2000 to 2002. Prior to her joining BMC, Ms. Simon served as CFO & Operations manager for Intel's Israeli subsidiaries. Ms. Simon received her B.A degree from the Hebrew University, Jerusalem in 1981, an M.Sc. in Business Management degree from the joint program of Boston University/Ben Gurion University in 1991 and an LLB from the Interdisciplinary Center, Herzliya in 2003. Ms. Simon qualifies as an independent director under applicable Nasdaq rules.


                                 B. COMPENSATION

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31, 2004 (9 persons of which 1 no longer serves in such capacity) was approximately $ 553,000, which includes approximately $ 28,000 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The Company does not pay directors' fees to its directors.

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

We have entered into employment agreements with all of our executive officers similar in form to the agreements entered into with all of our other employees. These agreements are subject to termination by either party, with or without cause, in most cases on either 30 or 60 days' notice, depending on the agreement. Under these agreements with our Israeli executive officers, we and the employee each contribute a percentage of the salary of the employee to a fund known as "Managers' Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute between 13.3% and 15.8% of his or her salary. Israeli law generally requires severance pay, which may be funded by Managers' Insurance, upon the retirement or death of an employee or termination of employment without due cause. These agreements all contain provisions standard for a company in our industry regarding non competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is limited in Israel.

ALTERNATE DIRECTORS

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director. Any alternate director will have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her provides otherwise) and the right to remuneration. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an out external side director.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     1. at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

     2. the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director will be three years and may be extended for an additional three years. Each committee of a company's board of directors will be required to include at least one external director and the audit committee of a company's board of directors is required to include both the external directors. We have appointed Yair Shoham and Itsik Onfus as external directors pursuant to the Companies Law.

An external director is entitled to compensation as provided in regulations to be adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Under recent amendments to the Companies Law, at least one of the external directors serving on a company's board of directors is required to have "financial expertise" and the other external director or directors are required to have "professional expertise." The definition of each of these terms is to be determined under relevant regulations, which have not yet been published.

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

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the Company's business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

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

INTERNAL AUDITOR

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by its audit committee. The role of the internal auditor is to examine, among other matters, whether the Company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the Company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the Company's independent accountant or its representative. We have appointed an internal auditor in accordance with the requirements of the Companies Law.

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
                           ORDINARY SHARES
                          BENEFICIALLY OWNED
  NAME                 NUMBER          PERCENT
-----------          ----------       ---------
Dov Moran            2,263,542          6.29%
Aryeh Mergi            665,878          1.85%
Hans Wagner            613,700          1.70%

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

Prior to the revision of the Tax Ordinance, pursuant to Section 102 thereof and the rules promulgated thereunder (including the requirement that the options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to the employee from the grant and exercise of options as well as from the allotment of Ordinary Shares under these options is deferred until the transfer of the options and/or Ordinary Shares to the employee's name or upon the sale of those options and/or Ordinary Shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the 102 Plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee.

THE NEW 2003 PLAN

Under the New 2003 Plan, the Company has reserved eight million (8,000,000) Ordinary Shares for the granting of awards to the employees, officers, directors, service providers and consultants of the Company and of any subsidiary of the Company. Of this amount, five million Ordinary Shares were reserved for issuance with the adoption of the New 2003 Plan by the shareholders of the Company on the December 17, 2003 Annual General Meeting of Shareholders and the number of Ordinary Shares reserved for issuance was increased by an additional 3,000,000 Ordinary Shares following approval by the shareholders of the Company on November 11, 2004. The New 2003 Plan is intended to enable the Company to issue awards under varying tax regimes, including without limitation
(i) pursuant and subject to the provisions of the Tax Ordinance; (ii) incentive stock options within the meaning of Section 422 of the Code; (iii) nonqualified stock options; (iv) shares of restricted stock; and (v) other share-based awards. Apart from issuance under the relevant tax regimes in the State of Israel and the United States of America, the New 2003 Plan contemplates issuances of awards in other jurisdictions, with respect to which the Board of Directors is empowered to make the requisite adjustments in the New 2003 Plan and set forth the relevant conditions in the Company's agreement with the grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

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

REVISIONS TO THE TAX ORDINANCE

The Tax Reform created a new tax structure for taxing stock or stock options that the Company grants to its Israeli employees, while the existing tax structure will continue to apply to the issuance of options to external service providers and to the controlling owners of the Company, who are not considered to be `employees' of the Company for the purposes of Section 102 of the Tax Ordinance. As a general rule, a company can choose to issue options or shares through a trustee or without a trustee. If such company chooses the trustee track, it must further opt for either the `ordinary income track' or the `capital gains track' and this decision is then binding on the company and on all similarly situated office-holders for the subsequent two years.

We have chosen to issue shares and options through a trustee, who has been authorized by the tax authorities in accordance with and for the period set by law and, as a result, neither the issuance of shares or options to those of our eligible employees, nor the exercise by such employees of their options, will be taxable. The tax will be imposed only when the shares are sold by the trustee or transferred to the employee, whichever is earlier. We have notified the tax authorities of our opting for the `capital gains track' in accordance with the requirements of the Tax Ordinance.

As a result of our choosing the `capital gains track,' in the event that the trustee holds the shares until the end of the required holding period, which is at least 2 years from the end of the tax year in which the shares or options were issued to the trustee, the value of the benefit to the employee will be considered to be capital gain and he or she will be taxed at a rate of 25%. In addition, we will not be able to deduct expenses for tax purposes. As our Ordinary Shares are registered on a stock exchange, a part of the profit that reflects the value of the benefit to the date of issuance will be considered as ordinary income by the employee and we will be able to deduct this as a salary expense, with the balance being deemed as capital gains and taxable at 25% which we will not be able to deduct as an expense. Had we chosen the `ordinary income (employment income) track', the employee would have been considered as having received employment income in an amount equal to the benefit (consideration at date of sale, less share option exercise price and expenses from the purchase and sale). We would then have been entitled to deduct as a salary expense, the same amount as the employee would have received in income. The required holding period by the trustee under the `ordinary income (employment income) track' is one year from the end of the tax year in which the options or shares were issued to the employee.

THE EMPLOYEE STOCK PURCHASE PLAN -- GLOBAL NON-U.S. (THE "GLOBAL ESPP PLAN"); AND THE EMPLOYEE STOCK PURCHASE PLAN -- U.S. (THE "U.S. ESPP PLAN")

The purpose of the ESPP plans is to enable our employees to purchase M-Systems' shares through accumulated payroll deductions. The Global ESPP plan is available to all of our non-U.S. employees. The U.S. ESPP plan is available to our U.S. employees and contains certain provisions intended to qualify the U.S. ESPP plan as an "employee stock purchase plan" under Section 423 of the Code.

The terms of our ESPP plans (both Global and U.S.) provide that any of our employees (with certain restrictions in the U.S. ESPP Plan), if he or she so chooses, can elect before any "Offering Period" to have any whole percentage between 1% and 10% deducted from his salary and allocated to buy M-Systems shares. An "Offering Period" is a six-month period, with a new Offering Period beginning on May 15 and November 15 each year (unless changed by the Board of Directors). The price of the shares purchased by the employee -- i.e., the number of shares that he will receive in return for the amounts deducted from his salary over the six-month Offering Period -- will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid for of M-Systems' shares on (1) the first day of the Offering Period; or (2) the last day of the Offering Period.

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


                                                                         ORDINARY SHARES
                                                                        BENEFICIALLY OWNED
                 NAME                                                  NUMBER       PERCENT
---------------------------------------------------------------       ---------    ---------
Dov Moran                                                             2,263,542       6.29%
RS Investment Management Co. LLC (1)(2)                               2,882,235       8.00%
Federated Investors, Inc. (Asset Management) (2)                      1,882,400       5.23%
All directors and executive officers as a group (8 persons) (3)       3,746,745      10.41%

The following table lists the significant changes in the percentage ownership held by any major shareholders during the past three years:

       NAME OF SIGNIFICANT SHAREHOLDER                       EFFECT OF CHANGE                      YEAR OF CHANGE
-------------------------------------------------    -------------------------------------        ----------------

Federated Investors, Inc. (Asset Management) (2)     increased its shareholdings beyond 5%             2004

Fidelity Investments (2)                             increased its shareholdings beyond 5%             2003
                                                     decreased its shareholdings beneath 5%            2004

Viking Global Investors LP (2)                       increased its shareholdings beyond 5%             2004
                                                     decreased its shareholdings beneath 5%            2004

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

     (2) Numbers and percentages are based on information provided to the Company from outside sources. We are unable to give accurate percentages of each entity's holdings.

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

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

     o    a breach of his/her duty of care to us or to another person;

     o a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

     o    a financial liability imposed upon him/her in favor of another person.

INDEMNIFICATION OF OFFICE HOLDERS. Our Articles of Association provide that we may indemnify an office holder against:

     o a financial liability imposed on him/her in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his/her capacity as an office holder;

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him/her by a court in proceedings we institute against him/her, instituted on our behalf, or instituted by another person, in each case relating to an act performed in his/her capacity as an office holder; and

     o reasonable litigation expenses relating to an act performed in his/her capacity as an office holder, including attorneys' fees, expended by the office holder or charged to him/her by a court in a criminal proceeding from which he/she was acquitted, or a criminal proceeding in which he/she was convicted for a criminal offense that does not require proof of intent.

Our Articles of Association also include:

     o authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

     o    authorization to indemnify retroactively an office holder.

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

LEGAL PROCEEDINGS

Other than the litigation set forth below, we are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company:

TREK

M-Systems and a number of its distributors in Singapore are in litigation with Trek Technology (Singapore) Pte Ltd. a company registered in Singapore ("Trek"). In April 2002, Trek received a patent in Singapore for a "Portable Data Storage Device". Trek immediately issued `Cease and Desist' letters to several companies, including M-Systems' distributors in Singapore alleging that M-Systems' DiskOnKey product infringed its patent. M-Systems asked Trek to withdraw its letters and was refused. Consequently, On May 17th, 2002 M-Systems filed a lawsuit against Trek for groundless threats and on May 20th, 2002 Trek filed a lawsuit against M-Systems' distributors (and later M-Systems itself) for patent infringement. M-Systems is under a contractual obligation to indemnify these distributors and we represent them in the pending litigation.

The trial was held in mid-2004. On May 12, 2005, the High Court ruled in favor of Trek in respect of its application to amend its patent and in respect of its claim for patent infringement against us and our distributors in Singapore. The High Court also dismissed our claim against Trek for making groundless threats of patent infringement as well as our counterclaim to invalidate the Trek patent. We have one month from May 12, 2005 to file a notice of appeal indicating that we intend to appeal. As of May 12, 2005, we already have an appeal pending against an earlier procedural decision of the High Court which wasn't addressed yet.

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

If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under the Investment Law (see item 10.E below the paragraph titled "Law for the Encouragement of Capital Investments, 1959"), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the `approved enterprise' status granted to us under the Investment Law, to Israeli taxes to which the income would not otherwise be subject. We have decided to reinvest permanently the amount of tax-exempt income derived from our approved enterprises and not to distribute such income as dividends. In the event that we decide to pay a cash dividend from income that is tax exempt, we would be liable for corporate tax on the amount distributed at the rate of 20%. Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.


                             B. SIGNIFICANT CHANGES

- NOT APPLICABLE

ITEM 9.   THE OFFER AND LISTING


                          A. OFFER AND LISTING DETAILS


4. The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated:

  YEARLY FIGURES
  --------------
                                           High            Low
                                          -----------------------
     2000:*                               $ 44.25        $ 11.94
     2001:                                $ 16.56        $  3.92
     2002:                                $ 12.59        $  4.95
     2003                                 $ 22.49        $  5.20
     2004                                 $ 23.15        $ 11.50

  QUARTERLY FIGURES
  -----------------

  2003:                                    High            Low
                                          -----------------------
     First Quarter                        $  8.25        $  5.20
     Second Quarter                       $ 11.72        $  6.00
     Third Quarter                        $ 17.61        $ 11.43
     Fourth Quarter                       $ 22.49        $ 15.73

  2004:
     First Quarter                        $ 22.00        $ 16.86
     Second Quarter                       $ 23.15        $ 13.55
     Third Quarter                        $ 16.50        $ 11.50
     Fourth Quarter                       $ 19.99        $ 13.85

  2005:
     First Quarter                        $ 26.06        $ 18.65

  MONTHLY FIGURES
  ---------------

    2004-2005:                              High           Low
     Most Recent 6 months:                -----------------------
     November 2004                        $ 16.85        $ 13.85
     December 2004                        $ 19.99        $ 16.45
     January 2005                         $ 20.97        $ 18.65
     February 2005                        $ 24.73        $  20.4
     March 2005                           $ 26.06        $ 21.54
     April 2005                           $ 23.54        $ 19.45

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

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

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

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

     o    Any amendment to the Articles of Association;

     o    An increase in the company's authorized capital;

     o    A merger; or

     o Approval of some of the acts and transactions that require shareholder approval.

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

MODIFICATIONS OF SHARE RIGHTS

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Company's Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, and voting on the issue approve the change. Our Articles of Association differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of at least 50% of the voting power of the affected class represented at the meeting and voting on the change. Our Articles of Association require for quorum at a meeting of a particular class of shares the presence of two shareholders holding at least 25% of the voting power of that class. Our Articles of Association - may be amended by majority of the voting power of our Company represented at a shareholders meeting and voting thereon, except that the provisions of our Articles of Association relating to mergers and acquisitions can only be amended by a vote of 75% of the voting power of our Company represented at a meeting and voting thereon.

SHAREHOLDERS MEETINGS AND RESOLUTIONS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our Board of Directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of directors of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

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

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISIONS

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger. Our Articles of Association require approval of a merger or acquisition by a vote of the 75% of our Company's voting power, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or by any person holding at least 25% of such other party are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholders' approval of the merger in each of the merging companies.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

On December 31, 2003, we entered into a Strategic Agreement with Samsung which broadened our relationship with Samsung (see Item 4.B above the paragraph titled "Relationship with Toshiba and Samsung").

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


GENERAL CORPORATE TAX STRUCTURE

Israeli companies are subject to corporate tax. The corporate tax rate was reduced, in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective rate of tax of a company that derives income from an `approved enterprise' (as referred to below) may be considerably lower (see in this Item 10.E below the paragraph titled "Law for the Encouragement of Capital Investments, 1959").

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the `Tax Reform', came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

     o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

     o Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of our Ordinary Shares, see "Capital Gains Taxes on Sales of our Ordinary Shares" below;

     o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

     o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

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

An industrial company may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date of commencement of operation and the number of work shifts. An industrial company owning an `approved enterprise' may choose between such special depreciation rates and the depreciation rates available to `approved enterprises'.

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

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an `approved enterprise'. Each certificate of approval for an `approved enterprise' relates to a specific investment program delineated both by its financial scope, including its capital resources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific `approved enterprise'. If a company has more than one approval, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Most of our current production facilities have been granted the status of an `approved enterprise' under the Investment Law, in six separate investment programs. Under the Investment Law, we have chosen the "alternative benefits" option and have waived Government grants in return for a tax exemption. These programs provide us with the tax benefits described below. Under the terms of our `approved enterprise' programs, our income from `approved enterprises' will be tax exempt for periods of 2-4 years (except with respect to income from our Omer facility, which will be tax-exempt for 10 years), commencing with the year in which we first earn taxable income from the relevant `approved enterprise', and is subject to a reduced tax rate for an additional period of up to a total of ten years from when the tax exemption began. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of M-Systems' shares held by non-Israelis during that remaining period (the more shares held by non-Israelis, the lower the tax rate). The tax benefits periods described above will end upon the earlier of (a) 12 years from the year of commencement of production, or (b) 14 years from the year of approval of `approved enterprise' status).

A company that has elected the alternative package of benefits, like we have, and that subsequently pays dividend out of income derived from the `approved enterprise' during the tax exemption period, will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our Ordinary Shares). The dividend recipient is taxed at the reduced rate applicable to dividends from `approved enterprises' (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter.

The Investment Law also provides that an `approved enterprise' is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

Any future applications we make to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives we set forth in such applications and on certain financial criteria. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an `approved enterprise' are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described below. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. We believe that our `approved enterprises' operate in substantial compliance with all of these conditions and criteria.

As of December 31, 2004, we generated a total of approximately $ 35 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date. The tax benefits granted to an `approved enterprise' are not available to us with respect to the income of our subsidiaries. The actual amount of the benefits associated with the `approved enterprise' program will depend upon a number of factors, including whether these tax incentives are renewed or if the tax authorities successfully challenge the manner in which profits are recognized among our subsidiaries or within specified tax jurisdictions.

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

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

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

WITHHOLDING AND CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an `approved enterprise', on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of Ordinary Shares who is a U.S. resident (as defined in the treaty) is 25%.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material United States federal income tax consequences to a holder of our Ordinary Shares, referred to for purposes of this discussion as a "U.S. Holder", that is:

     o    A citizen or resident of the United States;

     o A corporation created or organized in or under the laws of the United States or of any state thereof;

     o An estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     o A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase Ordinary Shares. This summary considers only U.S. Holders that will own Ordinary Shares as capital assets.

This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

     o    Taxpayers who are broker-dealers or insurance companies;

     o    Taxpayers who have elected mark-to-market accounting;

     o    Tax-exempt organizations;

     o    Financial institutions or "financial services entities";

     o Taxpayers who hold Ordinary Shares as part of a straddle, "hedge," "Constructive sale transaction," "conversion transaction" or other integrated transaction;

     o Taxpayers who own directly, indirectly or by attribution at least 10% of our voting power; and

     o    Taxpayers whose functional currency is not the U.S. dollar.

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


TAXATION OF ORDINARY SHARES

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

Except as provided under the paragraph below titled "Tax Consequences of Passive Foreign Investment Company (PFIC) Status," a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including the amount of foreign taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset. We do not intend to calculate our earnings for U.S. Federal Income Tax purposes. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital under the rules set forth above.

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

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

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


TAXATION OF THE DISPOSITION OF ORDINARY SHARES

Except as provided under the paragraph below titled "Tax Consequences of Passive Foreign Investment Company (PFIC) Status," upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. If, as anticipated, the Ordinary Shares are publicly traded, a disposition of shares will be considered to occur on the "trade date," regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

TAX CONSEQUENCES OF PASSIVE FOREIGN INVESTMENT COMPANY (PFIC) STATUS

We will be deemed a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our Ordinary Shares. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

     o Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for Ordinary Shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     o The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of Ordinary Shares will also be treated as an excess distribution and will be subject to tax as described above.

     o The tax basis in shares of our stock that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower than fair market value.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a `qualified electing fund' ("QEF") in the first taxable year in which the U.S. Holder owns Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share or the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share or the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

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

A U.S. Holder of PFIC stock which is marketable stock (e.g. regularly traded on Nasdaq) publicly traded could, instead of making a QEF election, elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent or net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

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

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


- NOT APPLICABLE


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


- NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES


(a) Disclosure Controls and Procedures - The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2004. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

(b) - NOT YET APPLICABLE

(c) - NOT YET APPLICABLE

(d) Changes in Internal Control Over Financial Reporting - There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.   [Reserved]


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Yossi Ben Shalom (See in Item 6.A "Directors and Senior Management" synopsis of Mr. Ben Shalom's biography).

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES


- NOT APPLICABLE


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 23, 2005, the District Court of Tel-Aviv - Jaffa approved the Company's request to repurchase its shares which are traded on Nasdaq for an aggregate sum that will not exceed $ 30 million. The Company has not made a final decision as to whether it will, in fact, repurchase any of its shares.

                                    PART III



ITEM 17.   FINANCIAL STATEMENTS


- NOT APPLICABLE


ITEM 18.   FINANCIAL STATEMENTS


See Consolidated Financial Statements, attached to this annual report as Exhibit 15(a).4.

ITEM 19. EXHIBITS


1.1             +     M-Systems' Memorandum of Association, as amended

1.2             ++    M-Systems' Articles of Association, as amended

4(a).1         +++    Form of Warrant for Purchase of Ordinary Shares, dated
                      July 23, 1999

4(a).2          ++    Purchase Agreement made as of September 17, 2000 between
                      Fortress U&T Ltd. and M-Systems Flash Disk Pioneers Ltd.

4(a).4          *     Development and Supply Agreement dated April 18, 2001 by
                !!    and between Atmel Rousset, Atmel Sarl, and M-Systems
                      Flash Disk Pioneers Ltd.

4(a).5          **    Master Purchase Agreement dated August 10, 1998 by and
                !!    between Toshiba America Electronic Components, Inc. and
                      M-Systems, Inc.

4(a).6          *     Amendment to the Master Purchase Agreement dated August
                      23, 2002 by and between Toshiba America Electronic
                      Components, Inc. and M-Systems, Inc., as entered into by and between Toshiba Corporation and M-Systems Flash Disk
                      Pioneers Ltd.

4(a).7          **    Development and License Agreement dated June 25, 2002 by
                !!    and between Toshiba Corporation and M-Systems Flash
                      Disk Pioneers Ltd.

4(a).8         ***    Patent License Agreement dated July 15, 2003 by and
                !!    between Toshiba Corporation and M-Systems Flash Disk
                      Pioneers Ltd.

4(a).9         ***    Ordinary Shares Purchase Agreement dated July 15, 2003 by
                !!    and between Toshiba Corporation and M-Systems Flash Disk
                      Pioneers Ltd.

4(a).10        ***    New Master Purchase Agreement dated July 15, 2003 by and
                !!    between Toshiba Corporation and M-Systems Flash Disk
                      Pioneers Ltd.

4(a).11        ***    XDOC Development and License Agreement dated July 15, 2003
                !!    by and between Toshiba Corporation and M-Systems Flash
                      Disk Pioneers Ltd.

4(a).12        ***    Strategic Agreement dated December 31, 2003 by and between
                !!    Samsung Electronics Co., Ltd., and M-Systems Flash Disk
                      Pioneers Ltd.

4(a).13         !!    Standard Nand Supply Agreement dated as of October 1, 2003 by and between Toshiba Corporation and [a third party]

4(a).14         !!    Product Supply Agreement dated as of October 1, 2003 by
                      and between Toshiba Corporation and M-Systems Flash Disk
                      Pioneers Ltd. and [a third party]

4(a).15        ****   Purchase Agreement dated March 17, 2005 by and between
                      M-Systems Finance Inc., M-Systems Flash Disk Pointers Ltd.
                      and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets Inc.

4(a).16        ****   Registration Rights Agreement dated March 23, 2005 by and
                      between M-Systems Finance Inc., M-Systems Flash Disk
                      Pointers Ltd. and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets
                      Inc.

4(a).17        ****   Senior Indenture dated March 23, 2005 by and between
                      M-Systems Finance Inc., M-Systems Flash Disk Pointers Ltd.
                      and The Bank of New York Trust Company, N.A.

4(b)(i)        ++++   Share Purchase Agreement dated May 1st, 2003, by and
                      between M-Systems Flash Disk Pioneers Ltd. And Dr. Hans
                      Wagner

8            ****     List of M-Systems' Subsidiaries and where they are
                      incorporated

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

         **** Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated by reference herein.

             !! Portions of the agreement and/or exhibits have been omitted pursuant to a request for confidential treatment provided to the SEC.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on the 20th day of April, 2006.


                                  M-SYSTEMS FLASH DISK PIONEERS LTD.

                                  By:  /s/ Dov Moran
                                       -----------------------------------------
                                       Dov Moran,
                                       President and Chief Executive Officer