Form 20-F
period 2005-12-31
M-SYSTEMS FLASH DISK PIONEERS LTD
filed 2006-07-17
CIK 895361

Commission File No. 1-11712

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: _________

msystems Ltd.
(Exact name of registrant as specified in its charter and translation into English)

State of Israel
(Jurisdiction of incorporation or organization)

7 Atir Yeda St., Kfar Saba, Israel 44425
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value of NIS 0.0010
Title of each class

Securities for which there are a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005               36,865,457 Ordinary shares, par value NIS 0.001 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

          ☒  Yes           ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

          ☐  Yes           ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

          ☒  Yes           ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

          ☒  Large accelerated filer     ☐  Accelerated filer      ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

          ☐  Item 17          ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act)

          ☐  Yes                ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

          ☒  Yes                ☐  No

PRELIMINARY NOTE

THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS. STATEMENTS LOOKING FORWARD IN TIME ARE INCLUDED IN THIS ANNUAL REPORT PURSUANT TO THE “SAFE HARBOR” PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THEY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE OUR ACTUAL RESULTS IN FUTURE PERIODS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE PERFORMANCE SUGGESTED HEREIN, INCLUDING ALL OF THE RISKS AND UNCERTAINTIES DISCUSSED BELOW IN ITEM 3.D “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. FURTHERMORE, WE OPERATE IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND THE COMPANY’S CONTROL. FUTURE EVENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN, CONTEMPLATED BY OR UNDERLYING THE FORWARD-LOOKING STATEMENTS AND THUS RELIANCE SHOULD NOT BE PLACED ON THESE FORWARD-LOOKING STATEMENTS, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. IN THE CONTEXT OF THE FORWARD-LOOKING INFORMATION PROVIDED IN THIS ANNUAL REPORT AND IN OTHER REPORTS, PLEASE REFER TO THE DISCUSSIONS OF RISK FACTORS DETAILED IN, AS WELL AS THE OTHER INFORMATION CONTAINED IN, THIS ANNUAL REPORT AND OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE URGE YOU TO CONSIDER THAT STATEMENTS THAT USE THE TERMS “BELIEVE,” “DO NOT BELIEVE,” “EXPECT,” “PLAN,” “INTEND,” “ESTIMATE,” “ANTICIPATE,” “PROJECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE BASED ON ASSUMPTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES.

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

RESTATEMENT

THE COMPANY’S BOARD OF DIRECTORS APPOINTED A SPECIAL COMMITTEE COMPRISED OF EXTERNAL DIRECTORS TO REVIEW PRIOR STOCK OPTION GRANTS. THE FINDINGS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE ACTIONS TAKEN IN RESPONSE BY THE BOARD OF DIRECTORS ARE DISCLOSED IN ITEM 5 OF THIS ANNUAL REPORT.

BASED ON THE SPECIAL COMMITTEE’S FINDINGS, IN THIS ANNUAL REPORT THE COMPANY RESTATES ITS FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2005 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2005 AND REVISES (OR GIVES EFFECT TO REVISIONS OF) CERTAIN FINANCIAL INFORMATION AS OF DECEMBER 31, 2003 AND AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999, 2000, 2001 AND 2002 TO RECOGNIZE PRIMARILY NON-CASH STOCK-BASED COMPENSATION EXPENSE WHICH HAS NOT PREVIOUSLY BEEN ACCOUNTED FOR IN THE COMPANY’S PREVIOUSLY ISSUED FINANCIAL STATEMENTS. THE COMPANY IS ALSO REVISING FOR THE SAME REASON, IN A SEPARATE REPORT, PREVIOUSLY ISSUED FINANCIAL INFORMATION AS OF AND FOR THE QUARTER ENDED MARCH 31, 2006. ACCORDINGLY, THE COMPANY’S PREVIOUSLY ISSUED FINANCIAL STATEMENTS FOR EACH OF THE YEARS 1999 THROUGH 2005, INCLUSIVE, ANY RELATED REPORTS OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ANY PREVIOUSLY FURNISHED FINANCIAL INFORMATION FOR EACH OF THE QUARTERS INCLUDED IN SUCH YEARS AND FOR THE QUARTER ENDED MARCH 31, 2006, SHOULD NO LONGER BE RELIED UPON.

SEE ITEM 5, “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – INTERNAL REVIEW OF STOCK OPTION GRANTS AND RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS.”

PART I

Unless the context otherwise requires, all references in this annual report to “msystems”, “we”, “our”, “us” and the “Company” refer to msystems Ltd. and its consolidated subsidiaries. References to “dollars” or $ are to United States dollars.

All references herein to “Ordinary Shares” shall refer to our Ordinary Shares, nominal value 0.001 New Israeli Shekel per share.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

– Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

– Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following summary selected consolidated financial data was derived from our audited Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Commencing with our 2004 results, we adopted a new presentation method for our consolidated statement of operations. See Item 5A: “Operating Results -- Overview” for a further description. See Item 5A “Operating Results – Internal Review of Stock Option Grants and Restatement of Consolidated Financial Information” for a discussion of our restatement of various financial information reflected in this Annual Report.

This data should be read in conjunction with, and are qualified in their entirety by, our audited Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to “Item 5: Operating and Financial Review and Prospects.”

Summary Consolidated Financial Information

	Year ended December 31,

	2001	2002	2003	2004	2005

	(restated)	(restated)	(restated)	(restated)	(restated)

Statement of Operations Data:

Revenues	$44,678	$64,817	$130,054	$416,560	$614,983

Costs and expenses:
Cost of goods sold (1)	60,716	44,553	93,375	303,529	462,427
Research and development, net (1)	13,821	12,421	15,860	25,895	38,417
Selling and marketing (1)	13,267	13,480	21,148	32,702	35,964
General and administrative (1)	4,243	4,183	5,577	7,630	12,816
In-process research and development write off	–	–	–	–	2,460

Total costs and expenses	92,047	74,637	135,960	369,756	552,084

Operating income (loss)	(47,369)	(9,820)	(5,906)	46,804	62,899
Financial income, net	4,628	2,619	2,711	3,920	8,688
Other income (expenses), net	(1,193)	–	131	183	6,325

Income (loss) before taxes on income	(43,934)	(7,201)	(3,064)	50,907	77,912
Taxes on income	–	–	–	–	156

Income (loss) after taxes on income	(43, 934)	(7,201)	(3,064)	50,907	77,756
Equity in losses of an affiliate	–	–	–	–	(3,146)
Minority interest in losses (earnings) of subsidiaries	–	–	117	(30,378)	(26,236)

	Year ended December 31,

	2001	2002	2003	2004	2005

	(restated)	(restated)	(restated)	(restated)	(restated)

Net income (loss)	$(43,934)	$(7,201)	$(2,947)	$20,529	$48,374

Basic net earnings (loss) per share	$(1.64)	$(0.27)	$(0.10)	$0.60	$1.34

Diluted net earnings (loss) per share	$(1.64)	$(0.27)	$(0.10)	$0.56	$1.20

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	26,715,683	26,953,410	28,178,228	34,195,642	36,164,979
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	26,715,683	26,953,410	28,178,228	36,347,941	40,838,695

(1) Stock-based compensation expense is included in the following line items:

	2001	2002	2003	2004	2005

	(restated)	(restated)	(restated)	(restated)	(restated)
Cost of goods sold	$143	$138	$261	$209	$191
Research and development	531	447	1,146	1,061	961
Selling and marketing	1,131	927	1,700	1,389	1,257
General and administrative	330	183	725	726	673

Total	$2,135	$1,695	$3,832	$3,385	$3,082

Summary Consolidated Financial Information (Cont.)

		As of December 31,

	2001	2002	2003	2004	2005

	(restated)	(restated)	(restated)	(restated)	(restated)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits, short-term and long-term marketable securities	$97,236	$94,094	$79,807	$181,037	$186,334
Working capital	87,250	70,277	65,778	215,045	169,280
Total assets	145,451	148,202	180,488	343,488	567,732
Shareholders’ equity	133,037	128,270	140,576	264,779	330,139

B. CAPITALIZATION AND INDEBTEDNESS

– Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

– Not applicable

D. RISK FACTORS

          You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have incurred losses in the past, and we may incur additional losses in the future.

          We have incurred losses in prior periods and from our inception through September 30, 2005 carried an accumulated deficit. We operate in a volatile industry, and our results can be significantly influenced by numerous dynamic factors, including changes in consumer demand, component availability and pricing and general competitive pressures. We cannot assure you that we will be able to maintain our current profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely affect the price of our securities.

          Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Our operating results are subject to various factors that are outside of our control and which are difficult to predict, including expected demand, supply conditions, industry trends, competitive factors and decisions made by our suppliers, partners and customers. These fluctuations may cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our securities could be adversely affected.

Our relative mix of products varies quarterly, which can negatively affect our gross margins and profitability.

Our product mix varies quarterly, which affects our overall gross margins and profitability. Each of our products has different gross margins, which vary quarterly based on market dynamics, competition, our average selling prices, our cost of materials and the supply and availability of flash memory components. To the extent the percentage of our revenues derived from lower margin products increases in any given period, our overall gross margins will decline for that period. Revenues derived from our non-product revenue sources – specifically license fees and royalties – carry no associated cost of goods sold. Consequently, if our non-product revenues decrease as a percentage of our total revenues, our gross margins and profitability could be adversely affected. Depending on the relative mix of sales of our products and the relative contribution of our product and non-product revenues, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter, which could adversely affect our profitability.

Our target markets tend to be large and characterized by high growth, and therefore experience intense competition, leading to reduced gross margins and decreased profitability.

          Fast growing and large markets frequently attract competition, including from large U.S. and international companies, which can lead to loss of market share, increased pricing pressures, including drastic price decreases, and compression of margins. Our target markets tend to be large, and have experienced, and may continue to experience, rapid growth. In particular, the USB flash drive market has experienced significant growth, which has attracted numerous competitors, leading to aggressive price competition and low gross margins. To the extent our competitors drastically reduce prices and such price reduction is not accompanied by a proportional reduction in the prices for flash memory components from our suppliers, our gross margins would suffer, which could negatively affect our profitability. Similarly, the multimedia mobile handset market has experienced significant growth and become increasingly competitive, leading to pricing pressure and margin compression. Some of our competitors, such as flash memory manufacturers and companies that own fabrication facilities, have a significant cost advantage over us, which they could exploit to our detriment to the extent they decided to compete more aggressively in our markets. To the extent we continue to target large or fast growing markets, we are likely to experience significant competition and pricing pressures, which may lead to loss of market share and loss of revenues, which could adversely affect our profitability.

Our sales to larger customers often have lower associated gross margins, which could negatively affect our profitability.

          We primarily target our products to a relatively small group of large original equipment manufacturers, or OEMs, and consumer electronics companies, who purchase in higher volumes. There is intense competition for these customers. Because of this competition and the bargaining position of these customers, such customers generally have greater leverage than us in negotiating the terms of the purchase of our products, which has resulted in pricing pressures on us and in lower gross margins. To the extent our sales to these or other larger customers represent a greater portion of our total sales, our gross margins will be lower, which could continue to negatively affect our profitability.

We depend on mDrive and mDOC products for the vast majority of our sales. As a result, our business will suffer if demand for any of these products declines.

          The vast majority of our revenues are generated from sales of mDrive products (our USB flash drive products, formerly named DiskOnKey) and mDOC products (our embedded flash drive products, formerly named Mobile DiskOnChip). If demand for any of these products declines and we cannot develop new products to offset this decline, or if the new products that we develop are not successful in the market, our sales will decline. Any significant decrease in the sales of our mDrive or mDOC products will have an adverse effect on our business, financial condition and results of operations.

Demand for increasingly higher capacity data storage may decline, which could cause our sales to decline.

          Our target markets have enjoyed significant growth, driven in part by the decline in prices for flash memory components, which in turn has enabled us to offer higher capacity storage at lower prices. A portion of the growth in our sales to the USB flash drive market is attributable to consumers replacing their existing personal data storage medium with higher capacity data storage, as the prices for higher capacity storage decline. Similarly, a portion of the growth in our sales to the multimedia mobile handset market is attributable to consumers demanding applications in handsets that require high capacity data storage, such as embedded digital cameras and MP3 playback functionality. However, the demand for increasingly higher capacity storage may diminish as consumers achieve sufficient capacity for their data storage applications. In lieu of upgrading to higher data storage capacities, consumers may opt to buy lower capacity data storage products at lower prices, or entirely forego replacing their existing high capacity data storage medium or device. To the extent consumer demand for higher capacity data storage declines, our sales could decline, which could have an adverse affect on our business and results of operations.

The license fees and royalties payable to us from third parties vary quarterly and may decline in the future, which would adversely affect our gross margins and results of operations.

          The license fees and royalties payable to us from our patent cross license and other agreements with third parties are often variable and can fluctuate from period to period, which makes it difficult to predict our license fees and royalty revenues. Our intellectual property strategy includes licensing our patents and technology to third parties. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from license fees and royalties can fluctuate significantly from quarter to quarter as a portion of this income comes from royalties based on actual sales by our licensees. As a result, our license and royalty revenues have fluctuated in the past and will likely continue to fluctuate in the future. Because license and royalty revenues have no associated cost of goods sold, our gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. In addition, our license and royalty revenues may decline in the future as our existing cross license or other agreements expire or caps are reached or if any of these agreements are terminated prior to expiration, which could adversely affect our results of operations. For example, as a result of our recent termination of our agreement with Samsung Electronics Co., Ltd., Samsung’s obligation to pay license fees to us has expired, which we expect to have a negative effect on our gross margins.

The effect on our results of operations from the Venture with Toshiba depends upon various factors, which can fluctuate significantly from quarter to quarter and which could adversely affect our results of operations.

          In the USB flash drive market, we generate a portion of our revenues through the Venture with Toshiba,. The Venture is designed, among other things, to enable us and Toshiba to benefit from a portion of each party’s respective sales of USB flash drives. We consolidate the results of the Venture, although we only reflect in our net income our proportional share of the Venture’s net income. The Venture’s effect on our results of operations depends upon various factors, including the sales of USB flash drives from the Venture to Toshiba, Toshiba’s sales of USB flash drives to its customers, potential alternate sourcing of USB flash drives by Toshiba and the Venture’s cost of purchasing flash memory components from Toshiba. These factors had in the past and could in the future fluctuate significantly from quarter to quarter, which could adversely affect our results of operations. In addition, if Toshiba manufactures less NAND flash memory components, reduces its sales activity in the USB flash drive market in the future, reduces its USB flash drive activities through the Venture, experiences an increase in its manufacturing costs for the flash components or experiences a decrease in its manufacturing yields for the flash components, or if our agreements with Toshiba in connection with the Venture were to be modified, or terminated, or if Toshiba does not comply with its obligations towards us under such agreements, our results of operations could be adversely affected.

If the Venture’s revenues, gross margins or operating income attributable to its sales to Toshiba decline, our operating results will be adversely affected.

          We consolidate the results of the Venture. Our revenues, gross margins and operating income are therefore affected by the revenues, gross margins and operating income of the Venture. A portion of the revenues of the Venture, which historically has represented approximately half of the Venture’s revenues, is attributable to the Venture’s sales to Toshiba. We have limited visibility of the Venture’s sales to Toshiba, which can vary from quarter to quarter. To the extent there is a decline in the Venture’s revenues, gross margins or operating income attributable to its sales to Toshiba, our revenues, gross margins and operating income will be adversely affected.

Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price or in the availability of flash memory components.

          For most of our products, we rely to a significant extent on the purchase of flash memory components, or custom made products incorporating flash memory components, from third party manufacturers. As a result, we are exposed to the risks associated with the ongoing volatility in the price of flash memory components and constraints in its supply.

•

If the price of flash memory components declines, the value of our inventory may fall, requiring us to write down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins.

In particular, we expect the number of suppliers of flash memory components to increase in the near term as well as an increase in the manufacturing capacity of current suppliers, either of which could increase the supply of flash memory components in the market and reduce the market prices of these components.

In certain cases, primarily when we depend on a single source supplier, our cost of goods may not decrease proportionately with the decrease in prices of standard flash memory components. However, we will be required to lower our selling prices to match the pricing reductions among our competitors in response to the decrease in flash components prices, leading to lower gross margins, which may result in a decline in our profitability.

•

Alternatively, if the market price for flash memory components increases (for example, as a result of increased demand or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins would decline and we may not be able to sell our products at a profit.

          In addition, in the past, there have been constraints in the supply of flash memory components. If these supply constraints were to recur, our suppliers may not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers. If we are unable to satisfy the requirements of our customers or supply them in the volumes or densities they request, they will likely reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Irrespective of fluctuations in flash component pricing, to the extent we are not able to obtain sufficient supply of flash memory components, our results of operations would be adversely affected.

We may be forced to lower the selling price of our products disproportionately to the price at which we purchase the flash memory components. We may also be forced to sell our products at lower, and in some cases negative, gross margins.

          Certain of our supply agreements include pricing terms for flash memory components that are linked to the cost of manufacturing such components and not to then prevailing market price for flash memory components. If the market price for such flash memory components decreases at a rate faster than the decrease in the cost of manufacturing such components, we may be forced to lower the selling price of our products disproportionately to the price at which we purchase the flash memory components, which may result in our selling our products at lower, and in some cases negative, gross margins, which could negatively affect our profitability.

          From time to time, our terms with some of our customers may provide for prices that are fixed for a certain period. We determine these prices based upon, among other factors, our expectations as to the anticipated decline in the cost of components required to manufacture these products. To the extent costs do not decline in line with our expectations, we would be required to sell our products at lower, and in some cases negative, gross margins, which could negatively affect our profitability.

Our business is seasonal, which may lead to fluctuations in our product sales and could adversely affect our sales and profitability in the first half of our fiscal year.

          Sales of our mDrive and mDOC products are generally subject to the seasonal purchasing patterns of consumer end-users. Due to end-of-year holiday demand, we have historically experienced stronger demand for our mDOC products in the second half of each fiscal year, followed by weaker demand in the first half of the following fiscal year. Similarly, we have experienced stronger demand for our mDrive products in the fourth quarter, followed by weaker demand in the first half of the following year. We expect this seasonality to continue in the future, which, in general, adversely affects our sales and profitability in the first half of our fiscal year.

Excess or obsolete inventory could adversely affect our gross margins.

          We may accumulate a higher level of inventory of raw materials, including flash memory components, and finished goods than we need due to various reasons including:

•	an anticipation of a shortage or end-of-life in components;

•	unrealized sales forecasts;

•	long-term commitments to our suppliers for certain components without back-to-back commitments from our customers to purchase finished products;

•	purchases of inventory to utilize credits under our agreement with Hynix;

•	consignment sales to some of our customers;

•	cancellation of orders from customers; and

•	an anticipation of an increase in prices.

          In the event that we maintain a higher level of inventory than we need, certain components or products, if warehoused for too long, may be devalued due to a decrease in the market value of those components or products, or rendered obsolete, which might cause us to incur an inventory write-off. Any material devaluation or write-off of inventory would have an adverse effect on our business and results of operations.

Consignment sales require us to supply our products to our customers in advance of sales, which could adversely affect our business and results of operations.

          Under some of our customer agreements, we deliver finished goods inventory to our customers in their distribution hubs, where the inventory is held on consignment. Under such agreements, we are obligated to supply in advance based on our customer’s forecasts, but the customer is not obligated to purchase the products until it removes the product from the hub and takes title to the product, which it may do at its discretion. The time lag between our delivery and the customer taking title may be as long as weeks or months. To the extent the price for those products drops during that period, our customers benefit from the lower prices. In an environment of rapidly declining prices for flash memory components and corresponding rapid declines in prices for our products, we are exposed to the risk that our margins and profitability will be adversely affected by extended time gaps between delivery and transfer of title on our consignment sales.

If we continue to grow, our growth may strain our operations infrastructure and our supply chain.

          In recent years, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we substantially increased our employee base during 2004 and 2005, from approximately 362 employees on January 1, 2004 to approximately 822 employees on December 31, 2005, of whom 140 employees joined the company as a result of our acquisition of Microelectronica Espanola, a European SIM card manufacturer, in November 2005. If our growth continues, we will have to continue hiring additional employees. The hiring of new employees requires the allocation of resources for the training and management of the employees, and the integration of the employees into our existing staff. We also will need to identify and manage additional third-party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support our anticipated growth, which could adversely affect our business, financial condition and results of operations.

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

We may not be able to sustain continued growth if we are unsuccessful in attracting and retaining additional qualified personnel.

          Our business’ success depends on our ability to attract and retain highly qualified management, technical, finance and sales and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Further, to the extent we continue to experience rapid growth, we will need management personnel who can effectively manage that growth as well as ensure that our organization adapts effectively to that growth. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate. In the past, we have, from time to time, experienced difficulty hiring the necessary engineering and sales and marketing personnel to support our growth.

Our business depends significantly upon sales of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

          Our mDrive and mDOC products are designed for consumer electronic applications. The consumer market is intensely competitive and price sensitive. Sales of consumer electronic products have historically depended upon consumer discretionary spending. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for our products, or products of our customers which incorporate our products. Softening consumer demand for consumer electronic products has in the past caused a decline in the demand for our products. As a result, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

Our business will be harmed if operating system vendors do not continue to support our software and include our software with their operating systems.

          Our marketing strategy for mDOC relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have an adverse effect on our business, financial condition and results of operations.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products. If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

          Our customers are primarily OEMs and consumer electronics companies who repackage or resell our products under their own private label to consumers or incorporate our products into their own products, which are then sold to consumers. We depend upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase USB flash drives or multimedia mobile handsets from competitors of our customers, our revenues and operating results will be adversely affected.

We may increase our direct sales to retailers, which could increase our costs and adversely affect our results of operations.

          In addition to selling our products to OEMs, we also market our products directly to retailers. To the extent we increase our direct sales to retailers, we will be exposed to additional risks, including potentially losing OEM customers who view our direct sales efforts as competitive, as well as risks inherent in direct sales efforts, such as increased sales and marketing expenditures, having to provide rebates to retailers, and more frequent and rapid selling price declines. If these risks materialize, they could adversely affect our results of operations.

Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

          Our products may contain undetected errors or defects. These could result either from errors or defects in software, components or products designed or manufactured by or for us that we fail to detect, or errors or defects in software, components or products supplied by third parties and which are incorporated into our products. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development and support efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and may prove to be unsuccessful.

          One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies, some of which may be material investments. These investments could disrupt our business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, any investment in another company will subject us to that company’s risks and liabilities.

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

          As part of our growth strategy we may acquire companies, products or technologies in order to expand our existing markets, product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates, that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company’s personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. We may also discover that the acquired company’s business does not meet our expectations, or such business may encounter unforeseen difficulties after completion of the acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, cause us to write down all or a material portion of our investment or otherwise adversely affect our results of operations. We may issue equity securities or securities convertible into equity to pay for any future acquisitions, which could be dilutive to our existing shareholders. We may use our cash to pay for acquisitions, which would reduce our cash reserves. We may also incur indebtedness to finance acquisitions. Furthermore, acquisitions may require one-time charges and can also result in a reduction in our earnings per share, increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

Our acquisition of Microelectronica exposes us to risks associated with integrating a new business into our operations as well as risks associated with the SIM card market.

          In November 2005, we completed the acquisition of Microelectronica. We are in the process of integrating Microelectronica into our operations. The challenges of integrating the business operations of Microelectronica include demonstrating to our and Microelectronica’s customers that the acquisition will not adversely affect our or Microlectronica’s relationships with our respective customers, and persuading our personnel that the companies’ respective business cultures are compatible, and that we can over come differences in language, culture and time zones. To integrate both companies operations successfully, we need to retain the management, key employees and business partners of both companies. If we are unable to effectively complete the integration of the two companies’ operations, technologies and personnel in a timely and efficient manner, we may not realize the benefits we expect from the acquisition and our results of operations could be adversely affected.

          In addition, the SIM card market is significantly influenced by trends in the wireless communications industry. If demand for wireless products and services does not increase, or mobile network operators do not continue to experience positive growth or experience downturns, in particular in Europe and Latin America, our target geographic markets, our SIM card business could be adversely affected. In addition, due to the competitive market environment, suppliers to mobile network operators are under constant pressure to reduce selling prices, which could adversely affect our profitability.

Our target markets are characterized by highly volatile demand, making it difficult for us to plan our operations.

          The USB flash drive market and the mobile handset market are characterized by highly volatile demand, making it difficult for us to plan our inventory levels, production plans and operations. For example, our USB flash drive customers expect us to fill orders quickly, often in as little as two weeks. Our raw materials suppliers, however, particularly those suppliers who supply us with flash memory components, require us to place orders months in advance. We must make commitments to our suppliers in advance of receiving orders from our customers based upon our forecast of expected customer demand. Similarly, our internal production plans and resource allocation are based upon our forecast of expected customer demand. Due to the volatility of demand, we risk over- or under-estimating customer demand in any given period. If we maintain inventory levels or increase production in anticipation of orders that do not materialize, or if we maintain insufficient inventory to meet the actual demand, our profitability will decline.

Sales to a small number of customers represent a significant portion of our revenues. If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

          More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 30% of our revenues in 2003, 38% in 2004, and 33% in 2005, and sales to our top 10 customers accounted for approximately 55% of our revenues in 2003, 64% in 2004 and 62% in 2005. In addition, sales to two of our customers in 2004 and 2005 each represented more than 10% of our revenues in each of those years. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because the substantial majority of our sales are made by means of standard purchase orders rather than long-term commitments, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our mDrive products, a customer can, with relatively little effort and investment, move from our product to a product of a competitor. This, combined with the relative ease with which our customers may terminate their business relationship with us, may cause a severe reduction in sales of our mDrive products over a very short period of time. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Our mDOC products target a small number of potential customers. If these customers decline to purchase our products, we would have a limited market, if any, for sale of these products, which could adversely affect our gross margins and results of operations.

          In the mobile handset market, we manufacture a limited number of versions of our mDOC products to accommodate the handset design parameters of a small number of potential large customers. Due to the size of these customers and their sales forecasts for the handset that will incorporate our product, we endeavor to build a meaningful inventory position in these products in advance of any orders. These customers, however, have no obligation to buy our products. To the extent any of these customers decline to purchase the version we designed because the handset design is not commercialized or is discontinued, we would be left with inventory that would have a limited market, if any, for sale. This could require us to devalue or write-off the inventory, which would adversely affect our gross margins and results of operation.

We customize our mDOC product to meet our customers’ design requirements, exposing us to the risk of obsolete inventory and lower gross margins.

          Our mDOC is incorporated into the design of our customers’ products. We often customize our product by combining the mDOC with other memory chips in a single compact package. After a design win, our customers provide us with forecasts of their anticipated requirements, based on which we produce customized products in anticipation of the customer purchasing our product for their new device. However, the customer is not obligated to purchase our product until it places purchase orders with us, and may decide prior to placing orders not to commercialize their new device, or to order less than initially forecasted, thereby rendering our inventory of customized products or a portion thereof obsolete. Obsolete inventory will reduce our gross margins and could adversely affect our profitability.

Increased operating expense levels will harm our business if our revenues do not grow.

          We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase at least proportionately to our operating expenses, or if revenues decrease or do not meet expectations, and we are not able to reduce our operating expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

We are required to record a compensation expense in connection with stock option grants, which adversely affects our results of operations.

          Option grants have represented a significant element of our compensation package to employees in the past, and we expect to continue to issue options to our employees in the future. We are required to apply the Financial Accounting Standards Board’s (FASB) recently issued accounting Standard FAS No. 123(R), “Shared-Based Payment,” which requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant, which adversely affects our results of operations.

We may be subject to claims relating to the termination by us of our agreement with Samsung.

          On April 6, 2006, we announced that we terminated our December 2003 agreement with Samsung because of Samsung’s failure to abide by its supply commitments under the agreement’s terms. Samsung has indicated to us that it does not believe that we had cause to validly terminate the agreement pursuant to its terms. Although we believe that we validly terminated the agreement, we could be subject to claims made by Samsung related to our decision to terminate the agreement. Any such claims could be costly and could divert the efforts of our key management personnel, and the outcome of any such claim would be uncertain.

RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to grow unless our target markets continue to grow and we are able to meet the changing needs of these markets.

          Sales to the mobile handset and portable device market accounted for approximately $139.8 million of our revenues in 2005, an increase of 100% as compared to 2004, and approximately $69.8 million of our revenues in 2004, an increase of 302% as compared to 2003. Sales to the mobile handset and portable device market are primarily related to the demand for multimedia mobile handsets. We cannot assure you that this market will continue to grow, that our data storage solutions for multimedia mobile handsets will continue to achieve market acceptance, that the supply of flash memory components will be available or that our products will be included in the multimedia mobile handsets that achieve broader market acceptance. Most multimedia mobile handsets currently do not use or need embedded high capacity data storage, and we cannot assure you that the requirement for embedded high capacity data storage in that market will grow or that handset manufacturers and OEMs will select mDOC as their solution for embedded data storage. If sales of multimedia mobile handsets do not continue to grow as anticipated, or if mDOC is not designed into leading multimedia mobile handsets, or if our mDOC products’ prices are not competitive, then sales of our mDOC products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

          Sales to the USB flash drive market accounted for approximately $415.4 million of our revenues of 2005, an increase of 40% as compared to 2004, and approximately $297.2 million of our revenues in 2004, an increase of 275% as compared to 2003. We cannot assure you that this market will continue to grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies, retailers and consumer end-users. If demand for USB flash drives does not continue to grow as anticipated, or the mDrive is not chosen by OEMs, consumer electronic companies, retailers and consumer end-users as their preferred solution, or if our mDrive products’ prices are not competitive, then sales of our mDrive products will decrease or will not grow as anticipated, which could adversely affect our results of operations.

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

          The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period, which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces, and to successfully develop and introduce new and enhanced products on a timely basis, will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers’ requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

We cannot assure you that any new products or technologies we develop will be commercially successful.

          We continually seek to develop new products and technologies. For example, in October 2004, we announced our intention to develop the mSIM MegaSIM card module, a universal subscriber identification management (SIM) card that incorporates high capacity embedded data storage. This product is expected to be commercially available in the second half of 2006, and the market for this product is in its initial stages. We have also announced other new products and technologies, such as our U3 Smart Drives, H3 mDOC, mTrust (previously named Xkey) and, most recently, our x4 technology. We anticipate announcing additional new products and technologies in the future, including products or technologies that could represent advancements over current product and technologies. We cannot assure you that we will be able to successfully utilize the benefits of any new technology to our advantage and that any new products or technologies we develop will be commercially successful. Further, the introduction and market acceptance of new products can at times be related to the adoption of uniform standards for implementation of those products, and customers may delay adopting our products until the standards have been finalized. We do not know if the market for our new products and technologies will develop, if uniform standards will be timely adopted, whether we will be able to compete successfully in the market, or whether the market will be overtaken by competing technologies or other products. For example, specific risks associated with our x4 technology include:

•

difficulties in using 4-bit/cell NAND flash and unforeseen difficulties that flash manufacturers may experience in the production of x4 technology-enabled flash components, including as a result of unexpected changes in the manufacturing process and unexpected delays in the production of such flash components;

•	the failure of manufacturers to realize cost savings through the utilization of the x4 technology; and

•

any failure, delays or difficulties we may experience in negotiating new partnerships with flash manufacturers utilizing our x4 technology that are profitable for us and the risk that such partnerships may ultimately not be profitable for us.

Further, it will take time for our new products and technologies to be accepted and for revenues to be generated from them, if this happens at all. To the extent our new products and technologies do not enjoy market acceptance, we may not be able to recoup our research and development and sales and marketing expenditures on the product or technology.

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

RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND SUBCONTRACTORS

We primarily depend on Toshiba and Hynix for flash memory components. Any shortage or disruption in our supply from our sources, changes in the manufacturing costs of such sources or achievement of lower yield than expected will adversely affect our results.

          Our flash memory based products require flash memory components, which are currently primarily supplied by Toshiba (directly and through the Venture) and Hynix, or with respect to some components, by only one of these suppliers. We expect that we will depend upon our current principal suppliers for a significant portion of our anticipated flash memory requirements for the foreseeable future. While we have secured commitments from our principal suppliers to provide us with a defined amount of flash products, we are at risk to the extent any of our current suppliers:

•	is unable or unwilling to meet, or is otherwise restricted from meeting, our supply needs;

•	fails to comply with its supply commitment to us, in terms of volumes, pricing or the timing of the supply of flash memory components;

•	closes down or downsizes its flash memory components fabrication business;

•	terminates its agreements or supply relationship with us at any time;

•	reduces its flash production;

•	supplies us with flash memory components with a lower than customary yield; • experiences disruption in supply due to natural disaster, power failure, labor unrest or other causes;

•	does not have rights to the intellectual property and/or technology necessary to supply components to us; or

•	does not continue to invest in the necessary advancements to its flash memory technology and flash memory products or fails to meet new technology standards.

Any of these risks could impair our ability to supply products to our customers and cause our business, financial condition and operating results to be adversely affected. As the flash memory components supply commitments that we have secured from our principal suppliers are at times linked to the aggregate production of such components by these suppliers, any reductions in their aggregate flash production may adversely affect us. Further, as a result of our termination of our agreement with Samsung, we may encounter greater challenges in sourcing sufficient flash memory components to meet our needs.

Our gross margins can be adversely affected by the mix of our flash supply sources.

          We have secured commitments from our principal suppliers to provide us with a defined amount of flash memory components and products at attractive terms, which terms vary between suppliers. Each of our agreements with these suppliers has different capacity commitments and pricing terms. The capacity to which we are entitled under each agreement is generally fixed within any given period. Due to our sales growth, we have at times exceeded these defined amounts, which required us to purchase additional flash components from either our current suppliers or other sources at higher prices. Subject to our contractual purchase commitments, we strive to optimize our purchases from our suppliers by first purchasing components from the supplier that offers us the best relative pricing terms, until we exhaust the quantity available to us from that supplier at those terms, and then purchasing from the supplier that offers us the next best pricing terms. As a result, incremental increases in sales in a given period will generally be sourced from a supplier that offers us less attractive pricing terms than our average pricing terms for sales previously made during that period, thereby reducing our overall gross margin.

          Our overall gross margins will vary depending upon the mix and pricing of flash memory components we purchase from our various flash suppliers, changes in the manufacturing costs of our main flash partners and the proportion the total flash memory components we require in any given period in excess of our existing commitments. Unless we are able to secure additional commitments for flash memory components at attractive prices, as our revenues continue to grow, our overall product gross margin will decline, which could reduce our profitability.

We depend on Toshiba as a single source to manufacture certain of our mDOC products, and we may depend on each of Toshiba and Hynix as a single source for other mDOC products. Any delay or disruption in our receipt of these products from Toshiba or Hynix may adversely affect our results.

          At present, Toshiba manufacturers some of our mDOC products. In addition, we are working with Toshiba and Hynix on the joint development of other mDOC products, for which each may be a sole source of supply of these products. For our mDOC products, Toshiba and Hynix supply the flash memory components and in many cases also manufacture and assemble the finished product. If either Toshiba or Hynix were to:

•	breach its obligations under its agreements with us;

•	close down or downsize its flash memory fabrication business;

•

experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes; or

•	for any other reason be unable to sell us mDOC products at competitive prices,

we may be unable to fill our customers’ orders for these products in a timely fashion or at all or be unable to offer these products at competitive prices. This could lead our customers to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. In addition, having a single source for the mDOC might deter mobile handset vendors from accepting our mDOC product line as the data storage solution for their handsets, which would similarly result in lost sales and affect the acceptance of our product in the relevant market.

Increased sales of customized products sourced from Toshiba will decrease our overall gross margins and could have an adverse effect on our results of operations.

          Some of the flash memory products we purchase from Toshiba are customized for us. These customized products are produced with less technologically advanced manufacturing processes than standard flash memory components and therefore have relatively higher manufacturing costs. Due to the relatively higher cost of the customized products we source from Toshiba, these products have relatively lower gross margins. As the proportion of our revenues arising from such products increases, our overall gross margins will decrease, which could have an adverse effect on our results of operations.

We face various risks under our agreement with Hynix, including the potential loss of a significant portion of our $100 million investment under that agreement.

          In August 2005, we entered into an agreement with Hynix under which we purchased approximately $100 million of equipment from several vendors, which was placed at Hynix’s manufacturing facility. Under the agreement, in exchange for the equipment we purchased for Hynix, we are entitled to receive, among other things, credits of an aggregate of $100 million on products that we purchase from Hynix over the term of the agreement. If we fail to purchase from Hynix a minimum amount of products during any quarter, we may relinquish a proportional amount of such credits.

          If the purchase price that we agreed upon in our agreement with Hynix is not as favorable to us as prices offered by other flash vendors, we may (a) elect not to purchase the minimum amount of products from Hynix during any given quarter, in which event we may relinquish a proportional amount of the credits arising from the $100 million that we have invested under the Hynix agreement, or (b) elect to purchase products from Hynix even if we could obtain similar products from third parties at more competitive prices, which may result in lower gross margins.

          While our agreement requires Hynix to purchase the equipment from us upon a termination of the agreement for a purchase price equal to the full uncredited portion of the equipment purchase price, we face a risk that in certain events of termination (such as termination due to bankruptcy or reorganization of Hynix or other reasons, including intellectual property claims, Hynix would not be able to pay us the full uncredited portion of the equipment purchase price. We may also not be able to obtain physical possession of the equipment or be considered a secured creditor of Hynix upon such events. Even if we were to recover possession of the equipment upon termination of the agreement, the market value of the equipment (i.e., the price for which we could sell the equipment to third parties) may be less than the uncredited portion of the equipment purchase price, resulting in a loss to us.

          In any of the events described above, we face a risk of relinquishing a significant portion of the $100 million that we invested in the purchase of equipment and the additional risk of purchasing products from Hynix on unfavorable terms, either of which would have an adverse effect on our financial condition and results of operations.

We may not succeed in finding opportunities to enter into additional supply transactions with flash memory manufacturers, or these transactions may prove to be unsuccessful.In addition, we will need to raise significant financing for these transactions, which financing will likely dilute significantly our shareholders’ ownership percentage in us or impose on us restrictions and covenants.

          In order to secure additional sources of supply for flash memory components on favorable terms, our strategy is to seek to enter into material transactions with flash memory manufacturers. These transactions could take various forms, including pre-payments, equity investments, acquisitions or investments in capital equipment or other cash outlays or commitments. An example of this type of transaction is our agreement with Hynix. We intend to seek to enter into other material transactions with flash memory manufacturers in the future. We will need to raise significant financing to fund these transactions, and we cannot be certain that we will be able to obtain such additional financing on favorable terms, if at all. If additional financing is raised through the issuance of equity securities, the value of our shares may decrease, the ownership percentage of our then current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional financing is raised through issuance of debt securities, we may become subject to various covenants and restrictions that typically accompany debt financing, and complying with such covenants and restrictions may be burdensome. Further, we cannot assure you that we will be successful in entering into such transactions or, upon entering into such transactions, that these transactions will be successful in achieving our objectives of securing additional capacity of flash memory components on favorable terms. Negotiating transactions of this nature requires significant time and efforts on the part of our management and employees, and could be disruptive to our ongoing business. In addition, if we are not successful in entering into such transactions, we may have difficulty securing flash memory components on favorable terms, which could adversely affect our financial condition and results of operations. Moreover, even upon entering into such transactions, if these transactions are not successful, we may lose all or a material portion of our investment and incur additional expenses, which could adversely affect our financial condition and results of operations.

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

          Under the terms of our agreements with Toshiba and Hynix, we are obligated to provide advance rolling forecasts of anticipated requirements for flash memory components and mDOC products. Generally, the estimates for the first few months of each rolling forecast we provide are binding commitments and cannot be cancelled, and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. This limits our ability to react to fluctuations in demand for our products.

          Because a significant portion of our products is sold into the consumer market, it is difficult to forecast future sales accurately. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Some of our customers also require us to commit to having sufficient available supply of products to meet their purchase forecasts, without actually committing themselves to making any purchases until they place binding purchase orders.

          If we underestimate our needs when we place orders, we will be unable to satisfy the requirements of our customers or supply them in the volumes they request. This could lead them to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in a write-down of that inventory due to a drop in flash component prices or obsolescence. Either of these situations could have an adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

          If we are unable to obtain sufficient quantities of flash memory from Toshiba (either directly or through the Venture) or Hynix at competitive prices, or if Toshiba or Hynix are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers’ requirements. As a result of our termination of our agreement with Samsung, we may encounter greater challenges in sourcing sufficient flash memory components to meet our needs. Furthermore, as a result of the significant increase in the demand for our products, our needs for flash components grew significantly and may represent a significant percentage of the flash production of our partners and as a result it will be more difficult for our suppliers to meet our supply needs. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

We depend on a limited number of third party subcontractors to manufacture and assemble our products, and any delay or disruption in the supply of these products will adversely affect our results.

          We are dependent on a limited number of third party subcontractors. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems. In addition, we do not have long-term agreements with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon limited advance notice. At times, some of our subcontractors operate at peak capacity, and may not have available capacity to meet our manufacturing needs. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs, in sufficient volumes and in a timely manner, we will be unable to satisfy the requirements of our customers or supply them in the volumes they request. This could lead our customers to reduce future orders, eliminate us as a supplier or initiate legal proceedings against us for damages. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers.

          In particular, the vast majority of our mDrive products are manufactured and assembled by Global Brands Manufacturing Limited, or GBM, our principal subcontractor. The risks noted above would all apply to GBM. Specifically, if GBM were unable or unwilling to continue to act as our subcontractor, we would not be able to switch our production to another subcontractor without significant advance notice, which could adversely affect our ability to supply mDrive products to our customers. We cannot assure you that we will be successful in agreeing on terms with any additional subcontractor, or that we will be able to timely switch our production to an additional subcontractor should GBM or any other subcontractors be unable or unwilling to continue working with us. In either case, we would be required to qualify new subcontractors, which could take as much as six months or longer, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

          We depend on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the ASIC components used in our mDrive and in some of our mDOC products. For some components, we rely on a single source of supply. For example, Atmel Sarl supplies us with certain ASIC components developed specifically for some of our products. In addition, various third parties are single source suppliers of some off-the-shelf ASIC components. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

          Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

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

          Some of our inventory is held directly by our third party subcontractors or in our OEM customers’ warehouse facilities and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors or OEM customers or that is on consignment with our customers is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers’ orders, which would harm our business, financial condition and results of operations.

RISKS RELATED TO OUR PRIOR STOCK OPTION GRANTS

We have restated our consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 and certain consolidated financial information as of December 31, 2003 and as of and for years ended December 31, 1999, 2000, 2001 and 2002 to recognize primarily non-cash stock-based compensation expense related to prior stock option grants. Our share price has declined and may decline further.

In June 2006, our Board of Directors appointed a special committee to conduct an internal review of prior stock option grants. Based on the Special Committee’s findings that, for accounting purposes, the actual measurement dates of certain past stock option grants differed from the previously determined measurement dates for such grants, we have determined that we should have recognized primarily non-cash stock-based compensation expense which was not previously accounted for in our previously issued financial statements. Accordingly, we have restated our consolidated financial statements as discussed in Item 5A. “Operating Results – Internal Review of Stock Option Grants and Restatemetn of Consolidated Financial Information”. The market price of our shares decreased after our announcement of the commencement of the internal review and our subsequent announcement that we were delaying the filing of our Annual Report and intended to restate certain of our previously issued financial information as described herein. The market price of our shares may decline further following the disclosure contained herein of the details of the restatement and the findings and recommendations of the Special Committee and the actions of the Board of Directors related thereto.

The staff of the Securities and Exchange Commission (the “SEC Staff”) has commenced an informal investigation relating to grants and exercises of our stock options. The outcome of this informal investigation is uncertain and the Securities and Exchange Commission may take action against us and/or our directors, officers, other employees and former employees, which may adversely affect our reputation, business, financial condition and results of operations.

We voluntarily notified the SEC Staff on June 13, 2006 of the commencement of our internal review. Thereafter, we received a letter from the SEC Staff requesting that we voluntarily provide certain documents and information in connection with an informal investigation relating to the grant and exercise of our stock options. We are cooperating fully with the SEC Staff. This investigation will likely consume time of our senior management, may divert their attention from running our business and will cause us to incur related professional expenses, all of which could adversely affect our business, financial condition and results of operations.

The outcome of the SEC Staff’s investigation is uncertain. We cannot assure you that the process, findings and recommendations of the Special Committee or our Board of Directors’ actions with respect to such recomendations will be satisfactory to the SEC Staff. The SEC Staff may in the future take action against us and/or our directors, officers, other employees and former employees, which may adversly impact our reputation, business, financial condition and results of operations. The SEC Staff may also require us to make additional changes to our financial information or other disclosures in respect of previous grants and exercises of our stock options, and those changes may result in further restatements of the financial information for the years restated in this Annual Report and changes in other years or other amendments to previously filed reports. Any further restatement or amendments may adversely affect our reputation, business, financial condition and results of operations.

In addition, other regulatory or law enforcement authorities may also commence investigations relating to grants and exercises of our stock options. Depending on the outcome of any such investigations, such authorities may also take actions against us and/or our directors, officers, other employees and former employees, which may adversely affect our reputation, business, financial condition and results of operations.

Civil law suits may be filed against us and against our directors, officers, other employees and former employees in connection with our prior stock option grant practices and the restatement, and our stock price and business and operations may suffer as a result.

Although no related civil law suits have been filed to date, it is possible that actions may be filed against us and/or against our directors, officers, other employees and former employees by shareholders and other third parties, claiming that they have suffered losses as a result of our prior stock option grant practices and the restatement. We are required to indemnify our directors and certain members of management in respect of losses they may suffer generally in their capacity as directors and officers, including as a result of any such law suits, and we may advance defense costs, unless certain conditions exist. We cannot assure you that we or our directors, officers, other employees or former employees will be successful in defending against any such law suits. If any such law suits are successful, our business, financial condition and results of operations may be adversely affected. Also, the attention of our directors and senior management may be diverted by such law suits and we will incur related professional expenses, all of which may also adversely affect our business, financial condition and results of operations.

Even if we implement all of the remedial measures recommended by the Special Committee to improve our stock option grant practices, we cannot assure you that our disclosure controls and procedures will be adequate or sufficient to prevent errors or fraud. If we fail to detect any material errors or fraud in a timely manner, our business, financial condition and results of operations may suffer.

We have identified a material weakness in our internal control over financial reporting with respect to accounting for stock option grants as a result of our failure to determine the proper measurement dates for measuring compensation expense relating to certain past stock option grants. Solely as a result of this material weakness, we have concluded that as of December 31, 2005 our disclosure controls and procedures were not effective at a reasonable assurance level. We have adopted, and are in the process of implementing, certain remedial measures described elsewhere in this Annual Report to address this material weakness. We cannot assure you when we will complete the implementation of these measures, and, in any event, the effectiveness of any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures have detected and will in the future detect all errors or fraud. Our failure to detect any material errors or fraud in a timely manner may adversely affect our business, financial condition and results of operations.

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources. Our failure to compete effectively could hurt our business.

          The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, rapidly declining average selling prices and rapid product obsolescence. Our mDOC, mDrive and other products compete with other flash data storage devices, standard flash memory components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us. These factors may limit our ability to compete effectively with them. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features.

          mDrive. Our mDrive product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, mini hard-drives, flash cards, MP3 players and other removable storage media. Our competitors in this market currently consist of U.S. and international companies that manufacture storage media, as well as numerous computer and computer-based peripherals manufacturers or hardware manufacturers, many of whom are located in the Far East where costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing or marketing campaigns.

          In addition, we also currently experience and expect to continue to experience competition from large U.S. or international companies (including flash manufacturers) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

          mDOC. Our mDOC products compete with other flash and flash-based memory solutions, including those offered by flash manufacturers. The flash manufacturers have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity at substantially lower costs, broader product lines and longer-standing relationships with customers than we do. In particular, flash manufacturers have a significant cost advantage over us, which they could exploit to our detriment if they decided to compete more aggressively in our markets, leading to substantial pricing pressures, which would adversely affect our results of operations. Since these competitors also own their own fabrication facilities, they would also have more effective control over supply. In addition, some manufacturers of multimedia mobile handsets are using or plan to use multi-chip packaging which integrates flash and other memory chips. Some of our competitors already manufacture, in addition to flash, other memory chips, and may therefore have a competitive advantage over us with respect to time to market and costs for products incorporating multi-chip packaging. These factors could lead to substantial pricing pressures, which would adversely affect our results of operations.

Our data storage products compete with other products offering similar functionality, which could enjoy greater market acceptance and cause the sale of our products to decline.

          Our products are targeted at the personal data storage market. There are numerous technologies and products that have been designed for the personal data storage market, including removable magnetic media, removable optical media, flash cards, flash-based MP3 players and other removable storage media. Many of these products are substitute products, providing essentially the same, or possibly better, data storage functionality. To the extent any of these competing products or any products developed in the future enjoy greater market acceptance than our products, the market for our products may contract and our sales would decline, which could adversely affect our results of operations. For example, sales of high capacity MP3 players have recently enjoyed significant growth. If manufacturers of MP3 players were to market high capacity MP3 players for data storage as well as music storage or consumers were to use their MP3 players to store digital data files in addition to music, this could diminish the demand for USB flash drives in general and our mDrive in particular.

Price competition could reduce our revenues and profitability.

          We have in the past experienced, and expect in the future to experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Moreover, price competition in the retail market could diminish the margins of our customers, which may cause our customers to significantly reduce their purchases in favor of other higher margin consumer electronics products. Any reduction in sales and gross margins could adversely affect our profitability.

We may be unable to maintain market share due to supply constraints, which could reduce our revenues and profitability.

          The market for flash memory products undergoes varying periods of surplus and tight flash memory supply. During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. Our future growth depends in part on our ability to obtain sufficient flash memory components and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors, which could reduce our revenues and profitability.

We face competition in our target markets from some of our business partners due to our license or other agreements with our partners.

          We have entered into agreements with several of our business partners, including Toshiba, Sandisk, Hynix and Renesas, under which these parties may manufacture and sell products that incorporate technology covered by our patents or that is based upon our intellectual property and which compete with our products. In some cases, our business partners retain the license to use our intellectual property even if our agreements with them are terminated or expire, and we discontinue our business relationships with them. For example, pursuant to our agreements with Toshiba, Toshiba markets and sells the mDOC products to customers under Toshiba’s trademark. In addition, Toshiba markets and sells USB flash drives which compete with our mDrive products. Toshiba also has the right to directly market products that we may jointly develop in the future. We may enter into similar agreements in the future. Any current or future similar agreements may increase competition and may adversely impact our revenues and profitability.

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

          Our success is dependent upon our proprietary technology. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

•	our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

          Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. Litigation involving intellectual property can be complex and extend for a protracted time and is often very expensive. We are currently involved in several opposition and revocation procedures where we have opposed third party patents in various jurisdictions. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

Our products may infringe on the intellectual property rights of others and this could require us to pay damages and force us to stop manufacturing or selling certain of our products.

          Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. We currently are involved in one legal action in Singapore in which we were found by the court to be infringing on the rights of a third party and are awaiting the court’s ruling on damages. Oppositions to our patent applications have been filed by third parties in various jurisdictions. An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products. Any of these developments could have an adverse effect on our business, financial condition or results of operations.

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

          We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims in connection with our technology or products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

Our indebtedness and debt service obligations have increased following the issuance of our convertible notes, and this may adversely affect our cash flow, cash position and stock price.

          In March 2005, we issued $75,000,000 aggregate principal amount of convertible notes. We intend to fulfill our debt service obligations from our existing cash, investments and operations and that of M-Systems Finance Inc., our wholly owned subsidiary that issued the convertible notes. In the future, if M-Systems Finance and we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

          Our indebtedness could have significant additional negative consequences, including, without limitation:

•

requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The fundamental change provision of the indenture governing the convertible notes may deter potential acquirers and will restrict our ability to effect certain types of recapitalization transactions.

          Under the indenture governing the convertible notes, we are required to offer to purchase all of the outstanding convertible notes for cash upon the occurrence of certain fundamental changes. This provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, our company. For example, only in certain circumstances could a potential acquirer issue a combination of stock and cash in exchange for all of our outstanding ordinary shares without triggering the fundamental change provision. In addition, this fundamental change provision will limit our ability to effect certain types of recapitalization transactions.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

          We are incorporated under Israeli law and our principal offices and research and development facilities and some of our manufacturing facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has created additional unrest and uncertainty. Recently, there has been a sharp increase in hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. There can be no assurance that such hostilities will not intensify. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

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

          We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status granted to us by the Israeli government.. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of existing programs and tax benefits could increase our tax expenses, thereby reducing our profits or increasing our losses.

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

          On April 1, 2005, an amendment to Israel’s Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law, came into effect and has significantly changed the provisions of the Capital Investments Law. The amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Our existing approved enterprise status will generally not be subject to the provisions of the amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the new law.

          Certain governmental grants we have received for research and development expenditures may require us to pay royalties to the Israeli government with respect to revenues generated by us from the sale of products and technologies the development of which is financed through such grants. The terms of such grants may limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be limited in our ability to transfer the funded products and technologies outside of Israel and we may also be required to refund grants previously received together with interest and penalties.

          In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, until 2005, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with a grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than 10% of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable may be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

          In connection with our grant applications, we have made certain representations, including information provided in periodic performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

          In late 2005, the Company reached a settlement with the OCS with respect to the royalties payable to the OCS accrued by the Company relating to certain long term research and development programs. The Company has recently joined an arrangement offered by the OCS to certain Israeli companies, under which companies with (i) more than 200 research and development personnel in Israel or (ii) revenues of over $100 million from manufacturing activities in Israel during the year preceding the grant application date, are entitled to research and development grants of up to 50% of their long term research and development expenses. Under this arrangement, the definition of long term research and development activity is the development of generic technology to be used for the planning or manufacturing of multiple new products. This arrangement does not provide for any royalties to be paid to the OCS; however, it subject to the limitations on the sale or transfer or sale of the supported technology, as described above.

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities law claims in Israel.

          We are incorporated in Israel. All of our directors and officers reside outside of the United States. Service of process on them may be difficult to effect in the United States. Furthermore, because a substantial portion of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

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

          Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact that can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

          We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s trade secrets). In the event that any of our employees chooses to work for one of our competitors and we could not demonstrate to the court that we would be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us.

Our operations may be adversely affected by fluctuations in currency exchange rates, including by the appreciation of Israeli currency against the U.S. Dollar.

          We price our products primarily in dollars. If the Euro, Japanese Yen, New Taiwanese (NT) Dollar or other currencies in regions in which we sell our products weaken relative to the dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the dollar.

          In addition, certain of our expenses are in, or are linked to, currencies other than the dollar, principally the New Israeli Shekel (NIS), Euro, NT Dollar and Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

          A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. We bear the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar -measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In 2003, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. In 2004, however, the inflation adjusted NIS did not appreciate against the dollar significantly. In 2005, the NIS was devalued against the dollar which reduced the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be adversely affected if the NIS appreciates against the dollar in the future.

Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

          The terrorist attacks in the United States, U.S. military responses to these attacks, the ongoing hostilities in Iraq and threats of war and acts of terrorism in Europe and elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the United States and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

          We would be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if (i) 75% or more of our gross income in a taxable year including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities, and amounts derived by the investment of funds raised in this and other offerings. If we are or become a PFIC, or if the U.S. Internal Revenue Service, or IRS, subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

•

taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our ordinary shares, and on gain from the sale or other disposition of our ordinary shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis of our ordinary shares to fair market value at the date of the holder’s death.

          We believe that we were not a PFIC for 2005 and do not anticipate becoming a PFIC in the future. Our belief is based, in part, on our audited financial statements, our spending plans for the proceeds of future offerings, our market capitalization and our current expectations of the value and nature of our assets, the sources and nature of our income and relevant market data. However, the tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets that are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in future years.

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

In December 2004, in order to address the increase in the number of our employees and the expansion of our operations, we began construction of the second building for our headquarters’ executive offices, research, development and manufacturing facilities, in a lot adjacent to our current office building in Kfar Saba, Israel. Construction of the building is expected to be completed in the second half of 2006. The aggregate consideration for the purchase of the existing building and the adjacent lot on which the new building is being constructed was approximately $ 10.5 million, which we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of various permits and third party approvals. In addition to the consideration paid for the building and the adjacent lot, we invested an additional $ 4.7 million in developing and renovating the facility. To date, we have paid approximately $8 million, and we expect to pay an additional approximate amount of $8.5 million, through completion of the construction of the new building.

On March 23, 2005, we completed an offering of our Convertible Notes which provided net proceeds for us of approximately $ 72.75 million.

In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. The principal terms of the agreements are:

•	our purchase of approximately $100 million of equipment to be placed at Hynix’s manufacturing facility, in return for guaranteed capacity and favorable purchasing terms from Hynix;

•	the receipt by us of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions;

•

Hynix’s commitment to purchase the equipment from us upon termination or expiration of the agreement for a purchase price equal to the un-credited portion of the equipment purchase price, subject to certain conditions; and

•	the joint development of an embedded flash drive for the mobile handset market.

The purchased equipment will be operated and maintained by Hynix and our receipt of credits and any other rights under the agreement are not affected by Hynix’s utilization of the equipment. We do not have any purchase commitments under the agreement; however, if we fail to purchase a minimum agreed-upon amount of products during any quarter, we may relinquish a portion of the proportional credit arising out of the amount paid for the equipment.

As of December 31, 2005, we had completed the purchase and placement in Hynix’s facilities of $71.5 million in equipment under the terms of our agreement, which was recognized as deferred purchase credits. We have completed our equipment obligations under the agreement during the first quarter of 2006. We began to receive credits on products we purchased from Hynix in the first quarter of 2006.

In November 2005, we acquired all the outstanding shares of Microelectronica Espanola, a European SIM card vendor located in Madrid, Spain. The purchase price of the shares of Microelectronica was approximately $75.0 million in cash, including acquisition costs (or approximately $40.5 million net of working capital acquired in the transaction).

On April 6, 2006, we announced that we terminated our December 2003 agreement with Samsung because of Samsung’s failure to abide by its supply commitments under the agreement’s terms. Samsung has indicated to us that it does not believe that we had cause to validly terminate the agreement pursuant to its terms.

We recently launched a new branding initiative, including a new redesigned corporate logo and new branding for our product families. As part of this initiative, we changed our commorical and legal name from “M-Systems Flash Disk Pioneers” Ltd. to “msystems Ltd.”.

Our new branding for our principal product families is as follows:

•	mDrive – our USB flash drive products, formerly named DiskOnKey;

•	mDOC – our embedded flash drive products, formerly named Mobile DiskOnChip;

•	mSIM – our MegaSIM and standard SIM card products;

•	mCard – our flash memory card products;

•	mSSD – our solid state disk drives, formerly named FFD; and

•	mModule – our modular IDE and USB embedded flash disk products, formerly named DiskOnChip.

B. BUSINESS OVERVIEW

Our Business

We design, develop and market innovative flash data storage solutions for consumer electronics markets. We primarily target two fast growing consumer electronics markets: the USB flash drive market with our mDrive products, and the mobile handset market with our mDOC, mSIM MegaSIM and mCard products. We also target the embedded systems market, with our mSSD and mModule products. We have enjoyed significant revenue growth in recent years, growing from revenues of $44.7 million in 2001 to revenues of $614.9 million in 2005, an increase of over 1,250%. Our customers include some of the leading handset manufacturers, such as LG Corporation, Motorola, Inc., Palm, Inc., Samsung Corporation and Sony Ericsson Mobile Communications AB, as well as international consumer electronics companies, such as Kingston Technology Company, Memorex Products, Inc., I-O DATA Device Inc. and Verbatim Corporation, Inc.

We pioneered the USB flash drive concept with our mDrive products, a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices.

We target the mobile handset market mainly with our mDOC products, a set of reliable, high-capacity, high performance and cost-effective embedded memory solutions for data and code storage. Leveraging our expertise in the management and optimization of flash memory, we have developed our mDOC products to respond to this increasing demand by providing a high capacity flash memory solution for mobile handsets, enabling a wide range of multimedia applications. To further enhance our product offering for mobile handsets, we introduced two new products targeted at the mobile handset market – mSIM MegaSIM and mCard. mSIM is a high capacity SIM card that integrates high capacity flash memory into standard SIM cards used in GSM-based network handsets, anticipated to be commercially available in the second half of 2006. mCard is a line of flash memory cards targeted at the mobile handset market, which is currently commercially available in various formats, including MiniSD, MicroSD, RS-MMC and MMCmobile.

We also sell flash data storage products, that include our mModule and mSSD products, to the embedded systems market for numerous enterprise, industrial, military and consumer electronics and other applications. Our mModule product family is comprised of various compact and lightweight flash disk for products which provide the functionality of a mechanical hard drive on a solid-state silicon chip. Our mSSD products, which come in standard hard-drive sizes and interfaces, provide a rugged solid-state flash disk product for embedded systems applications that require reliable and high performance data storage.

In addition to our existing product lines, on May 11, 2006, we announced our x4 technology, or x4, a proprietary technology encompassing unique flash management and control algorithms designed to enable use of four bits per cell NAND flash (flash memory designed for data storage applications). Combining four bits per cell NAND flash dies with our unique x4 controllers is designed to render four bits per cell NAND flash sufficiently reliable for mainstream data storage applications without requiring any changes to existing manufacturing processes. We expect the use of x4 technology to result in a substantially lower cost per bit for flash manufacturers and to positively impact their profitability. By using this technology, we expect NAND flash manufacturers to realize substantial cost savings in comparison with the most advanced two bits per cell NAND flash dies manufactured to date through equivalent lithography.

We believe x4 technology will facilitate the expansion of the NAND flash market by accelerating the adoption of high capacity NAND flash in existing and new applications, such as digital audio (MP3) players, portable media players, digital video cameras, solid state drives in laptop computers, GPS devices, multimedia and music handsets, memory cards and USB flash drives. We are currently evaluating several x4 technology partnerships, which we anticipate will lead to commercial introduction of x4 technology-enabled flash components during 2007. In addition to incorporating x4-enabled NAND flash components in our products, we intend to leverage our x4 technology by licensing the technology to flash manufacturers and others, in exchange for which we may receive, among other things, committed manufacturing capacity at preferential terms and royalties and license fees.

Our Principal Markets

Demand for flash memory designed for data storage applications, commonly referred to as NAND flash, is projected to grow rapidly, driven both by the proliferation of consumer devices that incorporate flash memory and by consumer demand for increasing storage capacity in those devices. Gartner Inc., an independent market research firm, projects that global revenues of NAND flash memory will grow from $11.43 billion in 2005 to $24.86 billion in 2010. In the mobile handset market, consumer demand for enhanced multimedia features, such as built-in camera, digital audio (MP3), video and PDA (personal digital assistant) functionality, requires that handsets include increasing amounts of flash data storage capacity. Similarly, increasing demand for portable access to digital content is driving the growth of removable storage products, such as USB flash drives. Due to the high capacity, ease of use and portability of USB flash drives, consumers are increasingly using USB flash drives for personal data storage. Gartner estimates that the global USB flash drive market will grow from approximately $1.5 billion in 2004 to approximately $3.5 billion in 2010, which represents a compound annual growth rate of 15%.

We focus primarily on two fast growing consumer electronics markets: the USB flash drive market and the mobile handset market. Our product offering to the USB flash drive market includes our mDrive product. Our product offering to the mobile handset market includes our mDOC, mSIM MegaSIM and mCard products. We also offer flash data storage products targeted at the embedded systems market, including our mModule and mSSD products.

USB Flash Drives -

USB flash drives provide an innovative solution for removable data storage, allowing a user to conveniently store and carry data and to easily transfer data between PCs or similar devices with a USB port. USB flash drives have the following attributes:

•	High Capacity Combined with a Compact, Portable Form Factor: USB flash drives are thumb-sized, able to fit on a key chain and are commonly available in capacities of up to 8 gigabytes of memory.

•

Ease of Use: USB flash drives are “plug-and-play” devices that are simple to use. USB flash drives are automatically recognized when plugged into a computer with current versions of popular operating systems, requiring no installation of additional equipment, an adaptor or a software driver.

•

Universal Interface/Portability: USB flash drives provide users with a compelling alternative to conventional removable storage media by leveraging the ubiquitous USB interface, which is a standard accessory in PCs sold in recent years.

Due to the growing capacity, ease of use and portability of USB flash drives, consumers are increasingly using USB flash drives for personal data storage. Our revenues from the USB flash drive market have grown from $297.2million in 2004 to $ 415.4 million in 2005.

Mobile Handsets –

The mobile handset market, particularly the market for smart phones and high end feature phones has recently enjoyed significant growth. As these handsets include more sophisticated operating systems as well as enhanced multimedia features, such as built-in camera, digital audio (MP3), video and PDA (personal digital assistant) functionality, the demand for additional memory capacity increases. In many cases, these types of mobile handsets require as much as one gigabyte of memory capacity to accommodate the enhanced multimedia features. Consequently, mobile handset manufacturers are increasingly choosing to design their mobile handsets using NAND-based flash memory solution that offer a more attractive cost per byte than existing memory solutions (such as NOR). Our revenues from the mobile handset market have grown from $ 69.8 million in 2004 to $ 139.8 million in 2005.

Our Products

In order to address the market opportunity for USB flash drives and flash data storage solutions for multimedia mobile handsets and other high capacity data-centric memory applications, we have focused primarily on the following product offerings:

mDrive

mDrive is a personal, portable, thumb-size flash disk drive for the storage and transfer of digital files, including audio and video files and pictures, between PCs, laptops and other USB-enabled devices. We pioneered the USB flash drive category with our mDrive product, and we believe we are the leading supplier of USB flash drives to the OEM market. Our mDrive is available in a range of capacities, from 64 megabytes to 8 gigabytes of memory.

We hold a patent relating to the use of flash memory devices that connect using a USB interface. We believe this provides us with a competitive advantage and is an important factor considered by our customers in selecting our products over products of our competitors.

Due to the flexibility of its design, mDrive is compatible with flash components from multiple suppliers, including our main suppliers, Toshiba and Hynix, and can be adapted to be compatible with flash components from additional suppliers that may enter the flash memory component market in the future. This allows us to seek additional sources of flash components for our mDrive products to reduce our dependence on any specific flash component supplier.

U3 Smart Drive. In an effort to broaden the consumer applications for USB flash drives beyond data storage to leverage the functionality of USB flash drives to create a portable workplace, we recently introduced our mDrive U3 Smart Drive. U3 Smart Drives are the first USB flash drives with a standardized applications platform, based on a unified standard we developed jointly with SanDisk for the development of software applications for USB flash drives. U3 Smart Drives enable software developers to create standardized applications that will be recognized and interoperable with all U3 enabled USB flash drives, to facilitate the transition of USB flash drives from simple data storage devices to enhanced smart drives. With a U3 Smart Drive, consumers can, for example, carry applications and personal preferences, launch software, and access all of their U3-enabled programs on any Windows-based PC directly from the U3 Smart Drive without the need to install the applications on the PC and without leaving any information or data on the hosting PC. We commenced sales of U3 Smart Drives in the third quarter of 2005, and expect U3 Smart Drives to represent an increasing portion of our USB flash drive sales.

Our sales strategy for our mDrive products is to sell through international original equipment manufacturers (OEMs) and consumer electronics companies, leveraging their market position and brand strength to achieve wide market penetration. We sell our mDrive through international consumer electronics companies worldwide, such as, Kingston, Memorex, I-O Data and Verbatim.

mDOC

Our mDOC products are a set of reliable, high-capacity, high performance and cost-effective embedded flash memory drive (EFD) solutions for data and code storage. By combining our patented TrueFFS flash management software with our advanced controllers, we have been able to improve the reliability and the performance of NAND flash memory. This allows us to use NAND flash memory, traditionally limited to data storage, for code storage as well. As a result, we are able to provide mobile handset manufacturers with a cost effective, integrated memory solution for both code and data storage, while maintaining high performance and reliability.

Leveraging our expertise in the management and optimization of flash memory, we have developed our mDOC products to respond to the increasing demand for embedded memory for mobile handsets and other portable devices by providing a high capacity flash memory solution offering high reliability, ease-of-design and low power consumption in a cost-effective, compact solution. Compact size is particularly important to those mobile handset manufacturers that are increasingly seeking to provide more onboard memory using components that occupy less space. Our current mDOC products range in capacity from 128 megabytes to 2 gigabytes.

We offer our mDOC products to mobile handset manufacturers, who incorporate our solution into their handset design. We believe our products’ engineering design, which allows mobile handset manufacturers to use our embedded memory solutions for both data and code storage and enables them to integrate our products rapidly into their handsets, has resulted in our solutions having a lower total cost of ownership as compared to competing solutions.

Our mDOC already has numerous design wins, including design wins with six of the seven leading handset manufacturers, as well as with leading PDA manufacturers, and has been designed into many multimedia mobile handsets, including handsets produced by leading handset manufacturers such as LG, Motorola, Samsung and Sony Ericsson, as well as into PDAs produced by leading PDA manufacturers such as Hewlett Packard and PalmOne.

We recently introduced mDOC H3, the next generation of our mDOC product family. mDOC H3 is a multi-chip EFD that provides us the flexibility to source NAND flash memory components from multiple flash suppliers. This enables us to integrate the most advanced NAND flash available at any given time as well as select our flash sources based upon overall cost-effectiveness and avoid dependency on any single source supplier. Furthermore, TrueFFS, our flash management software is embedded into the mDOC H3 as firmware. This architecture is designed to minimize overall system integration complexity and reduce time to market by offering mobile handset and consumer electronics device manufacturers a virtually plug-and-play embedded flash drive solution. Commercial availability of mDOC H3 products is anticipated in the second half of 2006. We expect that mDOC H3 will be available from us and from our partners, Toshiba and Hynix, making it the only multi-sourced EFD and creating continuity of supply to our customers.

          Our sales strategy for our mDOC product family is to continue to target leading handset manufacturers.

          mSIM MegaSIM

          We have introduced our mSIM MegaSIM product to further address the growing requirements for data storage in mobile handsets. mSIM MegaSIM is a high capacity SIM card – combining the functionality of a standard SIM card with high capacity flash storage –, with capacities ranging from 16 megabytes to one gigabyte, compared to 16 to 128 kilobytes for standard SIM cards. mSIM MegaSIM is designed to provide mobile operators of GSM-based networks secure high capacity SIM cards that also enable them to offer their subscribers a variety of advanced mobile services, such as music and video downloading, picture storage and enhanced user features such as personalization. We believe that mSIM MegaSIM enables mobile network operators to create new opportunities for revenue generation which did not exist before and to manage and control content stored on the handset more effectively. Upon availability of certain recognized standarizations, we expect mobile network operators to offer high capacity SIM cards and flash memory cards as an aftermarket sale to their subscribers seeking to upgrade the storage capacity of their mobile handsets. We currently anticipate that our mSIM MegaSIM product will be commercially available in the second half of 2006.

          In an effort to accelerate the development and commercialization of our mSIM MegaSIM product, in November 2005 we acquired Microelectronica Espanola, a European SIM card vendor that manufactures and markets SIM cards to mobile network operators, primarily in Spain and Latin America. Through the acquisition, we obtained the technology, know-how and secure manufacturing capabilities to manufacture standard SIM cards. We believe that the foregoing, combined with Microelectronica Espanola’s sales channels, customer relationships and status as a secure, approved manufacturer and supplier of SIM cards, will help facilitate the adoption of our mSIM MegaSIM product by mobile network operators.

          mCard

In order to complement our product offering, we have recently introduced our mCard products, a line of flash memory cards designed for the needs of the mobile market. Flash memory cards enable users to increase the storage capacity of their mobile handsets beyond the embedded capacity in their mobile handsets. Our flash memory cards are available in various formats, including MiniSD, MicroSD, RS-MMC and MMCmobile. We expect mobile network operators to offer flash memory cards as an aftermarket sale to their subscribers seeking to upgrade the storage capacity of their mobile handsets.

          Our sales strategy for our mSIM MegaSIM and mCard products, is to target primarily mobile network operators. We also intend to license our mSIM MegaSIM technology to enable others to produce high capacity SIM cards.

          mSSD and mModule

We sell flash storage solutions, including our mModule and mSSD products, to the embedded systems market for numerous enterprise, industrial, military, consumer electronics and other applications. Our mModule product family is comprised of various modular flash drives with IDE, USB and CF interfaces, which are optimized for applications which require high reliability and ruggedness beyond hard disks. mModule products are available at densities ranging from 32 megabytes to 4 gigabytes. Our mSSD products are available in much higher data storage densities, up to 352 gigabytes capacities, come in standard hard-drive sizes and interfaces, and are designed to provide high reliability, ruggedness and durability under adverse environmental and other conditions. We expect mSSD to be increasingly adopted in consumer electronics applications that require reliable high capacity storage, such as laptop computers.

Marketing Channels

We pursue an OEM strategy, primarily marketing to companies who incorporate our products into their own or repackaging or resell our products under their own brand names. This strategy allows us to leverage the market position, geographic footprint and brand strength of our customers to achieve wide market penetration for products.

In the USB flash drive market, we market and sell our mDrive primarily to OEMs and consumer electronics companies who repackage or resell our products under private label to consumers or incorporate our products into their own products, which are then sold to consumers. We seek to partner with leading consumer electronic companies and retailers. For example, in the United States we work with Kingston and Memorex, in Europe with Verbatim and in Japan with I-O Data.

In the mobile market, we market and sell our products through a combination of our own sales managers; independent local sales representatives that sell our products on our behalf; and independent distributors that purchase our products for resale to their customers.

Our customers include some of the leading handset manufacturers, such as LG, Motorola, Palm, Samsung and Sony Ericsson. In furtherance of our OEM sales strategy, we recently acquired Microelectronica Espanola, a European SIM card manufacturer, which provides us with additional sales channels to mobile network operators for our mSIM MegaSIM and flash memory card products.

Our sales managers are compensated based on a salary and a bonus dependent in part on sales levels. The independent local sales representatives receive commissions for their product sales. We continually seek to strengthen each of our sales channels, including by engaging new representatives and distributors and providing them with extensive training and support with respect to our products and technologies. Our technical engineers are an integral part of the sales process and provide customers with technical information and support regarding our products and their integration with the customers’ applications.

We maintain local sales offices in Sunnyvale, California; Raleigh, North Carolina; Saddle Brook, New Jersey; Tokyo, Japan; Taipei, Taiwan; Beijing, China; Shenzhen, China; Seoul, Korea; Madrid, Spain; and Kfar Saba, Israel.

Supply Sources; Relationships with Strategic Partners

Our flash memory based products require flash memory components, which are currently primarily supplied by Toshiba (directly and through the Venture) and Hynix, or with respect to some components, by only one of these suppliers. We have secured commitments from our principal suppliers to provide us with a defined amount of flash products. We expect that we will depend upon Toshiba and Hynix for a significant portion of our anticipated flash memory requirements. Our policy is to have more than one supplier for all of our parts wherever feasible, to minimize our dependency on any given supplier, as well as to enable us to retain flexibility in terms of technology alternatives and purchasing terms among our various suppliers. At present, Toshiba manufacturers some of our mDOC products. In addition, we are working with Toshiba and Hynix on the joint development of other mDOC products, for which each may be a sole source of supply of these products. For our mDOC products, Toshiba and Hynix supply the flash memory components and in many cases also manufacture and assemble the finished product.

Our strategy is to leverage our technology, intellectual property and know-how in flash storage as well as our financial resources to obtain commitments from multiple flash manufacturers for supply of flash components at favorable terms. We believe that our x4 technology provides us with unique intellectual property that will further enhance our ability to secure favorable terms and commitments from flash manufacturers. Further, we have entered into, and intend to continue to enter into, financial arrangements with flash manufacturers aimed at securing flash components at favorable terms.

In addition, our ASIC components are supplied by third parties, some of whom are sole suppliers for specific ASIC components.

Toshiba

On July 29, 2003, we announced a set of new agreements with Toshiba which broadened our relationship with Toshiba. The agreements consisted principally of:

•	a master purchase agreement for the provision of flash components and mDOC products,

•	a cross-license agreement,

•	a development and license agreement,

•	agreements establishing the Venture relating to USB flash drives, and

•	a share purchase agreement for the investment in our Ordinary Shares by Toshiba.

Under the master purchase agreement, Toshiba has improved the overall terms under which we purchase from Toshiba raw flash components and mDOC products. Under this agreement, we are required to make rolling forecasts that are binding on us to varying extents, and Toshiba is committed to supply us with flash components and mDOC products in accordance with our forecasts. The agreement has a seven-year term.

The cross-license agreement between us grants a non-exclusive, worldwide, royalty-free and fully paid license to Toshiba with respect to all of our patents, and to us with respect to certain of Toshiba’s patents. In each case, the term of the license runs through the expiration of the last to expire licensed patent. We expect Toshiba to utilize our intellectual property related to USB flash drives to develop and sell a USB flash drive that will compete with our mDrive.

The development and license agreement provides for the development of new mDOC products and restates the provisions of our previous development and license agreements relating to earlier versions of our mDOC products. Under this agreement, which terminates in 2018 except for certain provisions related to development which terminate in 2010, we licensed certain of our intellectual property to Toshiba for the production and sale of the jointly developed products in exchange for royalties.

We also entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established the Venture designed to enable us and Toshiba to benefit from a portion of each party’s respective sales of USB flash drives. Both we and Toshiba have obligations each to conduct a portion of its USB flash drive business through the Venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business that we conduct through the Venture. In addition, we and Toshiba will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the Venture. In 2005, we entered into additional agreements which reduced to writing the terms under which the companies have been engaging since the commencement of the Venture’s operation in November 2003. The new agreements consisted principally of:

•	a NAND supply agreement, and

•	a product supply agreement for the supply of products.

Under the NAND supply agreement, Toshiba has committed to supply a specified portion of its NAND capacity to the Venture. The Venture is required to make rolling forecasts that are binding to varying extents and Toshiba has committed to supply the forecasted NAND requirements. The agreement is in effect for as long as the Venture between the companies is in place.

The product supply agreement sets out the terms under which both Toshiba and msystems purchase products from the Venture. Under the product supply agreement, the Venture is to sell products only to Toshiba and us pursuant to rolling forecasts which we and Toshiba are required to make and which are binding to varying extents. The agreement is in effect for as long as the Venture between the companies is in place.

Under the share purchase agreement, Toshiba invested $ 4.0 million in our Company, acquiring 330,811 Ordinary Shares. Under the share purchase agreement, if Toshiba’s holdings of our Ordinary Shares exceed 7% of our outstanding shares, Toshiba has the right to request us to use our commercially reasonable efforts to have a representative of Toshiba nominated to our board of directors as a director or observer.

In December 2005, we announced with Toshiba the joint development of mDOC H3 using Toshiba’s flash components. As described above, the mDOC H3 represents a new generation of high capacity embedded flash drives for mobile handsets and consumer electronics devices. The mDOC H3 architecture is designed to minimize overall system integration complexity and help reduce time to market by offering mobile handset and consumer electronics device manufacturers a virtually plug-and-play embedded flash drive solution. Commercial availability of mDOC H3 products from Toshiba is anticipated in the second half of 2006.

Hynix

          In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. Under these agreements, we agreed to purchase and place at Hynix’s manufacturing facility $100 million worth of semiconductor manufacturing equipment in return for guaranteed capacity, favorable purchasing terms for flash memory components and the receipt of an aggregate of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions. As of March 31, 2006, we had completed the purchase and placement in Hynix’s facilities of the equipment, and we began to receive credits on wafers we purchased from Hynix in the first quarter of 2006.

In furtherance of our relationship, in January 2006, we announced with Hynix the joint development of mDOC H3 using Hynix’s flash components. This is the first product that we are jointly developing with Hynix. We are also developing a similar mDOC H3 product with Toshiba, described above. mDOC H3 products from Hynix are also anticipated to be commercially available in the second half of 2006.

Spansion.

          In November 2005, we entered into an agreement with Spansion LLC for the co-design of flash memory products. As part of this collaboration, in February 2006, we jointly announced the development of a monolithic, single-die high capacity SIM card based upon Spansion’s MirrorBit ORNAND technology and our cryptography, logic and flash file system technology. Commercial availability is planned for the first half of 2007. The first product is expected to provide up to 64 megabytes of storage with plans to support up to 256 megabytes in the future.

Renesas.

          In November 2005, we entered into supply and strategic collaboration agreements with Renesas Technology Corp., which provide for the development of products that combine flash memory supplied by Renesas with our flash controller and flash management technology.

Samsung

          On April 6, 2006, we announced that we terminated our December 2003 agreement with Samsung because of Samsung’s failure to abide by its supply commitments under the agreement’s terms. Samsung has indicated to us that it does not believe that we had cause to validly terminate the agreement pursuant to its terms.

Seasonality

Sales of our mDrive and mDOC products may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users. Although in the past we have not experienced seasonality in relation to these products, due to the significant growth of their respective markets, as the markets have matured, we have begun, and anticipate that we will continue, to experience seasonality, with stronger results in the fourth quarter for the mDrive products and in the second half of the year for mDOC products, in each case due to end-of-year holiday demand. Additionally, we anticipate that future sales of our new mSIM MegaSIM products will be subject to seasonal patterns similar to our mDOC products.

Revenue Breakdown

Our revenues are derived mainly from the sales to the USB flash drive, mobile handset and portable devices and embedded systems markets. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,

	2003	2004	2005

USB Flash Drives	61%	71%	67%
Mobile Handset and Portable Devices	13	17	23
Embedded Systems	24	11	9

Others	2	1	1

Total	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

Country	2003	2004	2005

Israel	2%	1%	1%
United States	32	26	36
Europe	16	11	16
Taiwan	17	13	12
Japan	20	35	23
Far East (excluding Taiwan and Japan)	13	14	12

Total	100%	100%	100%

C. STRUCTURE

The following table lists our significant subsidiaries, their country of organization and our ownership percentage in each.

Name	Country of Organization	Ownership

M-Systems, Inc.	U.S.	100%
M-Systems Holdings LLC	U.S.	100%
M-Systems Finance Inc.	Cayman Islands	100%
M-Systems (Cayman) Limited.	Cayman Islands	100%
P.P.S. von Koppen Pensioen B.V.	Netherlands	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems Flash Disk Pioneers (Shenzhen) Trading Ltd.	China	100%
M-Systems B.V.	The Netherlands	100%
M. Systems Flash Disk Pioneers Espana S.L.U.	Spain	100%
Microelectronica Espanola S.A.U.	Spain	100%
MR Flash Ltd. *	Israel	51%
MR Flash L.P. **	Israel	***
TwinSys Ltd. ***	Israel	50.1%
TwinSys Data Storage L.P. ****	Israel	****
U3 LLC	U.S.	50%

*	Established together with a partner as an Israeli company to serve as the General Partner of MR Flash L.P., which is a limited partnership established by the Company and such partner.

**	The Company has a 50.1% beneficial ownership in MR Flash L.P., consisting of (i) 49.9% it holds directly in such entity and (ii) 0.2% held by MR Flash Ltd., in which the Company has a 51% interest.

***	Established together with a partner as an Israeli company to serve as the General Partner of TwinSys Data Storage L.P., which is a limited partnership established by the Company and such partner.

****

The Company has a 50.1% beneficial ownership in Twinsys data Storage L.P., consisting of (i) 49.9% it holds directly in such entity and (ii) 0.2% held by Twinsys Ltd., in which the Company has a 51% interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters’ executive offices, research, development and manufacturing facilities are currently located in a building of approximately 64,000 square feet at 7 Atir Yeda St., Kfar Saba 44425, Israel, which we own. In December 2004, in order to address the increase in the number of our employees and the expansion of our operations, we began construction of the second building for our headquarters’ executive offices, research, development and manufacturing facilities, in a lot adjacent to our current office building in Kfar Saba, Israel. The second building will consist of approximately 84,000 square feet and its construction is expected to be completed in the second half of 2006. We also own an adjacent vacant plot of 70,000 square feet. We own the building and the property free and clear of all encumbrances except for a mortgage taken out by the sellers from Bank Leumi Ltd. The outstanding balance of that mortgage on our building and property is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be released for the purpose of paying off the mortgage and removing the lien. To date, we have paid approximately $8 million, and we expect to pay an additional approximate amount of $8.5 million through completion of the construction of the new building. In addition, we lease office space of approximately 13,000 square feet for a research and development facility in Omer, Israel, approximately 43,500 square feet for additional offices in Raanana, Israel and approximately 10,000 square feet for additional offices adjacent to our headquarters in Kfar Saba. The employees currently located at the leased facility in Raanana, Israel will be relocated to the new building we are constructing in Kfar Saba.

Microelectronica Espanola S.L.U. leases the following facilities: (i) office space in Madrid, Spain, of approximately 8,800 square feet, and (ii) manufacturing plant in Madrid, Spain, of approximately 7,000 square feet.

We also lease office space for our sales offices in Sunnyvale, California; Raleigh, North Carolina; Saddle Brook, New Jersey; Tokyo, Japan, Taipei, Taiwan, Beijing, China and Shenzhen, China, Madrid, Spain and Seoul, Korea. Except for the lease of our research, development and manufacturing facility in Madrid, Spain, the other leases for the sales offices are not material to our operations.

Pursuant to our agreement with Hynix described above under Item “4.A History and Development of the Company”, we purchased approximately $100 million of equipment to be placed at Hynix’s manufacturing facility, in return for guaranteed capacity and favorable purchasing terms from Hynix. Pursuant to the agreement with Hynix, we will receive up to $100 million in credits on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions. The purchased equipment will be operated and maintained by Hynix and our receipt of credits and any other rights under the agreement are not affected by Hynix’s utilization of the equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 “SELECTED FINANCIAL DATA” AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER THE CAPTION “RISK FACTORS” AND ELSEWHERE IN THIS REPORT.

A. OPERATING RESULTS

Overview

          We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the mobile handset market with our mDOC products and the USB flash drive market with our mDrive products. We also sell flash data storage products targeted at the embedded systems market, including our mModule and mSSD products.

          Below are some of the highlights and trends affecting our business since the beginning of 2005

          Revenue Growth. Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. In 2004, our revenues grew by 220.3% in comparison to 2003, and our revenues in 2005 grew by 47.6% in comparison to 2004. In particular, our sales to the USB flash drive market grew by 39.8%, from $297.2 million in 2004 to $415.4 million in 2005, and our sales to the mobile handset and portable devices market grew by 100.4% from $69.8 million in 2004 to $139.8 million in 2005.

          Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand. The average selling prices per megabyte for our products have declined in recent years. However, the average selling prices per unit for our mDrive and mDOC have generally decreased at a significantly lower rate than the average selling prices per megabyte, as a result of consumers purchasing products with higher capacity storage.

          This revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. To support our revenue growth, we have expanded our work force from approximately 352 employees at January 1, 2004 to approximately 822 employees at December 31, 2005.

          Seasonality. In 2005, we experienced stronger demand for our mDOC products in the second half of the fiscal year, and for our mDrive products in the fourth quarter, in each case due to end-of-year holiday demand. We expect, however, that demand in the first and second quarters of 2006 will be weaker than the demand in the fourth quarter of 2005, due in part to the strong sales during the 2005 holiday season, which will adversely affect our product sales and profitability in the first half of 2006. We anticipate that we will experience seasonal declines in our sales in the first half of future fiscal years when compared to the fourth quarter of the preceding year.

          Acquisition of Microelectronica Espanola. On November 14, 2005, we acquired all the outstanding shares of Microelectronica Espanola, a European SIM card vendor. The purchase price for the shares of Microelectronica was approximately $75.0 million in cash, including acquisition related costs (or approximately $40.5 million net of working capital acquired in the transaction). We acquired Microelectronica in order to gain a strategic foothold in the SIM card market and realize the synergies achievable by combining Microelectronica’s technology, customer relationships and established reputation with our products and expertise in storage solutions to accelerate the development and commercialization of our mSIM MegaSIM technology. Through the acquisition, we obtained the technology, know-how and manufacturing capabilities to manufacture SIM cards. We believe that the foregoing, combined with Microelectronica’s sales channels, customer relationships and status as a secure, approved manufacturer and supplier of SIM cards, will help facilitate the adoption of our mSIM MegaSIM product by mobile network operators.

          In connection with the acquisition, we wrote-off $2.5 million of acquired in-process research and development during the fourth quarter of 2005. In addition, we acquired intangible assets valued at $11.0 million, which will be amortized on a straight-line basis over their estimated useful lives of 5-10 years. We expect to record $1.1 million (net of related tax effect) in amortization expenses during 2006 relating to the acquisition. As part of the acquisition, we also recorded goodwill of $27.4 million.

          Strategic Relationship with Hynix. In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. The principal terms of the agreements are:

•	our purchase of approximately $100 million of equipment to be placed at Hynix’s manufacturing facility, in return for guaranteed capacity and favorable purchasing terms from Hynix;

•	the joint development of an embedded flash drive for the mobile handset market;

•

the receipt by us of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions; and

•

Hynix’s commitment to purchase the equipment from us upon termination or expiration of the agreement for a purchase price equal to the un-credited portion of the equipment purchase price, subject to certain conditions.

          The purchased equipment will be operated and maintained by Hynix and our receipt of credits and any other rights under the agreement are not affected by Hynix’s utilization of the equipment. We do not have any purchase commitments under the agreement; however, if we fail to purchase a minimum agreed-upon amount of products during any quarter, we may relinquish a portion of the proportional credit arising out of the amount paid for the equipment.

          We have recognized the amount invested in the equipment as deferred purchase credits, which will be amortized over the six year term of the agreement on the straight line method, as an addition to the future cost of the products we purchase from Hynix, subject to certain conditions.

          As of December 31, 2005, we had completed the purchase and placement in Hynix’s facilities of $71.5 million in equipment under the terms of our agreement, which was recognized as deferred purchase credits. We have completed our equipment obligations under the agreement during the first quarter of 2006. We began to receive credits on products we purchased from Hynix in the first quarter of 2006.

          U3. In December 2004, we and SanDisk formed U3 LLC (“U3”) to develop a unified standard for the development of software applications for USB flash drives. U3 provides software developers a unified standard applications platform that enables software developers to create standardized applications that will be recognized and interoperable with all U3 enabled USB flash drives. During 2005, we recorded $3.1 million equity in losses of an affiliate representing our share in the losses incurred by U3, which commenced operations at the beginning of 2005. In 2005, we introduced our mDrive U3 Smart Drive, the first USB flash drive with a standardized applications platform, based on the standard developed by U3. We commenced sales of U3 Smart Drives in the third quarter of 2005, and expect U3 Smart Drives to represent an increasing portion of our USB flash drive sales.

          Termination of Samsung Agreement. We recently terminated our strategic agreement with Samsung, which was to have been effective until December 31, 2007. As a result of this termination, we will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to our patents, effective from the termination date. Consequently, we will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices. Samsung has contested our right to terminate this agreement.

          The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

          Revenues. We categorize revenues based both on the manner in which we generate our revenues and on the end markets from which we generate our revenues. We generate revenues from the sale of our products, primarily our mDrive, mDOC, mModule and mSSD products, and from license fees and royalties received for licensing our technology to third parties. These revenues are generated from sales into three principal end markets: the USB flash drive market, into which we sell our mDrive products, the mobile handset and portable devices market, into which we sell our mDOC products, and the embedded systems market, into which we sell our mModule and mSSD products. For the year ended December 31, 2005, we derived approximately 68% of our revenues from the USB flash drive market, approximately 23% of our revenues from the mobile handset and portable devices market and approximately 9% of our revenues from the embedded systems market.

          Revenues from licensing our technology to third parties are derived from our license agreements, under which, in exchange for granting the licenses, we receive, among other things, license fees and royalties. Given that these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to changes in product sales. As a result of our termination of our strategic agreement with Samsung, as noted above, we shall no longer be entitled to receive license fees from Samsung under this agreement.

          A majority of our sales have been to a limited number of customers. For the years ended December 31, 2004 and 2005, our top 10 customers accounted for 64% and 62% of our revenues, respectively. In 2005, two customers each accounted for greater than 10% of our total revenues, or 26% in the aggregate. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for the next several years.

          In 2005, Asia accounted for 42% of our revenues, the United States accounted for 36% of our revenues and Europe and Israel accounted for 17% of our revenues and other regions accounted for 5% of our revenues. We expect to continue to generate a significant portion of our revenues from the United States, the largest market for our mDrive products. We also expect to continue to generate a significant portion of our revenues from Asia, because many of our mDOC customers are handset manufacturers located in Asia, and a significant portion of the sales of the Venture are to Toshiba in Japan.

          Cost of Goods Sold. Our cost of goods sold consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of goods sold. Our cost of goods sold as a percentage of revenues is impacted by a number of factors, including:

•

Cost of flash components. In the event that our cost for flash components increases, we may be unable to pass these cost increases on to our customers, and consequently our cost of goods sold as a percentage of revenues could rise and our profitability could be adversely affected. Conversely, if the market price for flash components decreases, we may be required to write down the value of our existing inventory, thereby increasing our cost of goods sold as a percentage of revenues.

•

Access to lower cost flash components.. We strive to have the technological ability and commercial access to use in our products lower cost flash components based on more advanced technology, such as multi-level cell (“MLC”) flash technology. The higher the portion that such lower cost flash components represent of our total flash components usage, the lower our cost of goods sold as a percentage of revenues.

•

Efficient inventory management. The dynamic pricing environment for flash components requires that we manage our inventory in an efficient manner. Under our supply agreements, we are committed to provide binding purchase forecasts for flash components and mDOC at lead times longer than those that our customers provide us for their product orders. This requires us to purchase inventory based on forecasted demand in advance of customer orders. If we overestimate customer demand, leaving us with excess inventory, we might be required to write down the value of the inventory as flash component prices drop, causing our cost of goods sold as a percentage of revenues to increase.

•

Product pricing environment. Our mDrive and mDOC products are designed for consumer electronics applications. The consumer market is intensely competitive and is price-sensitive. Softening demand for our products targeted at these markets or aggressive pricing strategies of our competitors may cause market prices to decrease. To the extent that market prices in these consumer electronics markets decrease rapidly, we may be forced to lower our selling prices at a faster rate than the decrease in the cost of flash components that we purchase, which could cause our cost of goods sold as a percentage of revenues to rise and our profitability to be adversely affected. For example, in the first quarter of 2006 cost of goods sold increased as a percentage of revenues in comparison to the fourth quarter of 2005, in part because average selling prices per megabyte decreased significantly.

•

Product mix. Each of our products has different associated gross margins, which varies quarterly based on market dynamics, competition, our average selling prices and our cost of materials. Our product mix varies quarterly, which affects our overall gross margins and profitability. Therefore, when the percentage of our revenues derived from lower margin products increases in any given period, our cost of goods sold as a percentage of revenues will increase for that period.

•

Supply mix. During 2005, we purchased flash components from various suppliers. Each of our agreements with these suppliers has different capacity commitments and pricing terms. The capacity to which we are entitled under each agreement is generally fixed within any given period. Subject to our contractual purchase commitments, we strive to optimize our purchases from our suppliers by first purchasing components from the supplier that offers us the best relative pricing terms, until we exhaust the quantity available to us from that supplier at those terms, and then purchasing from the supplier that offers us the next best pricing terms. As a result, incremental increases in sales in a given period will generally be sourced from a supplier that offers us less attractive pricing terms than our average pricing terms for sales previously made during that period, thereby increasing our cost of good sold as percentage of revenues. We recently terminated our agreement with Samsung, resulting in our relinquishing our rights to committed capacity and favorable pricing terms from Samsung. To the extent we are required to source flash components from alternate sources at higher relative prices, our costs of goods sold as a percentage of revenues will increase, which would negatively affect our profitability.

•

Percentage of revenues derived from license fees and royalties. Since revenues from licensing our technology have no associated cost of goods sold, our overall profitability is more sensitive to changes in our license fees and royalties than to changes in product sales. A decline in the percentage of revenues generated from licenses during any given period could increase our costs of goods sold as a percentage of revenues, negatively affecting our profitability. For example, in light of our recent decision to terminate our agreement with Samsung, we will no longer be entitled to receive license fees from Samsung under this agreement, which could negatively affect our profitability.

          Research and Development Expenses, Net. Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, The Information Society Technology Fund, or IST, and The Britech Foundation Limited, or Britech. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2005, as a result of the growth in our revenues and the expected growth potential for both our existing products and products and technologies in development, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new technologies, products and product lines to address existing and potential markets, including our new mSIM MegaSIM product targeted at the mobile handset market as well as our x4 technology.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sale and marketing of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2005, as a result of the growth in our revenues and the expected growth potential for the mDrive, mDOC and mSIM MegaSIM products, we expanded our selling and marketing activities and invested in broadening our sales channels to target additional geographic and end markets. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

          General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs in response to the growth of our business, we expect that general and administrative expenses will also increase.

          Financial Income, Net. Financial income, net consists primarily of interest earned on marketable debt securities and bank deposits, gains or losses from the sale of marketable debt securities and foreign currency translation differences resulting from the translation of monetary balance sheet items denominated in non-dollar currencies, net of interest paid on our convertible senior notes.

          Equity in Losses of an Affiliate. We and SanDisk formed U3, a joint venture 50% owned by each of us. Equity in losses of an affiliate represents our share in the losses incurred by U3, which commenced operations in the beginning of 2005.

          Minority Interest. In the USB flash drive market, our venture with Toshiba is designed, among other things, to enable us and Toshiba to benefit from a portion of each party’s respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. The Venture is a variable interest entity and, under the relevant guidelines of Financial Accounting Standards Board Interpretation No. 46R, “Accounting for Variable Interest Entities” (“FIN 46R”), we are considered the primary beneficiary, and therefore we consolidate the results of the Venture into our financial statements. Minority interest represents Toshiba’s proportional interest in the net earnings of the Venture.

Internal Review of Stock Option Grants and Restatement of Consolidated Financial Information

A.	Review of Stock Option Grants

1.	Appointment of Special Committee

                    We previously announced that we have commenced an internal review of prior stock option grants. Our Board of Directors appointed a special committee (the “Special Committee”) comprised of three external directors on our Board of Directors to conduct the review. The directors appointed to the Special Committee were: Yair Shoham, Zehava Simon and Itsik Onfus.

                    Our Board of Directors empowered the Special Committee to:

—	investigate our option grant procedures and report the findings to the members of our Board of Directors; and

—	hire professionals as necessary, including independent legal counsel and forensic accountants, to provide advice and otherwise act in the investigation.

                    The Special Committee hired independent counsel, the Israeli law firm Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., to provide advice and assistance in conducting the internal review. The Special Committee reviewed grants made during the period January 1, 1999 through May 4, 2006. The Special Committee determined that it was not necessary to review grants prior to January 1, 1999 because the effect of any restatement reflecting such grants was not likely to be material to our financial position or results of operations reflected in this Annual Report.

                    The Special Committee convened on numerous occasions in June and July 2006 to discuss the internal review, determine the findings of the review, formulate its recommendations to the Board of Directors and address related matters. The Special Committee reported its findings and recommendations for remedial measures to the Board of Directors. Our Board of Directors also convened on numerous occasions in June and July 2006, among other things, to discuss the need for an internal review, the appointment of the Special Committee and the status of the internal review and to receive the findings and recommendations of the Special Committee and act on the recommendations and related matters. In addition, our audit committee convened in July 2006, among other things, to consider matters relating to the restatement of our consolidated financial statements arising from the internal review.

                    In conducting the internal review, the Special Committee’s independent counsel conducted interviews of certain of our current and former directors, executive officers and employees, reviewed copies of the relevant option plans, corporate records, emails and other documents and undertook such other actions as the Special Committee deemed appropriate.

2.	Findings of the Special Committee

                    Upon completion of its review, the Special Committee reported the following findings to our Board of Directors:

—

The Special Committee determined that we did not maintain sufficient controls to prevent or detect grants of options made without the formal approvals or documentation required under Israeli law. Consequently, the following occurred with respect to grants of options between January 1, 1999 and December 31, 2003:

	¡	options were granted based on informal communications between several members of our Board of Directors and the Chairman of the Board, but without the formal approval of our Board of Directors;

	¡	written protocols were prepared reflecting a degree of formal approval that was not received, and such protocols were signed by an electronic signature of the Chairman of the Board or manually;

¡

the Special Committee did not find appropriate documentation to support approvals of our audit committee (i) on two occasions for option grants to all directors and (ii) on one occasion for option grants to our non-employee directors, as required under Israeli law, although such grants were approved by our Board of Directors and subsequently by our shareholders;

¡

the Company had a practice of seeking favorable option exercise prices to attract and retain employees, which in certain cases included setting the exercise price based on the price of our ordinary shares on a date prior to the effective date of grant; and

	¡	lists of option recipients were finally completed after the purported grant date and prior to the time the final list was sent to our Board of Directors.

—

The Special Committee determined that, as a result of the foregoing deficiencies, for accounting purposes, the effective measurement dates of all 34 option grants made during the period from January 1, 1999 through December 31, 2003 differed from the previously determined measurement dates for such grants.

—

The Special Committee determined that we did not maintain sufficient controls to ensure that the appropriate measurement dates for accounting purposes were used for stock option grants to directors who were also employees. During the period from January 1, 1999 through December 31, 2003, on six occasions for grants made to directors who were also employees and on two occasions for grants made to non-employee directors, the Special Committee found that we incorrectly used as the measurement dates the dates appearing on the protocols of meetings of our Board of Directors approving such grants, rather than the dates such grants were approved by our shareholders as required by Israeli law.

—

The Special Committee found that the prices of our ordinary shares on the measurement dates we have established for prior stock option grants, as reflected in our restated financial information, are generally higher than the exercise prices for such options.

—

The Special Committee determined that beginning at the end of 2003, we began to follow more formal procedures for approving and documenting stock option grants, including distributing lists of option recipients to our Board of Directors in advance of board meetings or in connection with unanimous written consents of our Board of Directors for the Board’s consideration and approval.

—

The Special Committee found that when grants were made to our officers, they were made at the same time as when grants to other employees of the Company were made (in all but two cases, as part of the annual grant to Company employees).

—

The Special Committee concluded that our Chairman of the Board, Chief Executive Officer and President, our Chief Financial Officer certain of our current and former employees and certain of our directors, each to varying degrees, were aware of, participated in, or allowed various of the practices described above to take place.

3.	Remedial Measures Recommended by the Special Committee

                    Set forth below are the remedial measures recommended by the Special Committee to our Board of Directors. In formulating its recommendations, the Special Committee considered the following:

—	the findings of the Special Committee described above;

—

the Special Committee’s view that the members of management referred to above were acting for the benefit of the Company and in its best interests in the granting of the options that have given rise to the restatement;

—

the Special Committee’s view that there was no intent by any member of management to (a) benefit personally from any deficiencies in the procedures for granting stock options or (b) defraud in connection with any of the matters reviewed by the Special Committee;

—

as soon as our management understood the potential consequences of the deficiencies in our procedures for past stock option grants, our management immediately brought this matter to the attention of the Board of Directors, we promptly publicly announced the commencement of the internal review of our prior stock option grants, terminated our public offering of ordinary shares and commenced the internal review; and

—	our management has fully cooperated in the investigation and taken other appropriate actions in connection therewith.

                    Governance and Compensation Committee

                    The Special Committee recommended that the Board of Directors appoint a governance and compensation committee, comprised entirely of independent directors, to review and recommend to the Board of Directors a charter for such governance and compensation committee that will, among other things, set out the procedure for the grant of options, consistent with procedures used by comparable Israeli companies whose shares are listed on the Nasdaq Stock Market. In adopting this charter, the Company will review and give consideration to the charters adopted by comparable Israeli companies. The Special Committee also recommended that the governance and compensation committee should, among other things: (i) assist the Board of Directors in discharging its responsibilities relating to compensation of our directors and executive officers; (ii) monitor the composition of the Board of Directors; (iii) evaluate the Board of Directors’ relevant practices with respect to stock option grants and, to the extent deemed appropriate, recommend new policies to the full Board of Directors; (iv) produce an annual report for the Board of Directors on the Company’s executive compensation; and (v) approve any share option award or any other compensatory award as may be required for complying with any tax, securities or other regulatory requirement, or otherwise determined to be appropriate or desirable by the governance and compensation committee or the Board of Directors.

                    Procedures Relating to Stock Option Grants

                    The Special Committee recommended that our Board of Directors adopt detailed procedures relating to the process to be followed for the grant of stock options to employees, directors and other permitted grantees under our stock option plan. The procedures should address, among other things: the selection of grant dates; the process for approving and documenting annual and interim stock options grants for directors, employees and other grantees; the role of management, the Board of Directors, the governance and compensation committee and the audit committee in the stock option grant process; and the involvement of our General Counsel in documenting the stock option grant process.

                    Options Pricing Policy

                    The Special Committee recommended that the governance and compensation committee should adopt a clear and consistent Pricing Policy for determining the exercise price of options as follows:

          —          Options to employees (other than directors who are employees): If the meeting of the Board of Directors on an option grant date occurs before trading hours, the exercise price of options granted on such date will be equal to the closing price of our ordinary shares on the trading date immediately preceding the date of the meeting. If the meeting of the Board of Directors occurs during or after trading hours on the grant date, then the exercise price of such options will be equal to the closing price of our ordinary shares on the date of such meeting.

          —          Options to directors: If the meeting of our shareholders on an option grant date occurs before trading hours, the exercise price of options granted on such date will be equal to the closing price of our ordinary shares on the trading date immediately preceding the date of the meeting. If the meeting of our shareholders occurs during or after trading hours on the grant date, then the exercise price of such options will be equal to the closing price of our ordinary shares on the date of such meeting.

— Any deviation from the foregoing pricing policy shall be noted explicitly in the minutes and a note of such deviation shall be delivered to our Chief Financial Officer.

Role of General Counsel

                    The Special Committee recommended that our General Counsel (i) report directly to the governance and compensation committee and our Board of Directors (and not to any other member of senior management) on all matters relating to option grants; (ii) be privy to any information relating to options, including grantee names and the amount of options granted to each grantee; (iii) participate in all meetings of the governance and compensation committee; and (iv) maintain the complete minutes of all meetings of the governance and compensation committee.

Changes Relating to the Position of the Chairman of the Board of Directors

                    The Special Committee recommended to our Board of Directors that, in order to strengthen our Company’s governance and board oversight, the positions of President and Chief Executive Officer be separated from the position of Chairman of the Board of Directors and these two positions should not be held by the same person.

Changes Relating to the Chief Financial Officer

                    The Special Committee also recommended that, as part of our efforts to strengthen our technical accounting expertise and resources, we commence a search for a new Chief Financial Officer with a formal accounting background and accounting experience that is suitable to the current and anticipated size, scope and complexity of our business. The Special Committee also recommended that, in light of our current Chief Financial Officer’s extensive skill, experience and value to the Company, our current Chief Financial Officer assume another senior management position in the Company that will enable us to utilize and benefit from her special and extensive skills. The Special Committee recommended that until a new Chief Financial Officer is appointed and commences serving in this position, our current Chief Financial Officer continue to serve in such position.

4.	Adoption and Implementation of Special Committee Recommendations by Our Board of Directors

                    After carefully considering the Special Committee findings and recommendations (including each of the items discussed above under “Remedial Measures Recommended by the Special Committee” which were considered by the Special Committee in formulating its recommendations) and such other matters as our Board of Directors deemed appropriate, the Board of Directors adopted all of the remedial measures recommended by the Special Committee. We anticipate that the implementation of the foregoing remedial measures (other than the changes relating to personnel matters) will be completed by the end of the third quarter of 2006 and that the implementation of the changes relating to personnel matters will be completed as soon as practical. The Board of Directors also approved the appointment of our current Chief Financial Officer to serve as Chief Operating Officer, to become effective upon the appointment of a new Chief Financial Officer.

                    In addition, our Board of Directors stated that it supports our President and Chief Executive Officer and our Chief Financial Officer and has full confidence in their abilities and integrity. The Board of Directors also stated that it believes that these members of management were acting, in the granting of the stock options that have given rise to the restatement, for the benefit of the Company and in its best interests to attract and retain loyal and dedicated employees.

B.	Informal Investigation by the SEC

                    We voluntarily notified the Staff of the Securities and Exchange Commission (the “SEC Staff”) on June 13, 2006 of the commencement of the internal review. On June 26, 2006, we received a letter from the SEC Staff requesting that we voluntarily provide certain documents and information in connection with a SEC Staff informal investigation relating to the grant or exercise of Company stock options. We are cooperating fully with the SEC Staff.

C.	Restatement of Consolidated Financial Information

1.	Restatement

                    Based on the Special Committee’s findings discussed above, we have concluded that, for accounting purposes, the actual measurement dates of certain past stock option grants differed from the previously determined measurement dates for such grants. Because the closing market prices of our ordinary shares as of the corrected measurement dates were generally higher than the relevant option exercise prices, we have determined that we should have recognized non-cash stock-based compensation expense and related tax adjustments which was not previously accounted for in our previously issued financial statements. Accordingly, we have restated our financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 and certain financial information as of December 31, 2003 and as of and for the years ended December 31, 1999, 2000, 2001 and 2002 to recognize primarily non-cash stock-based compensation expense which was not previously accounted for in our previously issued financial statements. We are also revising previously issued financial information as of and for the quarter ended March 31, 2006. Accordingly, our previously issued financial statements for each of the years ended 1999 through 2005, inclusive, any related reports of our independent registered public accounting firm, any previously furnished financial information for each of the quarters included in such years and for the quarter ended March 31, 2006, should no longer be relied upon.

                    In the consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 included in Item 18 “Financial Statements” in this Annual Report, we have decreased previously reported net income by $3.9 million, $3.6 million and $4.3 million for the years ended December 31, 2003, 2004 and 2005, respectively. These adjustments decreased previously reported basic earnings per ordinary share by $0.13, $0.11 and $0.12 for the years ended December 31, 2003, 2004 and 2005, respectively, and decreased previously reported diluted earnings per ordinary share by $0.13, $0.10 and $0.10 for the years ended December 31, 2003, 2004 and 2005, respectively. Additional stock-based compensation expense for the years 1999 through 2002 (inclusive) is reflected as an increase of accumulated deficit in the opening balance sheet for 2003 of approximately $7.0 million.

                    In the consolidated financial information for the years ended December 31, 2001 and 2002 included in Item 3A “Selected Financial Data” of this Annual Report, we have increased previously reported net loss by $2.1 million and $1.7 million for the years ended December 31, 2001 and 2002, respectively. These adjustments increased previously reported basic and diluted loss per ordinary share by $0.08 and $0.07 for the years ended December 31, 2001and 2002, respectively.

                    In the consolidated financial statements for the years ended December 31, 1999 and 2000, which are not included in this Annual Report, we have increased previously reported net loss by $0.8 million for the year ended December 31, 1999 and decreased previously reported net income by $2.3 million for the year ended December 31, 2000.

                    The cumulative effect of the restatement adjustments on our net income (loss) for the years ended December 31, 1999 thorough 2005 is a decrease of $ 18.8 million and the effect on the balance sheet at December 31, 2005 is a decrease in retained earnings of $18.8, which is offset by an increase of $17.3 in additional paid-in capital.

                    The following table reconciles our previously reported net income (loss) with our restated net income (loss) for each of the years ended December 31, 1999 through 2005.

	Year ended December 31,

	1999	2000	2001	2002	2003	2004	2005

Net income (loss) - as previously reported	$(1,654)	$6,279	$(41,785)	$(5,500)	$914	$24,150	$52,640
Stock based compensation expense	(836)	(2,317)	(2,135)	(1,695)	(3,832)	(3,385)	(3,082)
Related tax liabilities	-	-	(14)	(6)	(29)	(236)	(1,184)

Net income (loss) - as restated	$(2,490)	$3,962	$(43,934)	$(7,201)	$(2,947)	$20,529	$48,347

                    The information with respect to our restatement described above gives effect to certain tax related adjustments in connection with prior years’ option grants. Because certain options formerly classified as incentive stock options (“ISO”) were determined to have been granted with an exercise price below the fair market value of our ordinary shares on the actual grant date, such options do not qualify for ISO tax treatment. The loss of ISO classification and the resulting conversion of such options into non-qualified stock options exposes us to withholding and payroll taxes and penalties for failing to properly withhold taxes on the exercise of such options. Accordingly, we recorded, for the years 2001 through 2005, employee and employer related tax liabilities and penalties of $608,000 in connection with the loss of ISO tax treatment, which is our estimate of the amount to be paid for this matter.

                    In addition, under Internal Revenue Code Section 409A (“Section 409A”), when an option is granted at a discount to fair market value, the option holder is subject to immediate taxation to the extent that option shares vest after December 31, 2004. In addition to any Section 409A ordinary income tax payable by the option holder, Section 409A also imposes an additional tax payable by the option holder equal to 20% of the difference between the fair market value of the option shares on the vesting date and the exercise price. If an option holder exercises an option within the same taxable year in which such option vests and such vesting and expense occurs during 2005 or 2006, then the option holder would not be subject to Section 409A. Based on our determination of which options vested after 2004 and were not exercised in the same year or cancelled prior to vesting, we recorded in 2005 an additional employee related tax liability in the amount of $861,000.

                    There is no assurance that we will be able to settle any tax-related liabilities without incurring any additional tax expenses or penalties.

2.	Non-Reliance on Previously Issued Financial Statements

                    As a result of the restatement, our previously issued financial statements for each of the years 1999 through 2005 (inclusive), any related reports of our independent registered accounting firm, and any previously-furnished financial information for the quarters included in such years and for the quarter ended March 31, 2006 should no longer be relied upon. We have included restated financial statements as of December 31, 2004 and 2005 for each of the years in the three-year period ended December 31, 2005 and certain restated financial information as of December 31, 2003 and as of and for the years ended December 31, 2002 and 2001 in this Annual Report. We are requesting from the SEC Staff a waiver of the requirement to file amended annual reports for the years prior to 2005, although there can be no assurance that such waiver will be granted. We intend to include restated financial information for each of the quarters of 2005 and the quarter ended March 31, 2006 in a report on Form 6-K.

3.	Costs of Restatement and Legal Activities

                    We have incurred substantial expenses for legal, accounting and tax services in connection with the Special Committee internal review of our prior stock option grants, the preparation of the restated financial statements and the on-going SEC Staff investigation. We estimate these expenses to date to be approximately $1.5 million, all of which will be included in our operating expenses for the current year ended December 31, 2006. We expect to continue to incur significant expenses in connection with these matters.

Results Of Operations

          The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year Ended December 31,

	2003 (restated)	2004 (restated)	2005 (restated)

Revenues	100.0%	100.0%	100%
Costs and expenses:
Cost of goods sold	71.8%	72.9%	75.2%
Research and development, net	12.2%	6.2%	6.2%
Selling and marketing	16.3%	7.9%	5.8%
General and administrative	4.3%	1.8%	2.1%
In-process research and development write-off	–	–	0.4%
Total costs and expenses	104.6%	88.8%	89.7%
Operating income (loss)	(4.6)%	11.2%	10.3%
Financial income, net	2.1%	0.9%	1.4%
Other income, net	0.1%	0.1%	1.0%
Income (loss) before taxes on income	(2.4)	12.2%	12.7%
Taxes on income	–	–	* )
Income (loss) after taxes on income	(2.4)%	12.2%	12.7%
Equity in losses of an affiliate	–	–	(0.5)%
Minority interest in losses (earnings) of subsidiaries	0.1%	(7.3)%	(4.3)%

Net income (loss)	(2.3)%	4.9%	7.9%

*)	Represents a percentage lower than 0.1%.

The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

	Year Ended December 31

	2003	2004	2005

Revenues:
USB flash drive market	$79,358	$297,227	$415,380
Mobile handset and portable devices market	17,356	69,772	139,802
Embedded systems market	30,727	46,698	58,147
Other	2,613	2,863	1,654

Total	$130,054	$416,560	$614,983

     Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

          Revenues. Revenues for the year ended December 31, 2005 increased by $198.4 million, or 47.6%, to $615.0 million from $416.6 million for the year ended December 31, 2004. Revenues derived from the USB flash drive market increased by $118.2 million, or 39.8%, to $415.4 million, revenues derived from the mobile handset and portable devices market increased by $70.0 million, or 100.3%, to $139.8 million and revenues derived from the embedded systems market increased by $11.4 million, or 24.5%, to $58.1 million. In November 2005, we entered the SIM card market through the acquisition of Microelectronica Espanola. Revenues derived from the SIM card market for 2005 were $5.2 million. Revenue growth in 2005 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand, partially offset by a decline in average selling prices.

          Cost of Goods Sold. Our cost of goods sold for the year ended December 31, 2005 increased by $158.9 million to $462.4 million, an increase of 52.4% from cost of goods sold of $303.5 million for the year ended December 31, 2004. Our costs of goods sold as a percentage of total revenues increased from 72.9% for the year ended December 31, 2004 to 75.2% for the year ended December 31, 2005, due to pricing pressures resulting from increasing competition, and as a result of a decrease in the gross margins of the Venture.

          Research and Development Expenses, Net. In 2005, we shifted resources to research and development activities from selling and marketing activities in an effort to increase our investment in the technology that we believe will fuel our future growth. Our gross research and development expenses for the year ended December 31, 2005 increased by $12.8 million to $38.9 million, an increase of 49.0% from gross research and development expenses of $26.1 million for the year ended December 31, 2004. Our net research and development expenses for the year ended December 31, 2005 increased by $12.5 million to $38.4 million, an increase of 48. 3% from net research and development expenses of $25.9 million for the year ended December 31, 2004. As a percentage of revenues, our net research and development expenses remained unchanged. During the year ended December 31, 2005, we recognized $331,000 and $188,000 of research and development grants from Britech and IST, respectively, compared to $111,000 and $128,000 of research and development grants we recognized from IST and OCS, respectively, during the year ended December 31, 2004. The increase in our gross research and development expenses is attributable to an increase in our investments in the development of new products and the enhancement of existing products.

          Selling and Marketing Expenses. Selling and marketing expenses for the year ended December 31, 2005 increased by $3.3 million, or 10.0%, to $36.0 million from $32.7 million for the year ended December 31, 2004. The modest increase was the result of our decision to shift resources from selling and marketing activities to increase our investment in research and development activities. In addition, our principal marketing activities in the USB flash drive market were primarily pursued through an affiliate (U3), which we include as equity in losses of an affiliate. Our selling and marketing expenses are only partially affected by an increase in our product sales, due to the fact that the direct expenses related to actual sales are limited. As a percentage of revenues, our selling and marketing expenses decreased to 5.8% for the year ended December 31, 2005 from 7.9% for the year ended December 31, 2004.

          General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2005 increased by $5.2 million, or 68.0%, to $12.8 million from $7.6 million for the year ended December 31, 2004. This increase is attributable mainly to expanding our operations in order to support our substantial growth in 2005, principally increases in personnel, legal and accounting expenses as well as expenses associated with an intellectual property litigation matter. As a percentage of revenues, our general and administrative expenses increased to 2.1% for the year ended December 31, 2005 from 1.8% for the year ended December 31, 2004.

          In Process R&D Write-off. In 2005, we realized a one-time charge of $2.5 million due to a write-off of in-process research and development in connection with our acquisition of Microelectronica.

          Financial Income, Net. Financial income, net for the year ended December 31, 2005 increased by $4.8 million to $8.7 million from $3.9 million for the year ended December 31, 2004 due primarily to our increased cash balance during 2005, as a result of the proceeds raised from our $75.0 million convertible senior notes offering in March 2005, as well as in an increase in market interest rates. Financial income, net in 2005 also includes a one-time gain of $1.4 million recognized from the expiration of an option granted to the initial purchasers of the convertible senior notes.

          Other Income. In 2005, we realized a gain from the sale of our shares of Saifun Semiconductors Ltd., an Israeli company, in the amount of $5.4 million and a gain from the sale of a portion of our shares of a Taiwanese company in the amount of $841,000.

          Equity in Losses of an Affiliate. Equity in losses of an affiliate represent our share in the losses incurred by U3. The equity in losses of an affiliate for the period ended December 31, 2005 was $3.1 million.

          Minority Interest. Minority interest in earnings of consolidated subsidiary was $26.2 million in 2005 compared to $30.4 million in 2004. Minority interest in the earnings of our consolidated subsidiary represents the proportional share of Toshiba in the earnings of the Venture, a variable interest entity consolidated in accordance with FIN 46R.

          Taxes on Income. Income taxes in 2005 amounted to $156,000, which consisted of $396,000 of current income taxes offset by $240,000 of deferred tax income. Income taxes in 2005 are mainly attributable to Microelectronica, which we acquired in November 2005. Due to our utilization of net operating loss carryforwards and to our not being liable for taxes on the share of the Venture’s earnings attributable to Toshiba, as well as various tax reduction programs established by the Israeli government to encourage investment in Israel, we did not incur any income tax expenses in Israel in 2005. We expect that our income taxes in 2006 as a percentage of our income will increase as compared to 2005 for various reasons, including the contribution of a full year of income generated by Microelectronica, which is subject to a 35% tax rate, recent changes in the Israeli tax law which apply a 31% tax rate to financial income and the sale of available–for–sale equity securities.

          Net Income. For the year ended December 31, 2005, we recognized net income of $48.4 million, representing 7.9% of total revenues, compared to a net income of $20.5 million for the year ended December 31, 2004, representing 4.9% of total revenues due to the reasons stated above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Revenues for the year ended December 31, 2004 increased by $286.5 million, or 220.2%, to $416.6 million from $130.1 million for the year ended December 31, 2003. Revenues derived from the USB flash drive market increased by $217.9 million, or 274.5%, to $297.2 million, revenues derived from the mobile handset and portable devices market increased by $52.4 million, or 302.0%, to $69.8 million, and revenues derived from the embedded systems market increased by $16.0 million, or 52.0%, to $46.7 million. Sales to the USB flash drive market in 2004 include sales made by the Venture to Toshiba.

Cost of Goods Sold. OOur cost of goods sold for the year ended December 31, 2004 increased by $210.2 million to $303.5 million, an increase of 225.1% from cost of goods sold of $93.4 million for the year ended December 31, 2003. Our cost of goods sold as a percentage of total revenues increased from 71.8% for the year ended December 31, 2003 to 72.9% for the year ended December 31, 2004, primarily due to competitive pricing pressures.

Research and Development Expenses, Net. Our gross research and development expenses for the year ended December 31, 2004 increased by $9.6 million to $26.1 million, an increase of 58.1% from gross research and development expenses of $16.5 million for the year ended December 31, 2003. Our net research and development expenses for the year ended December 31, 2004 increased by $10.0 million to $25.9 million, an increase of 63.3% from net research and development expenses of $15.9 million for the year ended December 31, 2003. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses decreased to 6.2% for the year ended December 31, 2004 from 12.2% for the year ended December 31, 2003. During the year ended December 31, 2004, we recognized $111,000 and $128,000 of research and development grants from IST and OCS, respectively, compared to $84,000, $414,000 and $177,000 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2003.

Selling and Marketing Expenses. Selling and marketing expenses for the year ended December 31, 2004 increased by $11.6 million, or 54.6%, to $32.7 million from $21.1 million for the year ended December 31, 2003, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities, including our mSIM MegaSIM product. As a percentage of revenues, our selling and marketing expenses decreased to 7.9% for the year ended December 31, 2004 from 16.3% for the year ended December 31, 2003.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2004 increased by $2.1 million, or 36.8%, to $7.6 million from $5.6 million for the year ended December 31, 2003. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses decreased to 1.8% for the year ended December 31, 2004 from 4.3% for the year ended December 31, 2003.

Financial Income, Net. Financial income, net for the year ended December 31, 2004 increased by $1.2 million to $3.9 million from $2.7 million for the year ended December 31, 2003, due primarily to our increased cash balance in 2004 resulting from our secondary equity offering in February 2004.

Minority interest. Minority interest in earnings of a consolidated subsidiary was $30.4 million in 2004 compared to minority interest in losses of a consolidated subsidiary of $0.1 million in 2003. Minority interest in the earnings of a consolidated subsidiary in 2004 represents the proportional share of earnings of the Venture attributable to Toshiba. Minority interest in losses of a consolidated subsidiary in 2003 represents 20.5% of the proportional losses of SmartCaps Ltd., a subsidiary that we established together with the State of Israel, through the OCS.

Taxes on Income. Due to our carry forward of net operating losses as well as various programs established by the Israeli government to encourage investment in Israel, under which we enjoy tax holidays and reduced tax rates in Israel, we did not incur any income tax expenses in 2003 and 2004 on a consolidated basis. We expect that we will incur little to no income taxes on a consolidated basis during 2005.

Net Income (Loss). For the year ended December 31, 2004, we recognized net income of $ 20.5 million compared to net loss of $2.9 million for the year ended December 31, 2003.

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

          We recognize revenues from product sales in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” when the earning process is complete, delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the earlier of sale by distributors or retailers of our products to the end customers or their return right expires. In addition, when introducing a new product, we defer revenues generated by sales of such products until such time as we estimate the acceptance of the product by the end customer to be reasonably certain, since at the time of sale we do not have sufficient experience to estimate the amount of returns for such products.

          We exercise judgment and use estimates in connection with the determination of the amount of product revenues to be recognized in each accounting period.

     Allowances For Doubtful Accounts

          We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as we deem necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Inventory Valuation

          Inventories are stated at the lower of cost or market. Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory write-downs are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components. Our inventory impairment charges permanently establish a new cost basis and are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Rather these amounts reverse into income only if, as and when the inventory is sold. If our estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established inventory write-down that could be material.

     Warranties

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

     Accounting For Investments

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

          With respect to equity investments, we review the degree of control that our investment and other arrangements give us over the entity in which we have invested in order to confirm that these conclusions are correct. Generally, after considering all factors, if we hold equity interests representing less than 20% of the outstanding voting interests of an entity in which we have invested, we use the cost method of accounting. If we hold at least 20% but less than 50% of the outstanding voting interests of an entity in which we have invested, we generally use the equity method of accounting.

          Management evaluates investments in other companies for evidence of declines in value, other than temporary declines. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline which results in a capital loss. Depending on the amount of any such decline, a capital loss may have a material adverse impact on our financial condition or results of operations. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if other-than-temporary decline in value of an investment has occurred. As of December 31, 2005, no such decline in value has been indicated.

     Deferred Tax Asset

          We provide a valuation allowance against deferred tax assets if it is more likely than not that such an amount will not be realized. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israeli and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. At December 31, 2005, we carried a valuation allowance on our deferred tax assets of $6.5 million based on our expectation that it is not likely that our subsidiaries will be able to utilize these losses prior to their expiration.

     Acquired Intangibles And Goodwill

          Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is subject to an annual impairment test based upon its estimated fair value in accordance with SFAS No. 142. We conduct an annual test for impairment of goodwill as of September 30 of each year. The goodwill impairment test compares the carrying value of our reporting units with the fair value at that date. We determine fair value using a discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based upon our current business strategy in light of present industry and economic conditions, as well as future expectations. In assessing the recoverability of our goodwill, we may be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. This process is subjective and requires judgment at many points throughout the analysis. If our estimates or their related assumptions change in subsequent periods, or if actual cash flows are below our estimates, we may be required to record impairment charges for these assets.

          In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period.

          Intangible assets arising on acquisition are capitalized and amortized to the income statement over the period during which benefits are expected to accrue. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we recognize an impairment loss. Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

     Contingencies

          We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these proceedings, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies is made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Royalty Commitments

          Under our research and development agreements with Britech, we are required to pay royalties at the rate of 2%-5% of sales of products developed with funds provided by Britech, up to an amount equal to 150% of the research and development grants related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

          During 2005, we reached a settlement agreement with the OCS under which we paid a total of $544,000 in respect of grants received from this institution. The SIIRD project which started during 2004 failed, accordingly, the contingent obligation in respect of these institutions ceased to exist.

Taxation

          The general Israeli corporate tax rate was reduced in July 2004 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, and starting January 1, 2006, the corporate tax rate was reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower than those rates. All of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959, or the Capital Investments Law. The primary tax benefits resulting from such status are described below.

          During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, a region defined as a “Priority A Development Region” under the Capital Investment Law, at the site of Fortress’ facilities. Income derived from our Omer facility is tax exempt for a 10-year period commencing in the year in which we first recognize Israeli taxable income from that facility. We have an approval from the Investment Center as to the percentage of our revenues which are deemed attributable to the facility in Omer.

          In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period (provided that we meet the requirements of a qualified foreign investment company, by being at least 25% owned by non-residents of Israel), and is subject to a reduced tax rate of between 10% and 25% during the rest of the period, based on the percentage of foreign ownership in our Ordinary Shares. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period (in case of qualified foreign investment company, which is at least 25% owned by non-Israeli residents), and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, based on the percentage of foreign ownership of our Ordinary Shares, in that remaining period (the more of our Ordinary Shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise. The reduced tax rate period in each approved enterprise will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the reduced tax periods relating to these approved enterprises will expire between 2007 and 2012. We expect that the tax benefit periods for these approved enterprises will commence in 2006.

          On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the new law.

          We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under these programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. We and our Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2005, in the amount of $7.0 million. We expect that our income taxes in 2006 as a percentage of our income will increase as compared to 2005 for various reasons, including the contribution of a full year of income generated by Microelectronica Espanola, which is subject to a 35% tax rate, recent changes in the Israeli tax law which apply a 31% tax rate to financial income, and the sale of available-for-sale equity securities. As of December 31, 2005, our U.S. subsidiary had net operating loss carryforwards for federal income tax purposes of $14.3 million which expire beginning in the year 2012. It also has net operating loss carryforwards for state tax purposes of $5.3 million which expire beginning in the year 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

          As of December 31, 2005, M-Systems China and M-Systems Japan had net operating loss carry forward of $213,000 and $906,000, respectively, which can be carried forward and offset against taxable income during the years 2006 to 2008.

Inflation

          Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the United States and our other markets has not had a material effect on our results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

          Through December 31, 2005, we have funded our operations primarily through the sales of our ordinary shares, the issuance of convertible senior notes by our subsidiary in March 2005, cash from operations and, to a lesser extent, government grants to support our research and development efforts. Since our initial public offering, we have raised $329.0 million in the aggregate through public offerings and private placements of our ordinary shares and convertible senior notes, including a secondary offering of our ordinary shares in February 2004, which raised net proceeds of $95.4 million, and a $75 million offering in March 2005 of 1% convertible senior notes due in 2035 which provided net proceeds of $72.8 million. Our growth in revenues in 2005 created greater working capital needs. We funded these working capital needs from cash generated from operations due to the growth in profits and positive cash flow that we experienced in 2005. We believe that our cash, cash equivalents, bank deposits, marketable securities and cash generated from operations will be sufficient to fund our anticipated working capital needs for the next twelve months.

          As of December 31, 2005, our cash, cash equivalents, bank deposits and marketable securities were $186.3 million ($87.4 million of this amount being comprised of long-term marketable securities) compared to $181.0 million as of December 31, 2004. This slight increase is mainly a result of our operating cash flows, and our offering of convertible senior notes, which provided net proceeds to us of $72.8 million, less the recent purchase of equipment placed at Hynix and the acquisition of Microelectronica Espanola.

          We had indebtedness of $71.4 million as of December 31, 2005, arising exclusively from the indebtedness we incurred through our offering of convertible senior notes in March 2005.

          Our trade receivables increased to $131.9 million at December 31, 2005 from $61.4 million at December 31, 2004, which increase reflects our increased sales in the fourth quarter of 2005. We expect trade receivables to continue to increase as our sales grow.

          Our inventories increased from $59.4 million at December 31, 2004 to $76.3 million at December 31, 2005. The portion of our inventory that represents our product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy, as well as inventory on consignment to our customers, increased from $21.2 million to $21.9 million over this period. In 2005, we managed our inventory to allow us to hold lower levels of inventory than in prior periods, in part due to our decision in the first half of 2005 to reduce our inventory levels in order to reduce our exposure to potential devaluations of on-hand inventory. As a result, notwithstanding the significant increase in our revenues in 2005, we have maintained lower levels of inventory as a percentage of revenues during 2005, in comparison to prior periods. We do not believe that this reduction in inventory levels on a relative basis has had a material effect on our liquidity needs.

          As of December 31, 2005, we had an outstanding obligation of $36.2 million due for the purchase of equipment to be placed at Hynix’s premises under our agreement with Hynix, which was satisfied in the first quarter of 2006.

Operating Activities

          Net cash provided by operating activities for the year ended December 31, 2005 was $63.6 million as compared to $27.8 million net cash provided by operating activities for the year ended December 31, 2004. The increase in cash provided by operating activities was primarily attributable to our increase in net income to $48.4 million in 2005 from $20.5 million in 2004 and an increase in accounts payable offset in part by an increase in accounts receivable.

     Investing Activities

          Net cash used in investing for the year ended December 31, 2005 was $94.2 million as compared to $75.9 million for the year ended December 31, 2004. The increase was primarily attributable to our investments in marketable securities, the acquisition of Microelectronica and the investment in equipment related to our agreement with Hynix.

     Financing Activities

          Net cash provided by financing activities for the year ended December 31, 2005 was $45.8 million as compared to $78.7 million for the year ended December 31, 2004. The decrease was primarily attributable to our issuance in 2005 of convertible senior notes, which provided net proceeds of $72.8 million as compared to the public offering that we completed in 2004, which provided proceeds of $96.9 million, and a cash distribution to the minority shareholder of the Venture in the amount of $36.0 million in 2005 compared to $23.1 million in 2004.

          We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures as well as for potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. Further, in order to support our expected continued growth, we intend to continue to make investments and expenditures to secure additional supply of flash memory components. These investments or expenditures may include, among other things, direct investments in fabrication facilities, investments in suppliers of flash memory components, purchase of semiconductor manufacturing equipment or advance payments to secure future flash memory component manufacturing capacity. We will need to raise capital in the future to fund those and additional investments and expenditures to secure supply of flash memory components. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

          For the year ended December 31, 2005, the aggregate amount of our capital expenditures was $10.2 million. These expenditures were principally for the construction of our second facility in Kfar-Saba and for the purchases of computer hardware and software. In addition, during 2005 we purchased $63.8 million of equipment which we placed in Hynix’s facilities under the terms of our agreement with Hynix.

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

Our gross research and development expenses during 2003, 2004 and 2005 were $16.5 million, $26.1 million and $38.9 million, respectively. A small portion of our revenues during those years was funded through grants from OCS, SIIRD and IST, as discussed below.

Research and Development Grants

In the past, we participates in programs offered by the OCS, and we currently participate in programs offered by SIIRD, Britech and IST that support research and development activities. We received or accrued participation from OCS, SIIRD, Britech and IST of $ 0, $0, $ 331,000 and $ 188,000, respectively, in 2005, $ 128,000, $ 0, $ 0 and $ 111,000, respectively, in 2004 and $ 177,000, $ 84,000, $ 0 and $ 414,000, respectively, in 2003. Our OCS grants related to the development of a compact IDE interface flash disk, our SIIRD grants related to the development of LPC flash disk and our IST grants related to the development of secure mobile payment on chip (SM-PAYSOC).

D. TREND INFORMATION

Please see the discussion of significant recent trends in our business, including trends in our revenues, cost of goods sold, research and development expenses, net, selling and marketing expenses and net income (loss), in “Item 5A: Operating Results – Overview.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by Period (US$ in thousands)
Contractual Obligations as of December 31, 2005	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt obligations (1)	$96,938	$750	$2,250	$2,250	$91,688
Operating lease obligations(2)	9,752	4,569	5,183	---	---
Purchase obligations(3)	237,418	237,418	---	---	---
Other long term liabilities(4)	1,312	---	---	---	1,312

Total	$345,420	$242,737	$7,433	$2,250	$93,000

(1)	Senior convertible notes including interest accrued thereon.

(2)	Includes leases for facilities and vehicle leases for Israeli employees.

(3)

Covers material goods and services under issued purchase orders and further includes material purchase commitments under applicable binding forecasts. Additionally, this amount includes purchase obligations under the Product Supply Agreement with Hynix in an amount of $36.2 million.

(4)	Accrued severance pay, net.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of June 15, 2006:

Name	Age	Position

Dov Moran	50	President, CEO and Chairman of the Board of Directors
Aryeh Mergi	44	Executive Vice President of Business Development; Director
Ronit Maor	35	CFO and Corporate Secretary
Dana Gross	39	Chief Marketing Officer; Director
Itsik Onfus	44	Director
Yair Shoham	53	Director
Dr. Hans Wagner	76	Director
Yossi Ben Shalom	50	Director
Zehava Simon	47	Director
Yuval Neeman	48	Director

The background of each of our directors, executive officers and key employees is as follows:

Dov Moran. Mr. Moran is a founder of msystems and has been a director and President, Chief Executive Officer and Chairman of the Board of Directors of msystems since 1989. Mr. Moran also serves on the board of directors of some of our subsidiaries. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Prior thereto, Mr. Moran served in the Israeli Navy for seven years and was director of its microprocessors department. Mr. Moran received a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1977.

Aryeh Mergi. Mr. Mergi is a founder of msystems and has been a director of msystems since 1989 and also serves on the board of directors of some of our subsidiaries. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi also serves of the board of directors of WideMed Ltd., of which he is a founder, since May, 2000, and of Kidin, a company founded by his wife, since 1999. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

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

Dana Gross. Ms. Gross, a director of the Company since September 2000, joined the Company in July, 1992 as Vice President of Operations and has served in various management positions, including, among others, as Chief Financial Officer and President of our US subsidiary, M-Systems, Inc. Mr. Gross also serves on the board of directors of some of our subsidiaries. Currently, she serves as the company’s Chief Marketing Officer since July, 2002. Ms. Gross also serves on the board of directors of AudioCodes Ltd. (Nasdaq: AUDC), since June, 2000, and of PowerDsine Ltd. (Nasdaq: PDSN), since September, 2004. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Itsik Onfus. - Mr. Onfus has served as a director of msystems since August, 2003. Since the consolidation of all SAP entities in Israel in the beginning of 2005, Mr. Onfus serves as the Vice President Finance of the consolidated corporation - SAP Labs Israel. From July, 2002 to 2005, Mr. Onfus served as the Director of Finance at Sap Portals Israel Ltd. From 1995 to 2002, Mr. Onfus served as the Chief Financial Officer of a number of start-up companies in their incubation stage, including, among others, VDOnet Corporation Ltd., TI ISRAEL (formerly Butterfly V.L.S.I Ltd.), CallManage Inc., Voquette, RFWaves Ltd., Envara Ltd. and IXI Mobile. From 1990 to 1995, Mr. Onfus filled the positions of Controller, Corporate Controller and, prior to its purchase by Elbit, Chief Financial Officer of Fibronics Ltd., prior to which, from 1986 to 1990, Mr. Onfus worked as a CPA for the accounting firm of Goren, Ben Yaakov. During his studies, Mr. Onfus worked both as an assistant professor in the Economics department of the Hebrew University, Jerusalem, and as a research assistant, in the Research Department of the Bank of Israel. Mr. Onfus received his B.A. degree in Economics and Accounting from the Hebrew University, Jerusalem in 1986. Mr. Onfus qualifies as an independent director under applicable Nasdaq rules and was elected to the Board of Directors as an External Director under the applicable provisions of the Companies Law.

Yair Shoham. Mr. Shoham has served as a director of msystems since 1996. Since June 1999, Mr. Shoham has been general partner with Genesis Partners, a large Israel-based venture capital fund. From 1997 to 1999, Mr. Shoham was the Vice President for Business Development of Butterfly VLSI Ltd., and from January 1996 to December 1996 he was the Vice President for Business Development of VDOnet Corporation Ltd. From January 1994 to December 1995, Mr. Shoham was a partner at the law firm of Goldfarb, Levy, Eran & Co., Tel-Aviv, Israel. Mr. Shoham received his B.A. degree from Haifa University in Israel in 1982 and a J.D. degree from Loyola University of Chicago School of Law in 1985. Mr. Shoham qualifies as an independent director under applicable Nasdaq rules and was elected to the Board of Directors as an External Director under the applicable provisions of the Companies Law.

Dr. Hans Wagner. Dr. Wagner has served as a director of msystems since November, 2002. Dr. Wagner also serves as chairman of each of Bamboo Multicasting Ltd. and Kibi Ltd., two Israeli start up companies in the mobile phone sector. Until 2003, Dr. Wagner was as a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and served as chairman of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden’s second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden’s largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an M.B.A. degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology. Dr. Wagner qualifies as an independent director under applicable Nasdaq rules.

Yossi Ben Shalom. Mr. Ben Shalom has served as a director of the Company since January, 2003. Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. Before establishing DBSI Investments, Mr. Ben-Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE: KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom also serves as active chairman of the board of directors of Pointer Telocations Ltd. (Nasdaq Capital Market: PNTR) (formerly known as Nexus Telocation Ltd.), as the chairman of the board of directors of Shagrir Vehicles Systems, as a member of the board of directors of Taldor, a company publicly traded on the Tel Aviv Stock Exchange and as a member of the board of directors of Cimatron Ltd. (Nasdaq: CIMT). Mr. Ben Shalom holds a B.A. in Economics and an MA in Business Management from Tel Aviv University.

Zehava Simon. Ms. Simon joined our Board in May, 2005. Since 2002, Ms. Simon has served as Chief Executive Officer of BMC Software Israel, Ltd. after having served in various positions at BMC from 2000 to 2002. Prior to her joining BMC, Ms. Simon served as CFO & Operations manager for Intel’s Israeli subsidiaries. Ms. Simon received her B.A. degree from the Hebrew University, Jerusalem in 1981, an M.Sc. in Business Management degree from the joint program of Boston University/Ben Gurion University in 1991 and an LLB from the Interdisciplinary Center, Herzliya in 2003. Ms. Simon qualifies as an independent director under applicable Nasdaq rules.

Yuval Neeman. Mr. Neeman joined our Board in February, 2006.Since 1989 and until recently, Mr. Neeman has been with Microsoft Corporation, most recently, as its Corporate Vice President of Storage and Platform Solutions. Prior to this position, Mr. Neeman served in various other management positions at Microsoft including as its Vice President Engineering Enterprise Storage Division and its Vice President of Developer Division, where he led the development of Microsoft Visual Studio® .NET and Microsoft .NET Framework. Mr. Neeman received his B.Sc. in computer engineering in 1984 and an M.Sc. in Computer Science in 1989, each from the Technion, Israel Institute of Technology, in Haifa, Israel. Mr. Neeman qualifies as an independent director under applicable Nasdaq rules.

B. COMPENSATION

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31, 2005 (9 persons) was approximately $513,000 (of which approximately $505,000 have been paid), which amount includes approximately $53,800 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Following the approval of the shareholders, beginning as of April 19, 2005 each of the directors, other than the Chairman of the Board, shall receive compensation for their service as directors in the amount of US $10,000 per year and US $400 per in-person board or committee meeting.

During 2005, no persons who served in the capacity of director and executive officer for the year ended December 31, 2005 (9 persons), were granted options to purchase shares.

C. BOARD PRACTICES

Terms of Office

Directors are elected by an ordinary resolution at the Annual General Meeting of our shareholders. All directors of the Company (other than external directors appointed under the Companies Law, who serve for a period of three years after their election (see in this Item 6.C below the paragraph titled “External Directors”)), serve until the next Annual General Meeting, unless their offices are vacated earlier under any relevant provision of our Articles of Association.

We have entered into employment agreements with all of our executive officers similar in form to the agreements entered into with all of our other employees. These agreements are subject to termination by either party, with or without cause, in most cases on either 30 or 60 days’ notice, depending on the agreement. Under these agreements with our Israeli executive officers, we and the employee each contribute a percentage of the salary of the employee to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute between 13.3% and 15.8% of his or her salary. Israeli law generally requires severance pay, which may be funded by Managers’ Insurance, upon the retirement or death of an employee or termination of employment without due cause. These agreements all contain provisions standard for a company in our industry regarding non competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is limited in Israel.

Alternate Directors

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director. Any alternate director will have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her provides otherwise) and the right to remuneration. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed. Under the Israeli Companies Law, (i) a director of a company whose articles of association permit the appointment of an alternate director to the board, may appoint another director as an alternate director to a committee of the board, provided that the alternate director is not already a member of such committee and further provided that if the appointing director is an external director, the alternate director shall posses the financial and accounting expertise or the professional qualification (as described under “External Directors” below) possessed by the appointing director, and (ii) an external director may not appoint an alternate director except as set forth in clause (i).

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship with the company;

•	a business or professional relationship with the company maintained on a regular basis;

•	control of the company; and

•	service as an office holder, except where the director was appointed as such for the purpose of serving as an external director of a company that was contemplating becoming a publicly held company.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an out external side director.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

1.	at least one-third of the shares of non-controlling shareholders voted at the meeting (disregarding votes abstained), vote in favor of election of the director; or

2.	the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director will be three years and may be extended for an additional three years. Each committee of a company’s board of directors will be required to include at least one external director and the audit committee of a company’s board of directors is required to include all of the external directors. We have appointed Yair Shoham and Itsik Onfus as external directors pursuant to the Companies Law.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Under regulations recently promulgated under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial and accounting expertise” and the other external director or directors are required to have “professional qualification”.

The recently promulgated regulations set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”. A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and according expertise or professional qualification).

The board of directors should determine the minimum number of directors having financial and accounting expertise in addition to the external directors. In determining such number the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations.

Independent Directors

Our Ordinary Shares are listed for quotation on The Nasdaq National Market and thus we are subject to the rules of The Nasdaq National Market applicable to quoted companies as well as to the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. Under the rules, a majority of the board is required to consist of independent directors. The independence standard under the rules excludes any person who is a current employee of the Company or any subsidiary thereof and any person who has a relationship with the Company that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The standard provides that the following persons will not be considered independent: (i) a director who is, or at any time during the three years prior to his appointment as a director was, employed by the company or by any parent or subsidiary of the company; (ii) a director who accepted or who has a family member who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than certain exceptions, (iii) a director who is a family member of an individual who is, or at any time during the three years preceding the determination of independence was, employed by the company or by any parent or subsidiary of the company as an executive officer; (iv) a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the preceding three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than certain exceptions, (v) a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company served on the compensation committee of such other entity or (vi) a director who is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years. Messrs. Onfus, Shoham and Yuval Neeman, Dr. Wagner and Ms. Simon serve as independent directors and meet the independence standard of the above rules.

Audit Committee

Under the Companies Law, the board of directors of any publicly traded company must appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the board of directors; (b) any controlling shareholder or relative of a controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that the each member of the audit committee (i) be independent (as defined above under “Independent Directors”); (ii) meet the criteria for independence set forth in certain rules under the US Securities Exchange Act of 1934 (subject to certain exemptions); (iii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Additionally, each company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s outside auditors.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the Company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

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

Our audit committee currently consists of Zehava Simon, Itsik Onfus and Yair Shoham. Itsik Onfus possesses past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background, as required under the Nasdaq rules.

Financial Expert

Under Sarbanes-Oxley, one of the Audit Committee members must have accounting or related financial management expertise. Our Board of Directors has recognized Mr. Onfus, based on all of the requirements set forth in the applicable rules and regulations, as our “financial expert” and we believe that we are in compliance with this requirement.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by its audit committee. The role of the internal auditor is to examine, among other matters, whether the Company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the Company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the Company’s independent accountant or its representative. We have appointed an internal auditor in accordance with the requirements of the Companies Law.

D. EMPLOYEES

As of December 31, 2003, 2004 and 2005, we had 362, 513 and 822 employees, respectively, of which for 2005, such number includes 88 employees in administration and finance, 224 in sales and marketing, 371 in research and development and 139 in operations. Of these 822 employees, 550 were based in Israel, 140 in Spain, 57 in the United States and 75 in other countries.

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

E. SHARE OWNERSHIP

As of June 15, 2006, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 3,505,485, and includes options to purchase up to 443,065 Ordinary Shares which are exercisable or will become exercisable within 60 days of June 15, 2006. The weighted average exercise price of these options was $ 8.13 per share.

Other than those individual directors and executive officers listed in the table below, all of our directors and executive officers listed in Item 6.B above beneficially own less than one percent of our Ordinary Shares as of June 15, 2006. The percentages set forth below are based on 38,077,551 shares issued and outstanding as of June 15, 2006:

	Ordinary Shares beneficially owned[1]
Name	Number	Percent

Dov Moran (1)	2,319,792	6.06%

Hans Wagner (2)	697,312	1.83%

1. Includes options to purchase 176,250 shares, which are exercisable within 60 days of June 15, 2006.2. Includes options to purchase 90,312 shares, which are exercisable within 60 days of June 15, 2006.

Share Option Plans and Recent Changes in Israeli Law

The Company previously had two incentive share option plans in place, the Incentive and Restricted Share Option Plan (the “IRSO Plan”) and the Section 102 Share Option Plan (the “102 Plan” and, together with the IRSO Plan, the “Old Plans”). The respective term of each of the Old Plans expired on February 15th, 2003.

In replacement of the Old Plans and in lieu of recent revisions (the “Tax Reform”) to the Israeli Income Tax Ordinance (New Version) 1961 (the “Tax Ordinance”) requiring the adoption of certain adjustments concerning the issuance of share options to Israeli employees, the Company adopted, by way of a resolution of the Board of Directors on November 5th, 2002 and a resolution of the shareholders of the Company on December 17th, 2002, its new omnibus 2003 Stock Option and Restricted Stock Incentive Plan (the “New 2003 Plan”). Following is a brief review of each of the New 2003 Plan and the Tax Reform:

The New 2003 Plan

Under the New 2003 Plan, the Company has reserved eight million (8,000,000) Ordinary Shares for the grant of awards to the employees, officers, directors, service providers and consultants of the Company and of any subsidiary of the Company. Of this amount, five million (5,000,000) Ordinary Shares were reserved for issuance with the adoption of the New 2003 Plan by the shareholders of the Company on the December 17, 2003 Annual General Meeting of Shareholders and the number of Ordinary Shares reserved for issuance was increased by an additional three million (3,000,000) Ordinary Shares following approval by the shareholders of the Company on November 11, 2004. The New 2003 Plan is intended to enable the Company to issue awards under varying tax regimes, including without limitation (i) pursuant and subject to the provisions of the Tax Ordinance; (ii) incentive stock options within the meaning of Section 422 of the Code; (iii) nonqualified stock options; (iv) restricted shares; (v) capped SARs (as described below) and (vi) other share-based awards. Apart from issuance under the relevant tax regimes in the State of Israel and the United States of America, the New 2003 Plan contemplates issuances of awards in other jurisdictions, with respect to which the Board of Directors is empowered to make the requisite adjustments in the New 2003 Plan and set forth the relevant conditions in the Company’s agreement with the grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

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

The capped SARs are similar to traditional options, except that instead of representing the right to receive shares by payment of the exercise price, each SAR represents the right to receive shares equal in value to the difference between the market price of an Ordinary Share on the exercise date less the exercise price of the SAR. Each SAR has a cap, and if the market price exceeds this cap on the date of exercise, the payment to the holder is equal to the cap less the exercise price. Like options, the SARs have a vesting schedule, and may not be exercised prior to vesting.

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

Aggregate Amounts of Outstanding Options

As of June 15, 2006, we had outstanding options for 5,667,171 Ordinary Shares at an average exercise price of $ 19.82 per Ordinary Share, and with expiration dates ranging from August 2003 to May 2016.

Revisions to the Tax Ordinance

The Tax Reform created a new tax structure for taxing stock or stock options that the Company grants to its Israeli employees, while the existing tax structure will continue to apply to the issuance of options to external service providers and to the controlling owners of the Company, who are not considered to be ‘employees’ of the Company for the purposes of Section 102 of the Tax Ordinance. As a general rule, a company can choose to issue options or shares through a trustee or without a trustee. If such company chooses the trustee track, it must further opt for either the ‘ordinary income track’ or the ‘capital gains track’ and this decision is then binding on the company and on all similarly situated office-holders for the subsequent two years.

We have chosen to issue shares and options through a trustee, who has been authorized by the tax authorities in accordance with and for the period set by law and, as a result, neither the issuance of shares or options to those of our eligible employees, nor the exercise by such employees of their options, will be taxable. The tax will be imposed only when the shares are sold by the trustee or transferred to the employee, whichever is earlier. We have notified the tax authorities of our opting for the ‘capital gains track’ in accordance with the requirements of the Tax Ordinance.

As a result of our choosing the ‘capital gains track,’ in the event that the trustee holds the shares until the end of the required holding period, which is at least 2 years from the end of the tax year in which the shares or options were issued to the trustee and for issuance as of 2006 the required holding period was revised to 2 years from the issuance of the shares or options (as applicable), the value of the benefit to the employee will be considered to be capital gain and he or she will be taxed at a rate of 25%. In addition, we will not be able to deduct expenses for tax purposes. As our Ordinary Shares are registered on a stock exchange, a part of the profit that reflects the value of the benefit to the date of issuance will be considered as ordinary income by the employee and we will be able to deduct this as a salary expense, with the balance being deemed as capital gains and taxable at 25% which we will not be able to deduct as an expense. Had we chosen the ‘ordinary income (employment income) track’, the employee would have been considered as having received employment income in an amount equal to the benefit (consideration at date of sale, less share option exercise price and expenses from the purchase and sale). We would then have been entitled to deduct as a salary expense, the same amount as the employee would have received in income. The required holding period by the trustee under the ‘ordinary income (employment income) track’ is one year from the end of the tax year in which the options or shares were issued to the employee.

The Employee Stock Purchase Plan – Global Non-U.S. (the “Global ESPP plan”); and the Employee Stock Purchase Plan – U.S. (the “U.S. ESPP plan”)

The purpose of the ESPP plans was to enable our employees to purchase msystems’ shares through accumulated payroll deductions. The Global ESPP plan was available to all of our non-U.S. employees. The U.S. ESPP plan was available to our U.S. employees and contains certain provisions intended to qualify the U.S. ESPP plan as an “employee stock purchase plan” under Section 423 of the Code.

The terms of our ESPP plans (both Global and U.S.) provided that any of our employees (with certain restrictions in the U.S. ESPP Plan), if he or she so chooses, was able to elect before any “Offering Period” to have any whole percentage between 1% and 10% deducted from his salary and allocated to buy msystems shares. An “Offering Period” was a six-month period, with a new Offering Period beginning on May 15 and November 15 each year (unless changed by the Board of Directors). The price of the shares purchased by the employee – i.e., the number of shares that he was to receive in return for the amounts deducted from his salary over the six-month Offering Period – was determined at the end of the Offering Period and was equal to the lower of 85% of the closing bid for of msystems’ shares on (1) the first day of the Offering Period; or (2) the last day of the Offering Period.

The ESPP plans were terminated by our Board of Directors effective November 15, 2005.

ITEM 7. MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the number of Ordinary Shares owned beneficially by all shareholders known to us to own beneficially more than 5% of the outstanding Ordinary Shares on June 15, 2006. The percentages set forth below are based on 38,077,551 shares issued and outstanding as of June 15, 2006:

	Ordinary Shares beneficially owned
Name	Number	Percent

Dov Moran *	2,319792	6.06%
Eastbourne Capital Management LLC(1)	3,460,994	9.39%
All directors and executive officers as a group (10 persons) (2)	3,505,485	9.10%

The following table lists the significant changes in the percentage ownership held by any major shareholders during the past three years:

Name of Significant Shareholder	Effect of Change	Year of Change

Federated Investors, Inc. (Asset Management) (1)	decreased its shareholdings beneath 5%	2004

RS Investment Management LP (1)	decreased its shareholdings beneath 5%	2005

Eastbourne Capital Management LLC (1)	increased its shareholdings beyond 5%	2005

Massachusetts Financial Services Company (1)	increased its shareholdings beyond 5%	2005
	decreased its shareholdings beneath 5%	2005

Federated Investors, Inc. (Asset Management) (1)	increased its shareholdings beyond 5%	2004

Fidelity Investments (1)	increased its shareholdings beyond 5%	2003
	decreased its shareholdings beneath 5%	2004

Viking Global Investors LP (1)	increased its shareholdings beyond 5%	2004
	decreased its shareholdings beneath 5%	2004

*	Includes options to purchase 176,250 shares, which are exercisable within 60 days of June 15, 2006.

(1)	Numbers and percentages are based on information provided to the Company from outside sources. We are unable to give accurate percentages of each entity’s holdings.

(2)	Includes options to purchase 443,065 shares, which are exercisable within 60 days of June 15, 2006.

Our shareholders do not have different voting rights.

As of June 15, 2006, our Ordinary Shares were held by approximately 74 holders of record. Based on a review of the information provided to us by our transfer agent, 59 holders of record, holding approximately 82.4% of our outstanding Ordinary Shares, were residents of the United States.

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

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

•	a breach of his/her duty of care to us or to another person;

•	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

•	a financial liability imposed upon him/her in favor of another person.

Indemnification of Office Holders. Our Articles of Association provide that we may indemnify an office holder against:

•

a financial liability imposed on an office holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the office holder;

•

reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent; and

•

reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent.

Our Articles of Association also include:

•

authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

•	authorization to indemnify retroactively an office holder.

We have agreed to indemnify our office holders under indemnification agreements with each office holder, to the maximum extent permitted under the Companies Law.

Engagement Terms with Yossi Ben Shalom. In December 2005 our audit committee and Board of Directors approved the terms of Mr. Ben Shalom’s engagement with the Company, subject to the approval of our shareholders. If approved by the shareholders, in consideration for the services provided by Mr. Ben Shalom, he will receive NIS 12,500 per month and a grant of an option to purchase 10,000 ordinary shares of our company.

C. INTEREST OF EXPERT AND COUNSEL

– Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated audited financial statements are included in this annual report in Item 18 “Financial Statements.”

Legal Proceedings

Other than the litigation set forth below, we are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company:

Trek

msystems and a number of its distributors in Singapore are in litigation with Trek Technology (Singapore) Pte Ltd. a company registered in Singapore (“Trek”). In April 2002, Trek received a patent in Singapore for a “Portable Data Storage Device”. Trek immediately issued ‘Cease and Desist’ letters to several companies, including msystems’ distributors in Singapore alleging that msystems’ mDrive product infringed its patent. msystems asked Trek to withdraw its letters and was refused. Consequently, On May 17th, 2002 msystems filed a lawsuit against Trek for groundless threats and on May 20th, 2002 Trek filed a lawsuit against msystems’ distributors (and later msystems itself) for patent infringement. msystems is under a contractual obligation to indemnify these distributors and we represent them in the pending litigation.

On May 12, 2005, a court in Singapore ruled in favor of Trek. On November 11, 2005, the Court of Appeal of Singapore confirmed the lower court’s ruling. The matter is currently before the court to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to Trek. We have made a provision for this litigation based on current estimates provided by our external legal counsel.

Former Employee Claim

On May 7, 2006, a former employee filed a lawsuit against us in Israel claiming that we had breached an undertaking to him to establish a jointly-held company with him, which would be the owner of certain intellectual property rights, in the development of which he claims to have participated during his employment with us. This employee had previously filed a similar lawsuit against us in labor court, which was dismissed due to lack of jurisdiction. The Company filed a statement of defense on July 16, 2006. We believe that we have meritorious defenses to the claims and we intend to contest the former employee’s claims vigorously. However, we cannot at this time determine what the outcome of this litigation will be, and if we do not prevail our results of operations may be adversely affected.

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

If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under the Investment Law (see item 10.E below the paragraph titled “Law for the Encouragement of Capital Investments, 1959”), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the ‘approved enterprise’ status granted to us under the Investment Law, to Israeli taxes to which the income would not otherwise be subject. We have decided to reinvest permanently the amount of tax-exempt income derived from our approved enterprises and not to distribute such income as dividends. In the event that we decide to pay a cash dividend from income that is tax exempt, we would be liable for corporate tax on the amount distributed at the rate of 20%. Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.

B. SIGNIFICANT CHANGES

– None other than disclosed in this report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated

Yearly Figures

	High	Low

2001	$16.56	$3.92
2002	$12.59	$4.95
2003	$22.49	$5.20
2004	$23.15	$11.50
2005	$34.89	$18.49

Quarterly Figures

	High	Low

2004:
First Quarter	$22.00	$16.86
Second Quarter	$23.15	$13.55
Third Quarter	$16.50	$11.50
Fourth Quarter	$19.99	$13.85

2005:
First Quarter	$26.18	$18.49
Second Quarter	$23.99	$18.64
Third Quarter	$30.39	$18.90
Fourth Quarter	$34.89	$27.40

2006:
First Quarter	$37.16	$24.72
Second Quarter	$37. 60	$25.34

Monthly Figures

	High	Low

2006:
Most Recent 6 months:

January 2006	$37.16	$27.82
February 2006	$29.34	$25.40
March 2006	$27.75	$24.72
April 2006	$35.00	$25.34
May 2006	$37.60	$32.32
June 2006	$30.67	$26.67

Closing Price on first trading day of each of most recent six months:
February 1, 2006	$28.75
March 1, 2006	$27.42
April 1, 2006	$25.86
May 1, 2006	$33.29
June 1, 2006	$28.90
July 1, 2006	$29.63

On July 14, 2006, the last reported sale price of our Ordinary Shares was $ 25.13 per share. There is currently no trading market for our Ordinary Shares outside the United States.

B. PLAN OF DISTRIBUTION

– Not applicable

C. MARKETS

Our Ordinary Shares were quoted on The Nasdaq Capital Market (under its former name, Nasdaq Small-Cap Market) under the symbol “FLSHF” from our initial public offering in March 1993 through our secondary public offering in August 1996. Since August 8, 1996, our Ordinary Shares have been quoted on The Nasdaq National Market. On March 24, 1999, our ticker symbol was changed to “FLSH.”

D. SELLING SHAREHOLDERS

– Not applicable

E. DILUTION

– Not applicable

F. EXPENSES OF ISSUE

– Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

– Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

The objects and purposes of our Company appear in our Memorandum of Association and include taking all actions permissible under applicable laws.

Approval of Specified Related Party Transactions

The Companies Law imposes a duty of care and a duty of loyalty on all of a company’s office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An “office holder” as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director’s service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director’s service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

The Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board of directors or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule does not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction, in which case the transaction is subject to shareholders approval.

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

Holders of Ordinary Shares have one vote for each paid-up Ordinary Share held of record on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting (disregarding votes abstained), vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders’ meeting on:

•	Any amendment to the Articles of Association;

•	An increase in the company’s authorized capital;

•	A merger; or

•	Approval of some of the acts and transactions that require shareholder approval.

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

Modifications of Share Rights

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Company’s Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, and voting on the issue approve the change. Our Articles of Association differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of at least 50% of the voting power of the affected class represented at the meeting and voting on the change. Our Articles of Association require for quorum at a meeting of a particular class of shares the presence of two shareholders holding at least 25% of the voting power of that class. Our Articles of Association - may be amended by majority of the voting power of our Company represented at a shareholders meeting and voting thereon, except that the provisions of our Articles of Association relating to mergers and acquisitions can only be amended by a vote of 75% of the voting power of our Company represented at a meeting and voting thereon.

Shareholders Meetings and Resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our Board of Directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of directors of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company’s board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

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

Mergers and Acquisitions; Anti-takeover Provisions

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger. Our Articles of Association require approval of a merger or acquisition by a vote of the 75% of our Company’s voting power, present and voting on the proposed merger at a shareholders’ meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or by any person holding at least 25% of such other party are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholders’ approval of the merger in each of the merging companies.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

C. MATERIAL CONTRACTS

On March 23, 2005, we completed an offering of our Convertible Notes which provided net proceeds for us of approximately $ 72.75 million. The interest rate, conversion rate and offering price were pursuant to the Purchase Agreement between M-Systems Finance, msystems and the initial purchasers of the Convertible Notes and the Senior Indenture between M-Systems Finance, msystems and The Bank of New York Trust Company, N.A., as trustee. The Purchase Agreement provides that obligations of M-Systems Finance under the Purchase Agreement are unconditionally guaranteed by msystems. M-Systems Finance issued the notes under the Senior Indenture. The terms for registering the Convertible Notes and the ordinary shares issuable upon conversion of the Convertible Notes with the SEC are covered by the Registration Rights Agreement.

In August 2005, we entered into cooperation agreements with Hynix in order to secure guaranteed capacity and favorable purchasing terms for flash memory components from Hynix. Under these agreements, we agreed to purchase and place at Hynix’s manufacturing facility $100 million worth of semiconductor manufacturing equipment in return for guaranteed capacity, favorable purchasing terms for flash memory components and the receipt of an aggregate of up to $100 million in credits (the price for the purchased equipment) on wafers that we purchase from Hynix over the six year term of the agreement, subject to certain conditions. As of March 31, 2006, we had completed the purchase and placement in Hynix’s facilities of the equipment, and we began to receive credits on wafers we purchased from Hynix in the first quarter of 2006.

In November 2005, we acquired Microelectronica Espanola, a European SIM card manufacturer, for approximately $75.0 million in cash, including acquisition related costs (or approximately $40.5 million net of working capital acquired in the transaction). Microelectronica Espanola designs, manufactures and markets SIM cards to mobile network operators, primarily in Spain and Latin America. The acquisition expands our technology, security, know-how, manufacturing capabilities and geographical reach for the mobile market. Further, the acquisition provides us with sales channels and a customer base to assist in accelerating sales of mSIM MegaSIM and flash memory cards for mobile handsets.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax. The corporate tax rate was reduced, in July 2004 and August 2005 from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective rate of tax of a company that derives income from an ‘approved enterprise’ (as referred to below) may be considerably lower (see in this Item 10.E below the paragraph titled “Law for the Encouragement of Capital Investments, 1959”).

Tax Reform

The Law for the Amendment of the Income Tax Ordinance (Amendments Nos. 132 and 147), together known as the ‘Tax Reform’, came into effect in 2003 and 2006 respectively.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of up to 25% for individuals (as described below) and 25% for corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. Taxes on capital gains, applicable to individuals, reduced from 2006 to 20% and to 25% for individuals who hold 10% or more of the means of control during the 12 months preceding the sale of the shares or receipt of the dividend;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

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

•

Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of our Ordinary Shares, see “Capital Gains Taxes on Sales of our Ordinary Shares” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

Law for the Encouragement of Industry (Taxes), 1969

We currently qualify as an “industrial company” under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). A company qualifies as an “industrial company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (other than income from certain types of loans, capital gains, interest and dividends), is derived from industrial enterprises owned by that company. An “industrial enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. See Note 12 to our Consolidated Financial Statements.

Under the Industry Encouragement Law, an industrial company is entitled to deduct the purchase price of patents and certain other intangible property rights (other than goodwill) over a period of eight years, beginning with the year in which such rights were first used.

An industrial company may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date of commencement of operation and the number of work shifts. An industrial company owning an ‘approved enterprise’ may choose between such special depreciation rates and the depreciation rates available to ‘approved enterprises’.

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

Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an ‘approved enterprise’. Each certificate of approval for an ‘approved enterprise’ relates to a specific investment program delineated both by its financial scope, including its capital resources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific ‘approved enterprise’. If a company has more than one approval, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Most of our current production facilities have been granted the status of an ‘approved enterprise’ under the Investment Law, in six separate investment programs. Under the Investment Law, we have chosen the “alternative benefits” option and have waived Government grants in return for a tax exemption. These programs provide us with the tax benefits described below. Under the terms of our ‘approved enterprise’ programs, our income from ‘approved enterprises’ will be tax exempt for periods of 2-4 years (except with respect to income from our Omer facility, which will be tax-exempt for 10 years), commencing with the year in which we first earn taxable income from the relevant ‘approved enterprise’, and is subject to a reduced tax rate for an additional period of up to a total of ten years from when the tax exemption began. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of msystems’ shares held by non-Israelis during that remaining period (the more shares held by non-Israelis, the lower the tax rate). The tax benefits periods described above, except from the 2-4 years tax exemption which is not limited in time, will end upon the earlier of (a) 12 years from the year of commencement of production, or (b) 14 years from the year of approval of ‘approved enterprise’ status).

A company that has elected the alternative package of benefits, like we have, and that subsequently pays dividend out of income derived from the ‘approved enterprise’ during the tax exemption period, will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our Ordinary Shares). The dividend recipient is taxed at the reduced rate applicable to dividends from ‘approved enterprises’ (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The benefits available to an ‘approved enterprise’ are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described below. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. We believe that our ‘approved enterprises’ operate in substantial compliance with all of these conditions and criteria.

The Investment Law also provides that an ‘approved enterprise’ is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the new law.

No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

As of December 31, 2005, we generated a total of approximately $ 7 million of net operating loss carry forwards in Israel. These Israeli net operating loss carryforwards have no expiration date. The tax benefits granted to an ‘approved enterprise’ are not available to us with respect to the income of our subsidiaries.

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation’s equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 20% for dividends paid to a non-Israeli individual or corporation that is not a substantial shareholder (generally defined as a shareholder who holds directly or indirectly 10% or more of the outstanding shares of a company), 25% for dividends paid to a substantial shareholder or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the income tax treaty between the U.S. and Israel, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

A nonresident of Israel who receive interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

Israeli law generally exempts non-residents of Israel from Israeli capital gains tax on the sale of our shares. This exemption does not apply to non-residents of Israel in which a resident of Israel has a beneficial of interest of 25% or more. In addition, the US-Israel tax treaty generally exempts US residents, as defined in the treaty, from Israeli capital gains taxes on the sale of our shares, provided that the US resident did not hold an interest in our company of 10% or more during the 12 months preceding the sale and provided that the US resident does not maintain a permanent establishment in Israel.

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

United States Federal Income Tax Considerations

          Subject to the limitations described below, the following discussion describes material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

A trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          This discussion is a summary for general information only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares. This summary considers only holders that are beneficial owners of our Ordinary Shares that will own Ordinary Shares as capital assets (generally, for investment).

          This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers or insurance companies;

•	holders who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	real estate investment trusts or regulated investment companies;

•	grantor trusts;

•	individual retirement and other tax deferred accounts;

•	financial institutions or “financial services entities”;

•	holders who hold Ordinary Shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated transaction;

•	holders who own or owned, directly, indirectly or by attribution, at least 10% of our voting power;

•	holders whose functional currency is not the dollar;

•	holders who received Ordinary Shares as compensation; and

•	certain former citizens or long-term residents of the U.S.

          This discussion does not consider the tax treatment of holders that are partnerships or other pass-through entities or persons who hold our Ordinary Shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

          Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares.

Dividends

          Subject to the discussion below under “–Tax Consequences of Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our Ordinary Shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the Ordinary Shares and, to the extent in excess of such basis will be treated as gain from the sale or exchange of such Ordinary Shares.

          For taxable years beginning on or before 2010, dividends to non-corporate U.S. Holders who meet certain eligibility requirements (including certain holding period requirements and the absence of certain risk reduction transactions with respect to the Ordinary Shares) qualify for a reduced rate of taxation of 15% or lower if (a) our Ordinary Shares are readily tradable on an established securities market in the U.S., or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”) to be satisfactory. Because our Ordinary Shares are listed and traded on NASDAQ and the IRS has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose, dividends paid with respect to our Ordinary Shares should qualify for the reduced rate.

          Dividends paid with respect to our Ordinary Shares will not qualify for the reduced rate if, for the tax year the dividend is paid or the preceding tax year, we are classified as a passive foreign investment company (“PFIC”), as defined for U.S. federal income tax purposes. Although we do not believe we were a PFIC for 2005 or will be a PFIC for 2006, see the discussion below under “–Tax Consequences of Passive Foreign Investment Company Status,” for more information. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

          Distributions of our current or accumulated earnings and profits generally will be foreign source income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

          U.S. Holders will have the option of claiming the amount of any non-U.S. taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below.

          The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. For this purpose, any dividend that the Company distributes generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning on or before December 31, 2006. U.S. Holders should note that “the financial services income” category has been eliminated with respect to taxable years beginning after December 31, 2006. At such time, the foreign tax credit limitation categories will be limited to “passive income” and “general category income.” Additionally, special rules will apply if we are a “United States-owned foreign corporation,” which we may be. In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and non-U.S. source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and non-U.S. sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

          The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute.

Disposition of Ordinary Shares

          Subject to the discussion below under “–Tax Consequences of Passive Foreign Investment Company Status,” upon the sale or exchange of our Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the Ordinary Shares, which is usually the dollar cost of such shares, and the amount realized on the sale or exchange. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. Holder on a sale or exchange of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Ordinary Shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), gain derived from the sale, exchange or other disposition of Ordinary Shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the Ordinary Shares within Israel, may be treated as non-U.S. source income for U.S. foreign tax credit purposes.

Tax Consequences of Passive Foreign Investment Company Status

          We will be a passive foreign investment company, or “PFIC,” if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or non-U.S., treated as a corporation for U.S. federal income tax purposes, in which we are considered to own 25% or more (directly or indirectly) of the shares by value, is passive income. Alternatively, we will be a PFIC if 50% or more of our gross assets in a taxable year, averaged quarterly over the year and generally determined based on fair market value and including our pro rata share of the assets of any company, U.S. or non-U.S., treated as a corporation for U.S. federal income tax purposes, in which we are considered to own 25% (directly or indirectly) or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes interest, dividends, royalties, rents and amounts derived from the investment of funds. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a “qualified electing fund” (as described below):

•

Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our Ordinary Shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us with respect to our Ordinary Shares in the shorter of either the three previous taxable years or such U.S. Holder’s holding period for Ordinary Shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year and to years prior to our being a PFIC in its gross income as ordinary income for that taxable year. A U.S. Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax for that taxable year.

•

The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of Ordinary Shares will also be treated as an excess distribution and will be subject to taxation and an interest charge as described above.

•

The tax basis in our Ordinary Shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis in such shares, if lower than fair market value.

          If we become a PFIC for any taxable year, the special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund” (QEF) in such year or, if later, the first taxable year in which the U.S. Holder owns our Ordinary Shares and if we comply with certain reporting requirements. Instead, a U.S. Holder who has made a QEF election would be required for each taxable year in which we were a PFIC to include in income its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

          The QEF election is made on a shareholder-by-shareholder basis. Once such an election is made, it applies to all subsequent taxable years unless revoked with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to such shareholder’s timely filed U.S. federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 with such shareholder’s U.S. federal income tax return every year.

          A U.S. Holder of PFIC stock which is “marketable stock” (e.g. regularly traded on NASDAQ) could, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period of our Ordinary Shares, the U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

          We do not believe that we were a PFIC in 2005 and do not anticipate being a PFIC in the future. Our belief is based, in part, on our audited financial statements, our spending plans for the proceeds of future offerings, our market capitalization and our current expectations of the value and nature of our assets, the sources and nature of our income and relevant market data. However, because the tests for determining PFIC status are applied annually and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, our market capitalization and the amount and type of our gross income, we cannot determine our PFIC status until the end of each business year. We cannot assure U.S. Holders that the IRS will agree with our conclusion regarding our PFIC status for any particular taxable year and there can be no assurance that we will not become a PFIC.

          U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or a mark-to-market election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including as to the advisability of choosing to make a QEF election, a “protective” QEF election, or an election to mark the shares to market annually.

Information Reporting and Backup Withholding

          A U.S. Holder (other than exempt recipients such as corporations) is generally subject to information reporting requirements with respect to dividends paid in the U.S. or by a U.S. payor or U.S. middleman on our Ordinary Shares and proceeds paid from the sale, exchange, redemption or other disposition of our Ordinary Shares. In addition, a U.S. Holder is subject to backup withholding (currently at a rate of 28% for taxable years through 2010) on dividends paid in the U.S. or by a U.S. payor or U.S. middleman on Ordinary Shares and proceeds paid from the sale, exchange, redemption or other disposition of our Ordinary Shares, unless the U.S. Holder provides a properly completed IRS Form W-9 or otherwise establishes a basis for exemption.

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Holder’s U.S. federal income tax liability, and a Holder may obtain a refund of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS.

F. DIVIDENDS AND PAYING AGENTS

– Not applicable

G. STATEMENT BY EXPERTS

– Not applicable

H. DOCUMENTS ON DISPLAY

All documents referenced herein concerning us are archived at our principal offices located at:

7 Atir Yeda St.,
Kfar Saba, Israel 44425.

I. SUBSIDIARY INFORMATION

– Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, mainly changes in foreign currency (i.e. non US Dollars) exchange rates and the credit worthiness of our customers. We use derivative financial instruments in our investment portfolio to hedge only part of foreign currency market risks.

Foreign Currency Exchange and Inflation Risk

Most of our revenues generated and costs incurred outside of the United States are generally denominated in dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements and in Microelectronica are translated on a quarterly average exchange rate between the Euro and the United States dollars.. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates only partially. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States Dollars and currencies other than NIS, and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to changes in NIS / US Dollars exchange rates. Revenues of Microelectronica are usually denominated in Euro and are mostly covered with Euro denominated expenses however certain exposure to the Euro/ United States Dollars fluctuations.

Trade Receivables credit risk

Our trade receivables balances are derived from sales to customers located primarily in the United States, the Far East and Europe. We generally do not require collateral; however, in certain circumstances, we may require letters of credit, other collateral, additional guarantees or advanced payments. we perform ongoing credit evaluations of our customers and insure certain trade receivables under foreign trade risks insurance. To date, we have not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables the collection of which may be doubtful.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

– Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

– Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

– Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Restatement

                    See Item 5 “Operating and Financial Review and Prospects – Internal Review of Stock Option Grants and Restatement of Consolidated Financial Information” for a discussion of the Special Committee’s internal review of prior stock option grants and the restatement of certain of our consolidated financial information. As discussed in Item 5 “Operating and Financial Review and Prospects – Internal Review of Stock Option Grants and Restatement of Consolidated Financial Statements – A. Review of Stock Option Grants – 2. Findings of the Special Committee” and “– C. Restatement of Consolidated Financial Statements”, based on the Special Committee’s findings, the Company concluded that, for accounting purposes, the effective measurement dates of certain past stock option grants differed from the previously determined measurement dates for such grants, and accordingly that the Company has failed to record the proper compensation expense relating to certain past stock option grants. The Company determined that this failure constitutes a material weakness in its internal control over financial reporting because it did not maintain adequate internal controls over financial reporting to ensure that option grants were accounted for using correct measurement dates in accordance with United States generally accepted accounting principles. Because the closing market prices of our ordinary shares as of the corrected measurement dates were generally higher than the relevant option exercise prices, the Company determined that it should have recognized non-cash stock-based compensation expense and related tax adjustments which were not accounted for in our previously issued financial statements.

                    A “material weakness” is defined by the Public Company Accounting Oversight Board in Auditing Standard No. 2 as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

                    The Company has concluded that a control deficiency existed with respect to its use of incorrect measurement dates for certain past stock option grants, and for the reasons set forth above, such deficiency is a material weakness in our internal control over financial reporting. Our management has reviewed this material weakness in our internal control over financial reporting with our audit committee and has discussed it with our independent registered public accounting firm. Pursuant to the recommendation of the audit committee, the Company determined to restate our previously issued consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 and certain previously issued consolidated financial information as of December 31, 2003 and as of and for the years ended December 31, 1999, 2000, 2001 and 2002 and, in light of the restatement, such previously issued financial statements and financial information should no longer be relied upon.

                    See Item 5 “Operating and Financial Review and Prospects – Internal Review of Stock Option Grants and Restatement of Consolidated Financial Statements – A. Review of Stock Option Grants – 3. Remedial Measures Recommended by the Special Committee” and “– 4. Adoption and Implementation of Special Committee Recommendations by the Board of Directors” for a discussion of the remedial measures recommended by the Special Committee and adopted by the Board of Directors.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

                    The effectiveness of any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By its nature, any system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.

                    Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2005 taking into account the restatement of our consolidated financial statements and certain consolidated financial information referred to above. The Company has identified a material weakness in our internal control over financial reporting with respect to accounting for stock option grants as a result of our failure to determine the proper measurement dates for measuring compensation expense relating to certain past stock option grants. Solely as a result of this material weakness, and based on the findings of the Special Committee, our Chief Executive Officer and our Chief Financial Officer have concluded that as of December 31, 2005 our disclosure controls and procedures were not effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

                    During the year ended December 31, 2005 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, as discussed in Item 5 “Operating and Financial Review and Prospects – Internal Review of Stock Option Grants and Restatement of Consolidated Financial Statements – A. Review of Stock Option Grants – 3. Remedial Measures Recommended by the Special Committee” and “– 4. Adoption and Implementation of Special Committee Recommendations by the Board of Directors”, in July 2006 our Board of Directors resolved to adopt various remedial measures to address the material weakness in our internal control over financial reporting discussed above.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Onfus (See in Item 6.A “Directors and Senior Management” synopsis of Mr. Onfus’ biography).

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

msystems Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425

Attn. Legal Department
Telephone: (972)-9-764-5000

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last two fiscal years, Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global, has acted as the Company’s independent auditors.

Audit fees

Ernst & Young billed the Company $230,143 for audit services for fiscal 2005. Ernst & Young billed the Company $ 376,502 for audit services for fiscal 2004.

Tax fees

Ernst & Young billed the Company $134,626 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2005. Ernst & Young billed the Company $ 94,478 for tax services, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2004.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees and Tax Fees described above for fiscal 2005 and 2004.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee has also adopted its own rules of procedure. The Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2004 and 2005, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

– None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

– None

PART III

ITEM 17. FINANCIAL STATEMENTS

– Not applicable

ITEM 18. FINANCIAL STATEMENTS

See Consolidated Financial Statements, attached to this annual report as Exhibit 15(a).4.

ITEM 19. EXHIBITS

1.1	+	msystems’ Memorandum of Association, as amended

1.2		msystems’ Articles of Association, as amended

4(a).1	++	Purchase Agreement made as of September 17, 2000 between Fortress U&T Ltd. and msystems

4(a).2	* !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and msystems Ltd.

4(a).3	** !!	Patent License Agreement dated July 15, 2003 by and between Toshiba Corporation and msystems Ltd.

4(a).4	** !!	Ordinary Shares Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and msystems Ltd.

4(a).5	** !!	New Master Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and msystems Ltd.

4(a).6	** !!	XDOC Development and License Agreement dated July 15, 2003 by and between Toshiba Corporation and msystems Ltd.

4(a).7	!!	Standard Nand Supply Agreement dated as of October 1, 2003 by and among Toshiba Corporation, msystems Ltd. and a third party

4(a).8	!!	Product Supply Agreement dated as of October 1, 2003 by and between Toshiba Corporation, msystems Ltd. and a third party

4(a).9	***	Purchase Agreement dated March 17, 2005 by and between M-Systems Finance Inc., msystems Ltd. and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets Inc.

4(a).10	***

Registration Rights Agreement dated March 23, 2005 by and between M-Systems Finance Inc., msystems Ltd. and the initial purchasers of the notes, as defined therein, represented by Citigroup Global Markets Inc.

4(a).11	***	Senior Indenture dated March 23, 2005 by and between M-Systems Finance Inc., msystems Ltd. and The Bank of New York Trust Company, N.A.

4(a).12	!!	Product Supply Agreement dated August 22, 2005, by and between msystems Ltd. and Hynix Semiconductor Inc.

4(a).13

Sale And Purchase Agreement dated November 14th 2005 of the Shares of Microelectrónica Española, S.A.U. between Javier Pérez Aznar, Microelectrónica Española, S.A.U. and M-Systems Flash Disk Pioneers España, S.L.U. (formerly, GLOBAL SIGNIFERO, S.L.U.).

4(c).1	!!!	Form of Amended and Restated Indemnification Agreement entered into by msystems Ltd. and (i) each director and (ii) the Chief Executive Officer

ITEM 19. EXHIBITS (CONT.)

8		List of msystems’ subsidiaries and where they are incorporated

12.1		Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2		Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13(a).1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13(a).2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15(a).1		Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)

15(a).3		Consolidated Financial Statements

	+	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.

	++	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.

	*	Previously filed as an exhibit to our Annual Report on Form 20-F/A Amendment No. 3 for the fiscal year ended December 31, 2002, File No. 001-11712 and incorporated by reference herein.

	**	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated by reference herein.

	***	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated by reference herein.

	!!	Portions of the agreement and/or exhibits have been omitted pursuant to a request for confidential treatment provided to the SEC.

	!!!	Previously filed as an exhibit to our Report on Form 6-K, furnished to the Securities and Exchange Commission on December 6, 2005 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, msystems hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on the 17th day of July, 2006.

msystems Ltd.

By:	/s/ Dov Moran

Dov Moran,
President and Chief Executive Officer